As filed with the Securities and Exchange Commission on January 17, 2017

Registration No. 333- 215441

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AdvancePierre Foods Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2000	26-3712208
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9987 Carver Road

Blue Ash, Ohio 45242

(800) 969-2747

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael B. Sims

Senior Vice President, Chief Financial Officer and Treasurer

9987 Carver Road

Blue Ash, Ohio 45242

(800) 969-2747

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Gregg A. Noel, Esq. Jeffrey H. Cohen, Esq. Jonathan Ko, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue, Suite 3400 Los Angeles, California 90071 (213) 687-5000	Merritt Johnson, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022-6069 (212) 848-4000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Common stock, par value $0.01 per share	14,375,000	$29.43	$423,056,250	$49,032.22

(1)	Includes offering price of shares of common stock that the underwriters have the option to purchase. See “Underwriting.”
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and the low price of the Registrant’s common stock on January 3, 2017, as reported on The New York Stock Exchange.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated January 17, 2017

PRELIMINARY PROSPECTUS

12,500,000 Shares

AdvancePierre Foods Holdings, Inc.

Common Stock

The selling stockholders identified in this prospectus, including funds managed by Oaktree Capital Management, L.P. (“Oaktree”) and members of our management, are selling 12,500,000 shares of our common stock. See “Principal and Selling Stockholders.” We will not be selling any shares of our common stock in this offering and will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Our common stock is listed on The New York Stock Exchange (the “NYSE”) under the symbol “APFH.” The last reported sale price of our common stock as reported on the NYSE on January 13, 2017 was $28.03 per share.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 22 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price
Underwriting discounts and commissions(1)
Proceeds, before expenses, to the selling stockholders

(1)	See “Underwriting” for additional information regarding underwriting compensation.

To the extent that the underwriters sell more than 12,500,000 shares of our common stock, the underwriters have the option to purchase up to an additional 1,875,000 shares from certain of the selling stockholders at the public offering price, less the underwriting discounts and commissions, within 30 days of the date of this prospectus. We will not receive any proceeds from the exercise of the underwriters’ option to purchase additional shares from certain of the selling stockholders.

The underwriters expect to deliver the shares against payment in New York, New York on or about                     , 2017.

Morgan Stanley	Credit Suisse		Barclays
BMO Capital Markets	Deutsche Bank Securities	Goldman, Sachs & Co.	Wells Fargo Securities

Prospectus dated                     , 2017.

AdvancePierre™ Foods

PASSION FOR FOOD
We are foodies – we want to make food that looks and tastes great.

INTEGRITY
We act and communicate honestly, honor our commitments, and protect company resources like they are our own.

HELPING ONE ANOTHER
We work well together, have a can-do spirit, and enable and celebrate success.

RESPECT
We treat people fairly and with dignity, recognizing that each person makes important contributions.

PROFITABLE GROWTH
We drive profitable results by investing in our customers, our company, and our people.

COMMUNITY
We have a strong sense of community and strive to support food-related causes where we work and live.

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Neither we, the selling stockholders nor the underwriters are making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or such other date stated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data used throughout this prospectus from internal company surveys and management estimates as well as from industry and general publications and research, surveys and studies conducted by third parties. We believe these internal company surveys and management estimates are reliable; however, no independent sources have verified such surveys and estimates. Third-party industry and general publications, research, studies and surveys generally state that the information contained therein has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, neither we nor the selling stockholders have independently verified any of the data from third-party sources and cannot guarantee its accuracy and completeness.

Forecasts and other forward-looking information obtained from these sources involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. In addition, our name, logo and website name and address are our service marks or trademarks. Some of the more important registered U.S. trademarks and trade names are AdvancePierre Foods®, Barber Foods®, Better Bakery®, Big AZ®, Drive Thru®, Fast Classics®, Fast Fixin’®, Hot ‘n’ Ready®, Landshire®, Pierre™, Pierre Signatures®, PB Jamwich®, The Pub®, Smart Picks® and Steak EZE®. Other trademarks, trade names and service marks appearing in this prospectus are the property of their respective holders.

BASIS OF PRESENTATION

As used in this prospectus, unless otherwise noted or the context otherwise requires, (1) references to the “company,” “we,” “our,” or “us” are to AdvancePierre Foods Holdings, Inc. and its consolidated subsidiaries, (2) references to “AdvancePierre” are to AdvancePierre Foods Holdings, Inc. exclusive of its subsidiaries, (3) references to “APF Holdco” are to Pierre Holdco, Inc., a direct wholly-owned subsidiary of AdvancePierre, and (4) references to “APF” are to AdvancePierre Foods, Inc., an indirect wholly-owned subsidiary of AdvancePierre and a direct subsidiary of APF Holdco.

References to “fiscal 2016” are to the 52-week period ended December 31, 2016, “fiscal 2015” are to the 52-week period ended January 2, 2016, references to “fiscal 2014” are to the 53-week period ended January 3, 2015, references to “fiscal 2013” are to the 52-week period ended December 28, 2013, references to “fiscal 2012” are to the 52-week period ended December 29, 2012 and references to “fiscal 2011” are to the 52-week period ended December 31, 2011. References to “Q4 2016” are to the 13-week period ended December 31, 2016 and references to “Q4 2015” are to the 13-week period ended January 2, 2016. References to “Q3 2016” are to the 13-week period ended October 1, 2016 and references to “Q3 2015” are to the 13-week period ended October 3, 2015. References to the “2016 YTD period” are to the fiscal year to date period ended October 1, 2016 and references to “2015 YTD period” are to the fiscal year to date period ended October 3, 2015. Both the 2016 YTD period and the 2015 YTD period consisted of 39 weeks. In this prospectus, (1) financial data for fiscal 2015, fiscal 2014 and fiscal 2013, and balance sheet data as of January 2, 2016 and January 3, 2015, is derived from our audited consolidated financial statements included elsewhere in this prospectus, (2) financial data for fiscal 2012 and fiscal 2011, and balance sheet data as of December 28, 2013, December 29, 2012 and December 31, 2011, is derived from our unaudited consolidated financial statements that are not included in this prospectus and (3) financial data for Q3 2016, Q3 2015, the 2016 YTD period, the 2015 YTD period and balance sheet data as of October 1, 2016, is derived from our unaudited consolidated interim financial statements included elsewhere in this prospectus.

ii

References to “ready-to-eat sandwiches” means bun based sandwiches, breakfast sandwiches, stuffed pockets and sliced meat deli sandwiches and excludes hot dogs and wrap-based sandwiches.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.

iii

PROSPECTUS SUMMARY

This summary highlights certain significant aspects of our business and this offering. This is a summary of information contained elsewhere in this prospectus, is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the information presented under the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus, before making a decision to invest in our common stock. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from future results contemplated in the forward-looking statements as a result of certain factors such as those set forth in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” When making an investment decision, you should also read the discussion under “Basis of Presentation” for the definition of certain terms used in this prospectus and other matters described in this prospectus.

Who We Are

We are a leading national producer and distributor of value-added, convenient, ready-to-eat sandwiches, sandwich components and other entrées and snacks. We hold the number one or number two market share position by sales or volume in nearly all our major product categories, with net sales of $1.5 billion in the twelve months ended October 1, 2016 and $1.6 billion in fiscal 2015. We offer a differentiated value proposition to our customers due to our scale, broad product portfolio, customization capabilities, national distribution and food safety track record.

We market and distribute approximately 2,600 stock keeping units (“SKUs”) across all day parts in multiple product categories, including: (1) ready-to-eat sandwiches, such as breakfast sandwiches, peanut butter and jelly (“PB&J”) sandwiches and hamburgers; (2) sandwich components, such as fully-cooked hamburger and chicken patties and Philly steaks; and (3) other entrées and snacks, such as country fried steak, stuffed entrées, chicken tenders and cinnamon dough bites. In the twelve months ended October 1, 2016, 67.5% of our net sales were attributable to the fast-growing ready-to-eat sandwiches and sandwich components categories. Our products are shipped frozen to our customers and sold under our commercial and retail brands, as well as private label and licensed brands.

We control more steps within the production process than most of our competitors. This integrated approach allows us to add value throughout our processes, generate attractive margins and provides us with a significant competitive advantage. Our value-added processes include recipe formulation, pre-preparation by chopping, breading, seasoning and marinating, food preparation by baking, charring, frying and grilling, assembly and packaging. Our integrated bread and biscuit production capabilities are a key differentiator due to proprietary formulations that we believe produce superior tasting sandwiches.

We sell to a diverse set of over 3,000 customers and have an average relationship tenure of approximately 20 years with our top 20 customers. We employ a customer-centric approach, which is rooted in market-leading research and development (“R&D”) capabilities, product quality and customer service. We have dedicated marketing and sales teams for each of our channels to serve the specific needs of our customers. We enjoy “category captain” status in many of our product categories with our largest foodservice customers. In many cases, we collaborate with our customers to develop new products, customizing recipes and flavors in a cost efficient manner. We believe our customer-centric approach is a competitive advantage that helps our customers grow their businesses and, in turn, accelerates our organic growth and profitability.

We sell our value-added products to the foodservice, retail and convenience channels, which correspond to our three core segments. We also sell our products in the industrial channel. We believe our diversification across these channels provides us with a stable revenue base through economic cycles. In the twelve months ended October 1, 2016, 54.7% of our net sales were generated from our Foodservice segment, where our commercial brands are highly sought-after and trusted by chefs, cooks and other purchasers. In our Retail segment, in addition to selling our branded products, we also leverage our R&D capabilities to co-create exclusive products and packaging designs with our customers under their private label brands. In our Convenience segment, we are a leading supplier of ready-to-eat sandwiches and sandwich components to national and regional convenience chains and vending providers.

We have an attractive financial profile with steady, organic volume growth, healthy margins, modest capital expenditures and limited working capital requirements. These characteristics enable our business to generate strong cash flows. Our earnings profile also benefits from a lean selling, general and administrative (“SG&A”) cost structure and a scaled, efficient supply chain network. We intend to use these attributes to enhance stockholder value by paying regular dividends, reducing our indebtedness, strategically deploying our capital to fund organic growth opportunities and financing value-enhancing acquisitions.

In the twelve months ended October 1, 2016, we generated $1.5 billion in net sales, $114.8 million in net income, $97.8 million in Adjusted Net Income and $287.9 million in Adjusted EBITDA. In fiscal 2015, we generated $1.6 billion in net sales, $37.1 million in net income, $66.8 million in Adjusted Net Income and $260.2 million in Adjusted EBITDA. Our net sales, Adjusted Net Income and Adjusted EBITDA in the twelve months ended October 1, 2016 reflect a compound annual growth rate (“CAGR”) of 1.2%, 337.1% and 20.8%, respectively, since fiscal 2013. In the twelve months ended October 1, 2016 and fiscal 2015, we also generated $186.6 million and $157.2 million, respectively, of cash flow from operating activities. See “—Summary Historical Consolidated Financial Data” for reconciliations of Adjusted Net Income and Adjusted EBITDA to net income.

Our Recent Performance and the APF Way

During 2013 and 2014, our board of directors transformed our senior management by hiring John Simons and four of the ten other members of our current executive team. This new team revamped our cost structure, budgeting tools and pricing methodology by implementing a continuous improvement program that we call the “APF Way.” The APF Way uses a data-driven analytical framework to drive growth and profitability through improved commercial decision-making, excellence in sales and marketing and productivity in procurement, logistics and production.

We believe the APF Way has fundamentally changed the cost structure of our business and has been a major factor in our recent volume, sales and profitability growth. Initially, we focused on reducing our cost structure by executing on productivity initiatives and re-aligning trade promotion allowances, resulting in approximately $155.0 million in implemented annualized savings from 2013 to October 1, 2016. In addition, we eliminated approximately $155.0 million of sales associated with lower margin contracts. We have invested in new systems and processes that enable us to deliver continuous productivity savings and effectively manage margins and profitability. Our Adjusted EBITDA margin, which we calculate as Adjusted EBITDA divided by net sales, expanded from 10.9% in fiscal 2013 to 18.6% in the twelve months ended October 1, 2016, even as our raw material costs increased. Our net sales and volume grew at a CAGR of 2.7% and 5.2%, respectively, in our three core segments from fiscal 2013 to the twelve months ended October 1, 2016. Going forward, we expect these investments and discipline will allow us to continue to deliver overall growth and attractive margins.

Our Segments

We manage and report our operations in four segments with Foodservice, Retail and Convenience representing our core segments. Our fourth segment, Industrial, consists of sales to other food producers under short-term co-manufacturing agreements.

Foodservice. The foodservice industry supplies the diverse U.S. “food-away-from-home” industry. The foodservice industry had $232 billion of sales in 2015 and is expected to have 2.3% annual growth over the next five years, according to Technomic Inc. (“Technomic”) data prepared in 2016. Our Foodservice customers include leading national and regional distributors, who then sell our products to end-customers such as restaurant operators, schools, healthcare providers, hospitality providers, the U.S. military and grocery deli counters. We supply 95 of the largest 100 school districts in the United States, directly and through distributors, and work closely with school districts to develop nutritious meal options with good quality and value. We also directly supply many national restaurant chains. We sell a diverse portfolio of products into the foodservice channel, including ready-to-eat sandwiches, such as breakfast sandwiches, PB&J sandwiches and hamburgers, sandwich components, such as fully-cooked hamburger and chicken patties and Philly steaks, and other entrées and snacks, such as country fried steak, stuffed entrées, chicken tenders and cinnamon dough bites. We primarily sell our products under our own commercial brands, which are highly sought-after and trusted by chefs, cooks and other purchasers. Commercial and private label brands accounted for 71.5% and 28.5%, respectively, of our Foodservice net sales for fiscal 2015.

Retail. Frozen and refrigerated handhelds, which includes ready-to-eat sandwiches, accounted for $4.1 billion of industry-wide retail sales in 2015, with 5.3% annual growth since 2010, according to Information Resources, Inc. (“IRI”) data prepared in 2016. Within frozen and refrigerated handhelds, breakfast handhelds accounted for $1.2 billion of industry-wide retail sales in 2015, with 14.6% annual growth since 2010, according to IRI data prepared in 2016. We serve a wide array of retail customers including national and regional grocery chains, major warehouse club stores, mass retailers and dollar stores. Key products that we sell into the retail channel include ready-to-eat sandwiches, such as breakfast sandwiches, grilled chicken sandwiches and stuffed pockets, sandwich components, such as chicken patties and Philly steaks, and other entrées and snacks, such as stuffed chicken breasts. In addition to selling our branded products, we also leverage our R&D capabilities to co-create exclusive products and packaging designs with our Retail customers under their private label brands. For fiscal 2015, 69.4% of our Retail net sales were attributable to our retail brands, such as Barber, Pierre and Fast Fixin’, 29.8% to private label brands and the rest to licensed brands.

Convenience. Industry-wide prepared food sales in the convenience channel were $46.8 billion in 2015, with approximately 9.3% annual growth since 2012, according to National Association of Convenience Stores (“NACS”) data prepared in 2016. Our Convenience customers include national and regional convenience chains and vending providers. We partner with our Convenience customers to develop customized, ready-to-eat sandwiches, such as breakfast sandwiches and hamburgers, sandwich components, such as chicken patties, and other entrées and snacks, such as cinnamon dough bites. For fiscal 2015, 77.6% of our Convenience net sales were attributable to our retail brands, such as Big AZ, 21.6% to private label brands and the rest to licensed brands.

Industrial. In order to optimize capacity utilization across our production network, we opportunistically enter into short-term co-manufacturing agreements with other food producers, such as packaged food companies. Due to the lower margin nature of this business, we have strategically reduced our percentage of net sales generated by this segment from 15.7% in fiscal 2013 to 5.1% in the twelve months ended October 1, 2016.

Our Strengths

We believe the following strengths differentiate us from our competitors and will contribute to our ongoing success:

Leading Market Positions in Attractive, Growing Categories

We hold the number one or number two market share position by volume in nearly all of our major product categories and are well positioned to capitalize on growth in our markets. We are the number one player with market shares ranging from approximately 30% to 65% in our top five product categories, which represent 68% of our net sales in fiscal 2015. Within most of our major product categories, we are the only full-service operator of scale and compete against smaller, regional players with limited product breadth, production capacity and capabilities. We typically do not compete against large packaged food companies given our foodservice focus and the customization requirements of our customers.

We produce over 600 million sandwiches per year and 67.5% of our net sales in the twelve months ended October 1, 2016 were related to ready-to-eat sandwiches and sandwich components. We are a leading provider of lunch and dinner sandwiches to the foodservice, retail and convenience channels. Our superior bread quality is an important purchase driver for our sandwiches.

Long-Standing, Collaborative Customer Relationships Create a High Barrier to Entry

Our strong customer relationships across a diverse set of customers provide a significant competitive advantage and create a high barrier to entry. For fiscal 2015, our top ten customers accounted for 53.4% of our net sales, with our two largest customers, Sysco Corporation and U.S. Foods, Inc., accounting for 13.6% and 12.0%, respectively, of our net sales in fiscal 2015. Our two largest customers collectively source over 1,700 SKUs from our portfolio and buy across multiple contracts for a diverse set of end-customers, making us an important supplier and giving us a stable and consistent revenue base.

We have deep and collaborative relationships with an average tenure of approximately 20 years with our top 20 customers. We maintain our relationships through our segment-focused marketing teams and an experienced sales force of approximately 100 associates who work closely with customers to meet their needs. Our foodservice commercial brands are highly sought-after and trusted by chefs, cooks and other purchasers for their consistent food safety, premium quality and taste profile. Given our track record, we enjoy “category captain”

status in many of our product categories. We produce approximately 2,600 SKUs for our customers, who source a high volume and a variety of products from us, making us an important supplier and partner. We expect to continue to have a competitive advantage as our customers focus on large scale suppliers in order to streamline and optimize their supply chains.

We offer a differentiated value proposition to our customers due to our scale, broad product portfolio, customization capabilities, national distribution and food safety track record.

Leader in On-Trend, Fast-to-Market New Product Development

We believe our customer-centric approach, which is rooted in market-leading R&D capabilities, product quality and customer service, differentiates us from our competitors and has allowed us to accelerate our organic growth and improve our profitability. Our product innovation and R&D expertise span areas such as flavor development, recipe formulation, nutrition science, bakery science and food safety. In recent years, we have enhanced our new product development and customer insight capabilities, and, in 2015, we opened a state-of-the-art 3,200 square foot R&D facility in West Chester, Ohio.

The food industry today is characterized by rapidly changing menus and evolving consumer taste profiles. In this environment, our customers value our ability to co-create new products with flavor profiles that differentiate their offerings and successfully commercialize new products with speed and efficiency. We launched 600 new SKUs in the last three years, accounting for 12.7% of our net sales in fiscal 2015. Our innovation, sales force and marketing teams collaborate with customers to co-create highly customized products and are able to mobilize quickly to respond to customer requests.

Scale and Production Efficiency with a National Distribution Footprint

We benefit from a national, scaled production, procurement and logistics network with low production, freight and warehousing costs. We believe our efficient cost structure provides a sustainable competitive advantage and enables us to offer a customized and varied set of products to our customers at competitive prices.

We have two integrated bakery facilities which allow us to source approximately 65% of our bread in-house (excluding bread for our PB&J sandwiches). Our eleven production facilities benefit from economies of scale, which when combined with our national distribution capabilities, differentiate us from our competitors and make us a valuable supplier for both national and regional customers. Except for the production facility previously owned by Allied Specialty Foods, Inc. (“Allied”), which we acquired in October 2016 and are in the process of improving, all of our facilities have achieved Safe Quality Food (“SQF”) Level 3 food safety certification, the highest level of such certification from the Global Food Safety Initiative (“GFSI”).

Attractive Financial Profile

We have an attractive financial profile with steady, organic volume growth in our core segments, healthy Adjusted EBITDA margins, modest capital expenditures and limited working capital requirements.

We are able to deliver attractive Adjusted EBITDA margins due to the high value-added nature of our products. Our margin profile is well protected given our ability to proactively adjust pricing frequently to reflect input cost movements with minimal lag time. Only 16.2% of our net sales in fiscal 2015 were subject to fixed price arrangements. We also have a lean and scalable cost structure. We plan to continue leveraging the APF Way to deliver operational productivity savings, improve our business mix and increase the effectiveness of our trade promotion allowances. Our business has relatively low capital expenditure requirements, with maintenance expenditures typically averaging approximately 1% of our net sales.

Proven Acquisition Expertise

We have a successful track record of sourcing, executing and integrating acquisitions, beginning with the combination of Pierre Foods, Inc., APF’s predecessor, with Advance Food Company, Inc. and Advance Brands, LLC in 2010. Given our scale and breadth of capabilities, we believe we are well positioned to consolidate the fragmented industry in which we operate. We maintain a highly disciplined approach to acquisitions, focusing on opportunities that diversify our products, add production capabilities, expand production capacity and allow for meaningful synergy realization. In addition to realizing cost synergies, we leverage our sales teams to expand distribution of newly acquired brands and products and cross-sell across our channels to drive sales synergies.

Since 2011, we have completed four accretive acquisitions. In June 2011, we acquired Barber Foods, LLC (“Barber Foods”), a producer of premium stuffed entrées, which strengthened our retail presence and expanded our chicken-based product offering. In January 2015, we acquired the wholesale business and production assets of Landshire, Inc. (“Landshire”), which broadened our portfolio of premium sandwiches to include sliced meat sandwiches and added incremental, margin-enhancing baking and assembly production capabilities. In April 2015, we acquired the business and production assets of Better Bakery, LLC (“Better Bakery”) to expand into stuffed sandwiches, one of the largest ready-to-eat sandwich categories. Our acquisitions of Barber Foods, Landshire and Better Bakery contributed $166.4 million of incremental net sales in fiscal 2015. In October 2016, we acquired Allied, a producer of beef and chicken Philly steak products, which we expect will expand our market position in Philly steaks by adding fully cooked product offerings, expand our geographic reach and increase our sandwich component production capacity.

Talented Management Team with a Track Record of Driving Growth and Reducing Costs

Since 2013, we have assembled an experienced management team through strategic hiring of key leaders and expanded organizational capabilities in R&D, sales and marketing. Our management team has an average of 25 years of expertise in the foodservice, retail and convenience industries and has demonstrated its ability to deliver on key strategic initiatives, which have transformed business performance. In the last two years, our management team’s key accomplishments include implementation of the APF Way, successful integration of two value-enhancing acquisitions and significant margin improvement.

Our management team had been led by our President and Chief Executive Officer John Simons since October 2013. On November 9, 2016, in response to Mr. Simons’ planned retirement in 2017, we announced a succession and transition plan for our President and Chief Executive Officer positions. As a part of the plan, Christopher Sliva, who has over a decade of experience as a public food company executive, became our President and a member of our board of directors. It is anticipated that Mr. Simons will remain as our Chief Executive Officer until March 31, 2017, when he will retire and be succeeded by Mr. Sliva as our President and Chief Executive Officer.

Our Strategy

Expand Our Market Leading Positions in Growing Channels and Categories

We are focused on expanding our leadership position within our core segments of Foodservice, Retail and Convenience.

We believe the ready-to-eat breakfast sandwich category is a key growth opportunity for us. We hold the number one position with a 64% market share in breakfast sandwiches sold in the convenience channel. We are also the largest supplier of private label breakfast sandwiches in the retail channel, with a 56% market share, according to IRI data prepared in 2016. Private label sales of retail frozen breakfast sandwiches are underpenetrated compared to the frozen food market and therefore we believe poised for significant growth. We will continue to leverage our sandwich expertise and customer relationships to grow our share in breakfast sandwiches in the retail channel and with foodservice distributors and schools.

We believe we have multiple growth opportunities across our core segments. In Foodservice, we plan to expand distribution of our products to new customers, such as coffee shops, theaters, grocery deli counters and hospitality providers. In Retail, in addition to growing our sandwich business, we are launching product extensions for Barber Foods and Better Bakery and expanding distribution within rapidly growing dollar stores. In Convenience, we are expanding our breakfast product portfolio and launching Better Bakery products.

We are also expanding our lineup of products to take advantage of recent consumer trends. We have successfully launched snacking-oriented products, such as popcorn chicken, PB&J snack bars and cinnamon dough bites, and better-for-you products, such as antibiotic, hormone-free fully-cooked burgers.

Drive Growth Through Focus on Innovation

Our product categories offer potential for value-added product innovation. We believe our innovation capabilities, combined with our investments in consumer insights and our ability to partner with customers to co-create products, will enable us to continue to introduce successful new products to drive sales growth and margin improvement across our portfolio.

Our R&D team is focused on developing products in line with key consumer trends, such as breakfast sandwiches, better-for-you products and snacking-oriented products. Examples of products in our innovation pipeline include ready-to-eat breakfast sandwiches that meet the new K-12 nutrition guidelines, premium offerings for club stores and new limited time offers for key convenience store chain customers. We are also partnering with various customers to develop on-trend, protein-based snacks.

Deliver Attractive Margins through Dynamic Pricing and Leveraging the APF Way

We believe we are well positioned to deliver attractive margins given the high value-added nature of our products, our dynamic pricing model and our ability to generate ongoing productivity savings by leveraging the APF Way. In addition, our focus on improving our product mix, leveraging our scalable organization structure and realizing synergies from acquisitions supports our margin profile. Under the APF Way, we are implementing multiple initiatives across the areas of production, procurement, commercial and logistics that we expect will deliver ongoing productivity savings and help offset potential operational headwinds and cost inflation.

Acquire Value-Enhancing Businesses

We believe our scale and integration expertise allow us to make value-enhancing acquisitions. We operate in a highly fragmented industry with many opportunities to execute accretive transactions. For example, in October 2016, we acquired Allied, a producer of beef and chicken Philly steak products, which we expect will expand our market position in Philly steaks by adding fully cooked product offerings, expand our geographic reach and increase our sandwich component production capacity. Our integration expertise allows us to rapidly capture cost synergies and we are able to generate revenue synergies by leveraging existing customer relationships and marketing expertise to cross-sell products across channels. Our management team has an active pipeline of acquisition opportunities and maintains a regular dialogue with potential targets.

Return Capital and Reduce Debt

We believe our capital structure enables us to invest in our business and reduce our indebtedness, creating value for our stockholders. We also expect to return capital to our stockholders through regular dividend payments. We paid a regular quarterly cash dividend of $0.14 per share on September 28, 2016 and December 6, 2016. In addition, on December 16, 2016, we announced that our board of directors intends to increase the regular quarterly dividend from $0.14 per share to $0.16 per share, an increase of approximately 14.3%. We expect to pay a regular quarterly cash dividend of $0.16 per share beginning in the first quarter of fiscal 2017, subject to declaration by our board of directors. See “Dividend Policy” for additional details.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	The food industry in which we operate is highly competitive.

•	Disruption of our supply chain could adversely affect our business, financial condition and operating results.

•	Our top ten customers have historically accounted for a significant portion of our net sales.

•	Most of our customers are not obligated to continue purchasing products from us.

•	Increases in the prices of raw materials, particularly beef, poultry and pork, could reduce our operating margins.

•	Changes in consumer eating habits could adversely affect our business, financial condition and operating results.

•	If our products become contaminated or are mislabeled, we may be subject to product liability claims, product recalls and increased scrutiny by regulators, any of which could adversely affect our business.

•	We are subject to extensive governmental regulations, which require significant compliance expenditures.

•	We sell a large percentage of our products to schools, directly and through distributors, which subjects our sales volumes and, thus, our operating results, to seasonal variations.

•	We may be unsuccessful at identifying, acquiring or integrating future acquisitions.

•	Our high level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our floating-rate indebtedness and prevent us from meeting our obligations under our indebtedness.

•	Oaktree will continue to have significant influence over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

•	Upon completion of this offering, we will no longer be a “controlled company” within the meaning of the NYSE. However, we will continue to qualify for, and may rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to stockholders of other companies during a one-year transition period.

Corporate Information

AdvancePierre was incorporated in Delaware on December 5, 2008 as Pierre Foods Holding Corporation and changed its name to AdvancePierre Foods Holdings, Inc. on March 16, 2016. On July 20, 2016, we completed our initial public offering of 21,390,000 shares of our common stock, which included the full exercise of the underwriters’ option to purchase additional shares, at a price of $21.00. Upon completion of our initial public offering, our common stock was listed on the NYSE under the symbol “APFH.”

Our executive offices are located at 9987 Carver Road, Blue Ash, Ohio 45242, and our telephone number at that location is (800) 969-2747. We maintain a website at www.advancepierre.com. The information contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

Our Principal Stockholders

Prior to the completion of this offering, funds managed by Oaktree (our “principal stockholders”) beneficially owned 57.2% of our common stock. Oaktree is a leader among global investment managers specializing in alternative investments, with $99.8 billion in assets under management as of September 30, 2016. The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in distressed debt, corporate debt (including high yield debt and senior loans), control investing, convertible securities, real estate and listed equities. Headquartered in Los Angeles, the firm has over 900 employees and offices in 18 cities worldwide.

After the completion of this offering, our principal stockholders will beneficially own 44.0% of our common stock, or 41.9% of our common stock if the underwriters exercise in full their option to purchase additional shares from certain of the selling stockholders. As a result, Oaktree will continue to have significant influence over us and decisions made by our stockholders and may have interests that differ from yours. See “Risk factors—Risks Related to this Offering and Ownership of Our Common Stock—Oaktree will continue to have significant influence over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.” We also entered into a new stockholders agreement and an amended and restated registration rights agreement with our principal stockholders in connection with our initial public offering. For more information regarding these agreements, see “Certain Relationships and Related Party Transactions—Stockholders Agreement” and “—Registration Rights Agreement.”

Oaktree currently owns a majority of the voting power of all outstanding shares of our common stock. As a result, we currently are a “controlled company” within the meaning of the rules of the NYSE. Upon completion of this offering, we will no longer be a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Principal and Selling Stockholders” and “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Upon completion of this offering, we will no longer be a “controlled company” within the meaning of the NYSE. However, we will continue to qualify for, and may rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to stockholders of other companies during a one-year transition period.”

Recent Developments

Allied Acquisition

On October 7, 2016, we acquired all of the outstanding voting interests of Allied, a producer of beef and chicken Philly steak products, for $60.0 million in cash, subject to a post-closing adjustment estimated to be approximately $2.5 million. We expect this acquisition will expand our market position in Philly steaks by adding fully cooked product offerings, expand our geographic reach and increase our sandwich component production capacity. The acquisition is also expected to provide cost synergies.

Succession and Transition Plan for Our President and Chief Executive Officer Positions

On November 9, 2016, we announced that our board of directors approved a succession and transition plan for our President and Chief Executive Officer positions. As a part of the plan, Mr. Sliva became our President and a member of our board of directors on November 14, 2016. It is anticipated that Mr. Simons will remain as our Chief Executive Officer until March 31, 2017, when he will retire and be succeeded by Mr. Sliva as our President and Chief Executive Officer. Mr. Simons will remain a member of our board of directors until the date of the 2017 annual meeting of our stockholders.

Notes Offering

On December 7, 2016, we issued $400 million aggregate principal amount of our 5.50% senior notes due 2024 (the “notes”) in a private placement to “qualified institutional buyers” as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act. The notes mature on December 15, 2024 and bear interest at a rate of 5.50% per annum, payable semi-annually on June 15 and December 15 of each year, commencing on June 15, 2017. On December 7, 2016, we used the net proceeds of the offering, together with cash on hand, to repay $400 million of outstanding borrowings under our first lien term loan and to pay estimated fees and expenses of $5 million. In connection with the repayment of $400 million of outstanding borrowings under our first lien term loan, we estimate that we will expense $6.3 million of unamortized loan origination fees and original issue discount.

Repricing of Our First Lien Term Loan

On December 7, 2016, we entered into a repricing amendment to the credit agreement governing our first lien term loan. The amendment reduced the margins applicable to our first lien term loan from 2.75% per annum (subject to a leverage-based step-down to 2.50%) to 2.00% per annum in the case of base rate loans, and from 3.75% per annum (subject to a leverage-based step-down to 3.50%) to 3.00% per annum in the case of LIBOR loans (subject to a 1.00% floor on LIBOR loans). The amendment also provides that a 1.0% mandatory prepayment premium applies to certain repricing transactions occurring prior to the six-month anniversary of execution of the amendment. We estimate that we incurred $2.6 million of fees and expenses in connection with the repricing of our first lien term loan, of which $1.9 million is expected to be expensed in fiscal year 2016 and $0.7 million is expected to be deferred.

Dividend Increase

On December 16, 2016, we announced that our board of directors intends to increase our regular quarterly dividend from $0.14 per share to $0.16 per share, an increase of approximately 14.3%. We intend to pay a regular quarterly dividend of $0.16 per share in the first quarter of fiscal 2017, subject to declaration by our board of directors.

Preliminary Results for Q4 2016 and Fiscal 2016

We have prepared preliminary estimated unaudited selected financial results for Q4 2016 and fiscal 2016. Based on information that is currently available, we are reporting the following estimated ranges:

•	Q4 2016 net sales are expected to be in the range of $408 million to $411 million, including volume growth in our three core segments (excluding volume attributable to our acquisition of Allied) of 5.7%. We expect fiscal 2016 net sales of $1.566 billion to $1.569 billion, including volume growth in our three core segments (excluding volume attributable to our acquisition of Allied) of 2.8%.

•	Q4 2016 net income is expected to be in the range of $30 million to $34 million, or diluted net income per share of $0.38 to $0.43. We expect fiscal 2016 net income to be in the range of $133 million to $137 million, or diluted net income per share of $1.85 to $1.90.

•	Q4 2016 Adjusted Net Income is expected to be in the range of $40 million to $44 million, or Adjusted Diluted Net Income Per Share of $0.51 to $0.55. We expect fiscal 2016 Adjusted Net Income to be in the range of $122 million to $126 million, or Adjusted Diluted Net Income Per Share of $1.69 to $1.74.

•	Q4 2016 Adjusted EBITDA is expected to be in the range of $77 million to $81 million and fiscal 2016 Adjusted EBITDA is expected to be in the range of $296 million to $300 million.

In Q4 2016, we continued to organically grow core volume, implement productivity initiatives as part of the APF Way, generate strong cash flow and successfully execute our acquisition strategy.

Adjusted Net Income, Adjusted Diluted Net Income Per Share and Adjusted EBITDA are not financial measures calculated under U.S. generally accepted accounting principles (“GAAP”). See “—Summary Historical Consolidated Financial Data” for additional information and the tables below for a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP measures.

We have presented preliminary estimated unaudited financial data in this prospectus because our closing procedures for Q4 2016 and fiscal 2016 are not yet complete, and these estimates are subject to the completion of financial closing procedures, final adjustments and other developments that may arise between now and the time these results are finalized. The ranges presented herein are based upon the most current information available to management and assumptions we believe to be reasonable, but include information that is subject to further review, verification and adjustment. The preliminary estimated unaudited financial data presented herein should not be considered a substitute for the financial information to be filed with the SEC in our Annual Report on Form 10-K for fiscal 2016 once it becomes available and we have no intention or obligation to update the preliminary estimated unaudited financial data presented herein prior to filing our Annual Report on Form 10-K for fiscal 2016. The preliminary estimated unaudited financial data presented herein was prepared by, and is the responsibility of, our management. Our independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to the preliminary estimated unaudited financial data, and accordingly does not express an opinion or any other form of assurance with respect thereto. It is possible that our final reported results for Q4 2016 and fiscal 2016 may not be within the ranges presented herein and the differences may be material, including from developments of which we are currently unaware. Accordingly, investors are cautioned not to place undue reliance on the preliminary estimated unaudited financial data presented herein. Please refer to “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for additional information. The preliminary estimated unaudited financial data presented herein should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

The following table shows the reconciliation of Adjusted Net Income from net income:

	Q4 2016 (Estimated)			Fiscal 2016 (Estimated)
(in millions)	Low	High	Q4 2015 (Actual)	Low	High	Fiscal 2015 (Actual)
Net income	$30	$34	$12	$133	$137	$37
Reversal of deferred tax asset valuation allowance	—	—	—	(58)	(58)	—
Charges related to refinancing of credit facilities	9	9	—	28	28	—
Restructuring expenses	—	—	1	—	—	5
Sponsor fees and expenses	—	—	1	14	14	12
Merger and acquisition expenses and public filing expenses	—	—	1	4	4	6
Other	1	1	1	1	1	7

Adjusted Net Income(a)	$40	$44	$15	$122	$126	$67

Diluted net income share	$0.38	$0.43	$0.18	$1.85	$1.90	$0.56

Adjusted Diluted Net Income Per Share	$0.51	$0.55	$0.23	$1.69	$1.74	$1.01

(a)	The estimated tax effects of the adjustments “Charges related to refinancing of credit facilities” and “Other” noted above were determined to be de minimus, based on a comparison of the expected tax liability with and without such items.

The following table shows the reconciliation of Adjusted EBITDA from net income:

(in millions)	Q4 2016 (Estimated)			Fiscal 2016 (Estimated)
	Low	High	Q4 2015 (Actual)	Low	High	Fiscal 2015 (Actual)
Net income	$30	$34	$12	$133	$137	$37
Interest expense	22	22	26	105	105	104
Provision for income taxes	—	—	3	(58)	(58)	9
Depreciation and amortization expense	17	17	17	65	65	63

EBITDA	$69	$73	$57	$245	$249	$213

Restructuring expenses	—	—	1	—	—	5
Non-cash stock based compensation expense	6	6	9	32	32	17
Sponsor fees and expenses	—	—	1	14	14	12
Merger and acquisition expenses and public filing expenses	1	1	1	5	5	6
Product recalls	—	—	1	—	—	4
Inventory step-up amortization	—	—	—	—	—	1
Fair value adjustment to USDA commodity liability	—	—	—	(1)	(1)	—
Other	1	1	—	1	1	1

Adjusted EBITDA	$77	$81	$69	$296	$300	$260

The Offering

Common stock offered by the selling stockholders	12,500,000 shares

Underwriters’ option to purchase additional shares of common stock from certain of the selling stockholders	1,875,000 shares

Common stock to be outstanding immediately after this offering	78,607,804 shares

Use of proceeds	We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders in this offering. However, we will bear all costs, fees and expenses in connection with this offering, except that the selling stockholders will pay the underwriting discounts and commissions. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 20 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Dividend policy	We paid a regular quarterly cash dividend of $0.14 per share on September 28, 2016 and December 6, 2016. In addition, on December 16, 2016, we announced that our board of directors intends to increase the regular quarterly dividend from $0.14 per share to $0.16 per share, an increase of approximately 14.3%. We expect to pay a regular quarterly cash dividend of $0.16 per share beginning in the first quarter of fiscal 2017, subject to declaration by our board of directors, the discretion of our board of directors to increase, decrease or eliminate the dividend in the future, and compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, business prospects and other factors that our board of directors may deem relevant. In particular, our ability to pay dividends on our common stock is limited by covenants in our credit facilities and the indenture governing the notes, and may be further restricted by the terms of any future debt or preferred securities. We do not currently believe that the restrictions contained in our credit facilities or the indenture governing the notes will impair our ability to pay regular quarterly cash dividends as described above. Because we are a holding company, our ability to pay dividends also depends on our receipt of cash dividends from our operating subsidiaries, which may be restricted in their ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. See “Dividend Policy” and “Description of Certain Indebtedness.”

NYSE ticker symbol	“APFH”

The number of shares of our common stock to be outstanding immediately after the consummation of this offering presented in this prospectus (unless we indicate otherwise or the context otherwise requires) is based on 78,607,804 shares of common stock outstanding as of October 1, 2016, including 1,319,905 shares of issued and unvested restricted stock as of October 1, 2016.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

•	assumes no exercise of the underwriters’ option to purchase additional shares of our common stock from certain of the selling stockholders; and

•	does not reflect (1) 883,488 shares of common stock that may be issued pursuant to outstanding options and restricted stock units as of October 1, 2016 and (2) 5,628,690 shares of common stock that are reserved for future issuance under our 2009 Omnibus Equity Incentive Plan.

Summary Historical Consolidated Financial Data

The following table summarizes our historical consolidated financial and other data for the periods and at the dates indicated. Our fiscal year is based on either a 52-week or 53-week period ending on the Saturday closest to each December 31.

We have derived the summary historical consolidated financial data for the fiscal years ended January 2, 2016, January 3, 2015 and December 28, 2013, and the summary balance sheet data as of January 2, 2016 and January 3, 2015, from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary balance sheet data as of December 28, 2013 from our unaudited consolidated financial statements that are not included in this prospectus. We have derived the summary historical consolidated financial data for the 39 weeks ended October 1, 2016 and October 3, 2015, and the summary balance sheet data as of October 1, 2016, from our unaudited consolidated interim financial statements included elsewhere in this prospectus. Our unaudited consolidated interim financial statements were prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the financial information. We have derived the summary historical consolidated financial data for the twelve months ended October 1, 2016 by adding the summary historical consolidated financial data for the 39 weeks ended October 1, 2016 to the summary historical consolidated financial data for the fiscal year ended January 2, 2016, and subtracting the summary historical consolidated financial data for the 39 weeks ended October 3, 2015. We believe that presentation of the summary historical consolidated financial data for the twelve months ended October 1, 2016 is useful to investors because it presents information about how our business has performed in the twelve month period immediately preceding the date of our most recent interim financial statements, which allows investors to review our current performance trends over a full year period, and presenting results for four consecutive quarters compensates for seasonal factors that might influence results in a particular quarter within the year. The results of operations of the assets of Landshire, which we acquired in January 2015, and of Better Bakery, which we acquired in April 2015, are reflected in our results as of and from the date of such transactions. The results of operations of Allied, which we acquired in October 2016, are not reflected in our results below.

Our historical results are not necessarily indicative of future operating results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. Because the data in this table is only a summary and does not provide all of the data contained in our consolidated financial statements, the information should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

(in millions, except per share data)	YTD 2016 Period	YTD 2015 Period	Fiscal 2015	Fiscal 2014	Fiscal 2013	Twelve Months Ended October 1, 2016
Statement of Operations:
Net sales	$1,158.8	$1,225.6	$1,611.6	$1,577.6	$1,492.0	$1,544.8
Cost of goods sold	783.5	891.5	1,158.2	1,227.1	1,144.3	1,050.2
Distribution expenses	68.7	73.1	96.5	99.3	95.3	92.1
Restructuring expenses	—	2.4	2.5	2.0	21.5	0.1

Gross profit	306.6	258.7	354.4	249.2	230.9	402.3
Selling, general and administrative expenses	165.4	142.4	196.2	167.6	160.5	219.2
Impairment charges	—	—	—	—	5.5	—
Restructuring expenses	0.1	1.4	2.2	5.3	10.2	0.9
Other expense, net	13.6	4.7	5.6	0.2	0.8	14.5

Operating income	127.4	110.1	150.4	76.1	53.9	167.7
Interest expense	82.5	78.6	104.4	105.6	104.6	108.3

Income (loss) before income taxes	45.0	31.5	46.0	(29.5)	(50.7)	59.5
Income tax (benefit) provision	(58.2)	6.1	8.9	8.4	6.3	(55.4)

Net income (loss)	$103.1	$25.4	$37.1	$(37.9)	$(57.0)	$114.8

Per Share Data:
Net income (loss) per share(1):
Basic	$1.47	$0.39	$0.57	$(0.59)	$(0.90)	$1.66
Diluted	$1.47	$0.38	$0.56	$(0.59)	$(0.90)	$1.66
Statement of Cash Flows:
Cash flows provided by (used in):
Operating activities	$118.1	$88.7	$157.2	$22.9	$34.4	$186.6
Investing activities	(26.5)	(102.0)	(108.3)	(20.9)	(11.8)	(32.8)
Financing activities	19.8	15.2	(44.5)	(2.1)	(22.5)	(39.9)
Balance Sheet Data (at period end):
Cash and cash equivalents	$115.9		$4.5	$0.1	$0.3
Working capital(2)	138.8		127.4	158.7	142.9
Total assets(2)(3)	1,210.5		1,096.2	1,048.8	1,049.7
Total debt(3)	1,077.8		1,258.6	1,287.5	1,274.8
Total stockholders’ deficit	(329.7)		(427.2)	(467.0)	(427.4)
Other Financial Data:
Adjusted Net Income(4)	$82.5	$51.6	$66.8	$(4.3)	$(7.3)	$97.8
Adjusted Diluted Net Income Per Share(4)	$1.17	$0.77	$1.01	$(0.07)	$(0.12)	$1.40
Adjusted EBITDA(5)	$219.0	$191.3	$260.2	$170.5	$163.3	$287.9

(1)

Basic net income (loss) per share is calculated based upon the weighted average number of outstanding shares of common stock for the period, plus the effect of vested restricted shares. Diluted net income (loss)

per share is calculated consistent with the calculation of basic net income (loss) per share, plus the effect of dilutive unissued common shares related to stock-based employee compensation programs. All of our unvested restricted stock awards were excluded from the computation of diluted net income (loss) per share for fiscal 2014 and fiscal 2013 because including them would have had an anti-dilutive effect due to our net loss position. There were no awards that could have diluted basic net income (loss) per share in the future that were not included in the computation of diluted net income (loss) per share in the 2016 YTD period, the 2015 YTD period or fiscal 2015 as all awards were dilutive.

All per share amounts have been retroactively restated to reflect the 49.313-for-one stock split effective June 21, 2016.

(2)	Working capital is defined as current assets (excluding cash) minus current liabilities (excluding the current portion of debt). We retrospectively adopted the guidance under the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2015-17 “Balance Sheet Classification of Deferred Taxes” to simplify the classification of deferred taxes into non-current amounts. At January 3, 2015, we had a current deferred tax liability of $0.2 million that was reclassified as non-current. At December 28, 2013, we had a current deferred tax asset of $0.6 million that was reclassified as non-current.
(3)	We retrospectively adopted the guidance under FASB ASU No. 2015-03 “Simplifying the Presentation of Debt Issuance Costs” to deduct deferred loan origination fees from long-term debt, net of current maturities. This adoption resulted in reductions of deferred loan origination fees and long-term debt, net of current maturities of $11.1 million, $17.7 million and $24.1 million as of January 2, 2016, January 3, 2015 and December 28, 2013, respectively.
(4)	Adjusted Net Income represents net income (loss) before interest expense, income tax expense, depreciation and amortization and certain non-cash and other adjustment items. Adjusted Diluted Net Income Per Share represents the diluted per share value of Adjusted Net Income. Adjusted Net Income and Adjusted Diluted Net Income Per Share are not financial measures calculated under GAAP and do not comply with GAAP because they are adjusted to exclude certain cash and non-cash expenses.

We present Adjusted Net Income and Adjusted Diluted Net Income Per Share as performance measures because we believe they facilitate a comparison of our operating performance on a consistent basis from period-to-period and provide for a more complete understanding of factors and trends affecting our business than measures under GAAP can provide alone. We also believe Adjusted Net Income and Adjusted Diluted Net Income Per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. However, our definitions of Adjusted Net Income and Adjusted Diluted Net Income Per Share may not be the same as similarly titled measures used by other companies.

Adjusted Net Income and Adjusted Diluted Net Income Per Share have limitations as an analytical tool and should not be considered in isolation from, or as an alternative to, or more meaningful than, net income as determined in accordance with GAAP. Some of these limitations are:

•	Adjusted Net Income and Adjusted Diluted Net Income Per Share do not reflect reversals of deferred tax benefits;

•	Adjusted Net Income and Adjusted Diluted Net Income Per Share do not reflect refinancing charges, including write-offs of deferred loan fees and original issue discounts, payments of loan origination fees and prepayment penalties;

•	Adjusted Net Income and Adjusted Net Income Per Share exclude certain costs associated with reorganization and restructuring activities, business acquisitions and integration of acquired businesses;

•	Adjusted Net Income and Adjusted Diluted Net Income Per Share exclude public filing expenses; and

•	Adjusted Net Income and Adjusted Diluted Net Income Per Share do not reflect management fees and expense reimbursements paid to certain of our pre-initial public offering stockholders.

Because of these limitations, you should rely primarily on net income as determined in accordance with GAAP and use Adjusted Net Income and Adjusted Diluted Net Income Per Share only as supplements. In evaluating Adjusted Net Income and Adjusted Diluted Net Income Per Share, you should be aware that in the future we may incur expenses similar to those for which adjustments are made in calculating Adjusted Net Income and Adjusted Diluted Net Income Per Share. Adjusted Net Income and Adjusted Diluted Net Income Per Share should not be considered as measures of discretionary cash available to us to invest in the growth of our business.

The following table shows the reconciliation of Adjusted Net Income from the most directly comparable GAAP measure, net income (loss):

(in millions)	2016 YTD Period	2015 YTD Period	Fiscal 2015	Fiscal 2014	Fiscal 2013	Twelve Months Ended October 1, 2016
Net income (loss)	$103.1	$25.4	$37.1	$(37.9)	$(57.0)	$114.8
Reversal of deferred tax asset valuation allowance(a)	(58.2)	—	—	—	—	(58.2)
Charges related to refinancing of credit facilities(b)	19.0	—	—	—	—	19.0
Impairment charges	—	—	—	—	5.5	—
Restructuring expenses(c)	0.1	3.8	4.7	7.3	31.7	1.0
Sponsor fees and expenses(d)	14.2	11.1	11.9	16.0	8.5	15.0
Merger and acquisition expenses and public filing expenses(e)	4.2	5.0	6.2	0.7	0.7	5.4
Other(f)	(0.1)	6.3	6.9	9.6	3.3	0.5

Adjusted Net Income(g)	$82.5	$51.6	$66.8	$(4.3)	$(7.3)	$97.8

Adjusted Diluted Net Income Per Share	$1.17	$0.77	$1.01	$(0.07)	$(0.12)	$1.40

(a)	Represents reversal of a portion of existing valuation allowances on net operating loss and other deferred tax benefits.
(b)	Represents (1) charges related to refinancing of our credit facilities in June 2016, including write-off of deferred loan fees and original issue discounts, payments of debt issuance costs and prepayment penalties, and (2) write-offs of deferred loan fees and original issue discounts in connection with the partial prepayment of our first lien term loan in July 2016.
(c)	Represents costs associated with reorganization and restructuring activities, business acquisitions, integration of acquired businesses and the implementation of the APF Way. Restructuring expenses primarily relate to costs associated with the restructure of the management team and consolidation of business unit operations in fiscal 2014.
(d)	Represents quarterly management fees and expense reimbursements paid to affiliates of Oaktree and certain of our other pre-initial public offering stockholders.
(e)	Represents merger and acquisition expenses related to the acquisitions of Landshire and Better Bakery, and costs associated with other unconsummated transactions during fiscal 2015.
(f)	Primarily represents product recall costs and the impact on our cost of goods sold associated with the sale of inventories that had been written up to fair values in excess of historical cost in connection with acquisition purchase accounting.
(g)

For the fiscal years 2013-2015, the estimated tax effects of the adjustments marked (b) and (f) above were determined to be insignificant, based on a comparison of the expected tax liability with and without such adjustments. This is due to a full valuation allowance in all jurisdictions at the time of the adjustment. For fiscal 2016 YTD period, the estimated tax effect of the adjustments was insignificant as the release of the valuation allowance resulted in no change to Adjusted Net Income with or without these adjustments. If not for the valuation allowance, these adjustments would be tax effected at the approximate blended tax rate of 39%.

(5)	Adjusted EBITDA represents net income (loss) before interest expense, income tax expense, depreciation and amortization and certain non-cash and other adjustment items. Adjusted EBITDA is not a financial measure calculated under GAAP and does not comply with GAAP because it is adjusted to exclude certain cash and non-cash expenses.

We present Adjusted EBITDA as a performance measure because we believe it facilitates a comparison of our operating performance on a consistent basis from period-to-period and provides for a more complete understanding of factors and trends affecting our business than measures under GAAP can provide alone. We also believe that Adjusted EBITDA is useful to investors in evaluating our operating performance because it provides a means to evaluate the operating performance of our business on an ongoing basis using criteria that our management uses for evaluation and planning purposes. Because Adjusted EBITDA facilitates internal comparisons of our historical financial position and operating performance on a more consistent basis, our management also uses Adjusted EBITDA in measuring our performance relative to that of our competitors, in communications with our board of directors concerning our operating performance and in evaluating acquisition opportunities. In addition, targets for Adjusted EBITDA are among the measures we use to evaluate our management’s performance for purposes of determining their compensation.

We also believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. However, our definition of Adjusted EBITDA may not be the same as similarly titled measures used by other companies.

Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation from, or as an alternative to, or more meaningful than, net income as determined in accordance with GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect cash outlays for capital expenditures or future contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital;

•	Adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest, or principal payments, on indebtedness;

•	Adjusted EBITDA does not reflect income tax expense or the cash necessary to pay income taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect cash requirements for such replacements;

•	Adjusted EBITDA excludes certain costs associated with reorganization and restructuring activities, business acquisitions and integration of acquired businesses;

•	Adjusted EBITDA does not reflect non-cash stock based compensation expense and other non-cash items;

•	Adjusted EBITDA does not reflect costs associated with product recalls; and

•	Adjusted EBITDA does not reflect management fees and expense reimbursements paid to certain of our pre-initial public offering stockholders.

Because of these limitations, you should rely primarily on net income as determined in accordance with GAAP and use Adjusted EBITDA only as a supplement. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to those for which adjustments are made in calculating Adjusted EBITDA. Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

The following table shows the reconciliation of Adjusted EBITDA from the most directly comparable GAAP measure, net income (loss):

(in millions)	2016 YTD Period	2015 YTD Period	Fiscal 2015	Fiscal 2014	Fiscal 2013	Twelve Months Ended October 1, 2016
Net income (loss)	$103.1	$25.4	$37.1	$(37.9)	$(57.0)	$114.8
Interest expense	82.5	78.6	104.4	105.6	104.6	108.3
Provision for income taxes	(58.2)	6.1	8.9	8.4	6.3	(55.4)
Depreciation and amortization expense	48.0	46.4	62.9	58.0	57.3	64.5

EBITDA	$175.4	$156.5	$213.3	$134.1	$111.2	$232.2

Restructuring expenses(a)	0.1	3.8	4.7	7.3	31.7	1.0
Non-cash stock based compensation expense(b)	25.2	8.7	17.2	2.7	2.5	33.7
Sponsor fees and expenses(c)	14.2	11.1	11.9	16.0	8.5	15.0
Merger and acquisition expenses and public filing expenses(d)	4.2	5.0	6.2	0.7	0.7	5.5
Product recalls(e)	—	3.7	4.4	—	0.9	0.6
Inventory step-up amortization(f)	—	1.2	1.3	—	—	—
Impairment charges(g)	—	—	—	—	5.5	—
Fair value adjustment to USDA commodity liability(h)	(0.6)	—	(0.1)	7.2	0.5	(0.6)
Other	0.5	1.4	1.3	2.5	1.8	0.5

Adjusted EBITDA	$219.0	$191.3	$260.2	$170.5	$163.3	$287.9

(a)	Represents costs associated with reorganization and restructuring activities, business acquisitions, integration of acquired businesses and implementation of the APF Way. Restructuring expenses primarily relate to costs associated with the closure of our Orange City, Iowa facility in fiscal 2013 and the restructure of the management team and consolidation of business unit operations in fiscal 2013 and fiscal 2014.
(b)	Represents employee stock grants and other stock-based compensation, which we expense over the vesting period, based on the fair value of the award on the date of the grant or any subsequent modification date.
(c)	Represents quarterly management fees and expense reimbursements paid to affiliates of Oaktree and certain of our other pre-initial public offering stockholders.
(d)	Represents merger and acquisition expenses related to the acquisitions of Barber Foods, Landshire and Better Bakery and costs associated with other unconsummated transactions during fiscal 2014 and fiscal 2015.
(e)	Represents costs associated with two product recalls, net of related reimbursements.
(f)	Represents the impact on our cost of goods sold associated with the sale of inventories that had been written up to fair values in excess of historical cost in connection with acquisition purchase accounting.
(g)	Represents a non-cash charge associated with adjustment of carrying value of one of our trade names.
(h)	Represents valuation adjustments associated with the change in the United States Department of Agriculture (“USDA”) stipulated value of commodity proteins pursuant to the USDA Commodity Reprocessing Program. We carry our net liability at a value equal to the USDA stipulated value which is updated annually.

RISK FACTORS

An investment in our common stock involves risk. You should carefully consider the following risks as well as the other information included in this prospectus, including “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus, before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition or operating results. However, the selected risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or operating results. In such a case, the trading price of the common stock could decline and you may lose all or part of your investment in us.

Risks Related to Our Business

The food industry in which we operate is highly competitive, and our inability to compete successfully, or the effects of such competition, could adversely affect our business, financial condition and operating results.

The food industry in which we operate is highly competitive. Numerous brands and products compete for shelf space and sales, with competition based primarily on product quality, total product portfolio, price, customer service, ability to meet customer demands, effective consumer marketing, promotional activities and the ability to identify and satisfy emerging consumer preferences. We compete with a significant number of companies of varying sizes, including a variety of regional and some national companies. Smaller players include American Food Group, CTI Foods, Devault Foods, Lopez Foods and JTM Food Group. In certain product categories such as ready-to-eat breakfast sandwiches and other entrées and snacks, we compete with larger players such as Hormel, Tyson-Hillshire, Nestle and Smuckers. Some of our competitors have substantially greater financial resources, name recognition, R&D capabilities and resources than us and we may be unable to compete successfully with any or all of these companies. In addition, when competitors with nationally branded products focus on price and promotion, the environment for private label products becomes more challenging because the price differential between private label products and branded products may become less significant. Competitive pressures or other factors could cause us to lose sales, which may require us to lower prices, increase the use of discounting or promotional programs, or increase marketing expenditures, each of which would adversely affect our margins and could result in a decrease in our operating results and profitability.

In addition, any competitor could develop new or enhanced products that are superior to our products, increase their promotional spending or market and sell their products more successfully than we do. Our competitors could also offer lower prices to customers, which would potentially pressure us to lower prices to our customers and achieve additional cost savings to offset these reductions. We may be unable to change our cost structure and pricing practices rapidly enough or sufficiently to successfully compete in such an environment.

Disruption of our supply chain could adversely affect our business, financial condition and operating results.

We use a variety of raw materials in our business. The primary raw materials used in our business are beef, poultry, pork, bread and breadings, cheese, eggs, seasonings, soy proteins, corn and packaging supplies. Damage or disruption to our raw material supply due to adverse weather conditions, climate change, crop conditions, natural disaster, fire, terrorism, pandemic, changes in governmental agricultural programs, strikes, import restrictions, transportation interruptions, increases in diesel fuel costs, contamination with mold or bacteria, water shortage, industrial accidents and other occupational health and safety issues (including the outbreak of food-borne illnesses) or other events beyond our control could impair our ability to produce and sell our products. A disruption in our supply chain may also require significant resources to restore. Failure to take adequate steps to mitigate the likelihood or potential impact of such disruptions, or to effectively manage such events if they occur, particularly when a product is sourced from a single supplier or location, could adversely affect our business, financial condition and operating results.

Our top ten customers have historically accounted for a significant portion of our net sales.

During fiscal 2015, our top ten customers accounted for 53.4% of our net sales. In particular, our two largest customers, Sysco Corporation and U.S. Foods, Inc., accounted for 13.6% and 12.0%, respectively, of our net sales in fiscal 2015. While these foodservice distributors distribute our products to many end-consumers, the size and importance of these customers may allow them to exert pressure on us with respect to pricing terms, product quality and the introduction of new products, which may result in reduced margins. In addition, if, for any reason, one of our key customers were to purchase significantly less of our products in the future or were to terminate its purchases from us, or if for any reason we were unable to renew an existing contract with a key customer on terms favorable to us, or at all, and we were not able to sell our products to new customers at comparable or greater levels, our business, financial condition and operating results would suffer.

Most of our customers are not obligated to continue purchasing products from us.

Most of our customers buy from us pursuant to individual purchase orders. Because such customers are not obligated to continue purchasing products from us, we cannot assure you that the volume or number of our customers’ purchase orders will remain constant or increase or that we will be able to maintain our existing customer base. Significant decreases in the volume or number of our customers’ purchase orders or our inability to retain or grow our current customer base may have a material adverse effect on our business, financial condition or operating results.

Increases in the prices of raw materials, particularly beef, poultry and pork, could reduce our operating margins.

The primary raw materials used in our business are beef, poultry, pork, bread and breadings, cheese, eggs, seasonings, soy proteins, corn and packaging supplies, with beef, poultry and pork comprising the majority of our raw material costs for fiscal 2015. The supply and price of these raw materials are subject to market conditions and are influenced by other factors beyond our control, such as general economic conditions, unanticipated demand and damage or disruption to supply. Additionally, we typically do not have long-term contracts with our suppliers of beef, poultry and pork. Although our purchasing volume can sometimes provide an advantage when dealing with these suppliers, suppliers may not provide the products and supplies we need in the quantities and at the prices requested.

While historically we have been able to pass along increases in the prices of raw materials to many of our customers, we may be unable to adjust the prices of our products to recover future increases in the prices of raw materials on a timely basis, or at all. In addition, some of our customers purchase products from us based on annually-renewed fixed price arrangements, which prevent us from recovering raw materials price increases from these customers during the life of those contracts. For example, when we sell our products to schools, we enter into firm fixed price sales contracts for the entire school year. These sales contracts do not typically have indexed price escalation formulas to account for economic fluctuations and as a result, we typically are unable to pass along increases in costs due to economic fluctuations to these customers. If prices for our raw materials, including beef, poultry and pork, were to increase significantly without a similar increase in the price of our products, our business, financial condition and operating results could be adversely affected.

Deterioration of general economic conditions could harm our business, financial condition and operating results.

Our business, financial condition and operating results may be adversely affected by changes in global or national economic conditions, including inflation, interest rates, availability of capital markets, consumer spending rates, energy availability and costs (including fuel surcharges) and the effects of governmental initiatives to manage economic conditions. Volatility in financial markets and deterioration of global or national economic conditions could adversely affect our business, financial condition and operating results in a variety of ways, including as follows:

•	the financial stability of our customers and suppliers may be compromised, which could result in bad debts for us or non-performance by suppliers;

•	consumers may shift purchases to lower-priced offerings or may forego certain purchases (such as food prepared away from home) altogether during economic downturns;

•	decreased demand by our customers may adversely affect our sales volume;

•	volatility in commodity and other input costs could adversely impact our operating results; and

•	it may become more costly or difficult to obtain debt or equity financing to fund operations or investment opportunities, or to refinance our debt in the future, in each case on terms and within a time period acceptable to us.

Changes in consumer eating habits could adversely affect our business, financial condition and operating results.

The food industry in general is subject to changing consumer trends, demands and preferences. For example, consumer eating habits could be affected by changes in attitudes regarding diet and health or new information regarding the health effects of consuming certain foods. Our success depends on our ability to predict, identify and interpret the tastes and dietary habits of consumers and to offer products that appeal to those preferences. If consumer eating habits change significantly, we may be required to modify or discontinue sales of certain of our products or develop and offer new products. There are inherent marketplace risks associated with new product or packaging introductions, including uncertainties about trade and consumer acceptance. If we do not succeed in offering products that consumers want to buy, our sales and market share will decrease, resulting in reduced profitability. If we are unable to accurately predict which shifts in consumer preferences will be long-lasting, or are unable to introduce new and improved products to satisfy those preferences, our sales will decline. In addition, given the variety of backgrounds and identities of consumers in our consumer base, we must offer a sufficient array of products to satisfy the broad spectrum of consumer preferences. As such, we must be successful in developing innovative products across a multitude of product categories.

Additionally, changes in consumer eating habits may result in the enactment or amendment of laws and regulations that impact the ingredients and nutritional content of our food products, or laws and regulations requiring us to disclose the nutritional content of our food products. Compliance with these laws and regulations, as well as others regarding the ingredients and nutritional content of our food products, may be costly and time-consuming.

If our products become contaminated or are mislabeled, we may be subject to product liability claims, product recalls and increased scrutiny by regulators, any of which could adversely affect our business.

Our products are vulnerable to contamination by organisms producing food-borne illnesses. These organisms are generally found in the environment, and, as such, there is a risk that as a result of food processing they could be found in our products. For example, E. coli is one of many food-borne pathogens commonly associated with food products. Once contaminated products have been shipped for distribution, illness and death may result if the pathogens are not eliminated by processing at the foodservice or consumer level. The risk can be reduced, but not eliminated, by use of good production practices and finished product testing. These risks are higher in raw or uncooked foods, which we also sell. Also, products purchased from others for re-packing or distribution may contain contaminants that we are unable to identify. We may also encounter the same risks if a third party tampers with our products or if our products are inadvertently mislabeled.

We may need to recall our products if they become adulterated. For example, in July 2015, we issued voluntary recalls for certain frozen, raw, stuffed chicken entrées from our Barber Foods product line due to a salmonella illness outbreak, which was epidemiologically linked to raw poultry that was supplied to us from a third-party supplier and which resulted in a product contamination insurance policy claim of $17.8 million. In addition, in April 2016, we issued a voluntary recall for 538 cases of fully-cooked breaded pork patties because we discovered, during a routine internal label review, that the finished product label had failed to include eggs, a known allergen, as one of the ingredients. Shipment of adulterated products, even if inadvertent, is a violation of law and may lead to product liability claims, product recalls and increased scrutiny by federal and state regulatory agencies, any of which could adversely affect our reputation, business, financial condition and operating results. In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our business, financial condition and operating results.

Adverse publicity about us and lack of confidence in our products based on alleged or actual reports of food-borne illnesses could negatively affect our reputation and affect our business.

Maintaining a good reputation and public confidence in the safety of the products we distribute is critical to our business. Anything that damages our reputation, or the public’s confidence in our products, whether or not justified, including adverse publicity about the quality, safety or integrity of our products, could quickly affect our net sales and profits. Reports, whether true or not, of food-borne illnesses or harmful bacteria (such as E. coli, bovine spongiform encephalopathy, hepatitis A, trichinosis, listeria or salmonella) and injuries caused by food tampering could severely harm our reputation or negatively affect the public’s confidence in our products. In addition, instances of food-borne illnesses or food tampering or other concerns, even those unrelated to our products, may create adverse publicity which could adversely affect consumer demand and, as a result, our business, financial condition and operating results.

Our insurance and indemnification agreements may be inadequate to cover all the liabilities we may incur.

We face the risk of exposure to product liability claims and adverse public relations in the event that our control procedures fail or are inadequate and the consumption of our products causes injury or illness. If a product liability claim is successful, our insurance may not be adequate to cover all liabilities we may incur, including harm to our reputation, and we may not be able to continue to maintain such insurance, or obtain comparable insurance at a reasonable cost, if at all. We generally seek contractual indemnification and insurance coverage from our suppliers, but this indemnification or insurance coverage is limited by the creditworthiness of the indemnifying party and their insurance carriers, if any, as well as the insured limits of any insurance provided by those suppliers. If we do not have adequate insurance or contractual indemnification available, product liability claims relating to contaminated, adulterated or mislabeled products could adversely affect our business, financial condition and operating results.

Adverse judgments or settlements resulting from legal proceedings in which we may be involved in the normal course of our business could reduce our profits or limit our ability to operate our business.

In the normal course of our business, we are involved in various legal proceedings. The outcome of these proceedings cannot be predicted. If any of these proceedings were to be determined adversely to us or a settlement involving a payment of a material sum of money were to occur, it could materially and adversely affect our profits or ability to operate our business. Additionally, we could become the subject of future claims by third parties, including our employees, suppliers, customers, stockholders or regulators. Any significant adverse judgments or settlements would reduce our profits and could limit our ability to operate our business. Further, we may incur costs related to claims for which we have appropriate third-party indemnity or insurance, but such third parties or insurers may fail to fulfill their contractual obligations.

We market our products under a variety of brand names. The termination of, or failure to renew, a license agreement under which we sell branded products, or the reduction in value of one of our owned brand names or an underlying license, could negatively impact our ability to produce and sell our products.

The market for our products depends to a significant extent upon the goodwill associated with the brand names under which our products are sold. We rely on copyright and trademark law to establish and protect our intellectual property rights, such as our brand names. We may be required from time to time to bring lawsuits against third parties to protect our intellectual property. Similarly, from time to time we may be party to proceedings in which third parties challenge our rights. Any lawsuits or other actions we bring to enforce our rights may not be successful, and we may in fact be found to infringe on the intellectual property rights of others. In addition to our own brand names, we have licenses or production agreements with third parties that own trademarks or trade names used in the marketing of some of our products. In the event that any such license or production agreement is terminated, we may lose the right to use, or have reduced rights to use, the intellectual property covered by such agreement. In such event, we might not be able to secure licenses to use alternative brand names or trade names in the marketing of our products, and our products may not be as attractive to customers. We may also sell certain assets, including brand names, from time to time in the ordinary course of business. In addition, certain events, including events beyond our control, could make certain of our brand names, or the brand names we license, less attractive to our customers, making our products less desirable as a result. Any loss in the value of a brand name or loss of a license for a brand name could adversely affect our business, financial condition and operating results.

We are subject to extensive governmental regulations, which require significant compliance expenditures.

We are subject to extensive federal, state and local regulations. Our food processing facilities and products are subject to frequent inspection by the USDA, the Food and Drug Administration (the “FDA”) and various state and local health and agricultural agencies. Applicable statutes and regulations governing food products include rules for labeling the content of specific types of foods, the nutritional value of that food and its serving size, as well as rules that protect against contamination of products by food-borne pathogens. Many jurisdictions also provide that food producers adhere to good production practices (the definition of which may vary by jurisdiction) with respect to production processes. Recently, the food safety practices and procedures in the meat processing industry have been subject to more intense scrutiny and oversight by the USDA and future outbreaks of diseases among cattle, poultry or pigs could lead to further governmental regulation. In addition, our production facilities and distribution centers are subject to various federal, state and local laws and regulations relating to workplace safety and workplace health. Failure to comply with all applicable laws and regulations could subject us to civil remedies, including fines, injunctions, product recalls or seizures and criminal sanctions, any of which could have a material adverse effect on our business, financial condition and operating results. Furthermore, compliance with current or future laws or regulations could require us to make material expenditures or otherwise adversely affect our business, financial condition and operating results.

The failure to comply with our government contracts or applicable laws and regulations could result in, among other things, fines or other liabilities, and changes in procurement regulations could adversely affect our business, financial condition and operating results.

Sales from our government customers are derived from sales to governmental departments and agencies, and schools, through various contracts. Sales to government customers are highly regulated. Noncompliance with contract provisions, government procurement regulations or other applicable laws or regulations could result in civil, criminal and administrative liability, including substantial monetary fines or damages, termination of government contracts or other customer contracts, and suspension, debarment or ineligibility from doing business with the government and other customers in the public segment. In addition, generally government contracts are terminable at any time for convenience of the contracting agency or upon default. The effect of any of these possible actions by any governmental department or agency could adversely affect our business, financial condition and operating results. In addition, the adoption of new or modified procurement regulations and other requirements may increase our compliance costs and reduce our gross margins, which could adversely affect our business, financial condition and operating results.

Compliance with environmental regulations may result in significant costs and our failure to comply with environmental regulations may result in civil as well as criminal penalties, liability for damages and negative publicity.

Our operations are subject to extensive and increasingly stringent regulations pertaining to the discharge of materials into the environment and the handling and disposition of wastes. Failure to comply with these regulations can have serious consequences for us, including criminal as well as civil and administrative penalties, requirements to install pollution or other controls or equipment, limitations on our operations, claims for remediation costs, as well as alleged personal injury or property damages and negative publicity. We are involved from time to time in administrative or legal proceedings relating to environmental and health and safety matters, and have incurred and will continue to incur capital and operating expenditures to avoid violations of these laws and regulations. Additional environmental requirements imposed in the future could require currently unanticipated investigations, assessments or expenditures, and may require us to incur significant additional costs. As the nature of these potential future changes is unknown, we cannot estimate the magnitude of any future costs and we have not accrued any reserve for any potential future costs.

Labor disruptions or increased labor costs could adversely affect our business, financial condition and operating results.

As of October 1, 2016, we had approximately 4,200 employees and none of our employees were unionized. Allied, which we acquired in October 2016, has approximately 90 unionized employees and the collective bargaining agreement covering these employees expires in April 2020. If we are unable to extend or renew this collective bargaining agreement on satisfactory terms, or at all, it could disrupt our operations. In addition, there have been, from time to time, union organization attempts at our other facilities, and if a more significant portion of our employees were to become unionized, it could adversely affect productivity, increase labor costs and increase the risk of work stoppages at our facilities. Although we believe that we have good relationships with all of our employees, including our unionized employees, if a work stoppage were to occur, it could interfere with our operations and adversely affect our business, financial condition and operating results.

We sell a large percentage of our products to schools, directly and through distributors, which subjects our sales volumes and, thus, our operating results, to seasonal variations.

Our quarterly operating results are affected by the seasonal fluctuations of our sales and operating income. We derived 16.7% of our consolidated net sales and 30.7% of our Foodservice segment net sales in the 2016 YTD period from schools. Because schools comprise a significant portion of our customer base, sales of our products tend to be lower during the summer months. These lower sales volumes negatively impact our operating profits during the third quarter of each fiscal year. As a result of these fluctuations, we believe that comparisons of our net sales and operating income among different quarters within a single fiscal year are not necessarily meaningful and that they cannot be relied upon as indicators of our future performance. In the future, federal and state funding for school lunches may decrease due to budget cuts and, accordingly, there can be no assurance that schools will continue to purchase our products, directly from us or from distributors, at current levels or at all.

Any disruption of operations at one or more of our production facilities or distribution centers could adversely affect our business, financial condition and operating results.

Our production and distribution network consists of eleven production facilities and three distribution centers in the United States. We are also in the process of building a new 70,000 square foot production facility in Vineland, New Jersey, which we expect to complete in the first quarter of fiscal 2017. Any disruption in, or the loss of operations at, one or more of these facilities, even on a short-term basis, could delay or postpone production or distribution of our products, which could adversely affect our business, financial condition and operating results. Such disruption could be caused by a number of different events, including:

•	maintenance outages;

•	regulatory actions;

•	prolonged power failures;

•	equipment failure;

•	widespread contamination of our equipment;

•	fires, floods, earthquakes or other natural disasters; or

•	other events beyond our control.

Any material malfunction or prolonged disruption in the operations of any of our facilities could prevent us from fulfilling orders to existing customers, and could limit our ability to sell products to new customers. Any of these events could adversely affect our business, financial condition and operating results.

Significant increases in the cost of distribution could adversely affect our business, financial condition and operating results.

Our distribution costs include fuel for transportation and electricity for cold storage. Significant increases in these distribution costs could adversely affect our business, financial condition and operating results. We use a core group of contract carriers that have established rates based on mileage to regions or destination states. A fuel surcharge addendum is a component of all rates to offset the fluctuating price of diesel fuel, primarily to limit the contract carrier’s exposure. If these surcharges rise significantly and we do not have effective hedges in place, or if we are unable to pass increased distribution costs on to our customers in the form of higher prices for our products, our business, financial condition and operating results could be adversely affected.

In addition to in-house cold storage, we use commercial cold storage vendors to store our finished goods. A major component of cold storage operations expense is electricity cost. Although we try to minimize storage costs, any significant increase in electricity rates for the vendor are passed along to us in the form of higher storage rates. If our storage rates or electricity rates for in-house cold storage increase significantly, we may be unable to pass these costs on to our customers, which could adversely affect our business, financial condition and operating results.

We depend upon the continued services of certain members of our senior management team, without whom our business operations could be significantly disrupted.

Our success depends, in part, on the continued contributions of our executive officers and other key employees. Our management team has significant industry experience and could be difficult to replace. Any loss or extended interruption in the service of one or more of our senior officers could adversely affect our business, financial condition and operating results. Moreover, the market for qualified individuals may be highly competitive and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees, should the need arise.

Our President and Chief Executive Officer transition plan involves significant risks and our ability to successfully manage this transition could impact our business.

On November 9, 2016, we announced that our board of directors approved a succession and transition plan for our President and Chief Executive Officer positions. As a part of the plan, Mr. Sliva became our President and a member of our board of directors. It is anticipated that Mr. Simons will remain as our Chief Executive Officer until March 31, 2017, when he will retire and be succeeded by Mr. Sliva as our President and Chief Executive Officer.

Leadership transitions can be difficult to manage and may cause disruptions to our operations. The transition may increase the likelihood of turnover among our employees and result in changes in our business strategy, which may create uncertainty and negatively impact our ability to execute our business strategy quickly and effectively. The presence of a new President and Chief Executive Officer may also impact our relationships with customers and suppliers, and create uncertainty among investors, employees, creditors and others concerning our future direction and performance. Any significant disruption, uncertainty or change in business strategy could adversely affect our business, financial condition and operating results.

We may be unsuccessful at identifying, acquiring or integrating recent or future acquisitions.

From time to time, we opportunistically pursue acquisitions to diversify our products, add production capabilities, expand production capacity and allow for meaningful synergy realization. For example, in October 2016, we acquired Allied, a producer of beef and chicken Philly steak products, which we expect will expand our market position in Philly steaks by adding fully cooked product offerings, expand our geographic reach and increase our sandwich component production capacity. If we are unable to successfully identify, complete and integrate recent or future acquired businesses, or to realize anticipated cost savings, sales enhancements or other synergies, in a timely manner, our profitability could be adversely affected. Integration of an acquired business may be more difficult when we acquire a business in a market in which we have limited expertise and we may be unable to retain the loyalty and business of the customers of the acquired business. We could also face significantly greater competition in these markets than we face in our existing markets. A significant expansion of our business and operations, in terms of geography or magnitude, could strain our administrative and operational resources. Additionally, we may be unable to retain qualified management and other key personnel employed by acquired companies for any reason, including as a difficulties in the assimilation of different corporate cultures and business practices.

We cannot assure you that we will be able to identify suitable acquisition opportunities, consummate any pending or future acquisitions or that we will realize any anticipated benefits from any recent or future acquisitions.

We may be unable to realize anticipated cost savings or may incur additional or unexpected costs in order to realize them.

As part of the APF Way, we initially focused on reducing our historically high cost structure by executing on productivity initiatives and re-aligning trade promotion allowances, resulting in approximately $155.0 million in implemented annualized savings from 2013 to October 1, 2016. We are also currently implementing multiple incremental savings opportunities, across the areas of production, procurement, commercial and logistics, that we expect will deliver continuous productivity savings and help us effectively manage margins and profitability. However, cost savings expectations are inherently estimates that are difficult to predict and are necessarily speculative in nature, and we cannot provide assurance that we will achieve any of our expected cost savings. A variety of factors could cause us not to realize some or all of the expected cost savings, including, among others, delays in the anticipated timing of activities related to the APF Way, lack of sustainability in cost savings over time and unexpected costs associated with operating our business. We may be unable to realize all of these cost savings within the expected timeframe, or at all, and we may incur additional or unexpected costs in order to realize them.

Our cost savings estimates are also based upon a number of assumptions and estimates that are in turn based on our analysis of the various factors which currently, and could in the future, impact our business. These assumptions and estimates are inherently uncertain and subject to significant business, operational, economic and competitive uncertainties and contingencies, including, among others, our anticipated business strategies, our marketing strategies, our product development and licensing strategies, our ability to anticipate and react to business trends, general economic conditions and other developments in our industry. The actual results of implementing the various cost savings initiatives may differ materially from our current estimates if any of these assumptions prove incorrect. Moreover, our continued efforts to implement the cost savings initiatives may divert management attention from the rest of our business and may preclude us from seeking attractive new product opportunities or pursuing other initiatives, any of which may materially and adversely affect our business.

Breaches of data security could adversely affect our business, financial condition and operating results.

Our business involves the storage and transmission of proprietary information and sensitive or confidential data, including personal information of coworkers, customers and others. We have privacy and data security policies in place that are designed to prevent security breaches; however, breaches in security could expose us, our customers or other individuals to a risk of loss or misuse of this information, resulting in litigation and potential liability for us, as well as the loss of existing or potential customers and damage to our brand and reputation. In addition, the cost and operational consequences of implementing further data protection measures could be significant. Such breaches, costs and consequences could adversely affect our business, financial condition and operating results.

We rely heavily on technology in our business, and any technology disruption or delay in implementing new technology could adversely affect our business.

Our ability to control costs and to maximize profits, as well as to serve customers effectively, depends on the reliability of our information technology systems and related data entry processes. We rely on software and other technology systems, some of which are managed by third-party service providers, to manage significant aspects of our business, including making purchases, processing orders, managing our warehouses, loading trucks in the most efficient manner and optimizing the use of storage space. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies and the loss of sales and customers, causing our business and operating results to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures, cyber-attacks and viruses. While we have invested and continue to invest in technology security initiatives and disaster recovery plans, these measures cannot fully insulate us from technology disruption that could result in adverse effects on our operations and profits.

Information technology systems evolve rapidly and in order to compete effectively we are required to integrate new technologies in a timely and cost effective manner. If competitors implement new technologies before we do, allowing such competitors to provide lower priced or enhanced services of superior quality compared to those we provide, this could have an adverse effect on our operations and profits.

We are subject to risks associated with climate change and climate change regulation.

There is increasing concern that a gradual increase in global average temperatures due to increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe, and an increase in the frequency and severity of natural disasters or other effects that are impossible to predict. Decreased agricultural productivity in certain regions as a result of changing weather patterns could limit availability or increase the cost of key agricultural commodities. For example, in 2012, the lack of adequate rainfall across more than half of the United States resulted in increased feed costs which impacted the price of meat domestically. Increased frequency or duration of extreme weather conditions could also impair production capabilities, disrupt our supply chain or impact demand for our products. International, federal, regional, state and local efforts to regulate greenhouse gas emissions are at various stages of consideration and implementation, and could result in increased energy, transportation and raw material costs. In addition, consumer concern about animal-based agriculture contributing to climate change could adversely affect demand for our products.

We are required to pay our pre-initial public offering owners for certain tax benefits, which amounts are expected to be material.

In connection with our initial public offering, we entered into an income tax receivable agreement with our pre-initial public offering stockholders that requires us to pay our pre-initial public offering stockholders 85% of the amount of cash savings, if any, in United States federal, state, local and foreign income tax that we and our subsidiaries actually realize (or are deemed to realize in the case of an early termination by us, a change of control or certain subsidiary dispositions, as discussed below under the heading “Certain Relationships and Related Party Transactions—Income Tax Receivable Agreement”) as a result of the utilization of our and our subsidiaries’ net operating losses, tax basis and certain other tax attributes attributable to periods prior to our initial public offering together with interest accrued at a rate of LIBOR plus 2% from the date the applicable tax return is due (without extension) until the date the applicable payment is due.

The payments that we may make under the income tax receivable agreement could be material. Assuming no material changes in relevant tax law, and that we and our subsidiaries earn sufficient taxable income to realize the full tax benefits subject to the income tax receivable agreement, we expect that future payments under the income tax receivable agreement will total approximately $254.2 million. On July 20, 2016, the effective date of the income tax receivable agreement, we recorded an initial obligation of approximately $254.2 million. We expect to make the first payment during the fourth quarter of 2017. The timing and amount of payments will depend on our pre-tax income. However, we estimate that the payment in the fourth quarter of 2017 will be approximately $26.7 million plus interest at LIBOR plus 2% for the period April 15, 2017 through the date of payment. We expect to pay approximately half of the estimated value of the income tax receivable agreement payments in the first four years (2017-2020) and the balance between 2021 and 2055.

These payment obligations are our obligations and not obligations of our subsidiaries. The actual amount and utilization of net operating losses, tax basis and other tax attributes, as well as the amount and timing of any payments under the income tax receivable agreement, will vary depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future.

Our counterparties under the income tax receivable agreement will not reimburse us for any benefits that are subsequently disallowed (although any future payments would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in such circumstances, we could make payments under the income tax receivable agreement that are greater than our actual cash tax savings.

If we undergo a change of control as defined in the income tax receivable agreement, the income tax receivable agreement will terminate and we will be required to make a lump sum payment equal to the present value of expected future payments under the income tax receivable agreement, which payment would be based on certain assumptions, including those relating to our and our subsidiaries’ future taxable income. Additionally, if we or a direct or indirect subsidiary transfers any asset to a corporation with which we do not file a consolidated tax return, we will be treated as having sold that asset for its fair market value in a taxable transaction for purposes of determining the cash savings in income tax under the income tax receivable agreement. If we sell or otherwise dispose of any of our subsidiaries in a transaction that is not a change of control, we will be required to make a payment equal to the present value of future payments under the income tax receivable agreement attributable to the tax benefits of such subsidiary that is sold or disposed of, applying the assumptions described above. Any such payment resulting from a change of control, asset transfer or subsidiary disposition could be substantial and could exceed our actual cash tax savings.

In connection with entering into the income tax receivable agreement, we agreed to certain restrictions on our operations to preserve the ability of our pre-initial public offering stockholders to realize their benefits under the income tax receivable agreement. Such limitations are described in more detail in “Certain Relationships and Related Party Transactions—Income Tax Receivable Agreement.”

Risks Related to Our Indebtedness

Our high level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our floating-rate indebtedness and prevent us from meeting our obligations under our indebtedness.

As of October 1, 2016, after giving effect to the issuance of the notes and the use of proceeds therefrom, we would have had $1.1 billion aggregate principal amount of indebtedness outstanding and $130.2 million of additional borrowings available under our an asset-based revolving loan facility (our “ABL facility”), after giving effect to $5.3 million of outstanding letters of credit. Our current level of indebtedness could have important consequences to us, including the following:

•	requiring a substantial portion of cash flow from operations, which depends on many factors, some of which are not within our control, to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, working capital, capital expenditures, acquisitions and future business opportunities or to pay dividends;

•	exposing us to the risk of increased interest rates because certain of our borrowings, including certain borrowings under our credit facilities, bear interest at floating rates;

•	making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with our obligations could result in an event of default under the agreements governing our indebtedness;

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	subjecting us to restrictive covenants that may limit our flexibility in operating our business;

•	limiting our ability to obtain additional financing to fund our operations, working capital, capital expenditures, product development, acquisitions, debt service requirements and future business opportunities or to pay dividends; and

•	limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

In addition, if we are unable to service our high level of indebtedness, we may need to restructure or refinance all or a portion of our indebtedness, sell material assets or operations, or raise additional debt or equity capital. We may not be able to effect any of these actions on a timely basis, on commercially reasonable terms, or at all, and these actions may not be sufficient to meet our capital requirements. Our failure to make the required interest and principal payments on our indebtedness would result in an event of default under the agreement governing such indebtedness, which may result in the acceleration of some or all of our outstanding indebtedness.

Although our credit facilities and the indenture governing the notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial, thereby exacerbating the risks associated with our high level of indebtedness.

Risks Related to this Offering and Ownership of Our Common Stock

We expect to continue paying regular dividends to our stockholders, but our ability to do so is subject to the discretion of our board of directors and may be limited by our financial condition, our credit facilities, the indenture governing the notes and Delaware law.

We paid a regular quarterly cash dividend of $0.14 per share on September 28, 2016 and December 6, 2016. In addition, on December 16, 2016, we announced that our board of directors intends to increase the regular quarterly dividend from $0.14 per share to $0.16 per share, an increase of approximately 14.3%. We expect to pay a regular quarterly cash dividend of $0.16 per share beginning in the first quarter of fiscal 2017, subject to declaration by our board of directors. See “Dividend Policy.” However, the payment of dividends is at the discretion of our board of directors and our board of directors may, in its discretion, increase, decrease or eliminate the payment of dividends. Our ability to pay dividends on our common stock depends on many factors, including, among others, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, business prospects and other factors that our board of directors may deem relevant. In particular, our ability to pay dividends on our common stock is limited by covenants in our credit facilities and the indenture governing the notes, and may be further restricted by the terms of any future debt or preferred securities. Because we are a holding company, our ability to pay dividends also depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. Furthermore, Delaware law requires that our board of directors determine that we have adequate surplus prior to the declaration of dividends. While we do not currently believe that these restrictions will impair our ability to continue to pay regular quarterly cash dividends, there can be no assurance that we will not need to reduce or eliminate the payment of dividends on our common stock in the future.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price. You could lose all or part of your investment as a result.

We completed our initial public offering in July 2016. Since our initial public offering, the price of our common stock, as reported by the NYSE, has ranged from a low of $22.99 on July 15, 2016 to a high of $29.86 on December 30, 2016. The trading price of our common stock is likely to continue to be volatile and the stock market recently has experienced extreme volatility. In some instances, this volatility often has been unrelated or disproportionate to the operating performance of particular companies. The market price of our common stock may fluctuate or be adversely affected due to a number of factors such as those listed in “—Risks Related to Our Business” and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors, and the publication of research reports regarding the same;

•	changes in market valuations of, or earnings and other announcements by, companies serving our markets;

•	declines in the market prices of stocks, trading volumes and company valuations generally;

•	strategic actions by us or our competitors;

•	changes in preferences of our customers;

•	announcements by us, our competitors or our vendors of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•	changes in general economic or market conditions or trends in our industry, our markets or the economy as a whole;

•	changes in business or regulatory conditions;

•	future sales of our common stock or other securities;

•	investor perceptions or the investment opportunity associated with our common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the Securities and Exchange Commission (the “SEC”);

•	changes in senior management or key personnel;

•	announcements relating to litigation;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our stock;

•	changes in accounting principles; and

•	other events or factors, including those resulting from production system failures and disruptions, natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

None of the proceeds from the sale of shares of common stock in this offering will be available to fund our operations or to pay dividends.

We will not receive any proceeds from the sale of shares of common stock in this offering. The selling stockholders will receive all proceeds from the sale of shares in this offering. Consequently, none of the proceeds from such sale will be available to fund our operations, capital expenditures or acquisition opportunities or to pay dividends. See “Use of Proceeds” and “Principal and Selling Stockholders.”

If securities analysts do not publish research or reports about our business, publish inaccurate or unfavorable research or if they downgrade our stock or our sector, our common stock price and trading volume could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Future sales, or the perception of future sales, by us or our pre-initial public offering stockholders in the public market following this offering could cause the market price for our common stock to decline.

The sale of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of October 1, 2016, we had 78,607,804 shares of common stock outstanding, of which 21,390,000 were freely transferable on the NYSE. After giving effect to this offering, 33,890,000 shares of common stock (or 35,765,000 shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates (as defined under Rule 144 of the Securities Act (“Rule 144”)), including our principal stockholders and our directors and executive officers may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining 44,717,804 shares, representing 56.9% of our total outstanding shares of common stock following this offering, or 42,842,804 shares, representing 54.5%, if the underwriters exercise in full their option to purchase additional shares, will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale following the consummation of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described in “Shares Eligible for Future Sale.”

In connection with this offering, we, our directors and executive officers, the selling stockholders and certain other stockholders will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. See “Underwriting” for a description of these lock-up agreements. Pursuant to an exception in the lock-up agreements, certain of our executive officers and any other selling stockholders that are members of our management team will be permitted to sell shares of our common stock pursuant to existing trading plans established pursuant to Rule 10b5-1 under the Exchange Act beginning 45 days after the pricing of this offering. Our President Christopher D. Sliva and our Senior Vice President, Chief Financial Officer and Treasurer Michael B. Sims do not have existing trading plans established pursuant to Rule 10b5-1 under the Exchange Act. The total number of shares that could be sold pursuant to this exception during the lock-up period is approximately 1.0% of our total outstanding shares of common stock following this offering. Upon the expiration of the lock-up agreements described above, shares held by our directors and executive officers, the selling stockholders and certain other stockholders will be eligible for resale, subject to volume, manner of sale and other limitations under Rule 144.

We have filed a registration statement on Form S-8 under the Securities Act to register the shares of common stock issued or issuable under our 2009 Omnibus Equity Incentive Plan. We could also make equity compensation grants outside of our 2009 Omnibus Equity Incentive Plan. Accordingly, shares registered under our registration statement on Form S-8 can be sold in the public market upon issuance, subject to Rule 144 limitations applicable to affiliates, vesting restrictions and the lock-up restrictions described above and under “Underwriting.” Our registration statement on Form S-8 covers 6,500,000 shares of common stock.

In addition, pursuant to our amended and restated registration rights agreement, we have granted to our principal stockholders an unlimited number of “demand” registration rights and to both our principal stockholders and the other pre-initial public offering stockholders party thereto customary “piggyback” registration rights. By exercising their registration rights and selling a large number of shares, our pre-initial public offering stockholders could cause the prevailing market price of our common stock to decline. Following completion of this offering, the shares covered by our amended and restated registration rights agreement will represent 50.6% of our outstanding common stock (or 48.2%, if the underwriters exercise in full their option to purchase additional shares). Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions provide for, among other things:

•	a classified board of directors with staggered three-year terms;

•	the ability of our board of directors to issue one or more series of preferred stock;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

•	certain limitations on convening special stockholder meetings;

•	the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all of the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class, if Oaktree and its affiliates beneficially own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors; and

•	that certain provisions may be amended only by the affirmative vote of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class, if Oaktree and its affiliates beneficially own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of us, (2) action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, creditors or other constituents, (3) action asserting a claim against us or any of our directors, officers or stockholders arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation or our amended and restated bylaws, or (4) action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine of the State of Delaware.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Oaktree will continue to have significant influence over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Oaktree exerts, and after this offering will continue to exert, significant influence over us. Immediately following this offering, our principal stockholders will beneficially own 44.0% of our common stock, or 41.9% if the underwriters exercise in full their option to purchase additional shares. In addition, so long as affiliates of Oaktree beneficially own at least 5% of our outstanding common stock, Oaktree will be able to appoint individuals to our board of directors under the new stockholders agreement which we entered into in connection with our initial public offering. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” As a result, Oaktree will be able to elect and remove members of our board of directors and thereby continue to influence our policies and operations, including, among other things, the appointment of management, future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock, the incurrence or modification of debt by us, amendments to our amended and restated certificate of incorporation and amended and restated bylaws and the entering into extraordinary transactions.

Oaktree may have interests that do not align with the interests of our other stockholders, including with regard to pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its equity investment, even though such transactions might involve risks to our other stockholders. For example, Oaktree may have an interest in us making acquisitions that increase our indebtedness or selling sales-generating assets. Oaktree has significant influence over our decisions to enter into such corporate transactions regardless of whether others believe that the transaction is in our best interests. Such influence may have the effect of delaying, preventing or deterring a change of control of us, could deprive stockholders of an opportunity to receive a premium for their common stock as part of a sale of us and might ultimately affect the market price of our common stock. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of our common stock as part of a sale of us and ultimately might affect the market price of our common stock. See “Description of Capital Stock.”

Our principal stockholders or their respective investors are also in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, our principal stockholders, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates has no duty to refrain from directly or indirectly engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or otherwise competing with us or our affiliates. Our principal stockholders or their respective investors may also pursue acquisition opportunities that are complementary to our business and, as a result, those acquisition opportunities may not be available to us. Our principal stockholders are not obligated to present any particular investment or business opportunity to us, even if such opportunity is of a character that could be pursued by us, and may pursue it for their own account or recommend to any other person any such investment opportunity.

Upon completion of this offering, we will no longer be a “controlled company” within the meaning of the NYSE. However, we will continue to qualify for, and may rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to stockholders of other companies during a one-year transition period.

Upon completion of this offering, our principal stockholders will no longer control a majority of the voting power of our outstanding common stock. As a result, we will no longer be a “controlled company” within the meaning of the NYSE. However, we will continue to qualify for, and may rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to stockholders of other companies during a one-year transition period. The NYSE rules will require that we (1) have a board of directors that is composed of a majority of “independent directors” as defined under the rules of the NYSE within one year of the date we no longer qualify as a “controlled company,” (2) have a compensation committee that consists of a majority of independent directors within 90 days of the date we no longer qualify as a “controlled company” and consists entirely of independent directors within one year of the date we no longer qualify as a “controlled company,” and (3) have a nominating and corporate governance committee that consists of a majority of independent directors within 90 days of the date we no longer qualify as a “controlled company,” and consists entirely of independent directors within one year of the date we no longer qualify as a “controlled company.” During these transition periods, we may continue to utilize the available exemptions from certain corporate governance requirements, as permitted by the NYSE rules. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

In addition, on June 20, 2012, the SEC adopted Rule 10C-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to implement provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) pertaining to compensation committee independence and the role and disclosure of compensation consultants and other advisers to the compensation committee. The NYSE has since adopted amendments to its existing listing standards to comply with provisions of Rule 10C-1 under the Exchange Act, and on January 11, 2013, the SEC approved such amendments. The amended listing standards require, among others, that:

•	compensation committees be composed of fully independent directors, as determined pursuant to new and existing independence requirements;

•	compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisers; and

•	compensation committees be required to consider, when engaging compensation consultants, legal counsel or other advisers, certain independence factors, including factors that examine the relationship between the consultant or adviser’s employer and us.

We will not be subject to these compensation committee independence requirements until the end of the one-year transition period after we cease to be a “controlled company.”

We have incurred, and will continue to incur, increased costs, and are subject to additional regulations and requirements as a result of being a public company, and our management is required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a public company, we have incurred, and will continue to incur, significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We have also incurred and will continue to incur costs associated with the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and related rules implemented by the SEC and the NYSE. These rules and regulations have increased, and will continue to increase, our legal and financial compliance costs and make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. For example, these laws and regulations could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Our management and other personnel have devoted, and will continue to devote, a substantial amount of time to these compliance initiatives. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. We may also need to hire more employees, such as additional accounting or internal audit staff, in the future to comply with the requirements of being a public company, including the Sarbanes-Oxley Act, which would increase our costs and expenses.

We identified material weaknesses in our internal controls over financial reporting during fiscal 2015. If we fail to maintain an effective system of internal controls over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

Our management is responsible for establishing and maintaining adequate internal controls over our financial reporting. In connection with the audit of our consolidated financial statements during fiscal 2015, our independent registered public accounting firm identified material weaknesses in our internal controls over financial reporting. The material weaknesses resulted in adjustments to our consolidated financial statements identified during the audit. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The identified material weaknesses relate to inadequate design and operation of controls, due to an insufficient complement of qualified resources, over (1) the timely and appropriate interpretation and application of technical accounting matters, (2) the completeness and accuracy of disclosures included in our consolidated financial statements and (3) the completeness and accuracy of account reconciliations used to support financial information in our consolidated financial statements. These material weaknesses could result in a misstatement of the account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. These material weaknesses were identified primarily as a result of errors in our interpretation of accounting guidance relating to insurance recoveries, income statement presentation of merger and acquisition expenses and certain balance sheet classifications, which resulted in adjustments to our consolidated financial statements identified during the audit, as well as intraperiod amortization expense identified during the interim review. The adjustments required us to reclassify certain amounts associated with two product recalls from net sales and cost of goods sold to other expense, net, to reclassify merger and acquisition expenses from non-operating to operating expenses, to reclassify book overdrafts from current liabilities to cash and cash equivalents and to reclassify certain amounts from long-term debt to current maturities of long-term debt. We also revised the presentation and disclosure of certain items in our statement of changes in stockholders’ deficit, fair value of debt disclosure and income tax disclosures. Due to the identified material weaknesses, our management also concluded that our disclosure controls and procedures were ineffective as of October 1, 2016.

We are currently implementing a remediation plan to improve the effectiveness of our internal controls over financial reporting. The plan includes:

Short-term components:

•	Evaluating the design and operating effectiveness of our internal control over financial reporting and development of a gap analysis;

•	Engaging outside consultants with SEC reporting and technical accounting research experience to assist our accounting and finance team until such time as we are able to hire and retain permanent personnel with appropriate technical skills;

•	Reviewing the analysis and documentation of accounting for financial statement classification matters, including the matters that required adjustment during the 2015 audit;

•	Performing quarterly reviews of any new, significant non-routine and/or complex transactions by senior financial officers, and (as needed) seeking advice of outside accounting advisors on the interpretation of the accounting guidance and disclosure requirements; and

•	Implementing an expanded financial statement disclosure checklist reflective of public company reporting standards.

Long-term components:

•	Recruiting additional accounting and finance personnel with the appropriate accounting and reporting technical skills to support its financial reporting responsibilities;

•	Assessing competencies of existing accounting and finance personnel with responsibilities for financial reporting, and developing ongoing training programs; and

•	Developing a more comprehensive internal financial statement package to be reviewed by senior financial officers, including financial statements, supplemental documentation and related reporting checklists.

In addition to implementing controls to remediate the material weaknesses above, as a recently public company, we will continue to enhance our current control structure. Certain of those enhancements include:

•	Recruiting additional finance personnel to support internal control documentation, testing and monitoring of controls;

•	Reviewing, refining and expanding (as needed) the documentation of key controls in each functional area of our operations;

•	Reviewing, refining and expanding (as needed) a plan for testing the effectiveness of controls; and

•	Implementing quarterly compliance sign offs for all key control personnel.

We have made substantial progress toward remediating the material weaknesses. To date, we have made the following changes to our internal controls over financial reporting;

•	Hired outside consultants with SEC reporting, technical accounting research and internal control experience to assist us with our financial reporting;

•	Hired a SEC Financial Reporting Manager with SEC reporting and technical accounting research experience and a Compliance Manager with SEC reporting, technical accounting research and internal control experience;

•	Assessed competencies and identified additional skill requirements that have been addressed through the hiring of additional personnel and the implementation of additional training for the financial reporting staff;

•	Developed and implemented new processes around technical accounting analyses, reconciliation process enhancements including reviews balance sheet classification specifically targeting the matters that required adjustment during the 2015 audit and continued enhancements of the processes surrounding the completeness and accuracy of disclosures included in our consolidated financial statements;

•	Enhanced the review process for new, significant non-routine or complex transactions, including the early identification of transactions requiring review, the hiring of outside consultants with appropriate experience, enhancing the documentation of our assessment and conclusions;

•	Enhanced our quarterly compliance signoff process to include additional accounting related questions and increased the number of employees that are required to complete it; and

•	Developed and implemented a formal disclosure committee that includes selected leaders who will be responsible for performing a review of our periodic reports.

We believe that the foregoing actions will support the improvement of our internal control over financial reporting, and through our efforts to identify, design and implement the necessary control activities, will be effective in remediating the material weaknesses described above. These actions and additional procedures have also allowed us to conclude that, notwithstanding the material weaknesses in our internal control over financial reporting, our consolidated financial statements included elsewhere in this prospectus fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with GAAP.

We will continue to devote significant time and attention to these remediation efforts. As we continue to evaluate and work to improve our internal control over financial reporting, management may determine to take additional measures to address the material weaknesses or determine to modify the remediation plan described above. Although our management has devoted and plans to continue to devote additional resources to investigating issues that arose during the 2015 audit of our consolidated financial statements, we cannot assure you that our remedial measures will be sufficient. Further, until the testing of the remediation steps set forth above are fully completed, the material weaknesses described above will continue to exist and our management will be unable to conclude that our disclosure controls and procedures are effective.

Historically, as a private company, we were not required to comply with the internal control requirements of the Sarbanes-Oxley Act. As a public company, our management will be required to report on the effectiveness of our internal control over financial reporting beginning with our annual report for fiscal year 2017. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. If we discover that we have not remediated the material weaknesses described above, or we identify other material weaknesses or significant deficiencies in the future, there is a risk that we will not be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. If this happens, we may not be able to file our periodic reports in a timely manner.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” All statements, other than statements of historical facts included in this prospectus, including statements concerning our plans, objectives, goals, strategies, future events, future sales or performance, financing needs, plans or intentions relating to acquisitions, business trends and other information referred to under “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” are forward-looking statements. When used in this prospectus, the words “estimates,” “expects,” “contemplates”, “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “may,” “should” and variations of such words or similar expressions are intended to identify forward-looking statements. The forward-looking statements are not historical facts, and are based upon our current expectations, beliefs and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond our control. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Such risks, uncertainties and other important factors include, among others, the risks, uncertainties and factors set forth above under “Risk Factors” and the following risks, uncertainties and factors:

•	competition;

•	disruption of our supply chain;

•	the loss of or reduced purchasing by any of our major customers;

•	increases in the prices of raw materials;

•	deterioration of general economic conditions;

•	changes in consumer eating habits;

•	potential product liability claims and inadequacy of insurance and indemnification agreements in covering any successful claims;

•	adverse publicity;

•	exposure to legal proceedings or other claims;

•	claims regarding our intellectual property rights or termination of our material licenses;

•	failure to comply with government contracts or applicable laws and regulations;

•	failure to comply with governmental and environmental regulations;

•	labor disruptions;

•	failure to retain members of our senior management team;

•	inability to identify, complete and integrate acquired businesses;

•	inability to realize anticipated cost savings or incurrence of additional costs in order to realize such cost savings;

•	breaches of data security;

•	disruptions in our information technology systems;

•	the impact of our high level of indebtedness; and

•	Oaktree having significant influence over us.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements, including factors disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the risks, uncertainties and other factors referenced above may not contain all of the risks, uncertainties and other factors that are important to you. In addition, we cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. All forward-looking statements in this prospectus apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders in this offering. See “Principal and Selling Stockholders.” However, we will bear all costs, fees and expenses in connection with this offering, except that the selling stockholders will pay the underwriting discounts and commissions.

MARKET PRICE OF OUR COMMON STOCK

Our common stock has been listed on the NYSE under the symbol “APFH” since July 15, 2016. Prior to that time, there was no public market for our common stock. The following table sets forth for the periods indicated, the high and low sale prices of our common stock, as reported on the NYSE:

	High	Low
Third Quarter (from July 15, 2016)	$27.88	$22.99
Fourth Quarter	$29.86	$24.22

The last reported sale price of our common stock as reported on the NYSE on January 13, 2017 was $28.03 per share. As of January 3, 2017, there were 42 holders of record of our common stock. This stockholder figure does not include a substantially greater number of holders whose shares are held of record by banks, brokers and other financial institutions.

DIVIDEND POLICY

We paid a regular quarterly cash dividend of $0.14 per share on September 28, 2016 and December 6, 2016. In addition, on December 16, 2016, we announced that our board of directors intends to increase the regular quarterly dividend from $0.14 per share to $0.16 per share, an increase of approximately 14.3%. We expect to pay a regular quarterly cash dividend of $0.16 per share beginning in the first quarter of fiscal 2017, subject to declaration by our board of directors, the discretion of our board of directors to increase, decrease or eliminate the dividend in the future, and compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, business prospects and other factors that our board of directors may deem relevant. In particular, our ability to pay dividends on our common stock is limited by covenants in our credit facilities and the indenture governing the notes, and may be further restricted by the terms of any future debt or preferred securities. We do not currently believe that the restrictions contained in our credit facilities or the indenture governing the notes will impair our ability to pay regular quarterly cash dividends as described above. See “Description of Certain Indebtedness” for a description of the restrictions on our ability to pay dividends.

Because we are a holding company, our ability to pay dividends also depends on our receipt of cash dividends from our operating subsidiaries, which may be restricted in their ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur.

We did not declare or pay any dividends in fiscal 2015 or fiscal 2014.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of October 1, 2016. We will not receive any of the proceeds from the sale of shares in this offering.

You should read this table in conjunction with the information contained in “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Certain Indebtedness,” as well as our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

As of October 1, 2016
($ in millions, except par value and share numbers)
Cash and cash equivalents(1)	$115.9

Debt:
First lien term loan(1)(2)	$1,095.0
ABL facility(3)	—
Capitalized lease obligations	0.4

Total debt	1,095.4

Stockholders’ deficit:
Common stock, $0.01 par value, (500,000,000 shares authorized and 77,287,899 shares issued and outstanding)(4)	0.8
Additional paid-in capital	5.9
Stockholder notes receivable	(0.9)
Accumulated deficit	(335.4)

Total stockholders’ equity (deficit)	(329.7)

Total capitalization	$765.7

(1)	On December 7, 2016, we issued $400 million aggregate principal amount of our 5.50% senior notes due 2024. The notes mature on December 15, 2024 and bear interest at a rate of 5.50% per annum, payable semi-annually on June 15 and December 15 of each year, commencing on June 15, 2017. On December 7, 2016, we used the net proceeds of the offering, together with cash on hand, to repay $400 million of outstanding borrowings under our first lien term loan and to pay fees and expenses in connection with the notes offering. As of October 1, 2016, after giving effect to the issuance of the notes and the use of proceeds therefrom, $695.0 million would have been outstanding under our first lien term loan. We estimate that we incurred approximately $7.6 million of fees and expenses in connection with the notes offering and the concurrent repricing of our first lien term loan. See “Summary—Recent Developments—Notes Offering.”
(2)	Includes original issue discount of $7.7 million.
(3)	As of October 1, 2016, we had $130.2 million of additional borrowings available under our ABL facility, after giving effect to $5.3 million of outstanding letters of credit.
(4)	The number of shares issued and outstanding does not include 1,319,905 shares of issued and unvested restricted stock as of October 1, 2016.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our historical consolidated financial and other data for the periods and at the dates indicated. Our fiscal year is based on either a 52-week or 53-week period ending on the Saturday closest to each December 31.

We have derived the selected historical consolidated financial data for the fiscal years ended January 2, 2016, January 3, 2015 and December 28, 2013, and the selected balance sheet data as of January 2, 2016 and January 3, 2015, from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected historical consolidated financial data for the fiscal years ended December 29, 2012 and December 31, 2011, and the selected balance sheet data as of December 28, 2013, December 29, 2012 and December 31, 2011, from our unaudited consolidated financial statements that are not included in this prospectus. We have derived the selected historical consolidated financial data for the 39 weeks ended October 1, 2016 and October 3, 2015, and the selected balance sheet data as of October 1, 2016, from our unaudited consolidated interim financial statements included elsewhere in this prospectus. Our unaudited consolidated interim financial statements were prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the financial information. The results of operations of the assets of Landshire, which we acquired in January 2015, and of Better Bakery, which we acquired in April 2015, are reflected in our results as of and from the date of such transactions. The results of operations of Allied, which we acquired in October 2016, are not reflected in our results.

Our historical results are not necessarily indicative of future operating results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. The following table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

(in millions)	2016 YTD Period	2015 YTD Period	Fiscal 2015	Fiscal 2014	Fiscal 2013	Fiscal 2012	Fiscal 2011
Statement of Operations:
Net sales	$1,158.8	$1,225.6	$1,611.6	$1,577.6	$1,492.0	$1,503.0	$1,412.3
Cost of goods sold	783.5	891.5	1,158.2	1,227.1	1,144.3	1,118.8	1,060.9
Distribution expenses	68.7	73.1	96.5	99.3	95.3	101.8	89.5
Restructuring expenses	—	2.4	2.5	2.0	21.5	40.0	1.7

Gross profit	306.6	258.7	354.4	249.2	230.9	242.4	260.2
Selling, general and administrative expenses	165.4	142.4	196.2	167.6	160.5	176.3	164.1
Impairment charges	—	—	—	—	5.5	—	—
Restructuring expenses	0.1	1.4	2.2	5.3	10.2	4.7	21.8
Other expense, net	13.6	4.7	5.6	0.2	0.8	1.7	(2.2)

Operating income	127.4	110.1	150.4	76.1	53.9	59.7	76.5
Interest expense	82.5	78.6	104.4	105.6	104.6	152.9	100.0

Income (loss) before income taxes	45.0	31.5	46.0	(29.5)	(50.7)	(93.2)	(23.5)
Income tax (benefit) provision	(58.2)	6.1	8.9	8.4	6.3	10.5	9.3

Net income (loss)	$103.1	$25.4	$37.1	$(37.9)	$(57.0)	$(103.7)	$(32.8)

Per Share Data:
Net income (loss) per share(1):
Basic	$1.47	$0.39	$0.57	$(0.59)	$(0.90)	$(1.60)	$(0.51)
Diluted	$1.47	$0.38	$0.56	$(0.59)	$(0.90)	$(1.60)	$(0.51)
Statement of Cash Flows:
Cash flows provided by (used in):
Operating activities	$118.1	$88.7	$157.2	$22.9	$34.4	$52.7	$36.2
Investing activities	(26.5)	(102.0)	(108.3)	(20.9)	(11.8)	(42.9)	(56.2)
Financing activities	19.8	15.2	(44.5)	(2.1)	(22.5)	(10.9)	19.4
Balance Sheet Data (at period end):
Cash and cash equivalents	$115.9		$4.5	$0.1	$0.3	$0.2	$1.4
Working capital(2)	138.8		127.4	158.7	142.9	154.1	150.7
Total assets(2)(3)	1,210.5		1,096.2	1,048.8	1,049.7	1,117.8	1,144.0
Total debt(3)	1,077.8		1,258.6	1,287.5	1,274.8	1,281.2	1,079.5
Total stockholders’ deficit	(329.7)		(427.2)	(467.0)	(427.4)	(374.3)	(106.6)

(1)

Basic net income (loss) per share is calculated based upon the weighted average number of outstanding shares of common stock for the period, plus the effect of vested restricted shares. Diluted net income (loss) per share is calculated consistent with the calculation of basic net income (loss) per share, plus the effect of dilutive unissued common shares related to stock-based employee compensation programs. All of our unvested restricted stock awards were excluded from the computation of diluted net income (loss) per share for fiscal 2014 and fiscal 2013 because including them would have had an anti-dilutive effect due to our net loss position. There were no awards that could have diluted basic net income (loss) per share in the future that were not included in the computation of diluted net income (loss) per share in the 2016 YTD period, the

2015 YTD period or fiscal 2015 as all awards were dilutive. All per share amounts have been retroactively restated to reflect the 49.313-for-one stock split effective June 21, 2016.
(2)	Working capital is defined as current assets (excluding cash) minus current liabilities (excluding the current portion of debt). We retrospectively adopted the guidance under FASB ASU No. 2015-17 “Balance Sheet Classification of Deferred Taxes” to simplify the classification of deferred taxes into non-current amounts. At January 3, 2015 and December 29, 2012, we had current deferred tax liabilities of $0.2 million and $1.0 million, respectively, that were reclassified as non-current. At December 28, 2013 and December 28, 2011, we had current deferred tax assets of $0.6 million and $3.4 million, respectively, that were reclassified as non-current.
(3)	We retrospectively adopted the guidance under FASB ASU No. 2015-03 “Simplifying the Presentation of Debt Issuance Costs” to deduct deferred loan origination fees from long-term debt, net of current maturities. This adoption resulted in reductions of deferred loan origination fees and long-term debt, net of current maturities of $11.1 million, $17.7 million, $24.1 million, $30.1 million and $29.7 million as of January 2, 2016, January 3, 2015, December 28, 2013, December 29, 2012 and December 31, 2011, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion contains management’s discussion and analysis of our financial condition and results of operations and should be read together with “Summary Historical Consolidated Financial Data,” “Selected Historical Consolidated Financial Data” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. You should read “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

We operate on a 52-week or 53-week fiscal year ending on the Saturday closest to December 31. The fiscal years ended January 2, 2016 (“fiscal 2015”), January 3, 2015 (“fiscal 2014”) and December 28, 2013 (“fiscal 2013”) were 52-week, 53-week and 52-week fiscal periods, respectively. The fiscal year to date period ended October 1, 2016 (the “2016 YTD period”) and the fiscal year to date period ended October 3, 2015 (the “2015 YTD period”) each consisted of 39 weeks. The fiscal quarter ended October 1, 2016 (“Q3 2016”) and the fiscal quarter ended October 3, 2015 (“Q3 2015”) each consisted of 13 weeks.

Overview

We are a leading national producer and distributor of value-added, convenient, ready-to-eat sandwiches, sandwich components and other entrées and snacks. We manage and report our operations in four segments with Foodservice, Retail and Convenience representing our core segments. Our fourth segment, Industrial, consists of sales to other food producers under short-term co-manufacturing arrangements. Foodservice is our largest segment and represented 55.0% of our net sales in fiscal 2015. We have dedicated marketing and sales teams for each of our channels to serve the specific needs of our customers.

We market and distribute approximately 2,600 SKUs across all day parts in multiple product categories, including: (1) ready-to-eat sandwiches, such as breakfast sandwiches, PB&J sandwiches and hamburgers; (2) sandwich components, such as fully-cooked hamburger and chicken patties and Philly steaks; and (3) other entrées and snacks, such as country fried steak, stuffed entrées, chicken tenders and cinnamon dough bites. In the twelve months ended October 1, 2016, 67.5% of our net sales were attributable to the fast-growing ready-to-eat sandwiches and sandwich components categories. Our products are shipped frozen to our customers and sold under our commercial and retail brands, as well as private label and licensed brands.

In January 2015, we acquired the wholesale business and production assets of Landshire, an Illinois-based producer and marketer of a wide variety of sandwiches, including patties, subs, wedges, breakfast offerings and specialty items. In April 2015, we acquired the business and production assets of Better Bakery, a producer and marketer of high quality, premium stuffed sandwiches and other licensed products. These acquisitions added a complementary new set of premium products to our portfolio and provided us with additional sandwich assembly and bakery capacity. In October 2016, we acquired all of the outstanding voting interests of Allied, a producer of raw and cooked beef and chicken Philly steak products. The acquisition of Allied brings us additional sandwich component production capacity and expands our market position in the Philly steak platform by providing entry into fully-cooked product offerings and expands our geographic reach.

Key Factors Affecting Our Results of Operations

Key factors that have influenced our results of operations and may do so in the future include:

•

Industry Trends. The drivers underpinning growth in our end markets include increases in gross domestic product, employment levels and personal consumption expenditures. Growth in our industries is also driven by changes in the number of restaurants and convenience stores, a continued shift toward value-added, convenient and easy-to-prepare foods and the frequency in dining out. We are well-positioned to benefit from these underlying growth trends, as well as emerging consumer preferences, given our product portfolio and segment orientation.

•	Business Mix. Our growth and profitability characteristics vary by product category and market segment. Therefore, changes in our mix may impact our profitability and growth profile as business mix is a component of our sales volume. For example, to the extent that our mix shifts towards higher value-added products, such as breakfast sandwiches, our financial performance will be positively impacted. Further, our fourth segment, Industrial, opportunistically sells to other food producers under short-term co-manufacturing agreements based on our available capacity in order to optimize capacity utilization. Due to the lower margin nature of this business, we have strategically reduced our percentage of net sales generated by this segment to 5.0% in the 2016 YTD period.

•	Pricing Methodology. Our pricing is driven by the value-added nature of our products, our market share position and our differentiated value proposition to our customers due to our scale, broad product portfolio, customization capabilities, national distribution and food safety track record. Our financial performance depends on our ability to price effectively with our customers. We proactively adjust pricing frequently in order to reflect input cost movements with minimal lag time. In early 2014, we re-engineered our pricing methodology and now utilize forward looking raw materials indices to set prices rather than trailing market indices. As a result, our pricing reflects our underlying raw materials costs in a more timely and accurate manner. Only 16.2% of our net sales in fiscal 2015 were subject to annually-renewed fixed price arrangements and we have a high level of flexibility to adjust pricing across the remainder of our business.

We price our products through price list, index pricing and annually-renewed fixed price arrangements, which accounted for 76.1%, 7.7% and 16.2%, respectively, of our net sales in fiscal 2015.

•	Price List Arrangements. Our price list arrangements generally allow us to proactively update prices to reflect anticipated raw material prices, competitive dynamics and marketing strategies, subject to contractual limits on frequency and minimum notice requirements.

•	Index Pricing Arrangements. Under these arrangements, we pass-through actual increases or decreases in raw material or conversion costs to our customers.

•	Fixed Pricing Arrangements. These arrangements guarantee customers a fixed price for products for a contractually-set period of time, usually 12 months. Our fixed prices for the agreed upon contractual term are based on forward looking raw materials indices and reflect expected raw material costs over the term of the contract.

•	Raw Material Costs. Raw material costs typically comprise approximately three-fourths of our cost of goods sold, with beef, poultry and pork accounting for approximately half of our cost of goods sold. Other raw materials, such as bread and breadings, cheese, eggs, seasonings, soy proteins and packing, comprise the remainder. Raw material costs fluctuate due to changing market conditions and changing consumer preferences. Our results of operations will continue to depend on our ability to manage raw material cost movements through forward purchase orders, strategic sourcing, non-cancelable contracts and by passing on such cost increases to customers.

•	APF Way. Our APF Way continuous improvement program has revamped our cost structure, budgeting tools and pricing methodology. The APF Way uses a data-driven analytical framework to drive growth and profitability through improved commercial decision-making, excellence in sales and marketing and productivity in procurement, logistics and production. We expect the APF Way will continue to be a key factor in our performance.

Components of Our Results of Operations

Net Sales. Net sales consist of gross sales, which vary as a result of changes in volume and pricing, less certain costs that we manage as part of our trade promotion allowances, including:

•	Cash discounts, returns and other allowances; and

•	Trade promotion allowances, which include the cost of temporary price reductions, as well as our customers’ costs for promotional displays and advertising space in store circulars.

Gross Profit. Gross profit is calculated as net sales less cost of goods sold, distribution expenses and restructuring expenses associated with our production and distribution network. For a discussion of restructuring expenses, see “Restructuring expenses” below.

Cost of goods sold. Cost of goods sold includes the following:

•	Raw materials costs, including costs for proteins, such as beef, poultry, pork and other food ingredients such as bread and breadings, cheese, eggs, seasonings and soy proteins;

•	Packaging supply costs, including costs for corrugated fiberboard and plastic packaging materials; and

•	Conversion costs, which represent all costs necessary to convert raw materials into finished product. Conversion costs include direct and indirect labor and plant overhead such as equipment rent, natural gas and other utilities, insurance, property taxes and depreciation. We periodically enter into hedging contracts to manage fluctuations in our natural gas costs, the effect of which is reflected in cost of goods sold.

Distribution expenses. We primarily use third-party logistics providers to transport our products (1) among our production facilities, (2) from our production facilities to our distribution centers and (3) from our distribution centers and our production facilities to our customers. Our freight and distribution costs are influenced by diesel fuel costs as well as capacity within the industry. We periodically enter into hedging contracts to manage fluctuations in diesel fuel costs, the effect of which is reflected in distribution expenses. Distribution expense also includes warehousing costs related to our leased facility in Enid, Oklahoma and the third-party logistics providers we utilize (which are mainly in Cincinnati, Ohio and Rockmart, Georgia).

Selling, General and Administrative Expense. Selling, general and administrative expense includes the following:

•	Sales and marketing expenses, including salaries, wages and incentives for our sales and marketing personnel, broker commissions, sales-related travel and entertainment expenses and other marketing and advertising expenses. Our marketing programs also include costs relating to the execution of in-store product demonstrations, trade shows and samples provided to prospective customers;

•	R&D expenses, including salaries, wages and incentives for our internal R&D personnel, and direct costs for external research and line testing;

•	General and administrative expenses, including salaries, wages and incentives for our management and general administrative personnel, depreciation of non-production property and equipment, amortization of intangible assets, information technology licensing and maintenance costs, insurance, travel and other operating expenses;

•	Stock-based compensation expense related to stock awards granted to employees and directors. For a discussion of stock-based compensation expense, see “Critical Accounting Policies and Estimates—Stock-Based Compensation”;

•

Management, advisory and consulting fees and expense reimbursements paid, prior to our initial public offering, to Oaktree, and, prior to September 30, 2015, to Maine Street Holdings, Inc., a management company controlled by our minority stockholders. Upon consummation of our initial public offering, we paid Oaktree an aggregate success fee of $9.0 million on July 20, 2016 pursuant to the management services agreement, which was terminated on July 20, 2016; and

•	Professional fees to service providers including accounting and legal. As a recently registered public company, we have incurred, and will continue to incur, significant legal, accounting and other expenses that we did not incur as a private company, which will be reflected as selling, general and administrative expenses.

Restructuring expenses. From time to time, we initiate restructuring activities in order to integrate acquired businesses, improve the efficiency of our production and distribution network and consolidate and reorganize our management and support functions. For example:

•	In fiscal 2012, we commenced the closure of our Orange City, Iowa production facility and consolidation of its activities into our network, all of which was substantially completed in fiscal 2013;

•	In fiscal 2013, we undertook various initiatives intended to improve our commercial effectiveness and reduce operating costs. These initiatives continued into fiscal 2014 and fiscal 2015 and included: (1) consolidation of business unit leadership and shared service teams in our Cincinnati, Ohio area facilities and closure of our administrative office located in Edmond, Oklahoma; (2) reorganization of our senior leadership team; and (3) implementation of staffing reductions and facilities closures in production, logistics and commercial operations. The cost to implement these initiatives was incurred primarily in fiscal 2014; and

•	In fiscal 2015, we integrated the assets acquired from Landshire and Better Bakery and reconfigured production lines at our plant in Portland, Maine to re-launch our Barber stuffed entrées.

Expenses associated with restructuring initiatives affecting our production and distribution network are reflected as a separate cost component in determining gross profit. Expenses associated with restructuring initiatives affecting our selling, marketing and general administration functions are a separate cost component in determining operating income.

Benefit/Provision for income taxes. We are subject to U.S. federal income taxes and income taxes in certain states. However, we have favorable tax attributes, such as significant tax-deductible depreciation and amortization and U.S. federal and state net operating loss carryovers (“NOLs”), which resulted in minimal income tax expense and cash paid for income tax during fiscal 2015, fiscal 2014 and fiscal 2013. The majority of our income tax expense consists of non-cash provisions for deferred tax liabilities.

In the second quarter of 2016 and Q3 2016, we continued the trend, that began in the first quarter of fiscal 2015, of realizing pretax income and our taxable cumulative income in the recent past became positive. In addition, our forecasts for the remainder of fiscal 2016 and for fiscal year 2017 indicate continued pre-tax income. Further, we were able to refinance our debt during the second quarter of fiscal 2016 on more favorable terms which will result in significant annual savings. After considering these factors, along with reviews of forecasts of future taxable income and expected utilization of tax attributes prior to their expiration, we determined that the positive evidence outweighed the negative evidence in the second quarter of fiscal 2016 and concluded, in the second quarter of fiscal 2016, that it was more likely than not that our deferred tax assets were realizable. As a result, we made the determination to release the full valuation allowance in fiscal 2016. Accordingly, we released $56.5 million of the valuation allowance on a discrete basis during the second quarter of fiscal 2016 and, during Q3 2016, we released an additional $1.7 million. The tax benefit associated with the remaining valuation allowance, along with a similar amount of tax expense connected to the reduction in the NOL deferred tax asset, will be released to income as profits are earned during the remainder of fiscal 2016.

Our effective tax rates for Q3 2016, Q3 2015 and for fiscal 2016 and fiscal 2015 are different from the expected federal rate of 35% in part due to the utilization of deferred tax assets and the release of the valuation allowances.

Key Performance Indicators

Key performance indicators that we use to manage our business and evaluate our financial results and operating performance include:

Net Sales. We evaluate net sales on a consolidated basis and in each segment as a measure of volume growth, pricing effectiveness, business optimization and trade promotion allowance management.

Adjusted Net Income. Adjusted Net Income represents net income (loss) before interest expense, income tax expense, depreciation and amortization and certain non-cash and other adjustment items. We present Adjusted Net Income as a performance measure because we believe it facilitates a comparison of our operating performance on a consistent basis from period-to-period and provides for a more complete understanding of factors and trends affecting our business than measures under GAAP can provide alone. We also believe that the presentation of Adjusted Net Income is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. However, our definition of Adjusted Net Income may not be the same as similarly titled measures used by other companies.

Adjusted Diluted Net Income Per Share. Adjusted Diluted Net Income Per Share represents the diluted per share value of Adjusted Net Income. We present Adjusted Diluted Net Income Per Share as a performance measure because we believe it facilitates a comparison of our operating performance on a consistent basis from period-to-period and provides for a more complete understanding of factors and trends affecting our business than measures under GAAP can provide alone. We also believe that the presentation of Adjusted Diluted Net Income Per Share is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. However, our definition of Adjusted Diluted Net Income Per Share may not be the same as similarly titled measures used by other companies.

Adjusted EBITDA. Adjusted EBITDA represents net income (loss) before interest expense, income tax expense and depreciation and amortization, as well as certain non-cash and other adjustment items. We present Adjusted EBITDA as a performance measure because we believe it facilitates a comparison of our operating performance on a consistent basis from period-to-period and provides for a more complete understanding of factors and trends affecting our business than measures under GAAP can provide alone. We also believe that Adjusted EBITDA is useful to investors in evaluating our operating performance because it provides a means to evaluate the operating performance of our business on an ongoing basis using criteria that our management uses for evaluation and planning purposes. Because Adjusted EBITDA facilitates internal comparisons of our historical financial position and operating performance on a more consistent basis, our management also uses Adjusted EBITDA in measuring our performance relative to that of our competitors, in communications with our board of directors concerning our operating performance and in evaluating acquisition opportunities. In addition, targets for Adjusted EBITDA are among the measures we use to evaluate our management’s performance for purposes of determining their compensation. We also believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. However, our definition of Adjusted EBITDA may not be the same as similarly titled measures used by other companies.

Adjusted Net Income, Adjusted Diluted Net Income Per Share and Adjusted EBITDA are non-GAAP financial measures. See “Prospectus Summary—Summary Historical Consolidated Financial Data” for additional information including reconciliations to the most directly comparable GAAP measure.

Consolidated Results of Operations

The following table sets forth our consolidated results of operations data expressed in dollars and as a percentage of net sales for Q3 2016, Q3 2015, the 2016 YTD period, the 2015 YTD period, fiscal 2015, fiscal 2014 and fiscal 2013.

(in millions)	Q3 2016		Q3 2015		2016 YTD Period		2015 YTD Period		Fiscal 2015		Fiscal 2014		Fiscal 2013
Net sales	$393.7	100.0%	$407.2	100.0%	$1,158.8	100.0%	$1,225.6	100.0%	$1,611.6	100.0%	$1,577.6	100.0%	$1,492.0	100.0%
Cost of goods sold	264.5	67.2%	293.0	72.0%	783.5	67.6%	891.5	72.7%	1,158.2	71.9%	1,227.1	77.8%	1,144.3	76.7%
Distribution expenses	23.7	6.0%	24.9	6.1%	68.7	5.9%	73.1	6.0%	96.5	6.0%	99.3	6.3%	95.3	6.4%
Restructuring expenses	—	—%	1.5	0.4%	—	—%	2.4	0.2%	2.5	0.2%	2.0	0.1%	21.5	1.4%

Gross profit	105.4	26.8%	87.8	21.5%	306.6	26.5%	258.7	21.1%	354.4	21.9%	249.2	15.8%	230.9	15.5%
Selling, general and administrative expenses	56.1	14.2%	46.0	11.3%	165.4	14.3%	142.2	11.6%	196.2	12.2%	167.6	10.6%	160.5	10.8%
Impairment charges	—	—%	—	—%	—	—%	—	—%	—	—%	—	—%	5.5	0.4%
Restructuring expenses	—	—%	0.3	0.1%	0.1	—%	1.4	0.1%	2.2	0.1%	5.3	0.3%	10.2	0.7%
Other expense, net.	10.1	2.6%	(0.1)	—%	13.6	1.2%	4.7	0.4%	5.6	0.3%	0.2	—%	0.8	—%

Operating income	39.3	10.0%	41.6	10.2%	127.4	11.0%	110.1	9.0%	150.4	9.3%	76.1	4.8%	53.9	3.6%
Interest expense	18.7	4.7%	25.9	6.4%	82.5	7.1%	78.6	6.4%	104.4	6.5%	105.6	6.7%	104.6	7.0%

Income (loss) before income taxes	20.6	5.2%	15.6	3.9%	45.0	3.9%	31.5	2.6%	46.0	2.8%	(29.5)	(1.9)%	(50.7)	(3.4)%
Provision for income taxes	(1.8)	(0.5)%	3.0	0.7%	(58.2)	(5.0)%	6.1	0.5%	8.9	0.5%	8.4	0.5%	6.3	0.4%

Net income (loss)	$22.4	5.7%	$12.6	3.1%	$103.1	8.9%	$25.4	2.0%	$37.1	2.3%	$(37.9)	(2.4)%	$(57.0)	(3.8)%

Q3 2016 compared to Q3 2015

Net sales. Net sales for Q3 2016 were $393.7 million, a decrease of $13.5 million, or 3.3%, compared to $407.2 million for Q3 2015. Net sales decreased by $4.7 million, or 1.1%, due to changes in sales volume and business mix, and $8.8 million, or 2.2%, due to lower average sales prices.

Sales volume was lower due to the elimination of sales under lower margin contracts in our Industrial segment which reduced net sales by $14.0 million. Excluding the impact of Industrial segment volume, changes in volume and business mix in our three core segments increased net sales by $9.3 million, with sales volume growth increasing net sales for our three core segments by 0.7%, and changes in business mix increasing net sales for our three core segments by 1.8%.

Cost of goods sold. Cost of goods sold for Q3 2016 was $264.5 million, a decrease of $28.5 million, or 9.7%, compared to $293.0 million for Q3 2015. As a percent of net sales, cost of goods sold was 67.2% in Q3 2016 compared with 72.0% in Q3 2015, a reduction of 480 basis points. Cost of goods sold decreased by $5.7 million due to lower sales volume, $3.8 million due to productivity improvements and $20.1 million due to lower raw materials costs. The decrease in cost of goods sold was partially offset by higher other input costs, such as labor inflation, utilities and other manufacturing costs, which increased cost of goods sold by $1.1 million.

Distribution expenses. Distribution expenses for Q3 2016 were $23.7 million, a decrease of $1.2 million, or 4.8%, compared to distribution expenses of $24.9 million for Q3 2015. Distribution expenses decreased by $0.8 million due to lower sales volume, and by a similar amount due to productivity changes. The decrease in distribution expenses was partially offset by higher administrative costs of $0.4 million.

Gross profit. Gross profit for Q3 2016 increased by $17.7 million to $105.4 million, or 26.8% of net sales, compared to $87.7 million, or 21.5% of net sales, for Q3 2015, reflecting an increase of 530 basis points. Gross profit increased primarily due to productivity improvements, positive price realization net of raw material cost movements and contributions from volume. The following table outlines the factors that impacted our gross profit:

	Change in Gross Profit (in millions)	Change in Gross Profit Margin (in basis points)
Productivity improvements	$4.5	110
Pricing, net of inflation	11.3	340
Volume	1.8	70
Other factors	0.1	10

	$17.7	530

Selling, general and administrative expenses. Selling, general and administrative expenses for Q3 2016 were $56.1 million, or 14.2% of net sales, compared with $46.0 million, or 11.3% of net sales, for Q3 2015. The primary factors impacting selling, general and administrative expenses are summarized in the table below:

(in millions)	Q3 2016 vs Q3 2015
Non-cash stock compensation expense	$11.8
Marketing and R&D	(1.0)
Management, advisory and consulting fees	(1.1)
Other	0.4

$10.1

Non-cash stock compensation expense includes one-time initial public offering related charges of $6.5 million related to the change in the fair value of unvested restricted stock and $2.9 million of charges related to the acceleration of certain restricted stock awards. The remainder of the expense relates to normal vesting of stock awards.

Other expense, net. Other expense, net for Q3 2016 consisted primarily of the $9.0 million success fee paid to Oaktree and certain public filing expenses.

Interest expense. Interest expense for Q3 2016 was $18.7 million, a decrease of $7.2 million, compared to $25.9 million for Q3 2015. This decrease was a result of lower average borrowings and the benefit of lower rates on the refinanced debt. Lower average borrowings were as a result of the voluntary repayment of $205.0 million of our first lien term loan from the initial public offering proceeds and stronger cash flow from operations. These decreases were partially offset by the write-off of deferred financing fees and original issue discount of $3.4 million, in aggregate, related to the $205.0 million prepayment of our first lien term loan.

Income tax benefit/provision. We recognized a tax benefit of $1.8 million in Q3 2016, which resulted in an effective federal tax rate of (8.9)%. The significant improvement over the effective federal tax rate of 19.2% for Q3 2015 was due to the utilization of deferred tax assets and the release of valuation allowances that were discussed above in this Management’s Discussion and Analysis.

Net income. Net income for Q3 2016 was $22.4 million, an increase of $9.8 million compared to $12.6 million for Q3 2015. This improvement in net income was a result of the factors discussed above.

2016 YTD Period compared to 2015 YTD Period

Net Sales. Net sales for the 2016 YTD period were $1,158.8 million, a decrease of $66.8 million, or 5.4%, compared to $1,225.6 million for the 2015 YTD period. Net sales decreased by $32.6 million, or 2.7%, due to changes in sales volume and business mix, and $34.1 million, or 2.8%, due to lower average sales prices.

Sales volume was lower due to the elimination of sales under lower margin contracts in our Industrial segment, which reduced net sales by $46.5 million. Excluding the impact of Industrial segment volume, changes in volume and business mix in our three core segments increased net sales by $13.9 million, with sales volume growth increasing net sales for our three core segments by 1.8% and changes in business mix reducing net sales for our three core segments by 0.5%.

Average sales prices decreased due to strategic price and trade spending investments to reflect lower raw material costs, which reduced net sales by $34.1 million.

Cost of goods sold. Cost of goods sold for the 2016 YTD period was $783.5 million, a decrease of $108.0 million, or 12.1%, compared to $891.5 million for the 2015 YTD period. As a percent of net sales, cost of goods sold was 67.6% in the 2016 YTD period compared with 72.7% in the 2015 YTD period, a reduction of 510 basis points. Cost of goods sold decreased by $29.8 million due to lower sales volume, $23.7 million due to productivity improvements and $64.6 million due to lower raw materials costs. The decrease in cost of goods sold was partially offset by higher other input costs, such as labor inflation, utilities and other manufacturing costs, which increased cost of goods sold by $10.1 million.

Distribution expenses. Distribution expenses for the 2016 YTD period were $68.7 million, a decrease of $4.4 million, or 6.0%, compared to distribution expenses of $73.1 million for the 2015 YTD period. Distribution expenses decreased by $1.8 million due to lower sales volume and $2.7 million due to productivity, which were partially offset by higher administrative costs of $0.1 million.

Gross profit. Gross profit for the 2016 YTD period increased by $47.9 million to $306.6 million, or 26.5% of net sales compared to $258.7 million, or 21.1% of net sales, for the 2015 YTD period, reflecting an increase of 540 basis points. Gross profit increased primarily due to productivity improvements and positive price realization net of raw material cost movements and contributions from volume, partially offset by other increases in costs of goods sold. The following table outlines the factors that impacted our gross profit:

	Change in Gross Profit (in millions)	Change in Gross Profit Margin (in basis points)
Productivity improvements	$29.1	240
Pricing, net of inflation	26.8	300
Volume	(1.0)	60
Other factors	(7.0)	(60)

	$47.9	540

Selling, general and administrative expenses. Selling, general and administrative expenses for the 2016 YTD period were $165.4 million, or 14.3% of net sales, compared with $142.4 million, or 11.6% of net sales, for the 2015 YTD period. The primary factors impacting selling, general and administrative expenses are summarized in the table below:

(in millions)	2016 YTD Period vs 2015 YTD Period
Non-cash stock compensation expense	$16.5
Salaries and benefits	5.1
Marketing and R&D	5.0
Management, advisory and consulting fees	(5.2)
Other	1.6

$23.0

Non-cash stock compensation expense includes one-time initial public offering related charges of $6.5 million related to the change in the fair value of unvested restricted stock and $2.9 million of charges related to the acceleration of certain restricted stock awards. The remainder of the expense relates to normal vesting of stock awards.

Other expense, net. Other expense, net for the 2016 YTD period consisted primarily of the $9.0 million success fee paid to Oaktree, in connection with our initial public offering, and certain public filing expenses. Other expense, net for the 2015 YTD period consisted primarily of acquisition integration and merger and acquisition expenses.

Interest expense. Interest expense for the 2016 YTD period was $82.5 million, an increase of $3.8 million, compared to $78.7 million for the 2015 YTD period. This increase resulted from the $15.4 million of charges related to the refinancing of our credit facilities, including the write-off of $1.4 million related to deferred loan fees, $0.8 million related to original issue discount, $1.2 million of prepayment penalties related to our prior term loans and $11.9 million of charges related to third party fees for our first lien term loan. Interest expense also increased as a result of the write-off of deferred financing fees and original issue discount of $3.4 million, in aggregate, related to the repayment of $205.0 million of our first lien term loan. These increases were partially offset by the benefit of lower rates on the refinanced debt and lower average borrowings as compared to the prior period.

Income tax benefit/provision. We recognized a tax benefit of $58.2 million in the 2016 YTD period, which resulted in an effective federal tax rate of (129.3)%. The significant improvement over the effective federal tax rate of 19.2% for the 2015 YTD period was primarily due to the utilization of deferred tax assets and the release of valuation allowances that was discussed above in this Management’s Discussion and Analysis.

Net income. Net income for the 2016 YTD period was $103.1 million, an increase of $77.7 million, compared to $25.4 million for the 2015 YTD period. This increase in net income was a result of the factors discussed above, primarily the utilization of deferred tax assets and the release of valuation allowances.

Fiscal 2015 compared to Fiscal 2014

Net sales. Net sales for fiscal 2015 were $1,611.6 million, an increase of $34.0 million, or 2.2%, compared to $1,577.6 million of net sales for fiscal 2014. Net sales increased by $76.0 million, or 4.8%, due to higher average sales prices, partially offset by changes in sales volume and business mix, which reduced net sales by $42.0 million, or 2.6%.

Sales volume was lower due to the elimination of sales under lower margin contracts in our Industrial segment, which reduced net sales by $63.1 million, and the absence of a 53rd week, which reduced net sales by

$31.4 million, partially offset by sales volume attributable to acquisitions, which increased net sales by $48.9 million. Excluding these items, changes in sales volume and business mix contributed $3.6 million to net sales.

Average sales prices increased due to a series of strategic pricing actions to recover higher raw material costs, which increased net sales by $54.8 million, and the benefit of more effective trade promotion allowance management, resulting in lower sales discounts, which increased net sales by $21.2 million. Average sales prices increased across our segments largely due to the continued effect of the significant increase in protein costs in 2014.

Cost of goods sold. Cost of goods sold for fiscal 2015 was $1,158.2 million, a decrease of $68.9 million, or 5.6%, compared to $1,227.1 million of cost of goods sold for fiscal 2014. Cost of goods sold decreased by $46.3 million due to lower sales volume and $44.3 million due to productivity improvements. The decrease in cost of goods sold was partially offset by higher raw material costs, which increased cost of goods sold by $21.7 million. Higher raw material costs were primarily driven by increases in the cost of protein.

Distribution expenses. Distribution expenses for fiscal 2015 was $96.5 million, a decrease of $2.8 million, or 2.8%, compared to $99.3 million of distribution expenses in fiscal 2014. Distribution expenses increased by $0.1 million due to lower sales volume and $6.4 million due to productivity improvements, which was partially offset by an increase of $3.5 million due to higher warehouse costs and inflation.

Gross profit. Gross profit for fiscal 2015 increased by $105.2 million to $354.4 million, or 22.0% of net sales, compared to $249.2 million, or 15.8% of net sales, for fiscal 2014, reflecting an increase of 620 basis points. Gross profit increased primarily due to more effective trade promotion allowance management and other productivity improvements, positive price realization net of raw material cost movements, and contributions from acquisitions, partially offset by increases in distribution expenses and the absence of a 53rd week. The following table outlines the factors that impacted our gross profit:

	Change in Gross Profit (in millions)	Change in Gross Profit Margin (in basis points)
Productivity improvements	$71.9	430
Pricing, net of inflation	33.2	150
Acquisitions	10.1	0
53rd week	(4.9)	10
Other factors	(5.1)	30

	$105.2	620

Selling, general and administrative expenses. Selling, general and administrative expenses for fiscal 2015 were $196.2 million, or 12.2% of net sales, compared with $167.6 million, or 10.6% of net sales, for fiscal 2014. The primary factors impacting selling, general, and administrative expenses are summarized in the table below:

(in millions)	Fiscal 2015 vs Fiscal 2014
Non-cash stock compensation expense	$14.5
Salaries and benefits	12.3
Marketing and R&D	1.1
Management, advisory and consulting fees	(2.8)
Other	3.5

$28.6

Other expense, net. Other expense, net for fiscal 2015 consisted primarily of $6.2 million of acquisition expenses and $1.2 million of loss on disposal of property, plant and equipment, partially offset by $2.0 million of income associated with a product recall claim, net of deductibles, under our product contamination insurance policy.

Interest expense. Interest expense was $104.4 million for fiscal 2015, a decrease of $1.2 million, or 1.1%, compared to $105.6 million for fiscal 2014. This decrease was due to lower average outstanding borrowings under our prior term loans.

Provision for income taxes. We paid minimal cash for income tax in both fiscal 2015 and fiscal 2014 because in fiscal 2014 we incurred a $14.8 million operating loss, net of taxes, and in fiscal 2015 we utilized $14.6 million of net operating loss carryovers, net of taxes, to offset taxable income. Income tax expense for fiscal 2015 was $8.9 million compared to $8.4 million for fiscal 2014, which in each case related primarily to recognition of deferred income tax liabilities and current state taxes.

Net income (loss). Net income for fiscal 2015 was $37.1 million, an increase of $75.0 million, compared with a net loss of $37.9 million for fiscal 2014. This improvement in net income was a result of the factors discussed above.

Fiscal 2014 compared to Fiscal 2013

Net sales. Net sales for fiscal 2014 were $1,577.6 million, an increase of $85.6 million, or 5.7%, compared to $1,492.0 million for fiscal 2013. Net sales increased by $90.2 million, or 6.0%, due to higher average sales prices, partially offset by changes in sales volume and business mix, which reduced net sales by $4.6 million, or 0.3%.

Sales volume was lower due to the elimination of sales under lower margin contracts in our Industrial segment, which reduced net sales by $63.0 million, partially offset by sales volume attributable to the addition of a 53rd week, which increased net sales by $31.4 million. Excluding these items, changes in sales volume and business mix contributed $27.0 million to net sales.

Average sales prices increased due to a series of strategic pricing actions to recover higher raw material costs, which increased net sales by $76.3 million, and the benefit of more effective trade promotion allowance management, resulting in lower sales discounts, which increased net sales by $13.8 million.

Cost of goods sold. Cost of goods sold for fiscal 2014 was $1,227.1 million, an increase of $82.8 million, or 7.2%, compared to $1,144.3 million of cost of goods sold for fiscal 2013. Cost of goods sold increased by $102.8 million due to higher raw material costs and $27.0 million due to higher other input costs, such as labor and employee benefit expenses, utility bills and other manufacturing costs. The increase in cost of goods sold was partially offset by lower sales volume, which reduced cost of goods sold by $19.6 million, and productivity improvements, which reduced cost of goods sold by $27.4 million.

Distribution expenses. Distribution expenses for fiscal 2014 was $99.3 million, an increase of $4.0 million, or 4.2%, compared to $95.3 million of distribution expenses in fiscal 2013. Distribution expenses increased by $2.2 million due to sales volume and $5.3 million due to higher warehouse costs and inflation, which was partially offset by a decrease of $3.5 million due to productivity improvements.

Gross profit. Gross profit for fiscal 2014 increased by $18.3 million to $249.2 million, or 15.8% of net sales, compared to $230.9 million, or 15.5% of net sales, for fiscal 2013, reflecting an increase of 30 basis points. Gross profit increased primarily due to more effective trade promotion allowance management and other productivity improvements and the addition of a 53rd week, partially offset by negative price realization net of raw material cost movements, and other increases in cost of goods sold and distribution expenses. The following table outlines the impact of the factors that impacted our gross profit:

	Change in Gross Profit (in millions)	Change in Gross Profit Margin (in basis points)
Productivity improvements	$44.7	270
Pricing, net of inflation	(26.5)	(250)
53rd week	4.9	0
Other factors	(4.8)	10

	$18.3	30

Selling, general and administrative expenses. Selling, general and administrative expenses for fiscal 2014 were $167.6 million, or 10.6% of net sales, compared with $160.5 million, or 10.8% of net sales, for fiscal 2013. The primary factors impacting selling, general, and administrative expenses are summarized in the table below:

(in millions)	Fiscal 2014 vs Fiscal 2013
Salaries and benefits	$5.4
Marketing and R&D	(3.9)
Management, advisory and consulting fees	6.6
Other	(1.0)

$7.1

Other expense, net. Other expense, net was not a significant factor in either fiscal 2014 or fiscal 2013.

Interest expense. Interest expense was $105.6 million for fiscal 2014, an increase of $1.0 million, or 1.0%, compared to $104.6 million for fiscal 2013. This increase was due to higher average outstanding borrowings under our ABL facility.

Provision for income taxes. We paid minimal cash for income tax in both fiscal 2014 and fiscal 2013 because we incurred net operating losses in both years, net of taxes, of $14.8 million and $31.3 million, respectively. Income tax expense for fiscal 2014 was $8.4 million compared to $6.3 million in fiscal 2013, which in each case related primarily to recognition of deferred income tax liabilities and current state taxes.

Net income (loss). Net loss for fiscal 2014 was $37.9 million, a reduction of $19.1 million, compared with a net loss of $57.0 million for fiscal 2013. This improvement in net income was a result of the factors discussed above.

Segment Results

We operate in four segments: Foodservice, Retail, Convenience and Industrial. Our results of operations for Q3 2016, Q3 2015, the 2016 YTD period, the 2015 YTD period, fiscal 2015, fiscal 2014 and fiscal 2013 were as follows:

(in millions)	Q3 2016	Q3 2015	2016 YTD Period	2015 YTD Period	Fiscal 2015	Fiscal 2014	Fiscal 2013
Net Sales
Foodservice	$222.6	$233.5	$630.1	$671.4	$886.1	$829.6	$740.9
Retail	94.6	87.6	303.2	297.6	396.0	399.6	379.0
Convenience	56.5	50.6	167.6	150.3	201.8	159.7	138.6
Industrial	20.0	35.4	57.9	106.3	127.7	188.7	233.5

Total	$393.7	$407.2	$1,158.8	$1,225.6	$1,611.6	$1,577.6	$1,492.0

Operating Income
Foodservice	$45.0	$38.1	$121.6	$98.0	$134.3	$70.6	$56.7
Retail	10.3	3.1	29.3	21.6	28.5	13.5	6.4
Convenience	9.5	6.7	27.3	21.7	29.8	18.2	14.8
Industrial	1.0	(0.2)	1.6	0.9	2.8	2.0	1.6
Unallocated corporate expenses	(26.5)	(6.1)	(52.3)	(32.0)	(45.0)	(28.2)	(25.6)

Total	$39.3	$41.6	$127.4	$110.1	$150.4	$76.1	$53.9

2016 YTD Period compared to 2015 YTD Period and Q3 2016 compared to Q3 2015

Foodservice.

	Increase (Decrease)
($ in millions)	Q3 2016 vs. Q3 2015	2016 YTD Period vs. 2015 YTD Period
Net sales change	$(10.9)	$(41.3)
Net sales % change	(4.7)%	(6.2)%
% change attributable to sales volume	(3.1)%	(4.0)%
% change attributable to average sales price	(1.6)%	(2.2)%
Operating income change	$6.9	$23.6
Operating margin basis points change	390	470

Sales volume. Sales volume for Q3 2016 and the 2016 YTD period decreased due to lower demand for fruit cups in schools and slower restaurant traffic affecting our national chains and street customers, partially offset by growth in school sandwich and protein categories.

Average sales price. Sales prices for Q3 2016 and the 2016 YTD period decreased due to strategic price and trade spend investments to reflect lower raw material costs.

Operating income. Operating income and operating margins improved in Q3 2016 and for the 2016 YTD period due to productivity improvements and positive price realization net of raw material and other input cost movements, partially offset by the decline in sales volume.

Retail.

	Increase (Decrease)
($ in millions)	Q3 2016 vs. Q3 2015	2016 YTD Period vs. 2015 YTD Period
Net sales change	$7.0	$5.6
Net sales % change	8.0%	1.9%
% change attributable to sales volume	9.6%	5.6%
% change attributable to average sales price	(1.6)%	(3.7)%
Operating income change	$7.2	$7.7
Operating margin basis points change	740	240

Sales volume. Sales volume increased in Q3 2016 compared to Q3 2015 primarily as a result of growth in high value-added stuffed entrees, partially offset by reduced promotional sales and rationalization of certain private label fully-cooked breaded poultry SKUs. In addition, volume in Q3 2016 was more favorable than Q3 2015 due to the adverse effects in Q3 2015 of the product recall. Sales volume increased for the 2016 YTD period compared to the 2015 YTD period due to new product placements and promotional events.

Average sales price. Average sales price decreased due to strategic price investments to reflect lower raw material costs and trade promotion allowances to support growth initiatives.

Operating income. Operating income and operating margin for Q3 2016 and the 2016 YTD period improved primarily as a result of higher volume sales, productivity improvements, and positive price realization net of raw material movements.

Convenience.

	Increase (Decrease)
($ in millions)	Q3 2016 vs. Q3 2015	2016 YTD Period vs. 2015 YTD Period
Net sales change	$5.9	$17.3
Net sales % change	11.7%	11.5%
% change attributable to sales volume	15.9%	15.9%
% change attributable to average sales price	(4.2)%	(4.4)%
Operating income change	$2.8	$5.6
Operating margin basis points change	360	190

Sales volume. Sales volume for Q3 2016 and the 2016 YTD period increased due to higher volume across our key product categories due to new product placements and existing customers opening new locations. In addition, fiscal 2015 acquisitions increased net sales for the 2016 YTD period.

Average sales price. Average sales prices for Q3 2016 and the 2016 YTD period decreased due to strategic price and trade investments to reflect lower raw material costs.

Operating income. Operating income and operating margin for Q3 2016 and the 2016 YTD period improved, primarily as a result of higher sales volume, productivity improvements, and positive price realization net of raw material movements.

Industrial.

	Increase (Decrease)
($ in millions)	Q3 2016 vs. Q3 2015	2016 YTD Period vs. 2015 YTD Period
Net sales change	$(15.4)	(48.4)
Net sales % change	(43.5)%	(45.5)%
% change attributable to sales volume	(39.6)%	(43.7)%
% change attributable to average sales price	(3.9)%	(1.8)%
Operating income change	$1.2	0.7
Operating margin basis points change	560	190

Sales volume. Sales volume for Q3 2016 and the 2016 YTD period decreased primarily due to the elimination of sales under lower margin contracts.

Average sales price. Average sales prices for Q3 2016 and the 2016 YTD period decreased due to index pricing adjustment to reflect lower raw material costs.

Operating income. Operating income and operating margin for the 2016 YTD period increased primarily due to the elimination of lower margin contracts.

Fiscal 2015 compared to Fiscal 2014

Foodservice.

Increase (Decrease)
($ in millions)	Fiscal 2015 vs. Fiscal 2014
Net sales change	$56.5
Net sales % change	6.8%
% change attributable to sales volume	(0.7)%
% change attributable to average sales price	7.5%
Operating income change	$63.7
Operating margin basis points change	660

Sales volume. Foodservice sales volume was lower due to the absence of a 53rd week, which reduced Foodservice net sales by $16.9 million, partially offset by Foodservice sales volume attributable to acquisitions, which increased Foodservice net sales by $2.5 million. Excluding these items, changes in sales volume and business mix contributed $8.3 million to Foodservice net sales primarily due to increased volume with schools and restaurant chains, partially offset by a small decrease in volume with certain foodservice distributors.

Average sales price. Foodservice average sales prices increased due to a series of strategic pricing actions to recover higher raw material costs, which increased Foodservice net sales by $49.8 million, and the benefit of more effective trade promotion allowance management, which increased Foodservice net sales by $12.8 million.

Operating income. Foodservice operating income margin increased primarily due to more effective trade promotion allowance management and other productivity improvements and positive price realization net of raw material and other input cost movements.

Retail.

Increase (Decrease)
($ in millions)	Fiscal 2015 vs. Fiscal 2014
Net sales change	$(3.6)
Net sales % change	(0.9)%
% change attributable to sales volume	(1.8)%
% change attributable to average sales price	0.9%
Operating income change	$15.0
Operating margin basis points change	380

Sales volume. Retail sales volume was lower due to the absence of a 53rd week, which reduced Retail net sales by $7.6 million, partially offset by Retail sales volume attributable to acquisitions, which increased Retail net sales by $14.8 million. Excluding these items, changes in sales volume and business mix reduced Retail net sales by $14.4 million primarily due to a temporary decline in sales of stuffed entrées following a product recall during fiscal 2015, partially offset by increased private label sandwich volume.

Average sales price. Retail average sales prices increased due to more effective trade promotion allowance management, which increased Retail net sales by $7.0 million, partially offset by strategic price decreases, which reduced Retail net sales by $3.4 million.

Operating income. Retail operating income margin increased primarily due to more effective trade promotion allowance management and other productivity improvements and positive price realization net of raw material and other input costs movements.

Convenience.

Increase (Decrease)
($ in millions)	Fiscal 2015 vs. Fiscal 2014
Net sales change	$42.1
Net sales % change	26.4%
% change attributable to sales volume	23.9%
% change attributable to average sales price	2.5%
Operating income change	$11.6
Operating margin basis points change	340

Sales volume. Convenience sales volume was lower due to the absence of a 53rd week, which reduced Convenience net sales by $3.2 million, partially offset by Convenience sales volume attributable to acquisitions, which increased Convenience net sales by $31.4 million. Excluding these items, changes in sales volume and business mix contributed $9.9 million to Convenience net sales primarily due to higher volume across our main product categories as a result of new customers and existing customers opening new locations.

Average sales price. Convenience average sales prices increased due to a series of strategic pricing actions to recover higher raw material costs, which increased Convenience net sales by $2.6 million, and the benefit of more effective trade promotion allowance management, which increased Convenience net sales by $1.4 million.

Operating income. Convenience operating income margin increased primarily due to more effective trade promotion allowance management and other productivity improvements and positive price realization net of raw material and other input cost movements.

Industrial.

Increase (Decrease)
($ in millions)	Fiscal 2015 vs. Fiscal 2014
Net sales change	$(61.0)
Net sales % change	(32.3)%
% change attributable to sales volume	(35.4)%
% change attributable to average sales price	3.1%
Operating income change	$0.8
Operating margin basis points change	110

Sales volume. Industrial sales volume was lower due to the elimination of sales under lower margin contracts, which reduced Industrial net sales by $63.1 million, and the absence of a 53rd week, which reduced Industrial net sales by $3.7 million.

Average sales price. Industrial average sales prices increased due to index pricing increases to reflect higher raw material costs, which increased Industrial net sales by $5.8 million.

Operating income. Industrial operating income margin increased primarily due to the elimination of lower margin contracts and pricing actions to recover historical cost inflation.

Fiscal 2014 compared to Fiscal 2013

Foodservice.

Increase (Decrease)
($ in millions)	Fiscal 2014 vs. Fiscal 2013
Net sales change	$88.7
Net sales % change	12.0%
% change attributable to sales volume	7.9%
% change attributable to average sales price	4.1%
Operating income change	$13.9
Operating margin basis points change	90

Sales volume. Foodservice sales volume attributable to the addition of a 53rd week increased Foodservice net sales by $16.9 million. Excluding the impact of the additional 53rd week, changes in sales volume and business mix contributed $13.2 million to Foodservice net sales primarily due to increased sales volume with schools and restaurant chains and other foodservice distributors.

Average sales price. Foodservice average sales prices increased due to a series of strategic pricing actions to recover higher raw material costs, which increased Foodservice net sales by $54.6 million, and the benefit of more effective trade promotion allowance management, which increased Foodservice net sales by $4.0 million.

Operating income. Foodservice operating income margin increased primarily due to more effective trade promotion allowance management and other productivity improvements, partially offset by negative price realization net of raw material and other input cost movements.

Retail.

Increase (Decrease)
($ in millions)	Fiscal 2014 vs. Fiscal 2013
Net sales change	$20.6
Net sales % change	5.4%
% change attributable to sales volume	2.7%
% change attributable to average sales price	2.7%
Operating income change	$7.1
Operating margin basis points change	170

Sales volume. Retail sales volume attributable to the addition of a 53rd week increased Retail net sales by $7.6 million. Excluding the impact of the additional 53rd week, changes in sales volume and business mix contributed $2.6 million to Retail net sales primarily due to increased volume of private label sandwiches and other entrées and branded stuffed entrées, partially offset by the impact of a strategic SKU rationalization as part of the APF Way that was substantially executed during the fourth quarter of fiscal 2013.

Average sales price. Retail average sales prices increased due to a series of strategic pricing actions to recover higher raw material costs, which increased Retail net sales by $1.0 million, and the benefit of more effective trade promotion allowance management, which increased Retail net sales by $9.4 million.

Operating income. Retail operating income margin increased primarily due to SKU rationalization, more effective trade promotion allowance management and other productivity improvements, partially offset by negative price realization net of raw material and other input cost movements.

Convenience.

Increase (Decrease)
($ in millions)	Fiscal 2014 vs. Fiscal 2013
Net sales change	$21.1
Net sales % change	15.2%
% change attributable to sales volume	10.4%
% change attributable to average sales price	4.8%
Operating income change	$3.4
Operating margin basis points change	70

Sales volume. Convenience sales volume attributable to the addition of a 53rd week increased Convenience net sales by $3.2 million. Excluding the impact of the additional 53rd week, changes in sales volume and business mix contributed $11.2 million to Convenience net sales primarily due to increased volume in sandwiches and sandwich components as a result of new customers and existing customers opening new locations.

Average sales price. Convenience average sales prices increased due to a series of strategic pricing actions to recover higher raw material costs, which increased Convenience net sales by $6.3 million, and the benefit of more effective trade promotion allowance management, which increased Convenience net sales by $0.4 million.

Operating Income. Convenience operating income margin increased primarily due to more effective trade promotion allowance management and other productivity improvements, partially offset by negative price realization net of raw material and other input cost movements.

Industrial.

Increase (Decrease)
($ in millions)	Fiscal 2014 vs. Fiscal 2013
Net sales change	$(44.8)
Net sales % change	(19.2)%
% change attributable to sales volume	(25.4)%
% change attributable to average sales price	6.2%
Operating income change	$0.4
Operating margin basis points change	40

Sales volume. Industrial sales volume was lower due to the elimination of sales under lower margin contracts, which reduced Industrial net sales by $63.0 million, partially offset by Industrial sales volume attributable to the addition of a 53rd week, which increased Industrial net sales by $3.7 million.

Average sales price. Industrial average sales prices increased due to index pricing increases to reflect higher raw material costs, which increased Industrial net sales by $14.5 million.

Operating income. Industrial operating income margin increased primarily due to the elimination of sales under lower margin contracts and pricing actions to recover historical cost inflation.

Non-GAAP Financial Measures

The following table presents our Adjusted Net Income, Adjusted Diluted Net Income Per Share and Adjusted EBITDA for the periods indicated:

(in millions)	2016 YTD Period	2015 YTD Period	Fiscal 2015	Fiscal 2014	Fiscal 2013
Adjusted Net Income	$82.5	$51.6	$66.8	$(4.3)	$(7.3)
Adjusted Diluted Net Income Per Share	$1.17	$0.77	$1.01	$(0.07)	$(0.12)
Adjusted EBITDA	$219.0	$191.3	$260.2	$170.5	$163.3

Adjusted Net Income, Adjusted Diluted Net Income Per Share and Adjusted EBITDA are non-GAAP financial measures. See “Prospectus Summary—Summary Historical Consolidated Financial Data” for additional information including reconciliations to the most directly comparable GAAP measure.

Quarterly Results and Seasonality

Our quarterly operating results are affected by seasonal fluctuations in our net sales and operating income. Sales to schools accounted for 16.7% of our consolidated net sales and 30.7% of our Foodservice segment net sales in the 2016 YTD period. Because schools comprise a significant portion (approximately 20%) of our customer base, sales of our products tend to be lower during the summer months and rise significantly during the autumn “back to school” period. In addition, seasonal fluctuations in the demand for beef and other proteins tend to cause seasonal variations in raw material costs, which tend to rise in the winter and spring and decline during the summer months. The seasonality factors can cause our operating results and use of cash for working capital requirements to fluctuate during the fiscal year, with our working capital balances typically rising in the first three quarters of the year.

The following table sets forth unaudited financial information for each completed fiscal quarter during fiscal 2016, fiscal 2015 and fiscal 2014. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair statement of the information shown. This information should be read in conjunction with our consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

	Fiscal Quarter Ended
(in millions)	Oct. 1, 2016 13 Weeks	July 2, 2016 13 Weeks	April 2, 2016 13 Weeks	Jan. 2, 2016 13 Weeks	Oct. 3, 2015 13 Weeks	Jul. 4, 2015 13 Weeks	Apr. 4, 2015 13 Weeks	Jan. 3, 2015 14 Weeks	Sep. 27, 2014 13 Weeks	Jun. 28, 2014 13 Weeks	Mar. 29, 2014 13 Weeks
Net sales	$393.7	$370.7	$394.5	$386.0	$407.2	$391.9	$426.5	$440.1	$406.3	$356.2	$375.0
Gross profit	105.4	100.9	100.2	95.7	87.8	83.8	87.1	67.9	63.7	59.1	58.5
Net income (loss)	22.4	64.1	16.6	11.7	12.6	2.3	10.5	(7.1)	(4.2)	(13.5)	(13.1)
Adjusted Net Income	34.8	24.7	23.0	15.2	22.2	11.5	17.9	5.2	3.7	(4.3)	(8.9)
Adjusted Diluted Net Income Per Share	0.46	0.37	0.34	0.23	0.33	0.17	0.27	0.08	0.06	(0.07)	(0.14)
Adjusted EBITDA	$79.0	$71.2	68.8	68.9	68.4	61.2	61.7	51.3	45.2	39.4	34.6

The following table shows the reconciliation of Adjusted Net Income and Adjusted Diluted Net Income Per Share from the most directly comparable GAAP measure, net income (loss):

	Fiscal Quarter Ended
(in millions)	Oct. 1, 2016 (13 Weeks)	July 2, 2016 (13 Weeks)	April 2, 2016 (13 Weeks)	Jan. 2, 2016 (13 Weeks)	Oct. 3, 2015 (13 Weeks)	Jul. 4, 2015 (13 Weeks)	Apr. 4, 2015 (13 Weeks)	Jan. 3, 2015 (14 Weeks)	Sep. 27, 2014 (13 Weeks)	Jun. 28, 2014 (13 Weeks)	Mar. 29, 2014 (13 Weeks)
Net income (loss)	$22.4	$64.1	$16.6	$11.7	$12.6	$2.3	$10.5	$(7.1)	$(4.2)	$(13.5)	$(13.1)
Reversal of deferred tax asset valuation allowance(a)	(1.7)	(56.5)	—	—	—	—	—	—	—	—	—
Charges related to refinancing of credit facilities(b)	3.8	15.3	—	—	—	—	—	—	—	—	—
Restructuring expenses(c)	—	0.1	—	1.0	1.8	1.1	0.9	2.1	1.4	2.4	1.4
Sponsor fees and expenses(d)	9.2	0.8	4.2	0.8	1.6	4.2	5.2	3.6	4.3	5.7	2.4
Merger and acquisition expenses and public filing expenses(e)	0.9	1.4	1.9	1.2	0.6	3.8	0.7	0.7	—	—	—
Other(f)	0.2	(0.5)	0.4	0.6	5.5	0.3	0.5	5.9	2.2	1.1	0.5

Adjusted net income(g)	$34.8	$24.7	$23.0	$15.2	$22.2	$11.5	$17.9	$5.2	$3.7	$(4.3)	$(8.9)
Adjusted diluted net income per share	$0.46	$0.37	$0.34	$0.23	$0.33	$0.17	$0.27	$0.08	$0.06	$(0.07)	$(0.14)

(a)	Represents reversal of a portion of existing valuation allowances on net operating loss and other deferred tax benefits.
(b)	Represents (1) charges related to refinancing of our credit facilities in June 2016, including write-off of deferred loan fees and original issue discounts, payments of debt issuance costs and prepayment penalties, and (2) write-offs of deferred loan fees and original issue discounts in connection with the partial prepayment of our first lien term loan in July 2016.
(c)	Represents costs associated with reorganization and restructuring activities, business acquisitions, integration of acquired businesses and the implementation of the APF Way. Restructuring expenses primarily relate to costs associated with the restructure of the management team and consolidation of business unit operations in fiscal 2014.
(d)	Represents quarterly management fees and expense reimbursements paid to affiliates of Oaktree and certain of our other pre-initial public offering stockholders.
(e)	Represents merger and acquisition expenses related to the acquisitions of Landshire and Better Bakery, and costs associated with other unconsummated transactions during fiscal 2015 and fiscal 2014.
(f)	Primarily represents product recall costs and the impact on our cost of goods sold associated with the sale of inventories that had been written up to fair values in excess of historical cost in connection with acquisition purchase accounting.
(g)	For the fiscal years 2013-2015, the estimated tax effects of the adjustments marked (b) and (f) above were determined to be insignificant, based on a comparison of the expected tax liability with and without such adjustments. This is due to a full valuation allowance in all jurisdictions at the time of the adjustment. For fiscal 2016 YTD period, the estimated tax effect of the adjustments was insignificant as the release of the valuation allowance resulted in no change to Adjusted Net Income with or without these adjustments. If not for the valuation allowance, these adjustments would be tax effected at the approximate blended tax rate of 39%.

The following table shows the reconciliation of Adjusted EBITDA from the most directly comparable GAAP measure, net income (loss):

	Fiscal Quarter Ended
(in millions)	Oct. 1, 2016 (13 Weeks)	July 2, 2016 (13 Weeks)	April 2, 2016 (13 Weeks)	Jan. 2, 2016 (13 Weeks)	Oct. 3, 2015 (13 Weeks)	Jul. 4, 2015 (13 Weeks)	Apr. 4, 2015 (13 Weeks)	Jan. 3, 2015 (14 Weeks)	Sep. 27, 2014 (13 Weeks)	Jun. 28, 2014 (13 Weeks)	Mar. 29, 2014 (13 Weeks)
Net income (loss)	$22.4	$64.1	$16.6	$11.7	$12.6	$2.3	$10.5	$(7.1)	$(4.2)	$(13.5)	$(13.1)
Interest expense	18.7	38.0	25.8	25.7	25.9	26.2	26.5	27.9	25.9	26.0	25.8
Provision for income taxes	(1.8)	(57.8)	1.4	2.9	3.0	0.5	2.5	1.5	1.0	3.0	2.9
Depreciation and amortization expense	16.2	16.0	15.8	16.5	15.9	16.3	14.2	15.4	14.2	14.2	14.2

EBITDA	$55.5	$60.3	$59.6	$56.8	$57.4	$45.3	$53.7	$37.7	$36.9	$29.7	$29.8

Restructuring expenses(a)	—	0.1	—	1.0	1.8	1.0	0.9	2.1	1.4	2.4	1.4
Non-cash stock based compensation expense(b)	13.3	9.1	2.7	8.5	1.5	6.6	0.6	1.3	0.4	0.5	0.5
Sponsor fees and expenses(c)	9.2	0.8	4.2	0.8	1.6	4.2	5.3	3.6	4.3	5.7	2.4
Merger and acquisition expenses and public filing expenses(d)	0.9	1.4	1.9	1.2	0.6	3.8	0.7	0.7	—	—	—
Product recalls(e)	—	—	0.0	0.7	3.7	—	—	(0.6)	0.1	0.4	0.1
Inventory step-up amortization(f)	—	—	—	—	0.5	0.4	0.4	—	—	—	—
Fair value adjustment to USDA commodity liability(g)	—	(0.6)	—	—	0.4	(0.5)	—	6.0	1.2	—	—
Other	0.2	0.1	0.4	(0.1)	0.9	0.4	0.1	0.5	0.9	0.7	0.4

Adjusted EBITDA	$79.0	$71.2	$68.8	$68.9	$68.4	$61.2	$61.7	$51.3	$45.2	$39.4	$34.6

(a)	Represents costs associated with reorganization and restructuring activities, business acquisitions, integration of acquired businesses and implementation of the APF Way. Restructuring expenses primarily relate to costs associated with the restructure of the management team and consolidation of business unit operations in fiscal 2014.
(b)	Represents employee stock grants and other stock-based compensation over the vesting period, based on the fair value of the award on the date of the grant or any subsequent modification date.
(c)	Represents quarterly management fees and expense reimbursements paid to affiliates of Oaktree and certain of our other pre-initial public offering stockholders.
(d)	Represents merger and acquisition expenses related to the acquisitions of Landshire and Better Bakery, and costs associated with other unconsummated transactions during fiscal 2015 and fiscal 2014.
(e)	Represents costs associated with two product recalls, net of related reimbursements.
(f)	Represents the impact on our cost of goods sold associated with the sale of inventories that had been written up to fair values in excess of historical cost in connection with acquisition purchase accounting.
(g)	Represents valuation adjustments associated with the change in the USDA stipulated value of commodity proteins pursuant to the USDA Commodity Reprocessing Program. We carry our net liability at a value equal to the USDA stipulated value which is updated annually.

Liquidity and Capital Resources

Overview

We have historically financed our liquidity requirements through internally generated funds, borrowings under our ABL facility and the issuance of other indebtedness.

We paid a regular quarterly cash dividend of $0.14 per share on September 28, 2016 and December 6, 2016. In addition, on December 16, 2016, we announced that our board of directors intends to increase the regular quarterly dividend from $0.14 per share to $0.16 per share, an increase of approximately 14.3%. We expect to pay a regular quarterly cash dividend of $0.16 per share beginning in the first quarter of fiscal 2017, subject to declaration by our board of directors.

We also expect to make the first payment under our income tax receivable agreement during the fourth quarter of fiscal 2017. The timing and amount of payments under our income tax receivable agreement will depend on our pre-tax income. However, we estimate that the payment in the fourth quarter of 2017 will be approximately $26.7 million plus interest at LIBOR plus 2% for the period April 15, 2017 through the date of payment. We expect to pay approximately half of the estimated value of the income tax receivable agreement payments in the first four years (2017-2020) and the balance between 2021 and 2055.

As of October 1, 2016, after giving effect to the issuance of the notes and the use of proceeds therefrom, we would have had $1.1 billion aggregate principal amount of indebtedness outstanding and $130.2 million of additional borrowings available under our ABL facility after giving effect to $5.3 million of outstanding letters of credit. As a result of the voluntary prepayment of $205.0 million of our first lien term loan with a portion of the proceeds of our initial public offering, and after giving effect to the issuance of the notes and the use of proceeds therefrom, the only required future payment under our first lien term loan is a single payment of $695.0 million at maturity, which is currently June 2, 2023.

For a detailed description of our credit facilities and the indenture governing the notes, see “Description of Certain Indebtedness.” Our credit facilities and the indenture governing the notes contain a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. The restrictions these covenants place on us include limitations on our ability to incur additional indebtedness or issue preferred stock, pay dividends or make distributions on our capital stock or repurchase our capital stock or to make other restricted payments, make certain investments, create liens on our assets, enter into transactions with affiliates, transfer and sell assets, merge, consolidate or sell all or substantially all of our assets, and create restrictions on dividends or other payments by our restricted subsidiaries. In addition, the credit facilities require mandatory prepayment of amounts equal to Excess Cash Flow (as defined in the credit agreements for our credit facilities). In fiscal 2015, a mandatory prepayment related to Excess Cash Flow of approximately $13.4 million was determined under our prior first lien term loan and this payment was made on April 6, 2016. However, certain debt holders exercised their option to reject the prepayment and $2.8 million of the payment was returned to us.

Our principal sources of funds following this offering are anticipated to be cash flows from operating activities and available borrowings under our ABL facility. We believe that we will generate cash flows from operating activities and have available borrowings under our ABL facility to provide us with sufficient liquidity and capital resources for us to meet our current and future financial obligations, including our scheduled principal and interest payments, as well as to provide funds for working capital, capital expenditures, anticipated dividends and other anticipated needs for at least the next twelve months. We may also decide to access the debt and equity markets to fund large acquisitions or pursue large capital expenditure projects not currently contemplated or to reduce our cost of capital. Further, depending on market conditions, we may from time to time issue new debt in private or public offerings in order to refinance or prepay amounts outstanding under our first lien term loan, which could occur in the near term to take advantage of the current low interest rate environment.

Our cash flows are as follows:

(in millions)	2016 YTD Period	2015 YTD Period	Fiscal 2015	Fiscal 2014	Fiscal 2013
Cash flows provided by (used in):
Operating activities	$118.1	$88.7	$157.2	$22.9	$34.4
Investing activities	(26.5)	(102.0)	(108.3)	(20.9)	(11.8)
Financing activities	19.8	15.2	(44.5)	(2.1)	(22.5)

Cash Flows for 2016 YTD Period compared to 2015 YTD Period

Operating Activities. Cash provided by operating activities increased by $29.4 million for the 2016 YTD period compared to the 2015 YTD period primarily due to an increase in net income, adjusted by certain non-cash expenses, including depreciation and amortization, stock compensation and amortization and write-off of deferred loan fees, as well as changes in working capital, offset by the payment of certain fees related to the refinancing of our term loan. As we increased our focus on working capital management, we had lower working capital requirements due to faster collections of accounts receivable, extended payment terms with suppliers and reduced inventory costs as a result of lower raw material costs.

Investing Activities. Cash used in investing activities for the 2016 YTD period decreased by $75.5 million compared to the 2015 YTD period. For the 2016 YTD period, our capital expenditures for property, plant and equipment were $26.5 million compared to $29.6 million for the 2015 YTD period. For the 2015 YTD period, cash used in investing activities also included cash used in acquisitions of $72.5 million.

Financing Activities. Cash provided by financing activities for the 2016 YTD period increased by $4.6 million compared to the 2015 YTD period primarily due to proceeds of $216.4 million from the IPO, partially offset by repayments (net of proceeds) of $176.3 million on term loans and other long term liabilities (including debt issuance costs), a $25.8 million reduction in borrowings under our ABL facility and an $11.0 million dividend payment in Q3 2016.

Cash Flows for Fiscal 2015 compared to Fiscal 2014

Operating Activities. Cash flows provided by operating activities for fiscal 2015 increased $134.3 million compared to fiscal 2014. The increase in cash flows provided by operating activities was primarily due to a $75.0 million increase in net income and a $39.4 million increase in cash from changes in working capital. As we increased our focus on working capital management as part of the implementation of the APF Way, we had lower working capital requirements due to faster collections of accounts receivable, extended payment terms with suppliers and reduced inventory costs as a result of lower raw material costs.

Investing Activities. Cash used in investing activities for fiscal 2015 increased by $87.4 million compared to fiscal 2014 primarily due to $72.5 million of cash used for acquisitions. In addition, our capital expenditures increased by $14.9 million, of which $10.2 million was for building improvements and equipment associated with integration of acquired businesses.

Financing Activities. Cash used in financing activities for fiscal 2015 increased by $42.4 million compared to fiscal 2014 primarily due to a $43.2 million reduction in borrowings under our ABL facility and a $2.0 million increase in amounts spent on share repurchases and loans to employees for income tax elections. This increase was partially offset by a $2.8 million decrease in long-term debt repayments driven by the timing of scheduled amortization payments in fiscal 2015 versus fiscal 2014.

Cash Flows for Fiscal 2014 compared to Fiscal 2013

Operating Activities. Cash flows provided by operating activities for fiscal 2014 decreased $11.5 million compared to fiscal 2013 primarily due to a $26.2 million increase in cash used by working capital. We had higher working capital requirements primarily due to increased raw material costs, which increased our inventory and accounts receivables. This was partially offset by a $19.1 million decrease in net loss, which included a $5.5 million non-cash impairment charge for a trade name for which we re-evaluated the expected useful life in fiscal 2013.

Investing Activities. Cash used in investing activities for fiscal 2014 increased by $9.1 million compared to fiscal 2013 primarily due to the fact that we did not have any asset sales in fiscal 2014. In fiscal 2013, we received $7.7 million of cash proceeds from the sale of property, plant and equipment primarily related to the sale of our Orange City, Iowa production facility. In addition, our capital expenditures increased by $1.5 million.

Financing Activities. Cash used in financing activities for fiscal 2014 decreased by $20.4 million compared to fiscal 2013. The decrease in cash used in financing activities was primarily due to a $23.4 million increase in borrowings under our ABL facility and a $2.3 million decrease in amounts spent on share repurchases and loans to employees for personal income tax elections related to stock-based compensation. This decrease was partially offset by a $4.8 million increase in long-term debt principal payments. In fiscal 2013, we also received $1.0 million in cash proceeds from the sale of stock to a senior executive.

Contractual Obligations

We have obligations to make future payments for goods and services under certain contractual arrangements. These contractual obligations secure the future rights to various assets and services to be used in the normal course of our operations. In accordance with applicable accounting rules, the future rights and obligations pertaining to firm commitments, such as operating lease obligations, are not reflected as assets or liabilities in the accompanying consolidated balance sheet. The long-term debt obligations are our principal payments on cash debt service obligations. Operating lease obligations are the future minimum rental payments required under the operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of October 1, 2016.

The following table summarizes these long term debt and operating lease contractual obligations as of October 1, 2016, and the estimated timing and effect that such obligations are expected to have on our liquidity and cash flows in future periods (in millions)(1):

	Total	2016	2017	2018	2019	2020	2021	Thereafter
Long term debt obligations(2)	$1,095.0	$—	$—	$—	$—	$—	$—	$1,095.0
Capital lease obligations(3)	41.3	0.7	2.6	2.4	2.4	2.4	2.4	28.4
Operating lease obligations	9.6	0.8	3.3	2.1	1.1	0.6	0.5	1.3
Interest payments related to long term debt(4)	332.2	12.5	49.8	49.8	49.8	49.8	49.8	70.6
Earn-out consideration	9.8	—	6.6	3.2	—	—	—	—
Liabilities under our income tax receivable agreement	254.2	—	26.7	60.3	19.1	18.1	17.9	112.1

Total contractual cash obligations	$1,742.1	$14.0	$89.0	$117.8	$72.4	$70.9	$70.6	$1,307.4

(1)	This table does not give effect to the issuance of the notes and the use of proceeds therefrom as described under “Summary—Recent Developments—Notes Offering” or the repricing of our first lien term loan as described under “Summary—Recent Developments—Repricing of Our First Lien Term Loan.”
(2)	Represents amounts due on our first lien term loan.
(3)	Includes the interest component of capital leases.
(4)	Represents interest payments on our first lien term loan.

Off-Balance Sheet Arrangements

As of October 1, 2016, we did not have any off-balance sheet obligations.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires the appropriate application of certain accounting policies, many of which require us to make estimates, judgments and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Since future events and the impact of those events cannot be determined with certainty, the actual results will inevitably differ from our estimates. These differences could be material to the financial statements.

We believe our application of accounting policies, and the estimates and assumptions inherently required therein, are reasonable. These accounting policies and estimates are constantly reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, our application of accounting policies has been appropriate, and actual results have not differed materially from those determined using necessary estimates.

The following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition. We record revenue from sales of food products at the time title transfers. Standard shipping terms for domestic customers are freight on board (“FOB”) destination. Based on these terms, title passes at the time the product is delivered to the customer. For the majority of our Canadian customers, shipping terms are FOB shipping point. Based on these terms, title passes at the time the product departs from our plant or warehouse. Revenue is recognized as the net amount to be received by us after deductions for estimated discounts, product returns, and other allowances. These estimates, for which the estimation methodology has been consistently applied during the periods presented, are based on historical trends and expected future payments. See also “—Promotions” below.

The discount, product return and other allowance rates for the 2016 YTD period, fiscal 2015, fiscal 2014 and fiscal 2013 were 11.3%, 11.5%, 9.9% and 9.8%, respectively. Excluding discounts related to annual school bid fixed prices, the discount, product return and other allowance rates for the 2016 YTD period, fiscal 2015, fiscal 2014, fiscal 2013 were 7.9%, 8.1%, 7.7% and 8.1%, respectively.

Goodwill and Other Intangibles. Other intangibles include recipes, customer relationships, non-competition agreements, licensing agreements, water and sewer usage permits and certain trade names and trademarks. Assets acquired and liabilities assumed in connection with business combinations are recorded in accordance with ASC 805, “Accounting for Business Combinations.” Where amounts are recorded on a provisional basis we consider the need for measurement period adjustments based upon additional information through the end of the measurement period, not to exceed one year. In accordance with ASC 350, “Intangibles—Goodwill and Other,” we are required to test recorded goodwill and intangibles with indefinite lives for impairment at least annually. We test annually for impairment at the end of the third quarter; however, these tests are performed more frequently when events or changes in circumstances indicate the carrying amount may not be recoverable. Indicators of impairment are reviewed on a quarterly basis to determine if an impairment test is deemed necessary.

Goodwill is tested annually for impairment using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair values of our reporting units to their respective carrying values. If the fair value exceeds the carrying value, the second step is not necessary. However, if the carrying amount of a reporting unit exceeds its implied fair value, the second step is performed to determine the amount, if any, of impairment loss to recognize. The second step compares the implied fair value of goodwill to its carrying value. If the carrying amount of goodwill exceeds its fair value, an impairment loss is recognized in the amount equal to the excess. Our annual goodwill impairment analyses, which were completed as of October 1, 2016, October 3, 2015, September 27, 2014, and September 28, 2013 did not result in any impairment charges.

Indefinite lived intangible assets other than goodwill are evaluated annually, or more frequently when events or changes in circumstances indicate the carrying amount may not be recoverable, for impairment. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The fair values of trademarks and trade names are determined using a royalty rate method based on expected revenues by trademark or trade name. Our annual evaluations of indefinite-lived intangibles did not indicate impairment in the 2016 YTD period, fiscal 2015, fiscal 2014 or fiscal 2013, except as noted below.

During the third quarter of fiscal 2013, the remaining useful life of one of our trade names was evaluated to determine whether events and circumstances continue to support an indefinite useful life. It was determined that an indefinite life was no longer appropriate. This conclusion was based on our expectations of the trade name’s contributions to our future cash flows considering factors such as current long-term market outlook, plans for ongoing trade name support and promotion, and strength of the trade name. We expect the remaining useful life of this trade name to be fifteen years. Accordingly, we began amortizing this trade name beginning in September 2013. The change from an indefinite life to a fifteen-year useful life constituted a triggering event under ASC 350. We tested this trade name for impairment as of September 2013 based on financial forecasts and the expected useful life of fifteen years. Per the results of this valuation analysis, the carrying value of the trade name exceeded its fair value by $5.5 million and accordingly, we recorded this amount as “Impairment charges.”

No indicators of impairment were noted from the date of the tests to the respective fiscal year-ends that would have required management to test goodwill and indefinite lived intangible assets for impairment again.

In addition, all other intangible assets with finite lives are reviewed for impairment in accordance with ASC 360. Our amortizable intangible assets are amortized using straight line and accelerated amortization methods in order to allocate expected benefits derived from the assets over the estimated useful lives of such assets. During the 2016 YTD period, fiscal 2015, fiscal 2014 and fiscal 2013, we noted no changes in circumstances that would have indicated that carrying amounts of amortizable assets may not be recoverable. Accordingly, no impairment was recorded during the respective periods.

In determining the fair value of our goodwill and other intangibles, we use certain assumptions and judgments in forecasting volume growth, sales, operating income, capital investments and discount rates based on economic projections, market influences, internal budgets and strategic plans and projected future cash flows. These assumptions and judgments inherently contain risk. We have not made any material changes in the accounting methodology used to evaluate the impairment of goodwill and other intangibles during the last three fiscal years. We do not believe there is a reasonable likelihood there will be a material change in the estimates or assumptions used to calculate impairments of goodwill and other Intangibles. If actual results are not consistent with our estimates or assumptions, we may be exposed to impairment losses that could be material.

Promotions. Promotions are an important component of the sales and marketing of our products. We have two categories of promotions: (1) trade promotions reported as a part of net sales and (2) marketing and advertising costs reported as a part of selling, general and administrative expenses.

Foodservice and Convenience trade promotions are incurred to encourage distributors to stock and promote our products and to encourage operators, such as restaurants, hospitals and convenience stores, to purchase and promote our products with consumers. Foodservice trade promotions also include discounts related to our annual school bid fixed price business. Retail trade promotions are incurred to encourage retailers, such as grocery stores, mass merchandisers and club stores, to offer temporary price reductions for the sales of our products to consumers, to obtain favorable display positions in their stores and to obtain shelf space. Trade promotions are both variable in nature, tied to product purchases or promotion performance and fixed in nature, tied to customer development, product placement and growth programs.

Foodservice and Convenience distributor trade promotion costs are readily estimable and highly correlated to the direct shipments of products and contractual promotion dollars by customer. Trade promotion costs related to our school bid fixed price business is readily estimable and highly correlated to the direct shipment of specific products. Operator trade promotion cost estimates are based on a combination of the allowances earned on direct shipment of proprietary products, contractual promotion dollars and historical performance by customer. Retail trade promotion costs are based on contractual promotion dollars related to fixed fees and estimated performance based on historical experience with similar promotional programs by product and customer. Trade promotion costs are charged in the period in which product was shipped and if applicable, the period when the program occurred.

Our Foodservice, Convenience and Retail segments incur marketing and advertising costs related to customer and consumer programs to promote products. These programs include advertising, point of sale materials, in-store display incentives, trade shows, coupons and other programs. 90% of the marketing and advertising costs are related to our Retail segment. All marketing and advertising costs are based on estimated performance, contractual promotion dollars and experience with similar promotional programs. Marketing and advertising costs are charged in the period incurred.

We have not made any material changes in the accounting methodology used to establish our promotion accruals during the past three fiscal years. We do not believe there is a reasonable likelihood there will be a material change in the estimates or assumptions used to calculate our promotion accruals. Trade promotions reported as a part of net sales that are subject to estimation represented 12.4%, 12.0%, 10.5% and 10.1%, respectively, of net sales for the 2016 YTD period, fiscal 2015, fiscal 2014 and fiscal 2013. If actual results are not consistent with our estimates or assumptions, we may be exposed to gains or losses that could be material. A 10% change in our trade promotion accruals and marketing accruals at October 1, 2016 would impact pretax earnings by approximately $3.6 million and less than $1.0 million, respectively.

USDA Commodity Program. Under the provisions of the USDA Commodity Program, we receive government donated raw materials and process them into finished food products for sale to schools. The USDA Commodity Program provides that, among other things, we bear the risk of loss, spoilage or obsolescence associated with donated food materials and finished goods produced using donated food. Obligations under the USDA Commodity Reprocessing Program and the related inventory are recorded at the USDA stipulated value of the donated commodity raw materials at the date we take possession of the raw materials. Upon delivery of finished product to qualifying school customers, the inventory and associated liability are reduced and netted. As a result, revenues and cost of goods sold related to sales under the USDA Commodity Program are recorded exclusive of the value of the donated raw materials.

We rely on accurate and timely communication of product shipments from our distributors to qualifying school customers. If the information is inaccurate or untimely, we may temporarily over or understate our USDA Commodity inventory and liability.

We have not made any material changes in the accounting methodology used to record our USDA Commodity inventory and liability during the past three fiscal years. We do not believe there is a reasonable likelihood there will be a material change in the estimates or assumptions used to record our USDA Commodity inventory and liability. If actual results are not consistent with our estimates or assumptions, we may be have a misstatement between our USDA Commodity inventory and liability accounts, however, the impact to the earnings would be immaterial.

Self-insurance. We are self-insured for certain employee medical benefits and workers’ compensation benefits. We maintain stop-loss coverage in order to limit our exposure to any significant level of employee medical and workers’ compensation claims. Self-insurance expenses are accrued based on estimates of the aggregate liability for uninsured claims incurred using historical claims experience, and the estimation methodology has been consistently applied during the periods presented.

We do not believe there is a reasonable likelihood there will be a material change in the estimates or assumptions used to calculate our self-insurance liability. If actual results are not consistent with our estimates or assumptions, we may be exposed to gains or losses that could be material. A 10% increase in the actuarial estimate at January 2, 2016 would result in an increase in our self-insurance liability of less than $1.0 million.

Income Tax Receivable Agreement. Our income tax receivable agreement requires us to pay our pre-initial public offering stockholders 85% of any realized tax savings, in United States federal, state, local and foreign income tax that we and our subsidiaries actually realize (or are deemed to realize) as a result of the utilization of our and our subsidiaries’ tax attributes that originated during the pre-initial public offering period. The liability of $254.2 million that was recorded during Q3 2016 was determined by comparing our expected tax liability if the pre-initial public offering tax attributes are utilized with the expected tax liability if those pre-initial public offering tax attributes are not utilized. The estimate of this liability required considerable judgment, is sensitive to changes in estimates and was based on the tax attributes available after our 2015 tax return and tax attributes generated between January 2, 2016 and July 19, 2016 along with projections of pretax income. Certain assumptions were made regarding the projected use of the tax attributes. Among the assumptions that we made were some relating to the dates that certain assets would be placed into service, expected elections for bonus depreciation, the projected uses of federal and state NOLs, assumptions regarding the generation of the AMT credit, the Section 199 deduction and an assumption that our initial public offering did not trigger an ownership change. The use of different assumptions and/or estimates may have a material effect on the estimated liability. The liability, timing and/or payments of amounts due under our income tax receivable agreement will vary depending on a number of factors, including the amount and timing of pre-tax income that we generate and the applicable tax rates. Payments under our income tax receivable agreement will continue until all pre-initial public offering tax attributes are utilized or expired unless we exercise our right to terminate the agreement earlier or if termination is triggered as would occur if there were to be a change of control, as defined in our income tax receivable agreement. In the case of a change of control, we would be required to make a lump sum payment equal to the present value of expected future payments, which would be based on certain assumptions. In certain other cases, such as the sale of any of our subsidiaries in a transaction that is not a change of control, we would be required to make a lump sum payment equal to the present value of future payments under our income tax receivable agreement attributable to that subsidiary. Any changes to the liability due to early termination would be recorded in additional paid in capital. On the date that we recorded the liability, we simultaneously recorded a reduction of additional paid in capital since this represented a transaction with shareholders at that time.

We will review this liability annually after the filing of our tax returns and record any increases or decreases that are due to new or changed circumstances to earnings. However, if new information is known during interim periods that would materially affect the recorded amount, we will adjust the liability during any such interim period.

Income Taxes. The provision for income taxes is determined using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. We record a valuation allowance to reduce our deferred tax assets to an amount that is more likely than not to be realized. We follow accounting guidance related to accounting for uncertainty in income taxes to record uncertainties and judgments in the application of complex tax regulations. We released $56.5 million of the valuation allowance on a discrete basis during the second quarter of fiscal year 2016, and during Q3 2016, released an additional $1.7 million. The tax benefit associated with the remaining valuation allowance, along with a similar amount of tax expense connected to the reduction in the NOL deferred tax asset, is expected to be released to income as profits are earned during the remainder of the year. Net deferred tax assets and federal income tax expense in future years can be significantly affected by changes in enacted tax laws and rates or by unexpected adverse events that could impact management’s conclusions regarding the ultimate realizability of deferred tax assets.

Stock-Based Compensation. We account for restricted stock awards, restricted stock units and stock options granted to employees and directors using a fair-value based method, under which we measure the cost of services received in exchange for such awards on the grant-date fair value of the award and recognize the cost of the services over the vesting periods of the awards. Prior to August 26, 2016, our stock awards consisted only of restricted stock. However, on August 26, 2016, we awarded certain employees and directors 240,843 restricted stock units. On the same date, we also awarded options to certain employees to acquire 648,301 shares of our common stock. The grant-date fair value of our restricted stock was determined to be $25.69 per unit, based on the price of our common stock on the date of grant. The fair value of the stock option award was determined to be $4.74 per unit, determined using the Black Scholes option pricing model. In selecting the peer group for this purpose, we chose companies that offer branded and private label brands in our industry and that are similar in size to us. We chose to use volatility based on a peer group of companies instead of volatility based on our historical stock price since we had insufficient trading history that we could utilize to come up with expected volatility based on our historical stock price.

Prior to July 20, 2016, our restricted stock awards were classified as liabilities up until six months from the vesting date since up until that date the holders were deemed to not fully bear the risks and rewards of ownership. Six months after the vest date was deemed to be a sufficient period of time for the holders to begin to bear the risks and rewards of ownership, at which point, the award was reclassified from liabilities to equity. Under the liability method, our restricted stock awards were re-measured periodically, the liability adjusted and additional compensation expense recognized. In connection with the our initial public offering, the liability award was converted to an equity award and accordingly, was reclassified from liabilities to equity. As an equity award, the fair value of our restricted stock award will no longer be re-measured periodically.

Since there was no active market for our common stock prior to our initial public offering, the fair value of our restricted stock awards were estimated using a market-comparable approach based on an estimate of our enterprise value, subtracting our debt net of cash, and applying an applicable non-marketability discount considering restrictions on transferability and estimated time to a liquidity event.

We calculated our enterprise value by applying market benchmark multiples to our Adjusted EBITDA for the trailing twelve months as of the end of the most recent applicable quarter. Annually, in addition to our market approach to calculating fair value discussed above, we performed an income approach in the form of a discounted cash flow model. The results of our valuation analyses under the market and income approaches were compared for reasonableness. The dates of our valuations did not always coincide with the dates of restricted stock grants. In such instances, our estimates were based on the most recent valuation of such restricted stock and our assessment of additional objective and subjective factors that we believed to be relevant as of the grant dates.

Under the previous liability approach to accounting for our restricted stock, we estimated the fair value of our restricted stock at various dates, considered the most recent valuations of our common stock and assessed additional objective and subjective factors that we believed were relevant, including:

•	our stage of development and execution of our business strategy;

•	external market conditions affecting the food industry, and trends within the food industry;

•	our financial position, including our debt obligations outstanding, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock at that time;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of all or substantially all of our business, in light of prevailing market conditions;

•	prices paid in redemption of our restricted stock;

•	analysis of comparable valuations of similar companies in the food industry; and

•	historical and projected enterprise values and trading multiples of guideline public companies.

Significant judgments and estimates were inherent in those valuations, such as assumptions regarding our future operating performance and the time to complete a liquidity event for restricted stockholders. If we had made different assumptions, our stock-based compensation expense, net income and net income per share could have been different.

Between the beginning of fiscal 2015 and October 1, 2016, we granted restricted shares with weighted average fair values per share as follows:

Grants Made During Quarter Ended	Number of Restricted Shares Granted	Weighted Average Fair Value of Common Stock per Share on Date of Grant
April 4, 2015	209,584	$1.52
July 4, 2015	76,436	1.52
October 3, 2015	197,256	5.58
January 2, 2016	295,878	5.58
April 2, 2016	130,682	10.24
July 2, 2016	93,696	11.25

As indicated above, while the restricted stock award was a liability award, the fair value was re-measured periodically. Due to improvements in our operating results in fiscal 2015 which continued into fiscal 2016, the valuations usually resulted in increases to the fair value of the award, which resulted in corresponding increases to compensation expense. The most recent valuation performed while the award was classified as a liability award was as of July 2, 2016. At that date, the fair value of our restricted shares was determined to be $17.65 per share compared with $10.24 per share at April 2, 2016 and $5.58 per share as of January 2, 2016, resulting in an increase to the carrying value of the liability award at July 2, 2016 and associated compensation expense for the first half of fiscal year 2016. The valuation performed as of July 2, 2016 was based on a formal valuation driven by an increase in Adjusted EBITDA for the trailing twelve months ended July 2, 2016 to $277.3 million, an increase in the market benchmark multiples applied to Adjusted EBITDA, a reduction in debt, net of cash, to $1.26 billion and a 5% reduction in the non-marketability discount applied to the value determined considering the preceding factors, which had the effect of increasing the fair value of our restricted stock by 5.0% compared to April 2, 2016. We increased the market benchmark multiples and reduced the non-marketability discount based on conversations with our principal stockholders, recent valuation developments for comparable companies, and the increasing likelihood of strategic sale alternatives or other liquidity event, including our initial public offering.

The improvement in our operating results was principally the result of strategic pricing and operational productivity cost savings initiatives, which are expected to continue to benefit future results. In addition, two strategic acquisitions that we integrated into our business by mid fiscal 2015 made a significant incremental contribution to our operating results. The purchase prices of these acquisitions were funded from cash flows from operating activities, resulting in no increase in debt. Our operating cash flows were further enhanced by improved working capital management. As such, we were able to significantly reduce our outstanding debt primarily during the last two months of fiscal 2015.

Recent Accounting Pronouncements

Pronouncements we adopted

In November 2015, the FASB issued ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes.” The new guidance eliminates the requirement to separate deferred income tax liabilities and assets into current and non-current amounts. The amendments will require that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position. The updated guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within those annual periods. Early adoption is permitted, and the amendments may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. We adopted the guidance retrospectively in fiscal 2015 in order to simplify the classification of deferred taxes into non-current amounts. At January 3, 2015, we had a current deferred tax liability of $0.2 million that was reclassified as non-current. At December 28, 2013, we had a current deferred tax asset of $0.6 million that was reclassified as non-current.

In September 2015, the FASB issued ASU No. 2015-16, “Simplifying the Accounting for Measurement-Period Adjustments.” The new guidance eliminates the requirement to retrospectively account for adjustments to provisional amounts recognized in a business combination. Under the ASU, the adjustments to the provisional amounts will be recognized in the reporting period in which the adjustment amounts are determined. The updated guidance will be effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. Early adoption is permitted, and the ASU should be applied prospectively. We have adopted this guidance and determined there was no impact on fiscal 2015.

In April 2015, the FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” The new guidance changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. The updated guidance will be effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted for all entities for financial statements that have not been previously issued. We adopted the guidance in the first quarter of 2016. The impact resulted in reductions of deferred loan origination fees and long-term debt, net of current maturities of $9.9 million, $11.6 million and $17.7 million as of October 1, 2016, January 2, 2016 and January 3, 2015, respectively.

Pronouncements we are evaluating

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. The new guidance requires the recognition of the tax consequences of intercompany asset transfers other than inventory when the transfer occurs. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period and will require a modified retrospective adoption. We are in the process of evaluating this guidance.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments.” The new guidance was issued to reduce diversity in practice with respect to the presentation and classification of certain cash receipts and payments in the statement of cash flows under Topic 230, Statement of Cash Flows, and other Topics. The update addresses eight specific cash flow issues, including presentation of certain debt issuance costs, proceeds from settlement of insurance claims and contingent consideration entered into in connection with acquisitions. The amendments are effective for us in fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, and will require retrospective adoption for all periods presented. An entity that elects early adoption must adopt all of the amendments in the same period. We are in the process of evaluating this guidance.

In March 2016, the FASB issued ASU No. 2016-09, “Improvements to Employee Share-Based Payment Accounting.” The new guidance simplifies the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liability, and classification on the statement of cash flows. The updated guidance will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is permitted for all entities in any interim or annual period. An entity that elects early adoption must adopt all of the amendments in the same period. We are in the process of evaluating this guidance.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” The new guidance will require lessees to recognize the assets and liabilities that arise from leases in the balance sheet, including operating leases. The updated guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual periods. Early adoption is permitted. We are in the process of evaluating this guidance.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory,” which requires entities to measure most inventory “at the lower of cost and net realizable value,” thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market. The ASU will not apply to inventories that are measured by using either the last-in, first-out (LIFO) method or the retail inventory method (RIM). The updated guidance will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is permitted. We are in the process of evaluating this guidance.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers.” ASU 2014-09 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. This new revenue recognition model provides a five-step analysis in determining when and how revenue is recognized. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. We are currently assessing the impact that adopting this new accounting guidance will have on our consolidated financial statements and footnote disclosures. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is not permitted.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to various market risks as part of our on-going business operations including market risks stemming from changes in interest rates and commodity prices. Such changes can cause fluctuations in our financial condition, results of operations and cash flows. To manage these risks, we sometimes purchase derivative instruments.

Interest Rate Risk. Borrowings under our credit facilities bear interest at floating rates based on LIBOR or the lender’s base rate, in each case plus an applicable borrowing margin. For floating-rate debt, interest rate changes generally do not affect the fair market value of our indebtedness but may impact our earnings and cash flows, assuming other factors are held constant. As of October 1, 2016, we had $1.1 billion of floating-rate debt represented by borrowings under our first lien term loan and up to $130.2 million of floating-rate borrowings available under our ABL facility. Interest on our floating-rate debt as of that date was based on a fixed margin over a variable LIBOR benchmark, subject to a minimum of 1.00%. As of October 1, 2016, the LIBOR benchmark was 0.53%. If the benchmark LIBOR interest rate were to increase by 1%, our annual interest payments under our first lien term loan and our ABL facility would increase by $5.8 million.

Foreign Exchange Rate Risk. Almost all of our sales are denominated and invoiced in U.S. dollars and, thus, our financial results are not subject to material foreign currency exchange risks.

Commodity Price Risk. Certain raw materials that we use in our food processing operations are susceptible to commodity price changes. Increases in the prices of certain commodity products could result in higher overall production costs. The primary raw materials used in our food processing operations are beef, poultry, pork, bread and breadings, cheese, eggs, seasonings, soy proteins and packaging supplies. We attempt to manage this risk through forward purchase orders, non-cancelable contracts and by passing on such cost increases to customers. In addition, we periodically enter into swap agreements to mitigate our exposure to fluctuations in prices of natural gas and diesel fuel. There were no derivative contracts outstanding at October 1, 2016.

INDUSTRY

Our business is diversified across the U.S. foodservice, retail and convenience channels. Within these industries, we participate in attractive, growing categories that benefit from positive consumer trends. The drivers underpinning our growth include increases in gross domestic product, employment levels and personal consumption expenditures. Our growth is also driven by an increase in the number of restaurants and convenience stores, a continued shift toward value-added, high protein, convenient, affordable and easy-to-prepare foods and an increased frequency in dining out.

Foodservice

The foodservice industry supplies the diverse U.S. “food-away-from-home” industry, which is expected to account for 51% of total food sales by 2021, according to Technomic data prepared in 2016. The foodservice industry had $232 billion of sales in 2015 and is expected to have 2.3% annual growth over the next five years, according to Technomic data prepared in 2016. Growth in the foodservice industry is expected to account for 68% of growth in the food industry, according to Technomic data prepared in 2016. End-customers in this industry include restaurant operators, schools, healthcare providers, hospitality providers, the U.S. military and grocery deli counters that are serviced through national and regional distributors and redistributors such as Sysco Corporation and U.S. Foods, Inc. According to USDA data prepared in 2016, food prepared away from home accounted for 49% of the total food dollars spent by consumers in 2015 with 6.0% annual growth since 2010, outpacing overall food expenditure growth.

The foodservice industry includes the large and stable U.S. school market, which had $10.3 billion of sales in 2015, according to Technomic data prepared in 2016. This market has expanded given the 4% annual growth over the last ten years in meals served for breakfast and in meals served during the summer months, according to USDA data prepared in 2016.

Retail

Frozen and refrigerated handhelds, which includes ready-to-eat sandwiches, accounted for $4.1 billion of industry-wide retail sales in 2015, with 5.3% annual growth since 2010, according to IRI data prepared in 2016. Within frozen and refrigerated handhelds, lunch and dinner handhelds and breakfast handhelds accounted for $2.9 billion and $1.2 billion, respectively, of industry-wide retail sales in 2015, with 2.6% and 14.6%, respectively, annual growth since 2010, according to IRI data prepared in 2016.

In the retail industry, according to The Nielsen Company data prepared in 2016, private label sales across all food categories represented $124 billion of sales in 2015, with 3% annual growth since 2013, outpacing growth in national brands. This growth is largely driven by a shift in consumer attitudes and improved quality and assortment of private label product offerings.

The retail industry includes national and regional grocery chains, major warehouse club stores, mass retailers and dollar stores. Dollar stores are showing particularly strong growth and are expected to generate $71 billion of sales in 2016, with approximately 4% annual growth in total sales and approximately 27% annual growth in food sales since 2010, according to IBISWorld Inc. (“IBISWorld”) data prepared in 2016. Grocery sales are expected to account for 26.6% of dollar store aggregate sales in 2016, up from 8.9% of sales in 2010, according to IBISWorld data prepared in 2016.

Convenience

The convenience industry includes national and regional convenience chains and vending providers. Growth in this channel is driven by the number of convenience stores, which have grown 16.4% from 2002 to 2015 to more than 154,000 stores, according to NACS data prepared in 2016. Prepared food is growing rapidly in the convenience channel as consumers increasingly seek “on-the-go” meal and snacks and trade down from quick service restaurants. Prepared food sales in the convenience channel were $46.8 billion in 2015, with approximately 9.3% annual growth since 2012, according to NACS data prepared in 2016.

BUSINESS

Our Company

We are a leading national producer and distributor of value-added, convenient, ready-to-eat sandwiches, sandwich components and other entrées and snacks. We hold the number one or number two market share position by sales or volume in nearly all our major product categories, with net sales of $1.5 billion in the twelve months ended October 1, 2016 and $1.6 billion in fiscal 2015. We offer a differentiated value proposition to our customers due to our scale, broad product portfolio, customization capabilities, national distribution and food safety track record.

We market and distribute approximately 2,600 SKUs across all day parts in multiple product categories, including: (1) ready-to-eat sandwiches, such as breakfast sandwiches, PB&J sandwiches and hamburgers; (2) sandwich components, such as fully-cooked hamburger and chicken patties and Philly steaks; and (3) other entrées and snacks, such as country fried steak, stuffed entrées, chicken tenders and cinnamon dough bites. In the twelve months ended October 1, 2016, 67.5% of our net sales were attributable to the fast-growing ready-to-eat sandwiches and sandwich components categories. Our products are shipped frozen to our customers and sold under our commercial and retail brands, as well as private label and licensed brands.

We control more steps within the production process than most of our competitors. This integrated approach allows us to add value throughout our processes, generate attractive margins and provides us with a significant competitive advantage. Our value-added processes include recipe formulation, pre-preparation by chopping, breading, seasoning and marinating, food preparation by baking, charring, frying and grilling, assembly and packaging. Our integrated bread and biscuit production capabilities are a key differentiator due to proprietary formulations that we believe produce superior tasting sandwiches.

We sell to a diverse set of over 3,000 customers and have an average relationship tenure of approximately 20 years with our top 20 customers. We employ a customer-centric approach, which is rooted in market-leading R&D capabilities, product quality and customer service. We have dedicated marketing and sales teams for each of our channels to serve the specific needs of our customers. We enjoy “category captain” status in many of our product categories with our largest foodservice customers. In many cases, we collaborate with our customers to develop new products, customizing recipes and flavors in a cost efficient manner. We believe our customer-centric approach is a competitive advantage that helps our customers grow their businesses and, in turn, accelerates our organic growth and profitability.

We sell our value-added products to the foodservice, retail and convenience channels, which correspond to our three core segments. We also sell our products in the industrial channel. We believe our diversification across these channels provides us with a stable revenue base through economic cycles. In the twelve months ended October 1, 2016, 54.7% of our net sales were generated from our Foodservice segment, where our commercial brands are highly sought-after and trusted by chefs, cooks and other purchasers. In our Retail segment, in addition to selling our branded products, we also leverage our R&D capabilities to co-create exclusive products and packaging designs with our customers under their private label brands. In our Convenience segment, we are a leading supplier of ready-to-eat sandwiches and sandwich components to national and regional convenience chains and vending providers.

We have an attractive financial profile with steady, organic volume growth, healthy margins, modest capital expenditures and limited working capital requirements. These characteristics enable our business to generate strong cash flows. Our earnings profile also benefits from a lean SG&A cost structure and a scaled, efficient supply chain network. We intend to use these attributes to enhance stockholder value by paying regular dividends, reducing our indebtedness, strategically deploying our capital to fund organic growth opportunities and financing value-enhancing acquisitions.

In the twelve months ended October 1, 2016, we generated $1.5 billion in net sales, $114.8 million in net income, $97.8 million in Adjusted Net Income and $287.9 million in Adjusted EBITDA. In fiscal 2015, we generated $1.6 billion in net sales, $37.1 million in net income, $66.8 million in Adjusted Net Income and $260.2 million in Adjusted EBITDA. Our net sales, Adjusted Net Income and Adjusted EBITDA in the twelve months ended October 1, 2016 reflect a CAGR of 1.2%, 337.1% and 20.8%, respectively, since fiscal 2013. In the twelve months ended October 1, 2016 and fiscal 2015, we also generated $186.6 million and $157.2 million, respectively, of cash flow from operating activities. See “Prospectus Summary—Summary Historical Consolidated Financial Data” for reconciliations of Adjusted Net Income and Adjusted EBITDA to net income.

Our History

In September 2010, Pierre Foods, Inc. combined with Advance Food Company, Inc. and Advance Brands, LLC to become AdvancePierre Foods, Inc., our wholly-owned indirect subsidiary. Pierre Foods, Inc., Advance Food Company, Inc. and Advance Brands, LLC were previously privately owned and operated and held leading market share positions in their core product categories. Pierre Foods, Inc. was founded in 1946 in Cincinnati, Ohio, and held leading market positions in handheld sandwiches and other value-added meals and snacks, serving the foodservice, retail and convenience channels. Advance Food Company, Inc. was a family owned business founded in 1973 in Enid, Oklahoma, and was a leading developer, producer and marketer of a wide variety of value-added, portion controlled and ready-to-serve products serving the foodservice channel. Advance Brands, LLC was formed in 2001 and was a leader in producing convenient chicken and beef products serving the retail channel.

In May 2011, we acquired Barber Foods, a leading producer and marketer of stuffed chicken breasts. The acquisition of Barber Foods expanded our retail presence and further diversified our portfolio to include chicken-based products.

In January 2015, we acquired the wholesale business and production operations of Landshire, an Illinois-based producer of premium frozen, ready-to-eat sandwiches. In April 2015, we acquired the business and production assets of Better Bakery, a producer of premium handcrafted stuffed sandwiches. In October 2016, we acquired Allied, a producer of beef and chicken Philly steak products. Through these acquisitions, we further expanded our high growth and high margin sandwich and sandwich component portfolio while demonstrating our position as the leading platform in the industry with the ability to consolidate the fragmented industry in which we operate, integrate acquisitions successfully and generate meaningful sales and cost synergies.

Our Recent Performance and the APF Way

During 2013 and 2014, our board of directors transformed our senior management by hiring John Simons and four of the ten other members of our current executive team. This new team revamped our cost structure, budgeting tools and pricing methodology by implementing a continuous improvement program that we call the “APF Way.” The APF Way uses a data-driven analytical framework to drive growth and profitability through improved commercial decision-making, excellence in sales and marketing and productivity in procurement, logistics and production.

We believe the APF Way has fundamentally changed the cost structure of our business and has been a major factor in our recent volume, sales and profitability growth. Initially, we focused on reducing our cost structure by executing on productivity initiatives and re-aligning trade promotion allowances, resulting in approximately $155.0 million in implemented annualized savings from 2013 to October 1, 2016. In addition, we eliminated approximately $155.0 million of sales associated with lower margin contracts. We have invested in new systems and processes that enable us to deliver continuous productivity savings and effectively manage margins and profitability. Our Adjusted EBITDA margin, which we calculate as Adjusted EBITDA divided by net sales, expanded from 10.9% in fiscal 2013 to 18.6% in the twelve months ended October 1, 2016, even as our raw material costs increased. Our net sales and volume grew at a CAGR of 2.7% and 5.2%, respectively, in our three core segments from fiscal 2013 to the twelve months ended October 1, 2016. Going forward, we expect these investments and discipline will allow us to continue to deliver overall growth and attractive margins.

Our Segments

We manage and report our operations in four segments with Foodservice, Retail and Convenience representing our core segments. Our fourth segment, Industrial, consists of sales to other food producers under short-term co-manufacturing agreements.

Foodservice. Our Foodservice customers include leading national and regional distributors, who then sell our products to end-customers such as restaurant operators, schools, healthcare providers, hospitality providers, the U.S. military and grocery deli counters. We supply 95 of the largest 100 school districts in the United States, directly and through distributors, and work closely with school districts to develop nutritious meal options with good quality and value. We also directly supply many national restaurant chains.

We sell a diverse portfolio of products into the foodservice channel, including ready-to-eat sandwiches, such as breakfast sandwiches, PB&J sandwiches and hamburgers, sandwich components, such as fully-cooked hamburger and chicken patties and Philly steaks, and other entrées and snacks, such as country fried steak, stuffed entrées, chicken tenders and cinnamon dough bites. We primarily sell our products under our own commercial brands, which are highly sought-after and trusted by chefs, cooks and other purchasers. For fiscal 2015, 71.5% of our Foodservice net sales were attributable to our own commercial brands, such as The Pub, Advance, Steak-Eze, Philly Freedom and Smart Picks, and 28.5% to private label brands.

As foodservice operators attempt to differentiate and broaden their product offerings, they are more frequently working with solution-oriented partners with strong new product development capabilities and national distribution scale, such as ourselves.

Retail. We serve a wide array of retail customers including national and regional grocery chains, major warehouse club stores, mass retailers and dollar stores.

Key products that we sell into the retail channel include ready-to-eat sandwiches, such as breakfast sandwiches, grilled chicken sandwiches and stuffed pockets, sandwich components, such as chicken patties and Philly steaks, and other entrées and snacks, such as stuffed chicken breasts. In addition to selling our branded products, we also leverage our R&D capabilities to co-create exclusive products and packaging designs with our Retail customers under their private label brands. For fiscal 2015, 69.4% of our Retail net sales were attributable to our retail brands, such as Barber, Pierre and Fast Fixin’, 29.8% to private label brands and the rest to licensed brands.

Convenience. The convenience channel represents an important outlet for our ready-to-eat sandwiches and includes sales to vending providers. We currently sell to approximately 68,000 convenience locations in the United States and are the largest supplier of ready-to-eat sandwiches to vending providers. We currently sell to approximately 100,000 vending locations in the United States.

We partner with our Convenience customers to develop customized, ready-to-eat sandwiches, such as breakfast sandwiches and hamburgers, sandwich components, such as chicken patties, and other entrées and snacks, such as cinnamon dough bites. We are able to meet specific demands from our Convenience customers by providing private label brand products and innovative new products. For fiscal 2015, 77.6% of our Convenience net sales were attributable to our retail brands, such as Big AZ, 21.6% to private label brands and the rest to licensed brands.

Industrial. In order to optimize capacity utilization across our production network, we opportunistically enter into short-term co-manufacturing agreements with other food producers, such as packaged food companies. Due to the lower margin nature of this business, we have strategically reduced our percentage of net sales generated by this segment from 15.7% in fiscal 2013 to 5.1% in the twelve months ended October 1, 2016.

For additional financial information about our segments, see our audited consolidated financial statements included elsewhere in this prospectus.

Our Products

We market and distribute a broad range of great-tasting products across all day parts in multiple product categories, including: (1) ready-to-eat sandwiches, such as breakfast sandwiches, PB&J sandwiches and hamburgers; (2) sandwich components, such as fully-cooked hamburger and chicken patties and Philly steaks; and (3) other entrées and snacks, such as country fried steak, stuffed entrées, chicken tenders, popcorn chicken and cinnamon dough bites. We market and distribute approximately 2,600 SKUs across all day parts to a diverse mix of customers in our Foodservice, Retail, Convenience and Industrial segments. Many of our products have been customized to fit specific customer needs. In the twelve months ended October 1, 2016, 67.5% of our net sales were attributable to the fast-growing ready-to-eat sandwiches and sandwich components categories. Our products are shipped frozen to our customers and sold under our commercial and retail brands, as well as private label and licensed brands.

Ready-to-Eat Sandwiches. We are the largest manufacturer of ready-to-eat lunch and dinner sandwiches. We produce over 600 million sandwiches per year, which are shipped frozen to our customers. We possess vertically integrated bakery, production and assembly capabilities which differentiate us from our competitors and support high margins in this product category. Our superior bread quality is an important purchase driver for our sandwiches. Our ready-to-eat sandwiches are sold under a variety of our own brands, such as Big AZ, Pierre, Landshire and Better Bakery, licensed brands and several leading private label brands.

Sandwich Components. We are a leading producer of great-tasting sandwich components, such as fully-cooked hamburger patties (sold under The Pub brand), Philly steaks (sold under the Steak-EZE brand), pork rib patties, chicken patties, meatballs and fajita steaks. All of our sandwich components are also offered under leading private label distributor brands in our Foodservice segment and leading private label brands.

Other Entrées and Snacks. We are a leading producer of convenient entrées and snacks, including stuffed entrées (sold under the Barber Foods brand), country fried steak (sold under the Advance brand), chicken tenders (sold under the Fast Fixin’ brand), popcorn chicken and cinnamon dough bites.

The following table summarizes our net sales by product category for the 2016 YTD period, fiscal 2015, fiscal 2014 and fiscal 2013:

(in millions)	2016 YTD Period	Fiscal 2015	Fiscal 2014	Fiscal 2013
Net sales in our core segments
Sandwiches	$320.3	$408.7	$352.3	$304.2
Sandwich components	408.3	572.0	509.4	464.4
Other entrées and snacks	372.4	503.2	527.1	489.9

Total	$1,101.0	$1,483.9	$1,388.8	$1,258.5
Net sales in our Industrial segment
Sandwiches	$33.2	$46.4	$59.7	$84.3
Sandwich components	11.6	59.0	101.4	110.6
Other entrées and snacks	13.0	22.3	27.7	38.6

Total	$57.8	$127.7	$188.8	$233.5

Our Strengths

We believe the following strengths differentiate us from our competitors and will contribute to our ongoing success:

Leading Market Positions in Attractive, Growing Categories

We hold the number one or number two market share position by volume in nearly all of our major product categories and are well positioned to capitalize on growth in our markets. We are the number one player with market shares ranging from approximately 30% to 65% in our top five product categories, which represent 68% of our net sales in fiscal 2015. Within most of our major product categories, we are the only full-service operator of scale and compete against smaller, regional players with limited product breadth, production capacity and capabilities. We typically do not compete against large packaged food companies given our foodservice focus and the customization requirements of our customers.

We produce over 600 million sandwiches per year and 67.5% of our net sales in the twelve months ended October 1, 2016 were related to ready-to-eat sandwiches and sandwich components. We are a leading provider of lunch and dinner sandwiches to the foodservice, retail and convenience channels. Our superior bread quality is an important purchase driver for our sandwiches.

Long-Standing, Collaborative Customer Relationships Create a High Barrier to Entry

Our strong customer relationships across a diverse set of customers provide a significant competitive advantage and create a high barrier to entry. For fiscal 2015, our top ten customers accounted for 53.4% of our net sales, with our two largest customers, Sysco Corporation and U.S. Foods, Inc., accounting for 13.6% and 12.0%, respectively, of our net sales in fiscal 2015. Our two largest customers collectively source over 1,700 SKUs from our portfolio and buy across multiple contracts for a diverse set of end-customers, making us an important supplier and giving us a stable and consistent revenue base.

We have deep and collaborative relationships with an average tenure of approximately 20 years with our top 20 customers. We maintain our relationships through our segment-focused marketing teams and an experienced sales force of approximately 100 associates who work closely with customers to meet their needs. Our foodservice commercial brands are highly sought-after and trusted by chefs, cooks and other purchasers for their consistent food safety, premium quality and taste profile. Given our track record, we enjoy “category captain” status in many of our product categories. We produce approximately 2,600 SKUs for our customers, who source a high volume and a variety of products from us, making us an important supplier and partner. We expect to continue to have a competitive advantage as our customers focus on large scale suppliers in order to streamline and optimize their supply chains.

We offer a differentiated value proposition to our customers due to our scale, broad product portfolio, customization capabilities, national distribution and food safety track record.

Leader in On-Trend, Fast-to-Market New Product Development

We believe our customer-centric approach, which is rooted in market-leading R&D capabilities, product quality and customer service, differentiates us from our competitors and has allowed us to accelerate our organic growth and improve our profitability. Our product innovation and R&D expertise span areas such as flavor development, recipe formulation, nutrition science, bakery science and food safety. In recent years, we have enhanced our new product development and customer insight capabilities, and, in 2015, we opened a state-of-the-art 3,200 square foot R&D facility in West Chester, Ohio.

The food industry today is characterized by rapidly changing menus and evolving consumer taste profiles. In this environment, our customers value our ability to co-create new products with flavor profiles that differentiate their offerings and successfully commercialize new products with speed and efficiency. We launched 600 new SKUs in the last three years, accounting for 12.7% of our net sales in fiscal 2015. Our innovation, sales force and marketing teams collaborate with customers to co-create highly customized products and are able to mobilize quickly to respond to customer requests.

Scale and Production Efficiency with a National Distribution Footprint

We benefit from a national, scaled production, procurement and logistics network with low production, freight and warehousing costs. We believe our efficient cost structure provides a sustainable competitive advantage and enables us to offer a customized and varied set of products to our customers at competitive prices.

We have two integrated bakery facilities which allow us to source approximately 65% of our bread in-house (excluding bread for our PB&J sandwiches). Our eleven production facilities benefit from economies of scale, which when combined with our national distribution capabilities, differentiate us from our competitors and make us a valuable supplier for both national and regional customers. Except for the production facility previously owned by Allied, which we acquired in October 2016 and are in the process of improving, all of our facilities have achieved SQF Level 3 food safety certification, the highest level of such certification from GFSI.

Attractive Financial Profile

We have an attractive financial profile with steady, organic volume growth in our core segments, healthy Adjusted EBITDA margins, modest capital expenditures and limited working capital requirements.

We are able to deliver attractive Adjusted EBITDA margins due to the high value-added nature of our products. Our margin profile is well protected given our ability to proactively adjust pricing frequently to reflect input cost movements with minimal lag time. Only 16.2% of our net sales in fiscal 2015 were subject to fixed price arrangements. We also have a lean and scalable cost structure. We plan to continue leveraging the APF Way to deliver operational productivity savings, improve our business mix and increase the effectiveness of our trade promotion allowances. Our business has relatively low capital expenditure requirements, with maintenance expenditures typically averaging approximately 1% of our net sales.

Proven Acquisition Expertise

We have a successful track record of sourcing, executing and integrating acquisitions, beginning with the combination of Pierre Foods, Inc., APF’s predecessor, with Advance Food Company, Inc. and Advance Brands, LLC in 2010. Given our scale and breadth of capabilities, we believe we are well positioned to consolidate the fragmented industry in which we operate. We maintain a highly disciplined approach to acquisitions, focusing on opportunities that diversify our products, add production capabilities, expand production capacity and allow for meaningful synergy realization. In addition to realizing cost synergies, we leverage our sales teams to expand distribution of newly acquired brands and products and cross-sell across our channels to drive sales synergies.

Since 2011, we have completed four accretive acquisitions. In June 2011, we acquired Barber Foods, a producer of premium stuffed entrées, which strengthened our retail presence and expanded our chicken-based product offering. In January 2015, we acquired the wholesale business and production assets of Landshire, which broadened our portfolio of premium sandwiches to include sliced meat sandwiches and added incremental, margin-enhancing baking and assembly production capabilities. In April 2015, we acquired the business and production assets of Better Bakery to expand into stuffed sandwiches, one of the largest ready-to-eat sandwich categories. Our acquisitions of Barber Foods, Landshire and Better Bakery contributed $166.4 million of incremental net sales in fiscal 2015. In October 2016, we acquired Allied, a producer of beef and chicken Philly steak products, which we expect will expand our leading position in Philly steaks by adding fully cooked product offerings, expand our geographic reach and increase our sandwich component production capacity.

Talented Management Team with a Track Record of Driving Growth and Reducing Costs

Since 2013, we have assembled an experienced management team through strategic hiring of key leaders and expanded organizational capabilities in R&D, sales and marketing. Our management team has an average of 25 years of expertise in the foodservice, retail and convenience industries and has demonstrated its ability to deliver on key strategic initiatives, which have transformed business performance. In the last two years, our management team’s key accomplishments include implementation of the APF Way, successful integration of two value-enhancing acquisitions and significant margin improvement.

Our management team had been led by our President and Chief Executive Officer John Simons since October 2013. On November 9, 2016, in response to Mr. Simons’ planned retirement in 2017, we announced a succession and transition plan for our President and Chief Executive Officer positions. As a part of the plan, Christopher Sliva, who has over a decade of experience as a public food company executive, became our President and a member of our board of directors. It is anticipated that Mr. Simons will remain as our Chief Executive Officer until March 31, 2017, when he will retire and be succeeded by Mr. Sliva as our President and Chief Executive Officer.

Our Strategy

Expand Our Market Leading Positions in Growing Channels and Categories

We are focused on expanding our leadership position within our core segments of Foodservice, Retail and Convenience.

We believe the ready-to-eat breakfast sandwich category is a key growth opportunity for us. We hold the number one position with a 64% market share in breakfast sandwiches sold in the convenience channel. We are also the largest supplier of private label breakfast sandwiches in the retail channel, with a 56% market share, according to IRI data prepared in 2016. Private label sales of retail frozen breakfast sandwiches are underpenetrated compared to the frozen food market and therefore we believe poised for significant growth. We will continue to leverage our sandwich expertise and customer relationships to grow our share in breakfast sandwiches in the retail channel and with foodservice distributors and schools.

We believe we have multiple growth opportunities across our core segments. In Foodservice, we plan to expand distribution of our products to new customers, such as coffee shops, theaters, grocery deli counters and hospitality providers. In Retail, in addition to growing our sandwich business, we are launching product extensions for Barber Foods and Better Bakery and expanding distribution within rapidly growing dollar stores. In Convenience, we are expanding our breakfast product portfolio and launching Better Bakery products.

We are also expanding our lineup of products to take advantage of recent consumer trends. We have successfully launched snacking-oriented products, such as popcorn chicken, PB&J snack bars and cinnamon dough bites, and better-for-you products, such as antibiotic, hormone-free fully-cooked burgers.

Drive Growth Through Focus on Innovation

Our product categories offer potential for value-added product innovation. We believe our innovation capabilities, combined with our investments in consumer insights and our ability to partner with customers to co-create products, will enable us to continue to introduce successful new products to drive sales growth and margin improvement across our portfolio.

Our R&D team is focused on developing products in line with key consumer trends, such as breakfast sandwiches, better-for-you products and snacking-oriented products. Examples of products in our innovation pipeline include ready-to-eat breakfast sandwiches that meet the new K-12 nutrition guidelines, premium offerings for club stores and new limited time offers for key convenience store chain customers. We are also partnering with various customers to develop on-trend, protein-based snacks.

Deliver Attractive Margins through Dynamic Pricing and Leveraging the APF Way

We believe we are well positioned to deliver attractive margins given the high value-added nature of our products, our dynamic pricing model and our ability to generate ongoing productivity savings by leveraging the APF Way. In addition, our focus on improving our product mix, leveraging our scalable organization structure and realizing synergies from acquisitions supports our margin profile. Under the APF Way, we are implementing multiple initiatives across the areas of production, procurement, commercial and logistics that we expect will deliver ongoing productivity savings and help offset potential operational headwinds and cost inflation.

Acquire Value-Enhancing Businesses

We believe our scale and integration expertise allow us to make value-enhancing acquisitions. We operate in a highly fragmented industry with many opportunities to execute accretive transactions. For example, in October 2016, we acquired Allied, a producer of beef and chicken Philly steak products, which we expect will expand our market position in Philly steaks by adding fully cooked product offerings, expand our geographic reach and increase our sandwich component production capacity. Our integration expertise allows us to rapidly capture cost synergies and we are able to generate revenue synergies by leveraging existing customer relationships and marketing expertise to cross-sell products across channels. Our management team has an active pipeline of acquisition opportunities and maintains a regular dialogue with potential targets.

Return Capital and Reduce Debt

We believe our capital structure enables us to invest in our business and reduce our indebtedness, creating value for our stockholders. We also expect to return capital to our stockholders through regular dividend payments. We paid a regular quarterly cash dividend of $0.14 per share on September 28, 2016 and December 6, 2016. In addition, on December 16, 2016, we announced that our board of directors intends to increase the regular quarterly dividend from $0.14 per share to $0.16 per share, an increase of approximately 14.3%. We expect to pay a regular quarterly cash dividend of $0.16 per share beginning in the first quarter of fiscal 2017, subject to declaration by our board of directors. See “Dividend Policy” for additional details.

Our Customers

We have a few large customers that account for a significant portion of our sales. Sysco Corporation and U.S. Foods, Inc. accounted for 13.6% and 12.0%, respectively, of our net sales in fiscal 2015. Our two largest customers source over 1,700 SKUs from our portfolio and buy across multiple contracts for a diverse set of end-customers, making us an important supplier and giving us a stable and consistent sales base.

No other customer accounted for more than 10% of our net sales in fiscal 2015, fiscal 2014 or fiscal 2013. Cumulatively, our top ten customers accounted for 53.4%, 54.7% and 54.6% of our net sales in fiscal 2015, fiscal 2014 and fiscal 2013, respectively.

Customers located in the United States account for almost all of our net sales. Sales to customers located outside of the United States totaled $15.4 million, $20.0 million and $22.7 million in fiscal 2015, fiscal 2014 and fiscal 2013, respectively. None of our long-lived assets were located outside of the United States during fiscal 2015, fiscal 2014 or fiscal 2013.

Our Sales and Distribution Functions

We maintain sales and distribution functions to support sales within our three core segments. We have approximately 140 employees within our segment-specific sales and marketing teams and also rely on our 17 member customer service team. In addition, our 42 member demand management team manages customer forecasts, orders, deliveries and feedback.

Foodservice. We employ approximately 30 marketing professionals, 75 direct sales representatives and 14 national and regional brokers to service our diverse set of foodservice customers. We have a Foodservice-specific go-to-market team that enables us to develop tailored marketing and sales solutions for our customers. Our marketing and sales teams directly interact with major participants in the foodservice distribution chain, including distributors, redistributors, contract management companies, group purchasing organizations and large end-use operators. We service the majority of our foodservice customers through distributors but also ship directly to select foodservice customers including large school districts, select national restaurant chains and the U.S. military.

Retail. We employ approximately 15 marketing professionals, 15 direct sales representatives and 41 national and regional brokers to service our retail customers. Our sales and marketing teams are designed to provide direct support to our top retail customers to facilitate responsive and rapid product development, in addition to effective in-store promotion planning and execution. For smaller customers, we work closely with our network of broker sales teams to meet customer needs. Most retail customers either pick up products at our distribution centers or request that we deliver products to their distribution centers. Some smaller customers, however, receive shipments through redistributors that pick up products from our distribution centers.

Convenience. We employ six marketing professionals, nine direct sales representatives and nine national and regional brokers to service our convenience customers. We have designed our sales and marketing teams to provide direct support to our top convenience customers to facilitate responsive and rapid product development, in addition to effective in-store promotion planning and execution. For smaller customers, we work closely with our network of broker sales teams and distributors that deliver products to stores. The majority of large convenience customers receive products through distributors, while smaller convenience customers often receive products through national and regional distributors.

In addition to the above, we have two sales representatives who work within our Industrial segment and are responsible for sourcing business to fill any excess capacity identified within our production facilities.

Our distribution centers are located in Enid, Oklahoma, Cincinnati, Ohio and Rockmart, Georgia. Approximately one-third of our volume is picked up at our production facilities or distribution centers by our customers. For the remainder of our volume, we utilize third-party logistics providers to deliver products to customer and redistributor warehouses.

Our R&D Capabilities

In recent years, we have enhanced our new product development and customer insight capabilities, and in 2015, we opened a state-of-the-art 3,200 square foot R&D facility in West Chester, Ohio. Our R&D expertise spans the spectrum of food development, from meat technology and flavor development to production and processing ingredients, bakery science and nutrition formulation.

In addition, our customer-centric model allows us to quickly respond to customer requests, particularly as we co-develop products with our customers to bring new ideas to the market. We station satellite R&D teams in our production facilities where they can directly leverage the facilities’ capabilities when developing and scaling new products. Our in-house R&D team is based in West Chester, Ohio and consists of over 50 professionals including chefs, food scientists and food development experts who are focused on new product development, product-quality improvements, productivity improvements and package development.

We introduced 179, 172 and 192 new SKUs in fiscal 2015, fiscal 2014 and fiscal 2013, respectively. New products released during fiscal 2015, fiscal 2014 and fiscal 2013 accounted for 12.7% of our net sales in fiscal 2015. Our R&D expenditures totaled $6.6 million, $6.0 million and $4.7 million for fiscal 2015, fiscal 2014 and fiscal 2013, respectively.

Our R&D team is currently focused on developing on-trend products, such as handheld breakfast sandwiches and better-for-you and snacking-oriented products. Examples of projects in our innovation pipeline include ready-to-eat breakfast sandwiches that meet the new K-12 nutrition guidelines, premium offerings for club stores and new limited time offers for key convenience store chain customers. We are also partnering with various customers to develop on-trend, protein-based snacks.

Our Properties

Our production and distribution network consists of eleven production facilities and three strategically located distribution centers in the United States. Our production facilities include two integrated bakery facilities which allow us to source approximately 65% of our bread in-house (excluding bread for our PB&J sandwiches).

We own and operate the following eleven production facilities, which are used to produce products sold in all four of our segments:

Facility Location	Operations Performed	SQF Certification	Square Footage
Enid, OK	Food processing	Level 3	230,000
Enid, OK	Food processing	Level 3	169,000
Enid, OK	Food processing	Level 3	76,000
Enid, OK	Food processing	Level 3	44,500
West Chester, OH	Food processing	Level 3	223,000
Portland, ME	Food processing	Level 3	250,000
Vineland, NJ	Food processing	Level 2	20,000
Caseyville, IL	Sandwich assembly and bakery	Level 3	70,000
Easley, SC	Sandwich assembly and bakery	Level 3	61,300
Amherst, OH	Sandwich assembly	Level 3	115,700
Claremont, NC	Sandwich assembly	Level 3	188,000

The lenders under our credit facilities have a lien on all of our owned properties. See “Description of Certain Indebtedness.”

We lease our distribution center in Enid, Oklahoma and have contracted for warehouse space in our distribution centers in Cincinnati, Ohio and Rockmart, Georgia. In 2012, we sold our distribution center in Enid, Oklahoma and entered into a long-term lease with the buyer through a sale leaseback transaction. We also lease our corporate headquarters in Blue Ash, Ohio.

We are in the process of building a new 70,000 square foot production facility in Vineland, New Jersey, which we expect to complete in the first quarter of fiscal 2017.

Our Ingredients and Packaging

We believe that the ingredients and packaging used to produce our products are readily available through multiple sources. Our ingredients primarily include beef, poultry, pork, bread and breadings, cheese, eggs, seasonings, soy proteins, corn and packaging supplies. Packaging materials account for a significantly smaller portion of our costs of goods sold than our ingredients. We enter into various purchasing arrangements with certain suppliers, including suppliers of protein, seasoning and packing supplies, in order to mitigate the impact of commodity cost fluctuations. We have not historically entered into any hedging agreements for our ingredients or packaging supplies.

Quality and Food Safety

We believe that quality and food safety are paramount. As a result, we have developed, implemented and enforced a robust quality and food safety program.

All of our production facilities’ quality control teams are independent and report directly to our corporate quality and food safety team, a central function comprised of approximately 17 employees under the Senior Vice President, Quality, who reports directly to our President. This creates strong accountability at the senior level for the quality and safety of our products. We have approximately 175 salaried and hourly quality control employees who are located at our production facilities.

We have implemented the SQF program at all of our facilities. SQF is a fully integrated food safety and quality management protocol designed by GFSI specifically for the food sector. The SQF code offers a comprehensive methodology to manage food safety and quality simultaneously. SQF certification by GFSI provides an independent and external validation that a product, process or service complies with international, regulatory and other specified standards. Except for the production facility previously owned by Allied, which we acquired in October 2016, all of our production facilities have achieved SQF Level 3 food safety certification, the highest level of such certification from GFSI. We also maintain systems in all of our factories that verify and validate compliance with federal, state and local regulations.

We source the raw materials used in our products from a variety of high quality USDA-regulated suppliers and we believe high quality raw material are available from multiple sources. In order to protect the quality and safety of our products, we regularly inspect our suppliers’ production facilities and delivered products.

As part of our quality and food safety program, our professionals continuously work with the applicable regulatory agencies, including the USDA and the FDA, the academic community, trade associations and our industry partners to stay informed of emerging issues and improve our quality and food safety program.

Despite our commitment to quality and food safety, we have previously issued recalls for our products. See “Risk Factors—Risks Related to Our Business—If our products become contaminated or are mislabeled, we may be subject to product liability claims, product recalls and increased scrutiny by regulators, any of which could adversely affect our business.”

Competition

We face competition in each of our respective product categories and end markets. Although we operate in a highly competitive industry, we believe that the breadth and depth of our product portfolio and product quality have resulted in strong market share positions. Within most of our major product categories, we are the only full-service operator of scale and compete against smaller, regional players with limited product breadth, production capacity and production capabilities. We typically do not compete against large packaged food companies given our foodservice focus and the customization requirements of our customers. Smaller players include American Food Group, CTI Foods, Devault Foods, Lopez Foods and JTM Food Group. In certain product categories such as breakfast sandwiches and entrées and snacks, we compete with larger players such as Hormel, Hillshire, Nestle and Smuckers.

We compete on the basis of, among other things, product quality, total product portfolio, price, customer service, ability to meet customer demands, effective consumer marketing, promotional activities and the ability to identify and satisfy emerging consumer preferences.

Information Systems

We operate a single enterprise resource planning (“ERP”) system for substantially all of our facilities for operations, procurement, receiving, warehousing, inventory management and order processing. We also have an integrated suite of supporting financial, demand planning and material requirements planning (“MRP”) software modules that are effectively integrated into our core ERP platform. This enterprise-wide systems platform provides us with four key advantages. First, it provides us with real-time financial and operational reports that enable rapid decision-making and execution. Second, we efficiently process orders and ship to our customers on a “one order, one invoice” basis. Third, we can efficiently and cost-effectively manage the forecasting, production and inventory complexity associated with our portfolio of approximately 2,600 SKUs. Finally, our common information technology allows us to integrate acquisitions and achieve synergies quickly.

Employees

As of October 1, 2016, we had approximately 4,200 employees with approximately 900 salaried employees, and none of our employees were unionized. Allied, which we acquired in October 2016, has approximately 90 unionized employees. The collective bargaining agreement covering these employees expires in April 2020. Although we have not experienced any significant labor disputes or work stoppages, and we believe that we have good relationships with our employees, including those who are union members, increased unionization or a work stoppage because of our failure to renegotiate union contracts could have a material adverse effect on us. See “Risk Factors—Risks Related to Our Business—Labor disruptions or increased labor costs could adversely affect our business, financial condition and operating results.”

Government, Legal and Regulatory

Food Safety, Product Identity, Branding and Labeling

We are subject to extensive regulation, including, among others, the Federal Meat Inspection Act of 1906, the Food, Drug and Cosmetic Act of 1938, the Poultry Products Inspection Act of 1957, the Nutrition Labeling and Education Act of 1990, the USDA HACCP Mega-Reg of 1996, the Public Health Security and Bioterrorism Preparedness & Response Act of 2002, the Food Safety Modernization Act of 2011 and other rules and regulations promulgated by the FDA, the United States Department of Agriculture and the sub-branches of these regulatory bodies pertaining to the production and introduction of human foods to commerce. These comprehensive and evolving regulatory programs govern, among other things, the manufacturing, composition, ingredients, labeling, packaging and safety of food, including compliance with specific current good manufacturing practice regulations. In addition, the Nutrition Labeling and Education Act of 1990 prescribes the format and content of certain specific information required to appear on the labels of food products.

In addition to complying with federal laws and regulations pertaining to food production, we are also required to comply with local municipality (city and county) as well as state regulations, including the registration and licensing of our plants, enforcement by state health agencies of various state standards and inspection of our facilities.

Compliance with federal, state and local regulation is costly and time-consuming, but one of our top priorities. Regulatory enforcement actions for violations of federal, state and local regulations may include seizure and condemnation of products, mandatory or voluntary product recalls, cease and desist orders, injunctions and monetary-civil-criminal penalties. We believe that our practices are sufficient to maintain compliance with applicable government regulations, although there can be no assurances in this regard. It is also possible that new laws or regulations, or changes in the enforcement of existing requirements, might require us to change our compliance programs, incur additional costs or result in unexpected liabilities that could be significant.

Employee Safety Regulations

We are subject to certain health and safety regulations, including regulations issued pursuant to the Occupational Safety and Health Act. These regulations require us to comply with certain manufacturing, health and safety standards to protect our employees from accidents.

Environmental Regulations

We are subject to federal, state and local environmental regulations and requirements, including those governing discharges to air and water, the management of hazardous substances, the disposal of solid and hazardous wastes and the remediation of contamination. Failure to comply with these regulations can have serious consequences for us, including criminal as well as civil and administrative penalties, limitations on our operations, claims for remediation costs, as well as alleged personal injury or property damages and negative publicity. We are involved from time to time in administrative or legal proceedings relating to environmental and health and safety matters, and have incurred and will continue to incur capital and operating expenditures to avoid violations of these laws and regulations.

Based on current information, we do not believe that any costs we may incur relating to environmental matters will have a material adverse effect on our business, financial position or results of operations. However, there can be no guarantee that newly discovered information, more stringent enforcement of or changes in environmental requirements, or other unanticipated events will not result in significant costs.

Insurance

We maintain general liability and product liability, product contamination, property, worker’s compensation, business interruption, director and officer and other insurance in amounts and on terms that we believe are customary for companies similarly situated. In addition, we maintain excess insurance where we reasonably believe it is cost effective.

Legal Proceedings

From time to time, we may be party to litigation that arises in the ordinary course of our business. While it is not feasible to predict or determine the ultimate outcome of these matters, we believe that any ultimate liability with respect to any pending litigation will not adversely affect our business, financial condition and operating results.

MANAGEMENT

Below is a list of our executive officers and directors and their respective ages and a brief account of the business experience of each of them.

Name	Age	Position
John N. Simons, Jr.	56	Chief Executive Officer and Director

Christopher D. Sliva.	53	President and Director

Michael B. Sims	58	Senior Vice President, Chief Financial Officer and Treasurer

George F. Chappelle, Jr.	55	Chief Operating Officer

James L. Clough	54	Chief Commercial Officer and President, Foodservice

Steven D. Booker	56	President, Retail

Tony Schroder	50	President, Convenience

Linn Harson	51	Senior Vice President, General Counsel and Corporate Secretary

Bernie Panchot	58	Senior Vice President, Research and Development

John W. (Bill) Theis, III	50	Senior Vice President, Quality

David Tipton	41	Senior Vice President, Human Resources

Celeste A. Clark, Ph.D.	63	Director

Peter C. Dillingham	52	Director

Dean Hollis	56	Chairman of the Board

Stephen A. Kaplan	58	Director

Gary L. Perlin	65	Director

Matthew C. Wilson	41	Director

John N. Simons, Jr. John N. Simons, Jr. has been our Chief Executive Officer and a member of our board of directors since October 2013. Mr. Simons also served as our President from October 2013 to November 2016. Prior to joining us, Mr. Simons led Fir Hill Ventures, LLC, a consulting firm founded by Mr. Simons that advises beef industry participants on developing domestic and international growth strategies, from December 2010 to October 2013. Prior to his leadership at Fir Hill Ventures, Mr. Simons served in a variety of leadership roles in agribusiness, food and consumer products at Gregory Mountain Products, Swift & Company, Inc., ConAgra Foods, Inc. and Cargill, Inc. Mr. Simons was President and Chief Executive Officer of Gregory Mountain Products from 2006 to 2009, President and Chief Executive Officer of Swift & Company, Inc. from 2002 to 2005 and President and Chief Operating Officer of ConAgra Foods’ red meat division from 1999 to 2002. Prior to joining ConAgra Foods, Mr. Simons held a variety of general manager roles at Cargill, Inc. in the United States, Canada and Australia from 1991 to 1999. Mr. Simons previously served on the board of LiveNation Entertainment, Inc. from 2005 to 2007, where he chaired the compensation committee and served on its audit committee. Mr. Simons holds a Bachelor of Arts in Economics and Political Science from Stanford University and a Master of Business Administration from Harvard University.

Christopher D. Sliva. Christopher D. Sliva became our President and a member of our board of directors in November 2016. Prior to joining us, Mr. Sliva was President and Chief Operating Officer of TreeHouse Foods, Inc., a consumer packaged food and beverage manufacturer. Mr. Sliva joined TreeHouse in July 2012 as Senior Vice President and Chief Operating Officer of TreeHouse’s Bay Valley Foods operating unit. Mr. Sliva also served as Executive Vice President and Chief Operating Officer of TreeHouse and as President of Bay Valley during his time at TreeHouse. Prior to joining TreeHouse, Mr. Sliva held various positions for Dean Foods Company from March 2006 to June 2012, including as Chief Customer Officer for the White Wave Foods division of Dean Foods and President and Chief Operating Officer for the Morningstar division of Dean Foods. Prior to joining Dean Foods, Mr. Sliva held various leadership roles and sales and marketing positions with Eastman Kodak Company, Fort James Corporation and Procter & Gamble Distributing Company. Mr. Sliva holds a Bachelor of Science degree in Business Administration from Washington University.

Michael B. Sims. Michael B. Sims became our Senior Vice President, Chief Financial Officer and Treasurer in February 2012. Prior to joining us, Mr. Sims spent more than two decades in accounting, financial operations, investor relations and corporate development roles with Chiquita Brands International, Inc. From August 2009 to February 2012, Mr. Sims served as Senior Vice President and Chief Financial Officer of Chiquita. Prior to joining Chiquita in September 1988, Mr. Sims served as manager of financial reporting at Staley and in the audit department of Ernst & Young. Mr. Sims presently serves on the board of directors for the Dan Beard Council, Boy Scouts of America. Mr. Sims holds a Bachelor of Science degree in Accounting from Indiana University and successfully completed the Certified Public Accountant exam.

George F. Chappelle, Jr. George F. Chappelle, Jr. became our Chief Operating Officer in November 2016. In this role, Mr. Chappelle is responsible for overseeing our production operations and supply chain as well as all business development activities, including acquisitions, divestitures and other strategic projects. Mr. Chappelle joined us in January 2014 as Senior Vice President, Supply Chain. Prior to joining us, Mr. Chappelle served as Chief Operating Officer of Vi-Jon, Inc. from January 2013 to December 2013 and as Chief Operating Officer of Solo Cup Co. from October 2009 to September 2012. Prior to joining Solo Cup Co., Mr. Chappelle worked for H.J. Heinz Company and Sara Lee Corporation, most recently as Chief Supply Chain Officer for the North American Division of Sara Lee. Mr. Chappelle began his career with The Gillette Company. Mr. Chappelle holds a Bachelor of Science degree from Westfield State University and a Master of Science degree from Lesley University.

James L. Clough. James L. Clough became our President, Foodservice in July 2013 and our Chief Commercial Officer in November 2016. In these roles, Mr. Clough will continue to lead the sales, marketing and financing functions for our foodservice business and will have additional leadership responsibilities related to our customer-centric efforts. Prior to joining us, Mr. Clough served as President, Foodservice at Schwan’s Food Service Inc. from June 2010 to July 2013. Prior to joining Schwan’s Food, Mr. Clough was President of Fresh Start Bakeries from January 2008 to October 2010. Mr. Clough has also served in senior leadership positions at Bunge Foods Group, Heinz Foodservice and ConAgra Foods. Mr. Clough presently serves on the board of directors for Kwik Trip, Inc. and is also the chairman of the audit committee. Mr. Clough previously served on the board of directors of the School Nutrition Foundation, the International Foodservice Manufacturers Association and the Global Child Nutrition Foundation. Mr. Clough received his Bachelor of Science degree in Industrial Management from the University of Akron and a Master’s degree in Liberal Arts from Baker University. Mr. Clough is also accredited by the School Nutrition Association as a School Nutrition Specialist.

Steven D. Booker. Steven D. Booker became our President, Retail in November 2015. Prior to joining us, Mr. Booker served as Senior Vice President, Customer Development at ConAgra Foods from June 2014 to November 2015. In this role, Mr. Booker led the customer development team, which spanned ConAgra Foods’ branded and private label businesses and was focused on the successful execution of business initiatives with U.S. retailers. Prior to this role, Mr. Booker served as Senior Vice President, Private Brand Sales from February 2013 to June 2014 at ConAgra Foods. In this role, Mr. Booker led the customer-facing integration of Ralcorp Holdings, Inc. following ConAgra Foods’ acquisition of the private brands business. From June 2010 to February 2013, Mr. Booker served as Vice President and General Manager, Frozen at ConAgra Foods. Prior to joining ConAgra Foods, Mr. Booker served as Vice President Sales, Laundry Care and Home Cleaning, at The Clorox Company, and also in field sales roles at Proctor & Gamble. Mr. Booker holds a Bachelor of Science degree in Business Administration with a concentration in Marketing from California Polytechnic State University at San Luis Obispo.

Tony Schroder. Tony Schroder became our President, Convenience in September 2010. In this role, Mr. Schroder oversees our convenience segment. Mr. Schroder joined us as a production supervisor in February 1991 and has served in various capacities prior to his current position. Mr. Schroder has served as our Senior Vice President of Sales and as a Group Vice President of Sales, Marketing and Product Development for the vending, convenience and warehouse retail divisions. Mr. Schroder has also worked within our other business segments in a variety of national and sales management positions. Mr. Schroder previously served on the board of directors of the National Automatic Merchandising Association (NAMA) and is a NAMA Certified Executive, a designation awarded to distinguished professionals in the field. Mr. Schroder holds a Bachelor of Arts degree in Business Management from Northern Kentucky University.

Linn Harson. Linn Harson became our Senior Vice President, General Counsel and Corporate Secretary in August 2016. In this role, Ms. Harson oversees all legal and corporate governance requirements for us. Prior to joining us, Ms. Harson was a partner at Thompson Hine LLP in the corporate transactions and securities practice group and acted as our outside general counsel. Ms. Harson joined Thompson Hine in 1996. Ms. Harson holds a bachelor’s degree from The Ohio State University and a Juris Doctor degree from the University of Dayton School of Law. Ms. Harson currently serves as a member of the University of Dayton School of Law’s advisory council.

Bernie Panchot. Bernie Panchot became our Senior Vice President, Research and Development in August 2014. Ms. Panchot joined us as a Vice President, Research and Development in December 2008. Ms. Panchot brings over 35 years of food industry experience to us. Prior to joining us, Ms. Panchot served in a variety of positions with Koch Foods, Sara Lee Corporation and, Lamb Weston, Inc., a division of ConAgra Foods. Ms. Panchot previously served on the board of directors for the Nutrition Council of Greater Cincinnati. Ms. Panchot holds a Bachelor of Science degree in Food Science and Technology from Oregon State University.

John W. (Bill) Theis, III. John W. (Bill) Theis, III became our Senior Vice President, Quality in June 2012. In this role, Mr. Theis oversees quality, food safety and regulatory compliance. Mr. Theis also oversees ongoing education of our employees in the areas of HACCP food safety and quality, Good Manufacturing Practices and Allergen Controls. Prior to joining us, Mr. Theis was a director of quality and technical services at The Wornick Company from 2009 to June 2012, responsible for the delivery of stable-shelf and frozen food products to the U.S. Department of Defense, foreign military and commercial customers. Mr. Theis began his career at The Procter & Gamble Company and spent more than 20 years in various roles in research and development, manufacturing and quality assurance. Mr. Theis holds a Bachelor of Science degree in Chemical Engineering from University of Cincinnati.

David Tipton. David Tipton became our Senior Vice President, Human Resources in August 2016. Prior to joining us, Mr. Tipton acted as Vice President, Human Resources for International Equipment Solutions, LLC, a global engineered equipment company, from August 2012 to March 2016. Prior to joining International Equipment Solutions, Mr. Tipton was responsible for business transformation and human resources for the North American division of Fonterra Cooperative Ltd from June 2011 to August 2012. Mr. Tipton has also served in a number of roles for Pepsi Americas, Inc., Coca-Cola Enterprises, Inc. and Sears, Roebuck & Co. Mr. Tipton holds a Bachelor of Science degree in Industrial and Labor Relations from Cornell University, and a Master of Business Administration from the University of Chicago.

Celeste A. Clark, Ph.D. Celeste A. Clark, Ph.D. has served as our director since February 2016. Dr. Clark served as the Senior Vice President of Global Public Policy and External Relations for Kellogg Company, and was a member of Kellogg’s global executive leadership team. Dr. Clark also served as Kellogg’s Chief Sustainability Officer and President of the Kellogg Corporate Citizenship Fund, the company’s philanthropic entity. Dr. Clark provided leadership for Kellogg’s worldwide communications, nutrition science and regulatory programs, and corporate social responsibility functions. Dr. Clark presently serves on the board of directors of Mead Johnson Nutrition Company where she serves on the risk and compliance, and science and technology committees, and was also a member of the nominating and governance committee. Dr. Clark served as a director and member of the nominating and governance and compensation committees of Diamond Foods, Inc. She is a board member and chair of the nominating and governance committee of AAA-Michigan. She is also a Trustee of the W.K. Kellogg Foundation where she serves on the audit and board development committees. Dr. Clark is the principal of Abraham Clark Consulting, LLC and an adjunct professor at Michigan State University in the Department of Food Science and Human Nutrition. Dr. Clark is a member of several professional organizations including the American Society of Nutrition, National Academy of Nutrition and Dietetics, and The Links, Incorporated, and various local and civic organizations. Dr. Clark holds a bachelor’s degree from Southern University, a master’s degree from Iowa State University and a doctorate from Michigan State University.

Peter C. Dillingham. Peter C. Dillingham has served as our director since 2014. Mr. Dillingham was appointed to our board of directors by certain of our pre-initial public offering stockholders pursuant to our pre-initial public offering stockholders agreement, which automatically terminated upon consummation of our initial public offering on July 20, 2016. Mr. Dillingham presently serves as President of A & P Holdings, LLC, a role he’s held since October 2010. Mr. Dillingham is the former Chief Operating Officer of Advance Food Company and served in that role from March 2000 to September 2010. Mr. Dillingham also served as our Senior Vice President, Sales Operations from October 2010 to June 2013. Mr. Dillingham presently serves as Chairman of No Man’s Land Foods, LLC and is on the boards of REVx Technologies, Inc. and Denny Price YMCA. Mr. Dillingham also serves as President of Denny Price YMCA. Mr. Dillingham has previously served on the board of directors of Cherokee Strip Community Foundation, Loaves & Fishes of Northwest Oklahoma and Leadership Oklahoma. Mr. Dillingham holds a Bachelor of Science degree in Petroleum Engineering from Colorado School of Mines.

Dean Hollis. Dean Hollis has served as our director since 2008. Mr. Hollis presently serves as a senior advisor for Oaktree. Prior to retiring in 2008, Mr. Hollis served as the President and Chief Operating Officer of the Consumer Foods Division of ConAgra Foods from December 2004 to July 2008. In that role, Mr. Hollis developed and executed a worldwide business transformation strategy, while overseeing the largest part of the ConAgra Foods portfolio. During Mr. Hollis’ 21 years with ConAgra Foods, he held many executive level positions, including Executive Vice President, Retail Products; President, Grocery Foods; President, Frozen Foods; President, Specialty Foods; and President, Gilardi Foods. Mr. Hollis presently serves as Chairman of the board of directors of SunOpta Foods, Inc. and on the board of trustees at Stetson University. Mr. Hollis previously served on the board of directors of Diamond Foods, Inc., where he served on the audit and nominating and governance committees. Mr. Hollis also previously served on the board of directors of Boulder Brands, Inc., where he served as Chair of the board of directors and on the audit committee. Mr. Hollis also served on the board of directors of Landec Corporation, where he chaired the compensation committee. Dean has several privately held businesses and investments, ranging from transportation services, to specialized retail. Mr. Hollis is a graduate of Stetson University. Mr. Hollis also currently serves as Chair of the Board of Trustees of Brownell Talbot College Preparatory School.

Stephen A. Kaplan. Stephen A. Kaplan has served as our director since 2008. Mr. Kaplan is an Advisory Partner and a former Principal and head of Oaktree’s Special Situations Group. He joined Oaktree in 1995, having previously served as a managing director of TCW and portfolio manager in the TCW Special Credits Group. Prior to joining TCW in 1993, Mr. Kaplan was a Partner with the law firm of Gibson, Dunn & Crutcher. He presently serves on the boards of Regal Entertainment Group and Townsquare Media, Inc. Mr. Kaplan previously served on the boards of Oaktree Capital Group, LLC, Alliance HealthCare Services, Inc., Genco Shipping and Trading Ltd. and General Maritime Corporation. In addition, he currently serves on the boards of several private companies and nonprofit organizations, including the UCLA Jonsson Comprehensive Cancer Center Foundation and the New York University School of Law Foundation. Mr. Kaplan graduated with a B.S. degree in political science summa cum laude from the State University of New York at Stony Brook and a J.D. from the New York University School of Law.

Gary L. Perlin. Gary L. Perlin has served as our director since March 2016. Mr. Perlin is the retired Chief Financial Officer of Capital One Financial Corporation and served in that role from July 2003 to May 2013.

Mr. Perlin also advised the U.S. Department of the Treasury as Special Government Employee from February 2014 to June 2014. Mr. Perlin currently serves on the board of directors of Abt Associates, Inc., where he serves as Non-Executive Chairman of the Board. Mr. Perlin also currently serves on the boards of State Farm Mutual Automobile Insurance Company, where he chairs the audit committee, and State Farm Bank, FSB, where he chairs the credit committee. Mr. Perlin previously served on the board of directors of Avolon Holdings, Ltd., where he chaired the audit committee and risk committee. Mr. Perlin was educated at the Georgetown University School of Foreign Service with a degree in International Affairs, the London School of Economics with an M.Sc. in Economics, and earned an M.P.A., Economics and Public Policy, from Princeton University’s Woodrow Wilson School of Public and International Affairs.

Matthew C. Wilson. Matthew C. Wilson has served as our director since 2008. Mr. Wilson is a Managing Director who has been with Oaktree since November 2007. He began serving as a Co-Portfolio Manager within the Special Situations Group since 2014, and maintains responsibility for the U.S. Global Principal team and all of its investment activities. Mr. Wilson leads Oaktree’s investing efforts in the consumer sector where he is responsible for sourcing, analyzing and executing transactions as well as monitoring portfolio companies in the food and beverage, retail/restaurant and consumer products sectors. Mr. Wilson worked at H.I.G. Capital, LLC from 2003 to 2007, where he was a founding member of Bayside Capital, Inc., a firm focused on special situations and credit-oriented investments. From 1999 to 2001, he worked at J.H. Whitney & Co., in its middle market buyout group. Mr. Wilson began his career in the Investment Banking division at Merrill Lynch & Co. where he worked from 1997 to 1999. He currently serves as Chairman of Agro Merchants Group, LLC and Quiksilver, Inc., and on the board of Glam Squad, Inc. Mr. Wilson previously served on the boards of Billabong International Ltd., Diamond Foods, Inc. and Bridge Direct, Inc. He is also Chairman of the Board of Trustees of The Children’s Bureau of Los Angeles. Mr. Wilson earned a B.A. degree with distinction in economics and history from the University of Virginia and an M.B.A. from the Harvard Business School.

Composition of our Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of eight directors. We have a classified board of directors, with two directors in Class I (Mr. Kaplan and Mr. Sliva), three directors in Class II (Mr. Dillingham, Mr. Simons and Mr. Hollis) and three directors in Class III (Dr. Clark, Mr. Wilson and Mr. Perlin). Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that the number of directors in each class is nearly equal as possible. See “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law—Classified Board of Directors.” In addition, we entered into a new stockholders agreement with our principal stockholders in connection with our initial public offering. This agreement grants Oaktree the right to designate nominees to our board of directors, subject to the maintenance of specified ownership requirements. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Under our amended and restated certificate of incorporation, our board of directors must consist of no fewer than five and no more than eleven directors, with the exact number of directors determined from time to time by resolution of our board of directors. Subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders agreement with our principal stockholders, any newly created directorship or vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when Oaktree and its affiliates beneficially own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, any newly created directorship on our board of directors that results from an increase in the number of directors and any vacancy occurring in our board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by stockholders). Each director will hold office until the annual meeting of stockholders for the year in which his or her term expires and until his or her successor has been duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

Our board of directors has determined that Dr. Clark, Mr. Hollis and Mr. Perlin are independent as defined in the federal securities laws and the NYSE rules. We expect our board of directors to determine that Mr. Dillingham is independent in advance of our next annual meeting of stockholders.

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, our board of directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our board of directors considered the following important characteristics, among others: (1) Mr. Simons, our Chief Executive Officer, has extensive experience in the food industry through his leadership positions with agribusiness, food and consumer products companies; (2) Mr. Sliva, our President, has extensive experience as a public food company executive; (3) Mr. Kaplan and Mr. Wilson have significant financial, investment and operational experience from their involvement in Oaktree’s investments in numerous portfolio companies and have played active roles in overseeing those businesses; (4) Dr. Clark has extensive experience with board governance, compliance and risk management, nutritional science and regulatory affairs; (5) Mr. Dillingham has significant experience in the food industry; (6) Mr. Hollis has significant executive level experience in the food industry and extensive experience with public companies; and (7) Mr. Perlin has significant financial, business and public company experience. Our board of directors also considered how Mr. Simons’ role as our Chief Executive Officer and Mr. Sliva’s role as our President would provide valuable information about the status of our day-to-day operations and bring a management perspective to the deliberations of our board of directors.

Board Leadership Structure

Our board of directors is led by Mr. Hollis, our Non-Executive Chairman. The Chief Executive Officer position is separate from the Chairman position. We believe that the separation of the Chairman and Chief Executive Officer positions is appropriate corporate governance for us at this time.

Role of Board in Risk Oversight

Our board of directors has extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight through the regular reporting by the Audit Committee. The Audit Committee represents our board of directors by periodically reviewing our accounting, reporting and financial practices, including the integrity of our financial statements, the surveillance of administrative and financial controls and our compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal and internal audit functions, the Audit Committee reviews and discusses all significant areas of our business and summarizes for our board of directors all areas of risk and the appropriate mitigating factors. In addition, our board of directors receives periodic detailed operating performance reviews from management.

Controlled Company Exception

Because our principal stockholders currently control a majority of the voting power of our outstanding common stock, we are a “controlled company” within the meaning of the corporate governance standards of the NYSE. As a result, we are permitted, and have elected, not to comply with certain corporate governance standards, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a compensation committee that is composed entirely of independent directors, and (3) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors.

Upon completion of this offering, our principal stockholders will no longer control a majority of the voting power of our outstanding common stock. As a result, we will no longer be a “controlled company” within the meaning of the NYSE. However, we will continue to qualify for, and may rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to stockholders of other companies during a one-year transition period. The NYSE rules will require that we (1) have a board of directors that is composed of a majority of “independent directors” as defined under the rules of the NYSE within one year of the date we no longer qualify as a “controlled company,” (2) have a compensation committee that consists of a majority of independent directors within 90 days of the date we no longer qualify as a “controlled company” and consists entirely of independent directors within one year of the date we no longer qualify as a “controlled company,” and (3) have a nominating and corporate governance committee that consists of a majority of independent directors within 90 days of the date we no longer qualify as a “controlled company,” and consists entirely of independent directors within one year of the date we no longer qualify as a “controlled company.” During these transition periods, we may continue to utilize the available exemptions from certain corporate governance requirements, as permitted by the NYSE rules. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Board Committees

The standing committees of our board of directors consist of an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Our Chief Executive Officer and other executive officers regularly report to the non-executive directors and the Audit Committee, the Compensation Committee and the Nomination and Corporate Governance Committee to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of our board of directors provides appropriate risk oversight of our activities given the controlling interests held by our principal stockholders.

Audit Committee

The members of our Audit Committee are Mr. Perlin (Interim Chairman), Dr. Clark and Mr. Wilson. Our board of directors has determined that Dr. Clark and Mr. Perlin qualify as independent directors under the corporate governance standards of the NYSE and the independence requirements of Rule 10A-3 of the Exchange Act. We expect Mr. Wilson to resign from the Audit Committee within one year of the completion of our initial public offering so that all of our Audit Committee members will be independent as such term is defined in Rule 10A-3(b)(i) under the Exchange Act and under the NYSE. Our board of directors has determined that each member of our Audit Committee qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The purpose of the Audit Committee is to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our board of directors in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, (4) the performance of our internal audit function and (5) the performance of our independent registered public accounting firm.

The written charter for the Audit Committee is available on our website. The information contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

Compensation Committee

The members of our Compensation Committee are Mr. Perlin (Chairman), Mr. Dillingham, Mr. Hollis and Mr. Wilson.

The purpose of the Compensation Committee is to assist our board of directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

The written charter for the Compensation Committee is available on our website. The information contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

Nominating and Corporate Governance Committee

The members of our Nominating and Corporate Governance Committee are Dr. Clark (Chairman), Mr. Dillingham and Mr. Hollis.

The purpose of our Nominating and Corporate Governance Committee is to assist our board of directors in discharging its responsibilities relating to (1) identifying individuals qualified to become new board members, consistent with criteria approved by our board of directors, (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that our board of directors select, the director nominees for the next annual meeting of stockholders, (3) identifying board members qualified to fill vacancies on any board committee and recommending that our board of directors appoint the identified member or members to the applicable committee, (4) reviewing and recommending to our board of directors corporate governance guidelines applicable to us, (5) overseeing the evaluation of our board of directors and management and (6) handling such other matters that are specifically delegated to the committee by our board of directors from time to time.

The written charter for the Nominating and Corporate Governance Committee is available on our website. The information contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Ethics

Our code of business conduct and ethics applies to all of our employees, officers and directors, including our chief executive and senior financial officers, and is available on our website. The information contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

Compensation Discussion and Analysis

Compensation Program Objectives and Design

Our compensation program for our executive officers (including our “named executive officers” identified in the Summary Compensation table) is designed to (1) attract and retain top talent; (2) motivate and reward the performance of senior executives in support of achievement of strategic, financial, and operating performance objectives; and (3) align our executives’ interests with our investors. In order to achieve these goals, we target total direct compensation (which consists of base salary, target annual cash incentive compensation and target long-term equity incentive awards) for our executive officers at the 50th percentile of our identified peer group of companies, as discussed below. In doing so, we weight overall total direct compensation towards longer term incentives which aligns our executives’ compensation with our investors’ interests. To encourage pay for performance, we place a meaningful emphasis on variable versus fixed pay for our executive officers through the grant of long-term equity based compensation. This provides our executive officers a reward for achieving exceptional business results, while encouraging our executives to think and act like owners aligned with stockholders.

Role of our Compensation Committee in Setting Executive Compensation

Our Compensation Committee has overall responsibility for determining the compensation of our executive officers. Members of our Compensation Committee are appointed by our board of directors. Our Compensation Committee consists of Mr. Perlin (Chairman), Mr. Dillingham, Mr. Hollis and Mr. Wilson, each of whom qualify as an “outside director” under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). See the section entitled “Management—Board Committees—Compensation Committee.”

Role of Compensation Consultant

Our Compensation Committee has the authority to engage the services of outside consultants to assist it in making decisions regarding the establishment of our compensation programs and philosophy. Our Compensation Committee has retained Board Advisory as its compensation consultant to advise it in matters related to executive officers, including the design of our executive compensation program.

Role of Executive Officers in Compensation Decisions

For executive officers other than our Chief Executive Officer and President, our Compensation Committee seeks and considers input from our Chief Executive Officer and our President regarding such executive officers’ responsibilities, performance and compensation. Specifically, our Chief Executive Officer and President recommend base salaries and equity award levels that are used in our compensation program, and advise our Compensation Committee regarding the compensation program’s ability to attract, retain and motivate executive talent. These recommendations reflect compensation levels that our Chief Executive Officer and President believe are qualitatively commensurate with an executive officer’s individual qualifications, experience, responsibility level, functional role, knowledge, skills and individual performance, as well as our performance. Our Compensation Committee considers our Chief Executive Officer’s and President’s recommendations, but may adjust up or down as it determines in its discretion, and approves the specific compensation for all the executive officers. Our Compensation Committee also relies on the experience of its members in determining and approving the specific compensation amounts. All such compensation determinations are largely discretionary.

Elements of Compensation

The components of compensation for our named executive officers are:

•	Base salary;

•	Cash incentive compensation in the form of annual performance bonus (also called our Management Incentive Plan);

•	Equity compensation under awards;

•	Post-termination severance payments in limited circumstances; and

•	Benefit plan participation at the same levels provided to employees generally.

In general, we target total direct compensation for our executive officers as approximately 30% toward base salary; 20% toward annual performance bonus compensation and 50% toward long-term equity compensation awards. We believe this creates an appropriate allocation of short-term and long-term incentives to ensure executive officers are properly balancing the need for consistent annual performance with the need for consistent performance over a multiple year horizon. In addition, this allocation of compensation is intended to ensure that our executive officers share in both downside risk and upside opportunity based on our performance.

Base Salary

Base salaries are intended to compensate our named executive officers and all other salaried employees for their basic services performed for us on an annual basis. In setting base salaries, we take into account the employee’s experience, the functions and responsibilities of the positions, salaries for similar positions within our peer group and for competitive positions in the food industry generally and any other factor relevant to that particular job. We generally aim to pay at the 50th percentile of our peer group for each position, but do not confine ourselves to this practice if other factors, such as experience, warrant a lower or higher base salary. Base salaries may be adjusted from time to time based on a named executive officer’s performance or changes in job responsibilities, or may be supplemented by increased annual bonus or long-term incentive compensation opportunities as determined appropriate by our Compensation Committee. Our Chief Executive Officer and our President recommend to our Compensation Committee the base salaries for their direct reports. Our Chief Executive Officer’s and President’s base salaries are set by our Compensation Committee, and are approved by our board of directors.

Cash Incentive Compensation

APF maintains four incentive-based compensation plans designed to provide “pay for performance” for our employees: the Management Incentive Plan, the Sales Incentive Plan, the Gainsharing Plan and the Profit Sharing Plan. All of our named executive officers participate in the Management Incentive Plan. For 2016, the Management Incentive Plan was structured as follows:

2016 Management Incentive Plan

Participants (#)	Total Target	Metrics
138	$6.7 million	150% funding @ $305 million EBITDA 125% funding @ $295 million EBITDA 100% funding @ $285 million EBITDA 75% funding @ $275 million EBITDA 50% funding @ $265 million EBITDA

Payouts under the Management Incentive Plan are based on fiscal (calendar) year performance, and are scheduled to be made in February of each year for the prior fiscal year. Employees must remain on the payroll until the respective plan payment dates to remain eligible for a payout. Generally, new hires in January or February are eligible for full 12 months of bonus consideration; associates hired between March 1 and September 30 are eligible for a pro-rated bonus in that fiscal year; associates hired between October 1 and December 31 are not eligible for bonus participation until the following full fiscal year. Our Compensation Committee evaluates our named executive officers’ achievement of specific performance goals with strong emphasis on their contributions to overall company performance in addition to their individual function. Bonus amounts are determined based on our Compensation Committee’s assessment of a number of quantitative and qualitative factors. The target performance levels are challenging but achievable with strong performance, whereas the maximum performance levels represent stretch goals. Based on the funding level, awards are modified by an individual performance factor. The individual performance factor is based on an individual’s performance review rating and can vary from zero percent (0%) of the funding level for failing to meet expectations to up to one hundred thirty percent (130%), and beyond in extraordinary situations, of the funding level for exceeding all performance expectations.

Equity Compensation under our 2009 Omnibus Equity Incentive Plan

Our 2009 Omnibus Equity Incentive Plan (our “2009 Plan”) allows for the following types of equity awards: stock options, share appreciation rights, restricted shares (also known as restricted stock), deferred shares (or restricted share units), performance shares and other share-based awards. Our employees, directors and consultants constitute eligible participants under the terms of our 2009 Plan. Under our 2009 Plan, we provide our employees and directors with equity compensation to further align management’s interests with those of our stockholders. We intend that the prospective value of our annual long-term equity compensation awards will be comprised of 50% stock options and 50% restricted share units, although this allocation may be adjusted to reflect peer company practices, the inclusion of restricted share awards and the potential introduction of performance share awards.

Our Compensation Committee considers it in the best interests of our stockholders to encourage the continued attention and dedication of our senior executive officers to their assigned duties without distraction in the event of a change in control. Therefore, in the event of a “Change in Control” of the company, the vesting of a portion of equity grants under our 2009 Plan will accelerate and such grants will become immediately vested pursuant to the award agreements thereunder. See “Potential Payments Upon Termination or Change in Control” below for additional information.

Peer Company Analysis

For purposes of designing and setting compensation levels for our executive officers, in fiscal 2016 our Compensation Committee, with the advice of its retained consultant, has designated a peer group of companies for comparison purposes. While our Compensation Committee intends to regularly review and make adjustments to this peer group of companies, the peer group for purposes of designing our executive compensation program is currently comprised of the following companies: B&G Foods; Flowers Foods; J & J Snack Foods; Lancaster Colony; Pinnacle Foods; Post Holdings; Sanderson Farms; Snyder’s-Lance and TreeHouse Foods. These companies represent competitive peers with last-fiscal year revenues ranging from approximately $960 million to $5.0 billion, with market capitalizations ranging from $2.1 billion to $6.0 billion.

Post-termination Severance Payments

For the reasons stated in “Equity Compensation under our 2009 Omnibus Equity Incentive Plan,” we provide all of our named executive officers with post-termination severance payments in the event of either termination by us without “Cause” or termination by an executive under limited circumstances in connection with a change in control. In fiscal 2016 we adopted the AdvancePierre Foods, Inc. 2016 Executive Severance Plan (the “Executive Severance Plan”), a cash severance plan pursuant to which each of our executive officers is entitled to cash severance and Company-paid COBRA coverage upon a qualifying termination, subject to the terms thereof. Under the Executive Severance Plan, each of our executive officers is entitled to the better of cash severance which may be payable to them under their employment agreements with APF or the following multiples of base salary and the two-year average of prior years’ bonuses: two times for our Chief Executive Officer, one and a half times for our Chief Financial Officer and one times for other executive officers. See also “Employment Agreements” and “Other Change of Control and Severance Agreements” for additional information.

Benefit Plan Participation: 401(k) Plan and Other Benefits

We provide various other benefits and compensation-related programs to our named executive officers and other employees, which allow us to provide a full and comprehensive compensation package. This full package of compensation elements is important to our objectives to attract, retain and incent high-quality employees. The elements of our compensation program not otherwise discussed above are:

•	A 401(k) plan in which we match up to 100% of the participant deferrals up to 3% of the participant’s compensation, plus 50% of the amount of the participant’s deferrals between 3% and 5% of the participant’s compensation, up to a maximum company contribution of 4% of the employee’s pay (up to the Internal Revenue Code annual covered compensation limit);

•	Medical and dental insurance for which we pay approximately 75% of the premiums;

•	Life and Accidental Death and Dismemberment insurance paid for by us;

•	Short-Term Disability insurance paid for by us; and

•	Long-Term Disability benefit which is a voluntary benefit for general employees (employee paid). For named executives, the benefit is paid for by us. Additionally, we provide a supplemental Long-Term Disability benefit to our named executives.

In establishing and providing the plans noted above, we use outside benefits consultants for 401(k), medical, dental and other employee benefits plan design. Each of the outside consultants provides advice not less than annually about the plan designs for similar manufacturing companies across the United States. As with other elements of compensation, we strive to provide competitive benefits to attract high quality executives. We believe that the benefits noted in this section generally are competitive with all similarly situated manufacturers and competitors with exceptions made where we believe necessary based on the communities where we are located.

We do not sponsor a defined benefit pension plan.

Share Ownership Guidelines

In the interest of good corporate governance and to further align the long-term interests of our executives with our investors, our Compensation Committee has adopted guidelines setting forth target stock ownership levels of six times total annual base salary for our Chief Executive Officer, six times total annual base salary for our President, three times total annual base salary for our Chief Financial Officer and one times total annual base salary for our other officers. Our executive officers have five years within which to achieve the guidelines, although the guidelines have been achieved by all of our executive officers as of this offering.

Summary Compensation Table

The following table summarizes the compensation of our named executive officers for the fiscal year ended December 31, 2016 to the extent they served as executive officers in such year.

Name and Principal Position	Fiscal Year	Salary	Bonus(3)	Stock Awards(4)	Option Awards(4)	All other Compensation(5)	Total
John N. Simons, Jr.(1)	FY 2016	$614,423	$424,493	$1,589,081	$879,588	$193,791	$3,701,376
CEO	FY 2015	$550,000	$1,000,000	$700,000	$—	$245,201	$2,495,201
Michael B. Sims	FY 2016	$448,846	$—	$2,317,818	$175,916	$25,822	$2,968,402
CFO	FY 2015	$420,000	$410,000	$137,500	$—	$11,154	$978,654
Christopher D. Sliva(2)	FY 2016	$92,308	$325,000	$5,325,017	$—	$330,287	$6,072,612
President
George F. Chappelle, Jr.	FY 2016	$449,039	$—	$2,317,818	$175,916	$25,822	$2,968,595
Chief Operating Officer	FY 2015	$425,000	$400,000	$206,250	$—	$11,161	$1,042,411
James L. Clough	FY 2016	$447,500	$—	$2,317,818	$175,916	$25,822	$2,967,056
Chief Commercial Officer and President, Foodservice	FY 2015	$385,000	$360,000	$206,250	$—	$11,108	$962,358

(1)	As described under “Employment Agreements” below, on November 7, 2016, we and APF entered into a transition and separation agreement with Mr. Simons, pursuant to which Mr. Simons will resign from his employment with us effective March 31, 2017 and from his service on our board of directors effective as of the date of the 2017 annual meeting of our stockholders. Mr. Simons agreed to resign from the position of President effective November 14, 2016 and subsequently resign from the position of Chief Executive Officer effective March 31, 2017. The transition and separation agreement supersedes and replaces Mr. Simons’ employment agreement.
(2)	As described under “Employment Agreements” below, Mr. Sliva began serving as our President, effective November 14, 2016, and will also become our Chief Executive Officer, effective upon such date as determined by the Board but in no event later than December 31, 2017 (and which is expected to occur on March 31, 2017 or such earlier date on which Mr. Simons resigns from employment). Mr. Sliva will serve as a member of the Board during the term of his employment agreement.
(3)	Bonuses with respect to performance during fiscal 2016 have not yet been determined and are not included in the table above. Bonuses with respect to performance during fiscal 2016 are expected to be determined in late January and paid in February 2017. See “Employment Agreements” below for additional information. For Mr. Simons, amount includes a liquidity event bonus of $424,493 paid in connection with the pre-IPO surrender of shares of common stock by Mr. Simons as repayment of promissory notes; such amount reflects the difference between the IPO price of our common stock over the value of the stock on the date of surrender. Mr. Sliva is ineligible for a 2016 annual bonus but received a $325,000 signing bonus, as described further under “Employment Agreements” below.
(4)	The amounts included in this column represent the grant date fair value of stock and option awards computed in accordance with FASB ASC Topic 718. For restricted stock and restricted stock units, the grant date fair values on August 26, 2016 and November 14, 2016, were $25.69 per share and $25.65 per share, respectively. For stock options, the grant date fair value on August 26, 2016 was $4.74 per option share. The valuation assumptions used in calculating the grant date fair value of these awards are set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.” For Mr. Sliva, the amount includes grants of common stock with a grant date value of $325,011 and restricted stock units with a grant date value of $5,000,006, as described further under “Employment Agreements” below.
(5)

With respect to fiscal 2016, for Mr. Simons, this amount is comprised of charges incurred in connection with Mr. Simons’ personal use of private jets (the charges for which were incurred and billed to us on an all-inclusive basis as a function of jet category and flight duration) ($133,626), relocation expenses ($21,097), dividends paid on unvested restricted stock units ($17,320), 401(k) plan company match

($10,600), and miscellaneous perquisites and personal benefits (comprising non-private airfare charges incurred for personal trips, hotel expenses, and life insurance premiums and a holiday gift card (collectively, $11,148). For Mr. Sliva, this amount is comprised of accrued allowances for relocation ($272,000) and reimbursement of moving expenses ($30,000) pursuant to his employment agreement, dividends paid on unvested restricted stock units ($27,290), and miscellaneous perquisites and benefits comprising life insurance premiums and a holiday gift card (collectively, $997). For each of Messrs. Sims, Chappelle and Clough, this amount is comprised of dividends paid on unvested restricted stock units ($14,380), 401(k) plan company match ($10,600) and miscellaneous perquisites and personal benefits comprising life insurance premiums and a holiday gift card (collectively for each such person, $842).

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal Year 2016

Employment Agreements

John N. Simons, Jr. (Chief Executive Officer). APF entered into an employment agreement with Mr. Simons effective as of September 30, 2013. Pursuant to his employment agreement, Mr. Simons is entitled to a base salary of $550,000, which APF increased to $675,000 in 2016, and an annual bonus ranging from 0% to 200% of his base salary, with the board of directors historically setting the target amount at 100% of base salary, determined according to overall company EBITDA. Mr. Simons received an equity award in connection with entry into his employment agreement and became eligible to participate in our 401(k) plan, health insurance, short-term and long-term disability insurance, life insurance and other employee benefit plans with the terms and conditions of those plans, as may be amended from time to time. Mr. Simons’ employment agreement contains benefits to be paid in the event of resignation for “Good Reason” (as defined below) or termination by APF for reasons other than “Cause” (as defined below), death or disability. Under such circumstances and contingent upon Mr. Simons signing and not revoking a comprehensive release of claims substantially in a form provided by APF, Mr. Simons would receive: (1) a severance payment equal to 1.5 times his then-current base salary; plus (2) 1.5 times the average of the two annual bonuses paid to him with respect to the immediately preceding two years (or, if such termination occurs after the first complete year but before the second complete year following his commencement of employment, 1.5 times the average of the actual bonus paid with respect to the first full fiscal year commencing with his employment and the bonus that would have been paid for the then-current fiscal year had performance been met at the 100% achievement level); plus (3) COBRA continuation coverage until the earlier of (a) 18 months following the date of his termination of employment or (b) the date on which he obtains other medical plan coverage, whether from another employer or elsewhere. Also under the terms of Mr. Simons’ employment agreement, upon the occurrence of any “Change in Control” (as defined below), his outstanding equity, annual bonus and long-term incentive awards will immediately vest (and not be subject to forfeiture for any reason) in a manner to enable him to fully participate in such Change in Control transaction and, to the extent any vested options granted on or after the effective date of his employment agreement survive such Change in Control, will remain vested and exercisable in accordance with their original terms (including in connection with a termination of his employment with APF).

For purposes of Mr. Simons’ employment agreement,

•	“Cause” means the conviction or commission of or the entry of a guilty plea or plea of no contest to any felony or to any other crime involving moral turpitude.

•

“Change in Control” means (1) the acquisition by certain persons (as further defined in Mr. Simons’ employment agreement) of beneficial ownership of 50% or greater of either (a) the then-outstanding shares of common stock or other equity interest of us or (b) the combined voting power of the then-outstanding voting securities of us entitled to vote generally in the election of directors; (2) individuals who, as of the effective date of Mr. Simons’ employment agreement, constitute our board of directors cease for any reason to constitute a majority thereof, other than the election of replacement directors by a vote of at least a majority of incumbent directors; (3) the consummation of a merger or consolidation or sale or other disposition of all or substantially all of our assets, unless following such business transaction (a) all or substantially all of the individuals and entities who were the beneficial owners of the outstanding equity interest and outstanding voting securities immediately prior to such business transaction beneficially own, directly or indirectly, 50% or more of, respectively, the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the entity resulting from the business transaction in substantially the same proportion as their ownership immediately prior to such business transaction; and (b) at least a majority of the members of the board of directors of the corporation resulting from such business transaction were members of the incumbent board at the time of the execution of the initial agreement, or of the action of the board of directors, providing for such business transaction; or (4) the approval by our stockholders of a complete liquidation or dissolution of us.

•	“Good Reason” means the occurrence of any of the following events, if Mr. Simons provides APF with adequate notice as provided in his agreement: (1) a diminution in Mr. Simons’ base salary or target bonus, except for any reduction not to exceed 10% of his salary or target bonus if such reduction is applicable to all executive officers; (2) the failure to pay any compensation required under the terms of his employment agreement; (3) a material diminution in Mr. Simons’ authority, duties or responsibilities; (4) a relocation of Mr. Simons’ primary business office by greater than 50 miles from such office as of the effective date of his employment agreement; (5) a requirement that Mr. Simons report to a person or entity other than the board of either APF or us; or (6) any other action or inaction that constitutes a material breach by APF of Mr. Simons’ employment agreement (as it may be amended from time to time).

In connection with Mr. Simons’ anticipated retirement and appointment of a successor Chief Executive Officer and President, on October 26, 2016, Mr. Simons agreed to waive his right to terminate his employment for Good Reason (as defined in his employment agreement) and receive severance payments and benefits following such termination pursuant to his employment agreement by reason of his resignation from the positions of President and Chief Executive Officer at such time as his successor is appointed to such positions pursuant to a waiver agreement with APF.

On November 7, 2016, we and APF entered into a transition and separation agreement with Mr. Simons, pursuant to which Mr. Simons will resign from his employment with us effective March 31, 2017 and from his service on our board of directors effective as of the date of the 2017 annual meeting of our stockholders. The transition and separation agreement supersedes and replaces Mr. Simons’ employment agreement. Pursuant to the transition and separation agreement, during the period commencing on November 7, 2016 and ending on March 31, 2017, Mr. Simons will remain employed by APF and continue to perform his duties and responsibilities and assist in connection with the transition of his duties to his successor, Mr. Sliva. During this period, Mr. Simons will continue to be paid his current annual base salary and receive payment of his annual incentive bonus for fiscal 2016.

On March 31, 2017 (or, if earlier, upon the termination of Mr. Simons’ employment by APF without “Cause” (as defined in his employment agreement) or by Mr. Simons for “Good Reason” (as defined in his employment agreement and subject to the terms of the waiver agreement) or by reason of his death or disability), and subject to his execution and non-revocation of a general release of claims, Mr. Simons (or his estate) will receive the following severance payments and benefits:

•	A lump-sum payment equal to any unpaid annual bonus earned by Mr. Simons for the Company’s 2016 fiscal year;

•	To the extent not previously vested, all outstanding equity-based awards then-held by Mr. Simons will fully vest as of March 31, 2017 (or such earlier date of termination); and

•	Continued health insurance benefits at our expense until the earlier of 18 months following March 31, 2017 (or such earlier date of termination), or the date on which he obtains other medical plan coverage.

Christopher D. Sliva (President) On October 27, 2016, we and APF entered into an employment agreement with Mr. Sliva that sets forth the terms of his employment, which commenced on November 14, 2016. Mr. Sliva’s employment agreement has a three-year term commencing on November 14, 2016 and ending on November 14, 2019, unless earlier terminated. The agreement automatically renews for one-year periods unless terminated by either party on not less than 180 days’ notice. Under the terms of his employment agreement, Mr. Sliva will receive an annual base salary of $800,000, subject to increase in the discretion of our board of directors. Commencing with fiscal 2017, Mr. Sliva will be eligible for an annual incentive bonus which is payable upon the satisfaction of certain performance targets established by our board of directors after consultation with Mr. Sliva. Mr. Sliva’s target annual bonus will be 100% of his annual base salary and the maximum annual bonus will be 200% of his annual base salary. In addition, Mr. Sliva received a signing bonus of $325,000 in November 2016, which is repayable by Mr. Sliva if his employment is terminated due to his resignation other than for “Good Reason” or due to his “disability” or by us for “Cause” (each as defined in his employment agreement) at any time prior to November 14, 2017. In connection with Mr. Sliva’s relocation to the Ohio area, we will pay up to $272,000, which is repayable by Mr. Sliva if his employment is terminated due to his resignation other than for Good Reason or due to his disability or by us for Cause at any time prior to November 14, 2017, in addition to providing reimbursement for certain moving expenses up to $30,000.

Pursuant to his employment agreement and under our 2009 Plan, on November 14, 2016, we granted Mr. Sliva a number of shares of our common stock having a grant date value of $325,011. Mr. Sliva is prohibited from selling or otherwise transferring such shares at any time prior to November 14, 2017. Such shares are returnable by Mr. Sliva (or his executor, as the case may be) if his employment is terminated by us for Cause or by him without Good Reason or due to his death or disability at any time prior to November 14, 2017. In addition, on November 14, 2016, we granted Mr. Sliva a number of restricted stock units under our 2009 Plan having a grant date value of $5,000,006 (the “Replacement Grant”), which will vest in substantially equal installments on each of the first four anniversaries of November 14, 2016, subject to accelerated vesting upon a qualifying termination of employment.

Commencing with our 2017 fiscal year, Mr. Sliva will be eligible to receive an annual equity award grant with respect to each full fiscal year pursuant to our 2009 Plan, comprised of 50% restricted stock units and 50% stock options as determined by our board of directors, having a grant date value of $2,250,000, which will vest in substantially equal installments on each of the first four anniversaries of the grant date, and which are otherwise subject to the same terms and conditions that apply to annual equity awards granted to our other senior executives.

If, during the term of his employment agreement, Mr. Sliva’s employment is terminated by us without Cause or by him for Good Reason, in either case, prior to a Change in Control of us, and subject to his execution and non-revocation of a general release of claims and continued compliance with the restrictive covenants set forth in his employment agreement (as described below), he will receive the following severance payments and benefits:

•	A payment in an amount equal to (x) two times the sum of his then-current annual base salary plus (y) two times the average of the amount of the two annual bonuses paid to him for the two fiscal years immediately preceding the date of termination (or if such termination occurs prior to the end of the first full fiscal year or second full fiscal year, respectively, the amount of the target annual bonus(es) for such fiscal year(s)), payable in substantially equal installments during the two-year period commencing on the date of termination (the “continued severance pay”);

•	Continued health insurance benefits at our expense until the earlier of 18 months following the date of termination, or the date on which he obtains other medical plan coverage;

•	A payment equal to any unpaid prior year annual bonus and a prorated annual bonus for the year in which the termination occurs, in each case, payable at such time as bonuses are paid to our other senior executives (the “prior year and pro-rata bonus payments”);

•	Full vesting and prompt settlement of any then-unvested portion of the Replacement Grant; and

•	In the event that Mr. Sliva is not appointed as our President and Chief Executive Officer by no later than December 31, 2017, and he thereupon terminates employment for Good Reason, then, to the extent not previously vested, all outstanding equity or equity-based awards then-held by him will fully vest and become immediately exercisable as of the date of such termination.

If, during the term of his employment agreement, Mr. Sliva’s employment is terminated by us without Cause or by him for Good Reason, in either case, during the nine month period following a Change in Control of us, he will receive the above payments and benefits as though his employment was terminated without Cause or for Good Reason, except that in lieu of the continued severance pay, he will receive a payment in an amount equal to (x) three times the sum of his then-current annual base salary plus (y) three times his target annual bonus, payable in a lump-sum (or in substantially equal installments over three years to the extent required to comply with applicable tax law).

If, during the term of his employment agreement, Mr. Sliva’s employment is terminated due to his death or disability, he (or his estate) will receive (i) the prior year and pro rata bonus payments and (ii) full vesting and prompt settlement of any then-unvested portion of the Replacement Grant.

Mr. Sliva’s employment agreement provides for customary non-competition and non-solicitation covenants that apply during the twelve month period following a termination of Mr. Sliva’s employment for any reason and a perpetual confidentiality covenant. In addition, if any payments or benefits provided to Mr. Sliva in connection with a Change in Control of us are subject to excise taxes as a result of the application of Sections 280G and 4999 of the Code, such payments and benefits will be reduced so that no excise tax is payable, but only if this reduction results in a more favorable after-tax position for him.

Michael B. Sims (Chief Financial Officer). APF entered into an employment agreement with Mr. Sims on February 2, 2012. Pursuant to his employment agreement, Mr. Sims is entitled to a base salary of $400,000, which APF increased to $420,000 in 2014 and $450,000 in 2016, and an annual bonus pursuant to the Management Incentive Plan with a target of 75% of his base salary and actual payout determined according to performance targets established by us. Mr. Sims received an equity award in connection with entry into his employment agreement and became eligible to participate in our 401(k) plan, health insurance, short-term and long-term disability insurance, life insurance and other employee benefit plans with the terms and conditions of those plans, as may be amended from time to time. Mr. Sims’ employment agreement contains benefits to be paid in connection with his termination (1) by APF for any reason other than “Cause” or by disability that continues for greater than 6 months; or (2) by him within 3 months following a “Change in Control” as a result of (a) a material reduction in his then-current base salary or bonus level; (b) a change in office location requiring a relocation from the state of Ohio or in excess of 100 miles; (c) a change resulting in the material diminution of his then-current job description and responsibilities; or (d) a material change in reporting relationship (in each case, provided he adhere to certain notice requirements). Under such circumstances and contingent upon Mr. Sims signing and not revoking a comprehensive release of claims substantially in a form provided by us, Mr. Sims would receive salary continuation payments for 12 months (which payments would reduce any severance due to him under any other company severance plan, program or arrangement).

George F. Chappelle, Jr. (Chief Operating Officer). APF entered into an employment agreement with Mr. Chappelle on December 23, 2013. Pursuant to his employment agreement, Mr. Chappelle is entitled to a base salary of $425,000, which APF increased to $450,000 in 2016, and an annual bonus pursuant to the Management Incentive Plan with a target of 75% of his base salary and actual payout determined according to performance targets established by us. Mr. Chappelle received an equity award in connection with entry into his employment agreement and became eligible to participate in our 401(k) plan, health insurance, short-term and long-term disability insurance, life insurance and other employee benefit plans with the terms and conditions of those plans, as may be amended from time to time. Mr. Chappelle’s employment agreement contains benefits to be paid in connection with his termination (1) by APF for any reason other than “Cause” or by disability that continues for greater than 6 months; or (2) by him within 3 months following a “Change in Control” as a result of (a) a material reduction in his then-current base salary or bonus level; (b) a change resulting in the material diminution of his then-current job description and responsibilities; (c) a material change in reporting relationship (in each case, provided he adhere to certain notice requirements); or (d) a change in office location requiring a relocation in excess of 50 miles. Under such circumstances and contingent upon Mr. Chappelle’s signing and not revoking a comprehensive release of claims substantially in a form provided by us, Mr. Chappelle would receive salary continuation payments for 12 months (which payments would reduce any severance due to him under any other company severance plan, program or arrangement).

James L. Clough (Chief Commercial Officer and President, Foodservice). APF entered into an employment agreement with Mr. Clough effective as of June 18, 2013. Pursuant to his employment agreement, Mr. Clough is entitled to a base salary of $385,000, which APF increased to $450,000 in 2016, and an annual bonus pursuant to the Management Incentive Plan with a target of 75% of his base salary and actual payout determined according to performance targets established by us. Mr. Clough received an equity award in connection with entry into his employment agreement and became eligible to participate in our 401(k) plan, health insurance, short-term and long-term disability insurance, life insurance and other employee benefit plans with the terms and conditions of those plans, as may be amended from time to time. Mr. Clough’s employment agreement contains benefits to be paid in connection with his termination (1) by APF for any reason other than “Cause” or by disability that continues for greater than 6 months; or (2) by him within 3 months following a “Change in Control” as a result of (a) a material reduction in his then-current base salary or bonus level; or (b) a change resulting in the material diminution of his then-current job description and responsibilities (in each case, provided he adhere to certain notice requirements). Under such circumstances and contingent upon Mr. Clough’s signing and not revoking a comprehensive release of claims substantially in a form provided by us, Mr. Clough would receive salary continuation payments for 12 months (which payments would reduce any severance due to him under any other company severance plan, program or arrangement). On March 24, 2016, Mr. Clough and APF entered into an amendment to Mr. Clough’s employment agreement. The amendment contains a contingent payment feature stating that if Mr. Clough voluntarily terminates employment with APF prior to the three year anniversary of October 14, 2014, the date on which APF loaned Mr. Clough $100,000 to facilitate his physical relocation on short notice in furtherance of his service to APF, or is terminated for Cause (as defined in his employment agreement) prior to such date, Mr. Clough will pay APF $100,000. The amendment contains a partial payment acceleration feature in the event of certain company liquidity transactions.

Other Change of Control and Severance Agreements

We maintain a standard severance policy and a Special Enhanced Severance Plan. None of our named executive officers participate in either plan.

We also maintain the Executive Severance Plan, which we adopted on July 20, 2016, and is intended to provide benefits to our Chief Executive Officer, Chief Financial Officer and certain other executive officers in the event of the executive officers’ termination of employment without Cause (as defined below) by APF and the executive officer does not receive superior benefits in their individual employment agreements. For purposes of the Executive Severance Plan, “Cause” means (a) if an executive officer is party to a written employment agreement with APF, the meaning ascribed to such term therein (if any); (b) if an executive officer is not party to a written employment agreement with APF or such written employment agreement ascribes no meaning to such term, then if such executive officer is party to the Special Enhanced Severance Plan, the meaning ascribed to such term therein; or (c) if an executive officer is not party to a written employment agreement with APF or such written employment agreement ascribes no meaning to such term and if an executive officer is not party to the Special Enhanced Severance Plan, then a termination of an executive officer’s employment because of an executive officer’s (i) material breach of a written employment contract with APF; (ii) willful violation of any law, rule or regulation, which violation results, or could reasonably be expected to result, in material harm to the business or reputation of APF; (iii) conviction or commission of, or the entry of a guilty plea or plea of no contest to, any felony or other crime involving moral turpitude; or (iv) disclosure of confidential information regarding APF or its business. The definition of “Cause” may also include a termination of an executive officer’s employment because of an executive officer’s (i) failure to perform his or her duties to APF; (ii) violation of any material policy of APF (including, but not limited to, the covenants set forth in the Executive Severance Plan); or (iii) misappropriation, embezzlement or dishonesty. The Executive Severance Plan’s benefits are as follows:

Executive Severance Plan

Rank	Description of Position	Severance Pay (Annual Salary and 2-Year Average Prior Years’ Bonus Multiplier)	Company- Paid COBRA Premium	Career Transition/ Outplacement Benefits
Tier 1	CEO	2.0X	2.0 Years	3 months
Tier 2	CFO	1.5X	1.5 Years	3 months
Tier 3	Other Executive Officer	1.0X	1.0 Years	3 months

Grants of Plan-Based Awards in Fiscal 2016

The following table presents, for each of the named executive officers, information concerning each grant of an equity award made during the fiscal year ended December 31, 2016. This information supplements the information about these awards set forth in the Summary Compensation Table.

Grants of Plan-Based Awards

Name	Grant Date	Award Type(1)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards (/Sh)	Grant Date Fair Value of Stock and Option Awards(2)
John N. Simons, Jr.	8/26/16	SO	—	185,567	$25.69	$879,588
	8/26/16	RSU	61,856	—	—	$1,589,081

Michael B. Sims	11/14/16	RSU	77,973	—	—	$2,000,007
	8/26/16	SO	—	37,113	$25.69	$175,916
	8/26/16	RSU	12,371	—	—	$317,811

Christopher D. Sliva	11/14/16	RS	12,671	—	—	$325,011
	11/14/16	RSU	194,932	—	—	$5,000,006

George F. Chappelle, Jr.	11/14/16	RSU	77,973	—	—	$2,000,007
	8/26/16	SO	—	37,113	$25.69	$175,916
	8/26/16	RSU	12,371	—	—	$317,811

James L. Clough	11/14/16	RSU	77,973	—	—	$2,000,007
	8/26/16	SO	—	37,113	$25.69	$175,916
	8/26/16	RSU	12,371	—	—	$317,811

(1)	We granted the following types of awards in fiscal 2016:

SO = Stock Option

RS = Restricted Stock

RSU = Restricted Stock Unit

Awards are granted pursuant to our 2009 Plan unless otherwise noted.

(2)	The amounts included in this column represent the grant date fair value of stock awards computed in accordance with FASB ASC Topic 718. For restricted stock and restricted stock units, the grant date fair values on August 26, 2016 and November 14, 2016, were $25.69 per share and $25.65 per share, respectively. For stock options, the grant date fair value on August 26, 2016 was $4.74 per option share. The valuation assumptions used in calculating the grant date fair value of these awards are set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.” Material terms of plan-based awards, including criteria used in determining amounts payable and vesting of awards, are further discussed under “Compensation Discussion and Analysis” above.

Outstanding Equity Awards at 2016 Fiscal Year End

The following table sets forth information regarding outstanding stock options and stock awards held by our named executive officers as of the end of the fiscal year ended December 31, 2016.

Outstanding Equity Awards at Fiscal Year-End

			Option Awards				Stock Awards
Name	Award Type	Note	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(7)
John N. Simons, Jr.	SO	(1)	—	185,567	25.69	8/26/26	—	—
	RSU	(2)	—	—	—	—	61,856	$1,842,072

Michael B. Sims	RSU	(3)	—	—	—	—	77,973	$2,322,036
	SO	(1)	—	37,113	25.69	8/26/26	—	—
	RSU	(2)	—	—	—	—	12,371	$368,408

Christopher D. Sliva	RS	(4)	—	—	—	—	12,671	$377,342
	RSU	(5)	—	—	—	—	194,932	$5,805,075

George F. Chappelle, Jr.	RSU	(3)	—	—	—	—	77,973	$2,322,036
	SO	(1)	—	37,113	25.69	8/26/26	—	—
	RSU	(2)	—	—	—	—	12,371	$368,408
	RS	(6)	—	—	—	—	16,437	$489,494

James L. Clough	RSU	(3)	—	—	—	—	77,973	$2,322,036
	SO	(1)	—	37,113	25.69	8/26/26	—	—
	RSU	(2)	—	—	—	—	12,371	$368,408

(1)	Option award granted on August 26, 2016. For all named executive officers other than Mr. Simons, this award vests over a 3 year period with 1/3 of the options becoming exercisable on each of July 27, 2017, July 27, 2018, and July 27, 2019. For Mr. Simons, this award vests on March 31, 2017.
(2)	Restricted stock unit award granted on August 26, 2016. For all named executive officers other than Mr. Simons, this award vests over a 3 year period with 1/3 of the units vesting on each of July 27, 2017, July 27, 2018, and July 27, 2019. For Mr. Simons, this award vests on March 31, 2017.
(3)	Restricted stock unit award granted on November 14, 2016. This award vests in full on the second anniversary from the date of grant.

(4)	Restricted stock award granted on November 14, 2016 pursuant to the Executive Employment Agreement, dated October 27, 2016, among us, Mr. Sliva and APF. Transfer of this award is restricted for one year from the date of grant.
(5)	Restricted stock unit award granted on November 14, 2016 pursuant to the Executive Employment Agreement, dated October 27, 2016, among us, Mr. Sliva and APF. This award vests in equal installments over a 4 year period with one-fourth vesting on each of November 14, 2017, November 14, 2018, November 14, 2019, and November 14, 2020.
(6)	Restricted stock award granted on September 10, 2014. This award vests one third of the underlying shares on each of September 10, 2015, September 10, 2016 and September 10, 2017.
(7)	The value shown is based on the closing market price for our common stock on December 30, 2016 of $29.78 per share.

Option Exercises and Stock Vested in Fiscal 2016

The following table presents, for each of the named executive officers, the number of shares of our common stock the restrictions on which lapsed during the fiscal year ended December 31, 2016 and the aggregate value realized upon the vesting thereof. No stock options vested or were exercised in fiscal 2016.

Stock Vested in Fiscal 2016

	Stock Awards(1)
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(2)
John N. Simons, Jr.	386,285	$10,007,165
Michael B. Sims	73,970	$1,910,809
Christopher D. Sliva	—	$—
George F. Chappelle, Jr.	197,253	$5,074,662
James L. Clough	192,252	$5,104,224

(1)	Effective August 30, 2016 we took action pursuant to the terms of our 2009 Plan to cause the accelerated vesting of unvested restricted shares granted in August 2015 and October 2015 to recognize contributions that certain executive officers made during our IPO process. As a result of the successful consummation of our IPO, we accelerated the vesting of such awards then held by Messrs. Simons, Sims, Chappelle and Clough in the following amounts: Mr. Simons, 32,875 restricted shares, Mr. Sims, 16,438 restricted shares, Mr. Chappelle, 32,875 restricted shares, and Mr. Clough, 32,875 restricted shares.
(2)	Value realized on vesting is based on the fair market value of our common stock on the date of vesting, multiplied by the number of shares covered by the award.

Non-Equity Incentive Plan Awards

Our named executive officers received awards under the Management Incentive Plan. See “Compensation Discussion and Analysis—Cash Incentive Compensation” and the column of the Summary Compensation Table titled “Bonus” for additional information.

Nonqualified Deferred Compensation for Fiscal 2016

None of our named executive officers have received nonqualified deferred compensation from us or our subsidiaries or affiliates at any time.

Pension Benefits for Fiscal 2016

None of our named executive officers are currently in a defined benefit plan sponsored by us or our subsidiaries or affiliates.

Potential Payments Upon Termination or Change in Control

The following table provides potential payments that may be made to each named executive officer upon termination and/or a change in control as defined and pursuant to each executive’s executive employment agreement or, if the Executive Severance Plan provides for greater cash severance benefits than such agreement, then in lieu of such agreement, the Executive Severance Plan. In order to receive severance benefits under their respective employment agreements, each of our named executive officers must sign and timely return, and not revoke, a comprehensive release of claims and demonstrate continued compliance with the confidentiality, non-compete, non-solicitation and/or non-interference provisions of his employment agreement, as applicable. None of our named executive officers participate in the Special Enhanced Severance Plan. The amounts shown in the table below assume that the executive was terminated on December 31, 2016 and that the effective date of the change in control was December 31, 2016, and do not include amounts (if any) in which the named executive officer had already vested as of December 31, 2016. The amounts shown below are hypothetical payments calculated using the assumptions required under applicable regulations, and do not represent actual payments to any named executive officer. The actual compensation to be paid can only be determined at the time of a named executive officer’s termination of employment or upon a change in control, as applicable.

Potential Payments Upon Termination or Change in Control: CEO

Name	Benefit	Payable Upon a Change in Control(2)	Payable Upon Termination without Cause, Resignation for Good Reason or Upon Disability or Death(3)
John N. Simons, Jr.(1)	Cash	$—	$1,000,000
	Equity	$2,601,041	$2,601,041
	Pension / NQDC	$—	$—
	Perquisites / Benefits	$—	$18,134
	Tax Reimbursement	$—	$—
	Other	$—	$—

	Total	$2,601,041	$3,619,175

(1)	The amounts in this table reflect the payments that Mr. Simons would have received had his employment been terminated on December 31, 2016 pursuant to his transition and separation agreement, dated November 7, 2016, which superseded and replaced his employment agreement (except with respect to certain employment agreement provisions, including the change in control provisions, which survive), and pursuant to our 2009 Plan. If instead Mr. Simons resigns from his employment with us effective March 31, 2017, then in lieu of the payments quantified in this table and assuming Mr. Simons has no outstanding (i.e., earned but unpaid) annual bonus with respect to fiscal 2016 as of such date, Mr. Simons would be entitled to accelerated vesting with respect to 61,856 restricted share units and 185,567 option shares (granted on August 26, 2016 with an exercise price of $25.69 per share) (the “Simons Equity Acceleration”) and payment by us of COBRA premiums with respect to health and welfare plan coverage for Mr. Simons (and his dependents, if covered under such plan as of the date of termination) for 18 months ($18,134) (the “Simons COBRA Continuation”).
(2)	Reflects the Simons Equity Acceleration pursuant to the terms of the applicable award agreements and Section 10 of his employment agreement, which survives the termination of such agreement, as set forth in Mr. Simons’ transition and separation agreement.
(3)	Reflects: (a) a lump-sum payment equal to any unpaid annual bonus earned by Mr. Simons for fiscal 2016, calculated at his 2015 level because his 2016 bonus amount has not yet been determined; (b) the Simons Equity Acceleration pursuant to Section 3(b) of his transition and separation agreement; and (c) the Simons COBRA Continuation, in each case pursuant to his transition and separation agreement. These benefits would apply in lieu of the 2016 Executive Severance Plan pursuant to Mr. Simons’ transition and separation agreement.

Potential Payments Upon Termination or Change in Control: Other Named Executive Officers

Name	Benefit	Payable Upon a Change in Control (1)	Payable Upon Termination Without Cause or Resignation for Good Reason within 9 Months after a Change in Control(2)	Payable Upon Termination without Cause or Resignation for Good Reason Prior to a Change in Control(3)	Payable Upon Termination for Disability or Death(4)
Christopher D. Sliva	Cash	$—	$4,800,000	$3,200,000	$—
	Equity	$6,182,417	$6,182,417	$6,182,417	$6,182,417
	Pension / NQDC	$—	$—	$—	$—
	Perquisites / Benefits	$—	$26,001	$26,001	$—
	Tax Reimbursement	$—	$—	$—	$—
	Other	$—	$—	$—	$—

	Total	$6,182,417	$11,008,418	$9,408,418	$6,182,417

(1)	Reflects accelerated vesting pursuant to the terms of the applicable award agreements (and, with respect to Mr. Sliva’s restricted stock units, his employment agreement) with respect to 12,671 restricted shares and 194,932 restricted share units, in each case valued at $29.78 per share, which was our closing price on December 30, 2016 (the “Sliva Equity Acceleration”).
(2)	Reflects (a) a lump sum payment equal to the sum of (i) three times Mr. Sliva’s then-current annual base salary ($800,000) plus (ii) three times Mr. Sliva’s target annual bonus for 2016 ($800,000); (b) continued health insurance benefits at our expense for 18 months following the date of termination ($26,001) (the “Sliva COBRA Continuation”); and (c) the Sliva Equity Acceleration pursuant to the terms of the applicable award agreements (and, with respect to Mr. Sliva’s restricted stock units, his employment agreement).
(3)	Reflects: (a) a payment equal to the sum of (i) two times Mr. Sliva’s annual base salary ($800,000), plus (ii) two times Mr. Sliva’s target annual bonus for 2016 ($800,000) payable in substantially equal installments during the two-year period commencing on the date of termination; (b) the Sliva COBRA Continuation; and (c) the Sliva Equity Acceleration pursuant to the terms of the applicable award agreements (and, with respect to Mr. Sliva’s restricted stock units, his employment agreement). Mr. Sliva would receive no additional benefit under the 2016 Executive Severance Plan upon a termination without Cause because the 2016 Executive Severance Plan does not provide for greater benefits than Mr. Sliva’s employment agreement.
(4)	Reflects the Sliva Equity Acceleration pursuant to the terms of the applicable award agreements (and, with respect to Mr. Sliva’s restricted stock units, his employment agreement).

Potential Payments Upon Termination or Change in Control: Other Named Executive Officers

Name	Benefit	Payable Upon a Change in Control (1)	Payable Upon Termination Without Cause (2)	Payable Upon Termination for Disability or Death; or Resignation for Good Reason within 3 Months after a Change in Control (3)
Michael B. Sims	Cash	$—	$1,061,250	$450,000
	Equity	$2,842,236	$—	$—
	Pension / NQDC	$—	$—	$—
	Perquisites / Benefits	$—	$18,134	$8,060
	Tax Reimbursement	$—	$—	$—

	Other	$—	$—	$—

	Total	$2,842,236	$1,079,384	$458,060

George F. Chappelle, Jr.	Cash	$—	$1,092,188	$450,000
	Equity	$3,331,730	$—	$—
	Pension / NQDC	$—	$—	$—
	Perquisites / Benefits	$—	$17,334	$11,556
	Tax Reimbursement	$—	$—	$—
	Other	$—	$—	$—

	Total	$3,331,730	$1,109,522	$461,556

James L. Clough	Cash	$—	$1,054,688	$450,000
	Equity	$2,842,236	$—	$—
	Pension / NQDC	$—	$—	$—
	Perquisites / Benefits	$—	$17,315	$11,543
	Tax Reimbursement	$—	$—	$—
	Other	$—	$—	$—

	Total	$2,842,236	$1,072,003	$461,543

(1)	Reflects accelerated vesting pursuant to the terms of the applicable award agreements, in each case valued at $29.78 per share, which was our closing price on December 30, 2016 as follows: (a) with respect to Mr. Sims, 90,344 restricted share units and 37,113 option shares; (b) with respect to Mr. Chappelle, 16,437 restricted shares, 90,344 restricted share units and 37,113 option shares; and (c) with respect to Mr. Clough, 90,344 restricted share units and 37,113 option shares.
(2)	Reflects payments under the 2016 Executive Severance Plan as follows: (a) with respect to Mr. Sims, one and one-half times the sum of base salary ($450,000) and the two year average of prior years’ bonuses (for 2014, $105,000, and for 2015, $410,000) and 18 months of COBRA continuation; (b) with respect to Mr. Chappelle, one times the sum of base salary ($450,000 and the two year average of prior years’ bonuses (for 2014, $156,250, and for 2015, $400,000) and 12 months of COBRA continuation; and (c) with respect to Mr. Clough, one times the sum of base salary ($450,000) and the two year average of prior years’ bonuses (for 2014, $146,250, and for 2015, $360,000) and 12 months of COBRA continuation.
(3)	Reflects 12 months of salary continuation payments pursuant to each applicable employment agreement and eight weeks of COBRA continuation payments pursuant to our standard severance policy (which COBRA payments would be payable regardless of whether such termination occurred within 3 months after a Change in Control).

Compensation of Directors

Directors who are also executive officers do not receive any additional compensation for serving as members of our board of directors or any committee of our board of directors. Each non-employee director is eligible for reimbursement for his or her expenses incurred in connection with attendance at our board of directors meetings in accordance with our policy. Additionally, non-employee directors are compensated as follows:

Annual Cash Retainers. Following our initial public offering, our board of directors adopted a director compensation policy, pursuant to which each non-employee director receives the following:

•	an annual grant of $120,000 in restricted stock units, which vest one-third per year over a three year period;

•	an annual cash retainer of $70,000;

•	annual cash retainers for serving as chairman of our board of directors, and for serving on the Compensation Committee, the Audit Committee and the Nominating and Corporate Governance Committee, as follows:

•	Chairman of our board of directors—$60,000

•	Chairman of the Audit Committee—$15,000

•	Members of the Audit Committee (including the Chairman of the Audit Committee)—$6,000

•	Chairman of the Compensation Committee—$12,500

•	Members of the Compensation Committee (including the Chairman of the Compensation Committee)—$6,000

•	Chairman of the Nominating and Corporate Governance Committee—$10,000

•	Members of the Nominating and Corporate Governance Committee (including the Chairman of the Nominating and Corporate Governance Committee)—$5,000

The cash retainers are paid in equal quarterly installments, and each director may elect to receive restricted stock units in lieu of cash subject to the terms of our policy. Restricted stock units accrue dividend equivalents at the same rate and at the same times as cash dividends are paid on shares of our common stock, and directors may elect to defer commencement of the settlement of restricted stock units pursuant to the terms thereof in compliance with the provisions of Section 409A of the Code.

The following table presents, for each of the directors, the fees received by such director during the fiscal year ended December 31, 2016.

Non-Employee Director Compensation

Name(1)	Fees Paid or Earned in Cash	Stock Awards(2)	Total
Margaret M. Cannella (3)	$50,250	$164,139	$214,389
Celeste A. Clark, Ph.D.	$—	$420,154	$420,154
Dean Hollis	$—	$268,131	$268,131
Peter C. Dillingham	$81,000	$127,114	$208,114
Stephen A. Kaplan(4)	$—	$—	$—
Gary L. Perlin	$94,500	$349,032	$443,532
Matthew C. Wilson(4)	$—	$—	$—

(1)	Messrs. Simons and Sliva are excluded from this table because they are executive officers.

(2)	The amounts included in this column represent the grant date fair value of stock awards as follows:

•	Restricted stock award of 19,726 shares granted to Ms. Clark on February 18, 2016, which vests over a 4 year period with 1/4 of the underlying shares vesting on each of February 18, 2017, February 18, 2018, February 18, 2019 and February 18, 2020. The grant date fair value of this award was $10.24 per share.

•	Restricted stock award of 19,726 shares granted to Mr. Perlin on April 27, 2016, which vests over a 4 year period with 1/4 of the underlying shares vesting on each of April 27, 2017, April 27, 2018, April 27, 2019 and April 27, 2020. The grant date fair value of this award was $11.25 per share.

•	Restricted stock unit awards of 4,948 units granted to each of Ms. Cannella, Ms. Clark, Mr. Dillingham, Mr. Hollis and Mr. Perlin on August 26, 2016, which vest over a 3 year period with 1/3 of the units vesting on each of July 27, 2017, July 27, 2018, and July 27, 2019. The grant date fair value of these awards was $25.69 per unit.

•	Common stock of 946, 897 and 1,389 shares issued to each of Ms. Cannella, Ms. Clark, and Mr. Hollis, respectively, on September 14, 2016 which these directors elected to receive in lieu of cash fees earned. The value of these shares on the date of issuance was $25.39 per share.

•	Common stock of 466, 1,631 and 2,526 shares issued to each of Ms. Cannella, Ms. Clark, and Mr. Hollis, respectively, on October 14, 2016 which these directors elected to receive in lieu of cash fees earned. The value of these shares on the date of issuance was $27.91 per share.

•	Common stock expected to be issued to each of Ms. Clark, and Mr. Hollis, respectively, on January 14, 2017 which these directors elected to receive in lieu of cash fees earned during the fourth quarter of Fiscal 2016 totaling $22,750 and $35,250, respectively. The number of shares to be issued will be determined based on the closing market price of our common stock on the date of issue.

The grant date fair values of stock awards were computed in accordance with FASB ASC Topic 718, and the related valuation assumptions are set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

(3)	Ms. Cannella passed away on November 24, 2016 and received director fees for only a portion of fiscal 2016.
(4)	Director receives no compensation of any kind.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock by (1) each individual or entity known by us to beneficially own more than 5% of our outstanding common stock, (2) each of our named executive officers, (3) each of our directors, (4) all of our directors and our executive officers as a group and (5) each of the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares of common stock that a person has the right to acquire within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage of beneficial ownership for any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have the sole voting and investment power with respect to all common shares that they beneficially own, subject to community property laws where applicable. The percentages of beneficial ownership prior to this offering set forth below are based on 78,607,804 shares of our common stock outstanding as of October 1, 2016.

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o AdvancePierre Foods Holdings, Inc., 9987 Carver Road, Blue Ash, Ohio 45242.

			Common Stock Offered	Common Stock Offered Subject to Underwriters’ Option	Shares of Common Stock Beneficially Owned After this Offering
	Shares of Common Stock Beneficially Owned Prior to this Offering				Assuming No Exercise of the Underwriters’ Option		Assuming Full Exercise of the Underwriter’s Option
Name of Beneficial Owner	Number	%			Number	%	Number	%
5% Stockholders:
Funds managed by Oaktree Capital Management, L.P.(1)	44,936,320	57.17%	10,349,503	1,631,585	34,586,817	44.00%	32,955,232	41.92%
Named Executive Officers and Directors:
John N. Simons, Jr.(2)	1,972,040	2.51%	295,806	—	1,676,234	2.13%	1,676,234	2.13%
Michael B. Sims(3)	517,787	*	77,669	—	440,118	*	440,118	*
Christopher D. Sliva	12,671	*	—	—	12,671	*	12,671	*
George F. Chappelle, Jr.(4)	480,802	*	72,121	—	408,681	*	408,681	*
James L. Clough(5)	480,802	*	—	—	480,802	*	480,802	*
Celeste A. Clark, Ph.D.(6)	22,254	*	—	—	22,254	*	22,254	*
Peter C. Dillingham	—	—	—	—	—	—	—	—
Dean Hollis(7)	451,332	*	—	—	451,332	*	451,332	*
Stephen A. Kaplan	—	—	—	—	—	—	—	—
Gary L. Perlin	—	—	—	—	—	—	—	—
Matthew C. Wilson	—	—	—	—	—	—	—	—
All directors and executive officers as a group (17 individuals)	4,650,765	5.92%	536,330	—	4,114,435	5.23%	4,114,435	5.23%

			Common Stock Offered	Common Stock Offered Subject to Underwriters’ Option	Shares of Common Stock Beneficially Owned After this Offering
	Shares of Common Stock Beneficially Owned Prior to this Offering				Assuming No Exercise of the Underwriters’ Option		Assuming Full Exercise of the Underwriter’s Option
Name of Beneficial Owner	Number	%			Number	%	Number	%
Other Selling Stockholders:
Allen Family 2009 Trust(8)	922,292	1.17%	386,009	60,854	536,283	*	475,429	*
David McLaughlin Family 2009 Trust(9)	1,037,872	1.32%	386,009	64,392	651,863	*	587,471	*
David L. McLaughlin Revocable Trust(10)	443,324	*	386,009	57,315	57,315	*	—	—
Gregory S. Allen Revocable Trust(11)	662,758	*	386,008	60,854	276,750	*	215,896	*
Steve Booker(13)	197,252	*	29,500	—	167,752	*	167,752	*
Bernie Panchot(17)	49,314	*	3,000	—	46,314	*	46,314	*
Tony Schroder	338,912	*	50,837	—	288,075	*	288,075	*
Bill Theis	49,313	*	7,397	—	41,916	*	41,916	*
All other selling stockholders (9 individuals)(14)	482,188	*	70,132	—	412,056	*	412,056	*

*	Less than one percent.
(1)	OCM Principal Opportunities Fund IV Delaware, L.P. (“POF IV Delaware”) is the manager of OCM APFH Holdings, LLC (“OCM APFH”). Prior to this offering, POF IV Delaware held 43,268,538 shares, or 55.06%, of our common stock, and OCM APFH held 1,667,782 shares, or 2.12%, of our common stock. POF IV Delaware and OCM APFH are offering 9,965,388 and 384,115 shares of our common stock, respectively, in this offering. After this offering, POF IV Delaware will hold 33,303,150 shares, or 42.37%, of our common stock (or 31,732,120 shares, or 40.37%, of our common stock if the underwriters exercise in full their option to purchase additional shares of common stock), and OCM APFH will hold 1,283,667 shares, or 1.63%, of our common stock (or 1,223,112 shares, or 1.56%, of our common stock if the underwriters exercise in full their option to purchase additional shares of common stock). The general partner of POF IV Delaware is OCM Principal Opportunities Fund IV Delaware GP Inc. (“POF IV Delaware GP”). The general partner of POF IV Delaware GP is OCM Principal Opportunities Fund IV, L.P. (“POF IV”). The general partner of POF IV is OCM Principal Opportunities Fund IV GP, L.P. (“POF IV GP”). The general partner of POF IV GP is POF IV GP LTD. (“POF IV GP LTD”). The sole shareholder of POF IV GP LTD is Oaktree Fund GP I, L.P. (“GP I”), and the sole director of POF IV GP LTD is OCM LP. The general partner of GP I is Oaktree Capital I, L.P. (“Capital I”). The general partner of OCM LP is Oaktree Holdings, Inc. (“Holdings Inc.”). The general partner of Capital I is OCM Holdings I, LLC (“Holdings I”). The managing member of Holdings I is Oaktree Holdings, LLC (“Holdings LLC”). The managing member of Holdings LLC and the sole shareholder of Holdings Inc. is Oaktree Capital Group, LLC (“OCG”). The duly elected manager of OCG is Oaktree Capital Group Holdings GP, LLC (“OCGH GP”). OCGH GP is managed by an executive committee consisting of Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank, David M. Kirchheimer and Sheldon M. Stone (the “OCGH GP Members”). In such capacity, the OCGH GP Members may be deemed to have indirect beneficial ownership of the shares of our common stock held by POF IV Delaware. Each OCGH GP Member disclaims beneficial ownership of the shares of our common stock held by POF IV Delaware.
(2)	Includes 287,643 shares of unvested restricted stock over which Mr. Simons has sole voting power and no dispositive power.
(3)	Includes 49,313 shares of unvested restricted stock over which Mr. Sims has sole voting power and no dispositive power.
(4)	Includes 147,938 shares of unvested restricted stock over which Mr. Chappelle has sole voting power and no dispositive power.

(5)	Includes 147,939 shares of unvested restricted stock over which Mr. Clough has sole voting power and no dispositive power.
(6)	Includes 19,726 shares of unvested restricted stock over which Ms. Clark has sole voting power and no dispositive power.
(7)	Includes 49,313 shares of unvested restricted stock over which Mr. Hollis has sole voting power and no dispositive power.
(8)	Steven T. Ledgerwood is the trustee of the Allen Family 2009 Trust and holds voting and dispositive power over the shares held by the Allen Family 2009 Trust. The address for the Allen Family 2009 Trust is 2028 Ben White Boulevard, Suite 240-2846, Austin, Texas 78741.
(9)	Rob McLaughlin is the trustee of the David McLaughlin Family 2009 Trust and holds voting and dispositive power over the shares held by the David McLaughlin Family 2009 Trust. The address for the David McLaughlin Family 2009 Trust is 6824 N. Robinson, Oklahoma City, Oklahoma 73116.
(10)	David L. McLaughlin is the trustee of the David L. McLaughlin Revocable Trust and holds voting and dispositive power over the shares held by the David L. McLaughlin Revocable Trust. The address for the David L. McLaughlin Revocable Trust is 6824 N. Robinson, Oklahoma City, Oklahoma 73116.
(11)	Greg S. Allen is the grantor and beneficiary of the Gregory S. Allen Revocable Trust and holds voting and dispositive power over the shares held by the Gregory S. Allen Revocable Trust. The address for the Gregory S. Allen Revocable Trust is 7301 N. Broadway Extension, Suite 225, Oklahoma City, Oklahoma 73116.
(12)	Includes 147,939 shares of unvested restricted stock over which Mr. Booker has sole voting power and no dispositive power.
(13)	Includes 4,093 shares of unvested restricted stock over which Ms. Panchot has sole voting power and no dispositive power.
(14)	Shares shown in the table include shares owned by the selling stockholders other than those named in the table that in the aggregate beneficially own less than 1.0% of our common stock. Shares shown in the table include an aggregate of 76,385 shares of unvested restricted stock over which such selling stockholders have sole voting power and no dispositive power.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Registration Rights Agreement

Prior to our initial public offering, we were party to a registration rights agreement with our principal stockholders and certain other pre-initial public offering stockholders. In connection with our initial public offering, we entered into an amended and restated registration rights agreement with our principal stockholders and the same pre-initial public offering stockholders. The prior registration rights agreement granted, and the amended and restated registration rights agreement grants, to our principal stockholders an unlimited number of “demand” registration rights and to both our principal stockholders and the other pre-initial public offering stockholders party thereto customary “piggyback” registration rights. The amended and restated registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify our principal stockholders and the pre-initial public offering stockholders party thereto against certain liabilities which may arise under the Securities Act.

This offering is a demand registration by our principal stockholders pursuant to the amended and restated registration rights agreement.

Stockholders Agreement

Prior to our initial public offering, we were party to a stockholders agreement with our principal stockholders and certain other pre-initial public offering stockholders, including members of management, which contained agreements among the parties with respect to, among other things, preemptive rights, transfer restrictions, come-along rights, bring-along rights, rights of first refusal and election of our directors. The pre-initial public offering stockholders agreement terminated automatically on July 20, 2016 upon the consummation of our initial public offering.

In connection with our initial public offering, we entered into a new stockholders agreement with our principal stockholders. This agreement grants our principal stockholders the right to nominate to our board of directors a number of designees equal to: (1) at least a majority of the total number of directors comprising our board of directors at such time as long as affiliates of Oaktree beneficially own at least 50% of the shares of our common stock entitled to vote generally in the election of our directors; (2) at least 40% of the total number of directors comprising our board of directors at such time as long as affiliates of Oaktree beneficially own at least 40% but less than 50% of the shares of our common stock entitled to vote generally in the election of our directors; (3) at least 30% of the total number of directors comprising our board of directors at such time as long as affiliates of Oaktree beneficially own at least 30% but less than 40% of the shares of our common stock entitled to vote generally in the election of our directors; (4) at least 20% of the total number of directors comprising our board of directors at such time as long as affiliates of Oaktree beneficially own at least 20% but less 30% of the shares of our common stock entitled to vote generally in the election of our directors; and (5) at least 10% of the total number of directors comprising our board of directors at such time as long as affiliates of Oaktree beneficially own at least 5% but less than 20% of the shares of our common stock entitled to vote generally in the election of our directors. For purposes of calculating the number of directors that our principal stockholders are entitled to nominate pursuant to the formula outlined above, any fractional amounts are rounded up to the nearest whole number and the calculation is made on a pro forma basis, taking into account any increase in the size of our board of directors (e.g., one and one quarter (1 1/4) directors shall equate to two directors). In addition, in the event a vacancy on our board of directors is created by the death, disability, retirement or resignation of an Oaktree director designee, Oaktree has, to the fullest extent permitted by law, the right to have the vacancy filled by a new Oaktree director-designee.

Management Services Agreement with Oaktree

Prior to our initial public offering, we were party to a management services agreement with Oaktree pursuant to which Oaktree provided us with ongoing management, advisory and consulting services. In consideration for the services provided, we were required to pay Oaktree an aggregate annual advisory fee of $3.0 million. We were also required to reimburse Oaktree for certain out-of-pocket expenses incurred with respect to the performance of services, including fees and expenses paid by Oaktree on our behalf to third-party consultants, who were engaged to provide consulting and other advisory services to us in connection with certain performance improvement projects. We paid $14.2 million, $11.6 million, $13.1 million and $3.6 million in combined fees and expenses to Oaktree in the 2016 YTD period, fiscal 2015, fiscal 2014 and fiscal 2013, respectively. The combined fees and expenses paid to Oaktree in the 2016 YTD period include an aggregate success fee of $9.0 million, which was paid upon consummation of our initial public offering. On July 20, 2016, in connection with our initial public offering, we entered into a termination agreement with Oaktree pursuant to which the management services agreement was terminated.

Term Loans

Oaktree and its affiliates are participating lenders under our first lien term loan. $41.8 million aggregate principal amount of our first lien term loan was owed to Oaktree and its affiliates at October 1, 2016. At October 1, 2016, interest accrued to Oaktree and its affiliates was $10,000.

Oaktree and its affiliates were participating lenders under our second lien term loan that was repaid in full on June 2, 2016. $32.0 million aggregate principal amount of our prior second lien term loan was owed to Oaktree and its affiliates at January 2, 2016 and January 3, 2015. At January 2, 2016 and January 3, 2015, interest accrued to Oaktree and its affiliates was $0.7 million and $0.7 million, respectively.

Related party interest for Oaktree and its affiliates was $2.0 million, $3.1 million, $3.1 million and $2.9 million for the 2016 YTD period, fiscal 2015, fiscal 2014 and fiscal 2013, respectively

Loans to Executive Officer to Pay Income Taxes

Prior to our initial public offering, we made from time to time loans, evidenced by promissory notes, to our employees to assist them in paying income taxes triggered by restricted share grants and concurrent elections under Section 83(b) of the Internal Revenue Code, which result in immediate recognition of compensation for income tax purposes associated with the grants. The employee loans typically had terms of seven years and the annual interest rate on the employee loans for each year varied based on the mid-term adjusted applicable federal rate. The employee loans were secured by all shares issued to the respective employee under our 2009 Omnibus Equity Incentive Plan. As of January 2, 2016 and January 3, 2015, the annual interest rates on the loans ranged from 0.95% to 2.04%.

During fiscal 2015, the maximum amounts outstanding, including accrued interest, under loans to Mr. Simons, Mr. Sims, Mr. Clough, Mr. Booker, Mr. Schroder, Mr. Chappelle, Mr. Theis, Ms. Panchot and Mr. Hollis were $799,349, $730,865, $340,841, $539,439, $71,985, $314,824, $24,400, $51,295 and $205,068, respectively. During fiscal 2014, the maximum amounts outstanding, including accrued interest, under loans to Mr. Simons, Mr. Sims, Mr. Clough, Mr. Schroder, Mr. Chappelle, Mr. Theis, Ms. Panchot and Mr. Hollis were $449,421, $659,147, $237,787, $70,751, $212,459, $23,957, $18,435 and $73,279, respectively. During fiscal 2013, the maximum amounts outstanding, including accrued interest, under loans to Mr. Simons, Mr. Sims, Mr. Clough, Mr. Schroder, Mr. Chappelle, Mr. Theis, Ms. Panchot and Mr. Hollis were $441,544, $647,859, $233,620, $69,522, $172,725, $23,537, $18,139 and $71,995, respectively.

In March 2016, Mr. Simons, Mr. Sims, Mr. Clough, Mr. Booker, Mr. Schroder, Mr. Chappelle, Mr. Theis, Ms. Panchot and Mr. Hollis repaid their loans in full. We no longer make loans to Mr. Simons, Mr. Sims, Mr. Clough, Mr. Booker, Mr. Schroder, Mr. Chappelle, Mr. Theis, Ms. Panchot and Mr. Hollis or our other executive officers or directors.

Indemnification Agreements

In connection with our initial public offering, we entered into indemnification agreements with each of our executive officers and directors, as described under “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”

Income Tax Receivable Agreement

We expect to be able to utilize net operating losses, tax basis and certain other tax attributes that arose prior to our initial public offering, assuming generation of future income. These net operating loss carryforwards, depreciation and amortization deductions in respect of tax basis and certain other tax attributes will reduce the amount of tax that we and our subsidiaries would otherwise be required to pay in the future.

In connection with our initial public offering, we entered into an income tax receivable agreement with our pre-initial public offering stockholders that requires us to pay our pre-initial public offering stockholders 85% of the amount of cash savings, if any, in U.S. federal, state, local, and foreign income tax that we and our subsidiaries actually realize (or are deemed to realize in the case of an early termination by us, a change of control or certain subsidiary dispositions, as discussed below) as a result of the utilization of our and our subsidiaries’ net operating losses, tax basis and other tax attributes attributable to periods prior to our initial public offering together with interest accrued at a rate of LIBOR plus 2% from the date the applicable tax return is due (without extension) until the date the applicable payment is due. To the extent that we fail to make payments when due under the income tax receivable agreement for any reason, other than as a result of certain restrictions in our debt documents, discussed below, such payments will accrue interest at a rate of LIBOR plus 5% per annum until paid.

For purposes of the income tax receivable agreement, cash savings in income tax is computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had we not been able to utilize the tax benefits subject to the income tax receivable agreement. The term of the income tax receivable agreement commenced upon consummation of our initial public offering and will continue until all relevant tax benefits have been utilized or have expired.

Our counterparties under the income tax receivable agreement are not required to reimburse us for any benefits that are subsequently disallowed (although any future payments would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in such circumstances we could make payments under the income tax receivable agreement that are greater than our actual cash tax savings.

While the actual amount and timing of any payments under the income tax receivable agreement will vary depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future, we expect that the payments made under the income tax receivable agreement during its term could be material. Assuming no material changes in the relevant tax law, and that we and our subsidiaries earn sufficient taxable income to realize the full tax benefits subject to the income tax receivable agreement, we expect that future payments under the income tax receivable agreement will total approximately $254.2 million. On July 20, 2016, the effective date of the income tax receivable agreement, we recorded an initial obligation of approximately $254.2 million. We expect to make the first payment during the fourth quarter of 2017, and we estimate that such payment will be approximately $26.7 million plus interest at LIBOR plus 2% for the period April 15, 2017 through the date of payment. We expect to pay approximately half of the estimated value of the income tax receivable agreement payments in the first four years (2017-2020) and the balance between 2021 and 2055.

If we undergo a change of control, the income tax receivable agreement will terminate, and we will be required to make a lump sum payment equal to the present value of future payments under the income tax receivable agreement, which payment would be based on certain assumptions (the “valuation assumptions”), including those relating to our and our subsidiaries’ future taxable income. Additionally, if we or a direct or indirect subsidiary transfers any asset to a corporation with which we do not file a consolidated tax return, we will be treated as having sold that asset in a taxable transaction for purposes of determining the cash savings in income tax under the income tax receivable agreement. If we sell or otherwise dispose of any of our subsidiaries in a transaction that is not a change of control, we will be required to make a lump sum payment equal to the present value of future payments under the income tax receivable agreement attributable to the tax benefits of such subsidiary that is sold or disposed of, applying the valuation assumptions. Any such payment resulting from a change of control, asset transfer or subsidiary disposition could be substantial and could exceed our actual cash tax savings.

The income tax receivable agreement provides that in the event that we breach any of our material obligations under it, whether as a result of our failure to make any payment when due (subject to a specified cure period), failure to honor any other material obligation under it or by operation of law as a result of the rejection of it in a case commenced under the United States Bankruptcy Code or otherwise, then all our payment and other obligations under the income tax receivable agreement will be accelerated and will become due and payable, applying the same valuation assumptions discussed above, including those relating to our future taxable income. Such payments could be substantial and could exceed our actual cash tax savings. Additionally, we generally have the right to terminate the income tax receivable agreement. If we terminate the income tax receivable agreement, our payment and other obligations under the income tax receivable agreement will be accelerated and will become due and payable, also applying the valuation assumptions discussed above. Such payments could be substantial and could exceed our actual cash tax savings.

Because we are a holding company with no operations of our own, our ability to make payments under the income tax receivable agreement is dependent on the ability of our subsidiaries to make distributions to us. To the extent that we are unable to make payments under the income tax receivable agreement as a result of specified restrictions in our, or our subsidiaries’, debt documents, such payments will be deferred and will accrue interest at a rate of LIBOR plus 2% per annum until paid. To the extent that we otherwise are not able to make payment when due under the income tax receivable agreement, such late payments will accrue interest at the rate of LIBOR plus 5% per annum until paid. We have agreed under the income tax receivable agreement not to incur, and not to permit any of our subsidiaries to incur, any new restrictions, enter into any agreement or indenture or any amendment or other modification to any agreement or indenture (including, in each case, in connection with any refinancing) that would directly or indirectly, materially limit our ability to make payments under the income tax receivable agreement or the ability of our subsidiaries to make payments to us for that purpose. Additionally, we have agreed under the income tax receivable agreement not to, without the consent (not to be unreasonably withheld) of the representative of our pre-initial public offering stockholders, (1) change any accounting method, or amend or take any position inconsistent with a prior tax return if such action could materially adversely affect the assets included in the income tax receivable agreement, (2) seek any guidance from, or initiate any communication with, the Internal Revenue Service or any other taxing authority (whether written, verbal or otherwise) at any time on matters concerning the assets included in the income tax receivable agreement, or (3) settle or otherwise resolve any audit or other challenge by a taxing authority of a material amount relating to any realized benefit under the income tax receivable agreement.

Policies and Procedures for Related Person Transactions

Our board of directors recognizes that transactions with related persons present a heightened risk of conflicts of interests and improper valuation (or the perception thereof), and has a written policy on transactions with related persons that is in conformity with the requirements upon issuers having publicly-held common stock that is listed on the NYSE. Under the policy:

•	any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of our board of directors composed solely of independent directors who are disinterested or by the disinterested members of our board of directors; and

•	any employment relationship or transaction involving an executive officer and any related compensation must be approved by our Compensation Committee or recommended by our Compensation Committee to our board of directors for its approval.

In connection with the review and approval or ratification of a related person transaction:

•	management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

•	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and

•	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related person transaction policy provides that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC, the NYSE and the Internal Revenue Code.

DESCRIPTION OF CERTAIN INDEBTEDNESS

We summarize the principal terms of some of the agreements governing our existing indebtedness below. The following summaries are not complete descriptions of all of the terms of such agreements.

Senior Notes

On December 7, 2016, we issued $400 million aggregate principal amount of our 5.50% senior notes due 2024, in a private placement to “qualified institutional buyers” as defined in Rule 144A under the Securities Act and outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act. The notes were issued pursuant to an indenture, dated as of December 7, 2016 (the “Indenture”), by and among us, the guarantors named therein and U.S. Bank National Association, as trustee. The notes will mature on December 15, 2024.

Interest

Interest on the notes will accrue at a rate of 5.50% per annum and will be paid semi-annually on June 15 and December 15 of each year, commencing on June 15, 2017.

Guarantees; Ranking

The notes are our unsecured senior obligations and are guaranteed, jointly and severally, on a senior unsecured basis, by all of our existing subsidiaries. The notes will be guaranteed by our future restricted subsidiaries to the extent such subsidiaries guarantee or become a borrower under our credit facilities or guarantee future capital markets debt securities. These guarantees are subject to release under certain circumstances.

Optional Redemption

At any time prior to December 15, 2019, we may redeem the notes, at our discretion, in whole or in part, for cash at a redemption price equal to 100% of the principal amount of the notes, plus the applicable make-whole premium set forth in the Indenture, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date.

On or after December 15, 2019, we may redeem the notes, at our discretion, in whole or in part, for cash at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date, plus a premium declining over time as set forth in the Indenture.

Change of Control

Upon the occurrence of certain change of control transactions, we will be required to offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to, but not including, the repurchase date.

Equity Clawback

Prior to December 15, 2019, we may redeem up to 40% of the aggregate principal amount of the notes with proceeds from certain equity offerings at a redemption price equal to 105.50% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date.

Covenants

The Indenture contains covenants that, among other things, restrict our ability and the ability of our restricted subsidiaries to (1) incur or guarantee additional indebtedness or issue disqualified stock or preferred stock; (2) incur restrictions on the payment of dividends or other distributions from restricted subsidiaries that are not guarantors; (3) create or incur certain liens; (4) make certain investments; (5) transfer or sell assets; (6) engage in transactions with affiliates; (7) merge or consolidate with other companies or transfer all or substantially all of its assets; or (8) pay dividends or make other restricted payments. These covenants are subject to a number of limitations and exceptions set forth in the Indenture.

Events of Default

The Indenture also provides for customary events of default, including failure to pay any principal or interest when due, failure to comply with covenants and cross acceleration provisions. In the case of an event of default arising from specified events of bankruptcy or insolvency, all outstanding notes will become due and payable immediately without further action or notice. If any other event of default under the Indenture occurs or is continuing, the trustee or holders of at least 30% in aggregate principal amount of the then outstanding notes may declare all of the notes to be due and payable immediately.

First Lien Term Loan

On June 2, 2016, we, our wholly owned indirect subsidiary, APF, and our wholly owned direct subsidiary, APF Holdco, entered into a first lien credit agreement with Morgan Stanley Senior Funding, Inc., as administrative agent, and the lenders from time to time party thereto, providing for a first lien term loan in an aggregate principal amount of $1.30 billion, the proceeds of which were used to repay our prior term loans, to pay related accrued interest and to pay related expenses. As of October 1, 2016, after giving effect to the issuance of the notes and the use of proceeds therefrom, $695.0 million would have been outstanding under our first lien term loan.

Maturity; Prepayments

Our first lien term loan will mature on June 2, 2023. Principal repayments of 0.25% of the initial principal amount of our first lien term loan (approximately $3.25 million), subject to reduction for certain other prepayments, are payable quarterly, with the balance due at maturity. As a result of the voluntary prepayment of $205.0 million of our first lien term loan with a portion of the proceeds of our initial public offering and after giving effect to the issuance of the notes and the use of proceeds therefrom, the only required future payment under our first lien term loan is a single payment of $695.0 million at maturity, which is currently June 2, 2023.

In addition to the quarterly principal payments, our first lien term loan is subject to mandatory prepayment (1) upon any incurrence of indebtedness by us or any of our restricted subsidiaries, other than indebtedness permitted to be incurred or issued under our first lien term loan, (2) upon certain specified asset sales, dispositions by us and our restricted subsidiaries and casualty events, in each case, subject to certain thresholds and reinvestment provisions and (3) once per fiscal year in an amount equal to 50% (subject to reduction to 25% upon achieving a total net leverage ratio (as defined in our first lien term loan) of 3.95 to 1.00 and further reduction to 0% upon achieving a total net leverage ratio of 3.45 to 1.00) of annual excess cash flow (as defined in our first lien term loan, and subject to reduction for cash used for capital expenditures, acquisitions and certain other permitted investments, certain debt repayments and redemptions and certain permitted dividends in each case except to the extent financed with certain indebtedness).

APF may prepay our first lien term loan at any time and from time to time, in whole or in part, without premium or penalty.

Guarantees; Security

The obligations of APF under our first lien term loan are guaranteed by us, APF Holdco and each of APF’s direct and indirect wholly owned domestic subsidiaries (other than subsidiaries of foreign subsidiaries, immaterial subsidiaries, unrestricted subsidiaries and certain other exceptions). Our first lien term loan and the guarantees thereunder are secured by liens granted by APF and the guarantors in (1) all of the capital stock of all direct domestic subsidiaries, (2) 65% of the capital stock of each direct foreign subsidiary and (3) substantially all other tangible and intangible assets, subject in each case to certain exceptions. The liens securing our first lien term loan (1) have priority over the liens securing our ABL facility with respect to the Term Loan Priority Collateral (as defined in our first lien term loan) and (2) are second in priority with respect to the ABL Priority Collateral (as defined in our first lien term loan).

Interest; Fees

As a result of the repricing of our first lien term loan on December 7, 2016, our first lien term loan bears interest equal to the alternative base rate plus 2.00% per annum or LIBOR plus 3.00% per annum, with a LIBOR floor of 1.00%, based on a periodic election of LIBOR or base rate by APF. At October 1, 2016, prior to giving effect to the repricing of our first lien term loan, the interest rate for all borrowings on our first lien term loan was 4.5%. At October 1, 2016, after giving effect to the repricing of our first lien term loan, the interest rate for all borrowings on our first lien term loan would have been 4.0%. As a result of the repricing of our first lien term loan on December 7, 2016, a 1.0% mandatory prepayment premium will apply to certain repricing transactions occurring prior to the six-month anniversary of such date.

APF pays customary fees in respect of our first lien term loan.

Covenants

Our first lien term loan contains a number of covenants that, among other things, limit or restrict the ability of us and our restricted subsidiaries to: (1) dispose of certain assets; (2) incur, permit or guarantee additional indebtedness; (3) enter into a new line of business; (4) make investments; (5) incur or maintain liens; (6) modify certain terms of their organizational documents or certain debt instruments; (7) permit restrictions on a restricted subsidiary’s ability to pay dividends, make intercompany loans or otherwise transfer assets to us or any of our restricted subsidiaries; (8) engage in certain transactions with affiliates; (9) engage in mergers or the sale of substantially all of its assets; or (10) pay dividends or make other restricted payments.

At October 1, 2016, we and our restricted subsidiaries were in compliance with all covenants under our first lien term loan.

Events of Default

Our first lien term loan contains a number of events of default including non-payment of principal, interest or fees, violation of covenants, material inaccuracy of representations or warranties, cross payment default and cross acceleration to certain other material indebtedness, certain bankruptcy events, certain ERISA events, invalidity of guarantees or security interests, material judgments and change of control.

ABL Facility

On June 2, 2016, our wholly owned indirect subsidiary, APF, entered into a third amendment to the second amended and restated credit agreement with Wells Fargo Capital Finance, LLC, as administrative agent, and the lenders from time to time party thereto. Our ABL facility provides for an asset based senior secured revolving loan facility for aggregate maximum borrowings (subject to availability under a borrowing base) of up to $175 million to APF. $30 million of our ABL facility is available for the issuance of letters of credit. As of October 1, 2016, APF had $5.3 million of letters of credit outstanding under our ABL facility. There was available capacity under our ABL facility of $130.2 million at October 1, 2016.

Maturity; Prepayments

The maturity date of our ABL facility is June 2, 2021.

Subject to certain exceptions, our ABL facility is subject to mandatory prepayment if outstanding extensions of credit exceed the borrowing base. The amount of the mandatory prepayment is the amount by which certain outstanding extensions of credit exceed the borrowing base.

Guarantees; Security

The obligations of APF under our ABL facility are guaranteed by us, APF Holdco and each of APF’s direct and indirect wholly owned domestic subsidiaries (other than subsidiaries of foreign subsidiaries, immaterial subsidiaries, unrestricted subsidiaries and certain other exceptions). Our ABL facility and the guarantees thereunder are secured by security interests in (1) all of the capital stock of all direct domestic subsidiaries, (2) 65% of the capital stock of each direct foreign subsidiary and (3) substantially all other tangible and intangible assets, subject in each case to certain exceptions. The liens securing our ABL facility (1) have priority over the liens securing our first lien term loan with respect to the ABL Priority Collateral and (2) are second in priority with respect to the Term Loan Priority Collateral.

Interest; Fees

APF can periodically elect to pay interest on outstanding borrowings under our ABL facility at an alternative base rate plus a margin ranging from 0.50% to 1.00% per annum or LIBOR plus a margin ranging from 1.50% to 2.0% per annum, in each case, depending on APF’s average excess availability under our ABL facility for the most recently completed calendar quarter. Our ABL facility also carries a fronting fee with respect to letters of credit of 0.125% per annum and an unused commitment fee ranging from 0.250% to 0.375% per annum.

APF pays other customary fees in respect of our ABL facility.

Covenants

Our ABL facility contains a number of covenants that, among other things, limit or restrict the ability of us and our restricted subsidiaries to: (1) dispose of certain assets; (2) incur or guarantee additional indebtedness; (3) enter into a new line of business; (4) make investments or certain payments in respect of indebtedness; (5) incur or maintain liens; (6) modify certain terms of their organizational documents or certain debt instruments; (7) permit restrictions on a restricted subsidiary’s ability to pay dividends, make intercompany loans or otherwise transfer assets to us or any of our restricted subsidiaries; (8) engage in certain transactions with affiliates; or (9) engage in mergers or the sale of substantially all of its assets; or (10) pay dividends or make other restricted payments.

At October 1, 2016, we and our restricted subsidiaries were in compliance with all covenants under our ABL facility.

Events of Default

Our ABL facility contains a number of events of default including non-payment of principal, interest or fees, violation of covenants, material inaccuracy of representations or warranties, cross payment default and cross acceleration to certain other material indebtedness, certain bankruptcy events, certain ERISA events, invalidity of guarantees or security interests, material judgments and change of control.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock are issued or outstanding as of the date of this prospectus. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters to which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets and funds available for distribution. Holders of our common stock do not have preemptive, subscription or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the NYSE, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

•	the designation of the series;

•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant. See “Dividend Policy.”

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as our common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in a certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when Oaktree and its affiliates beneficially own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class. In addition, our amended and restated certificate of incorporation provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders agreement with our principal stockholders, any newly created directorship or vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when Oaktree and its affiliates beneficially own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, any newly created directorship on our board of directors that results from an increase in the number of directors and any vacancy occurring in our board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by stockholders). With respect to any vacancy of an Oaktree-designated director, Oaktree has the right to designate a new director for election by a majority of the remaining directors then in office.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors are able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of our board of directors or the chairman of our board of directors; provided, however, at any time when Oaktree and its affiliates beneficially own, in the aggregate, at least 40% in voting power of our stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by our board of directors or the chairman of our board of directors at the request of Oaktree and its affiliates. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our amended and restated bylaws provide for advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of us.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent at any time when Oaktree and its affiliates beneficially own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is expressly authorized to adopt, amend, alter or repeal, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as Oaktree and its affiliates beneficially own, in the aggregate, at least 40% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy and entitled to vote on such amendment, alteration, rescission or repeal. At any time when Oaktree and its affiliates beneficially own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation provides that at any time when Oaktree and its affiliates beneficially own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2⁄3% supermajority vote for stockholders to amend our bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provision opting out of Section 203 of the DGCL;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2⁄3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements make it more difficult for our pre-initial public offering stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for pre-initial public offering stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers, delaying, or preventing changes in control of our management or us, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of us, (2) action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, creditors or other constituents, (3) action asserting a claim against us or any of our directors or officers arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (4) action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine, in each such case subject to said Court of Chancery of the State of Delaware having jurisdiction over any such action or proceeding. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation renounces, to the maximum extent permitted from time to time by Delaware law, any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our principal stockholders, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates except any opportunity offered to a non-employee director solely in his or her capacity as our director. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, each of Oaktree or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates has no duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Oaktree or any of its affiliates or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person has no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of such provision is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

We have entered into indemnification agreements with each of our directors and executive officers pursuant to which we agreed to indemnify them to the fullest extent permitted by Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, LLC.

Listing

Our common stock is listed on the NYSE under the trading symbol “APFH.”

SHARES ELIGIBLE FOR FUTURE SALE

General

We cannot predict the effect, if any, future sales of shares of common stock, or the availability of shares of common stock for sale in the future, will have on the market price of shares of our common stock prevailing from time to time. Future sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Future sales, or the perception of future sales, by us or our pre-initial public offering stockholders in the public market following this offering could cause the market price for our common stock to decline.”

As of October 1, 2016, we had 78,607,804 shares of common stock outstanding, of which 21,390,000 were freely transferable on the NYSE. After giving effect to this offering, 33,890,000 shares of common stock (or 35,765,000 shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without registration under the Securities Act and without restriction by persons other than our “affiliates” (as defined under Rule 144). The remaining 44,717,804 shares of common stock (or 42,842,804 shares if the underwriters exercise in full their option to purchase additional shares) held by our principal stockholders, certain of our directors and officers and other pre-initial public offering stockholders after this offering will be “restricted” securities under the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including the exemptions pursuant to Rule 144 and Rule 701 under the Securities Act. In addition, as of October 1, 2016, 883,488 shares of common stock may be issued pursuant to outstanding options and restricted stock units and 5,628,690 shares of common stock are reserved for future issuance under our 2009 Omnibus Equity Incentive Plan.

Rule 144

In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 786,000 shares immediately after this offering; or

•	the average reported weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

In connection with this offering, we, our directors and executive officers, the selling stockholders and certain other stockholders will agree that, subject to certain exceptions, for a period of 90 days after the date of this prospectus, we and they will not directly or indirectly, without the prior written consent of each of Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and Barclays Capital Inc. (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock (including, without limitation, shares of our common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of our common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for shares of our common stock or sell or grant options, rights or warrants with respect to any shares of our common stock or securities convertible into or exchangeable for common stock (other than the grant of options pursuant to stock option plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of our common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing. Pursuant to an exception in the lock-up agreements, certain of our executive officers and any other selling stockholders that are members of our management team will be permitted to sell shares of our common stock pursuant to existing trading plans established pursuant to Rule 10b5-1 under the Exchange Act beginning 45 days after the pricing of this offering. Our President Christopher D. Sliva and our Senior Vice President, Chief Financial Officer and Treasurer Michael B. Sims do not have existing trading plans established pursuant to Rule 10b5-1 under the Exchange Act. The total number of shares that could be sold pursuant to this exception during the lock-up period is approximately 1.0% of our total outstanding shares of common stock following this offering. Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and Barclays Capital Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. See “Underwriting.”

Registration Rights

In connection with our initial public offering, we entered into an amended and restated registration rights agreement with our principal stockholders and certain other pre-initial public offering stockholders that grants to our principal stockholders an unlimited number of “demand” registration rights and to both our principal stockholders and the other pre-initial public offering stockholders party thereto customary “piggyback” registration rights. The amended and restated registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify our principal stockholders and the members of management party thereto against certain liabilities which may arise under the Securities Act.

Following completion of this offering, the shares covered by our amended and restated registration rights agreement would represent 50.6% of our outstanding common stock (or 48.2%, if the underwriters exercise in full their option to purchase additional shares). These shares also may be sold under Rule 144, depending on their holding period and subject to Rule 144 limitations applicable to affiliates and the lock-up restrictions described above and under “Underwriting.”

For additional information, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Form S-8 Registration Statement

We have filed a registration statement on Form S-8 under the Securities Act to register the shares of common stock issued or issuable under our 2009 Omnibus Equity Incentive Plan. Accordingly, shares registered under our registration statement on Form S-8 can be sold in the public market upon issuance, subject to Rule 144 limitations applicable to affiliates, vesting restrictions and the lock-up restrictions described above and under “Underwriting.” Our registration statement on Form S-8 covers 6,500,000 shares of common stock.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of shares of our common stock by a non-U.S. holder (as defined below) that purchases shares of our common stock pursuant to this offering and holds such common stock as a “capital asset” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on currently existing provisions of the Code, applicable United States Treasury regulations promulgated thereunder, judicial decisions, and rulings and pronouncements of the United States Internal Revenue Service (the “IRS”) all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or subject to different interpretation. This discussion does not address all the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under United States federal income tax laws (such as financial institutions, insurance companies, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, retirement plans, partnerships and their partners, dealers in securities, brokers, United States expatriates, persons who have acquired shares of our common stock as compensation or otherwise in connection with the performance of services, or persons who have acquired shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). This discussion does not address the state, local, or foreign tax, the Medicare tax imposed on certain investment income or United States federal estate or alternative minimum tax consequences relating to the ownership and disposition of shares of our common stock. Prospective investors should consult their tax advisors regarding the United States federal tax consequences of owning and disposing shares of our common stock, as well as the applicability and effect of any state, local or foreign tax laws.

As used in this discussion, the term “non-U.S. holder” refers to a beneficial owner of our common stock that is not, for United States federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity or arrangement taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	any entity or arrangement treated as a partnership for United States federal income tax purposes;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•	a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (b) that has in effect a valid election under applicable Treasury regulations to be treated as a United States person.

If a partnership or other entity or arrangement treated as a partnership for United States federal income tax purposes holds shares of our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partnership that holds shares of our common stock and any partner who owns an interest in such a partnership should consult their tax advisors regarding the United States federal income tax consequences of an investment in our common stock.

You should consult your tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership, and disposition of our common stock as well as the consequences to you arising under the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Distributions on Common Stock

If we make a distribution of cash or other property (other than certain distributions of our stock) in respect of shares of our common stock, the distribution generally will be treated as a dividend to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, on a share-by-share basis, to the extent of the non-U.S. holder’s tax basis in our common stock, and, to the extent such portion exceeds the non-U.S. holder’s tax basis in our common stock, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “—Sale, Exchange or Other Taxable Disposition.”

The gross amount of dividends paid to a non-U.S. holder with respect to shares of our common stock generally will be subject to United States federal withholding tax at a rate of 30%, unless (1) an applicable income tax treaty reduces or eliminates such tax, and the non-U.S. holder certifies that it is eligible for the benefits of such treaty in the manner described below, or (2) the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) and the non-U.S. holder satisfies certain certification and disclosure requirements. In the latter case, a non-U.S. holder generally will be subject to United States federal income tax with respect to such dividends on a net income basis at regular graduated United States federal income tax rates in the same manner as a United States person (as defined under the Code). Additionally, a non-U.S. holder that is a corporation may be subject to a branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

A non-U.S. holder that wishes to claim the benefit of an applicable income tax treaty with respect to dividends on shares of our common stock will be required to provide the applicable withholding agent with a valid IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalties of perjury that such holder (1) is not a United States person (as defined under the Code) and (2) is eligible for the benefits of such treaty, and the withholding agent must not have actual knowledge or reason to know that the certification is incorrect. This certification must be provided to the applicable withholding agent prior to the payment of dividends and may be required to be updated periodically. A non-U.S. holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Prospective investors, and in particular prospective investors engaged in a United States trade or business, are urged to consult their tax advisors regarding the United States federal income tax consequences of owning our common stock.

Sale, Exchange or Other Taxable Disposition

Generally, a non-U.S. holder will not be subject to United States federal income tax on gain realized upon the sale, exchange, or other taxable disposition of shares of our common stock unless (1) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States), (2) such non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange or other taxable disposition and certain other conditions are satisfied or (3) we are or become a “United States real property holding corporation” (as defined in section 897(c) of the Code) at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder’s holding period for our common stock and either (a) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale, exchange or other taxable disposition occurs, or (b) the non-U.S. holder owns (actually or constructively) more than five percent of our common stock at some time during the shorter of the five-year period ending on the date of disposition or such holder’s holding period for our common stock. Although there can be no assurances in this regard, we believe that we are not a United States real property holding corporation, and we do not expect to become a United States real property holding corporation.

Generally, gain described in clause (1) of the immediately preceding paragraph will be subject to tax on a net income basis at regular graduated United States federal income tax rates in the same manner as if the non-U.S. holder were a United States person (as defined under the Code). A non-U.S. holder that is a corporation may also be subject to a branch profits tax equal to 30% (or at such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. An individual non-U.S. holder described in clause (2) of the immediately preceding paragraph will be required to pay (subject to applicable income tax treaties) a flat 30% tax on the gain derived from the sale, exchange or other taxable disposition, which may be offset by certain United States source capital losses, even though the individual is not considered a resident of the United States.

Information Reporting and Backup Withholding

A non-U.S. holder generally will be required to comply with certain certification procedures to establish that such non-U.S. holder is not a United States person (as defined under the Code) in order to avoid backup withholding with respect to dividends or the proceeds of a disposition of shares of our common stock. In addition, we are required to annually report to the IRS and a non-U.S. holder the amount of any distributions paid to such non-U.S. holder, regardless of whether we actually withheld any tax. Copies of the information returns reporting such distributions and the amount withheld, if any, may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against such non-U.S. holder’s U.S. federal income tax liability, provided that certain required information is timely provided to the IRS.

Foreign Account Tax Compliance Act

Withholding at a rate of 30% is required on dividends in respect of, and, after December 31, 2018, gross proceeds from the sale or other disposition of, shares of our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the United States Treasury Department to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain United States persons and by certain non-United States entities that are wholly or partially owned by United States persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale or other disposition of, shares of our common stock held by an investor that is a non-financial foreign entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (1) certifies that such entity does not have any “substantial United States owners” or (2) provides certain information regarding the entity’s “substantial United States owners.” Prospective investors should consult their tax advisors regarding the possible implications of these rules on their investment in our common stock.

UNDERWRITING

Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and Barclays Capital Inc. are acting as representatives of the several underwriters. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from the selling stockholders the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
Barclays Capital Inc.
BMO Capital Markets Corp.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Wells Fargo Securities, LLC

Total	12,500,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we and the selling stockholders deliver customary closing documents to the underwriters.

The underwriting agreement provides that the underwriters must purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares from certain of the selling stockholders. The underwriting fee is the difference between the price to the public on the cover of this prospectus and the amount the underwriters pay to the selling stockholders for the shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and Barclays Capital Inc. have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $        per share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us, excluding underwriting discounts and commissions, are estimated to be approximately $1.0 million. We have agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commissions. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $50,000. In addition, the underwriters have agreed to reimburse us for certain of our expenses relating to this offering.

Option to Purchase Additional Shares

Certain of the selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 1,875,000 shares from them at the public offering price less underwriting discounts and commissions. This option may be exercised to the extent the underwriters sell more than 12,500,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this “Underwriting” section.

Lock-Up Agreements

In connection with this offering, we, our directors and executive officers, the selling stockholders and certain other stockholders will agree that, subject to certain exceptions, for a period of 90 days after the date of this prospectus, we and they will not directly or indirectly, without the prior written consent of each of Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and Barclays Capital Inc. (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock (including, without limitation, shares of our common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of our common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for shares of our common stock or sell or grant options, rights or warrants with respect to any shares of our common stock or securities convertible into or exchangeable for common stock (other than the grant of options pursuant to stock option plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of our common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities or (4) publicly disclose the intention to do any of the foregoing. Pursuant to an exception in the lock-up agreements, certain of our executive officers and any other selling stockholders that are members of our management team will be permitted to sell shares of our common stock pursuant to existing trading plans established pursuant to Rule 10b5-1 under the Exchange Act beginning 45 days after the pricing of this offering. Our President Christopher D. Sliva and our Senior Vice President, Chief Financial Officer and Treasurer Michael B. Sims do not have existing trading plans established pursuant to Rule 10b5-1 under the Exchange Act. The total number of shares that could be sold pursuant to this exception during the lock-up period is approximately 1.0% of our total outstanding shares of common stock following this offering.

Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and Barclays Capital Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release shares of our common stock and our other securities from lock-up agreements, Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and Barclays Capital Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of our common stock and our other securities for which the release is being requested and market conditions at the time.

In connection with our initial public offering, we, our directors and executive officers and the holders of all of our then outstanding common stock agreed not to sell or otherwise dispose of any shares of our common stock, subject to specified exceptions, until January 10, 2017 subject to certain extensions, on terms substantially similar to the one described above. Barclays Capital Inc. and Credit Suisse Securities (USA) LLC have granted a limited partial waiver to us and to the selling stockholders from the lock-up related to our initial public offering solely with respect to filing the registration statement for the shares to be sold hereby.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing

Our shares of common stock are listed on the NYSE under the trading symbol “APFH.”

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the shares of common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

An affiliate of Wells Fargo Securities, LLC is acting as administrative agent under our ABL facility. An affiliate of Morgan Stanley & Co. LLC is acting as the administrative agent and security agent and affiliates of certain underwriters acted as joint lead arrangers and joint book-running managers or as other agents, in each case, under our first lien term loan. In addition, affiliates of certain of the underwriters are lenders under our first lien term loan and under our ABL facility and therefore received proceeds from the notes offering, which were used to pay down outstanding borrowings under our first lien term loan. Furthermore, the underwriters also acted as underwriters in our initial public offering of 21,390,000 shares which we completed on July 20, 2016. Certain of the underwriters also acted as initial purchasers in the notes transaction, and affiliates of certain of the underwriters acted as joint lead arrangers and joint bookrunners in connection with the repricing of our first lien term loan, both of which closed on December 7, 2016.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (1) in which such an offer or solicitation is not authorized, (2) in which any person making such offer or solicitation is not qualified to do so or (3) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the shares of common stock or possession or distribution of this prospectus or any other offering or publicity material relating to the shares of common stock in any country or jurisdiction (other than the United States) where any such action for that purpose is required.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any common stock which are the subject of the offering contemplated herein may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined under the Prospectus Directive;

•	by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common stock shall result in a requirement for us, the selling stockholders or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any common stock under, the offers contemplated here in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter, the selling stockholders and us that:

•	it is a qualified investor as defined under the Prospectus Directive; and

•	in the case of any common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the common stock acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in the circumstances in which the prior consent of the representatives of the underwriters has been given to the offer or resale.

For the purposes of this representation and the provision above, the expression an “offer of common stock to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common stock to be offered so as to enable an investor to decide to purchase or subscribe for the common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) as received in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the common stock in, from or otherwise involving the United Kingdom.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares of common stock that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our common stock pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Act. Accordingly, shares of common stock may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us and the selling stockholders by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Certain legal matters relating to this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

The financial statements as of January 2, 2016 and January 3, 2015 and for each of the three years in the period ended January 2, 2016 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance that a copy of such contract, agreement or document has been filed as an exhibit to the registration statement, we refer you to the copy that we have filed as an exhibit.

We file annual, quarterly and special reports and other information with the SEC. Our filings with the SEC are available to the public on the SEC’s website at http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, our corporate website under the heading “Investors,” at http://www.advancepierre.com. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Operations and Comprehensive Income (Loss) for the fiscal years ended January 2, 2016, January 3, 2015 and December 28, 2013	F-3
Consolidated Balance Sheets as of January 2, 2016 and January 3, 2015	F-4
Consolidated Statements of Stockholders’ Deficit for the fiscal years ended January 2, 2016, January 3, 2015 and December 28, 2013	F-5
Consolidated Statements of Cash Flows for the fiscal years ended January 2, 2016, January 3, 2015 and December 28, 2013	F-6
Notes to Consolidated Financial Statements	F-7

Unaudited Consolidated Financial Statements
Consolidated Statements of Operations and Comprehensive Income for the 13-weeks and the 39 weeks ended October 1, 2016 and October 3, 2015	F-40
Consolidated Balance Sheets as of October 1, 2016 and January 2, 2016	F-41
Consolidated Statements of Stockholders’ Deficit for the 13-weeks and the 39 weeks ended October 1, 2016	F-42
Consolidated Statements of Cash Flows for the 13-weeks and the 39 weeks ended October 1, 2016 and October 3, 2015	F-43
Notes to Consolidated Financial Statements	F-44

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AdvancePierre Foods Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of AdvancePierre Foods Holdings, Inc. and its subsidiaries at January 2, 2016 and January 3, 2015, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for current deferred income tax assets and liabilities and the manner for which it accounts for debt issuance costs in 2015.

/s/ PricewaterhouseCoopers LLP

Cincinnati, Ohio

April 11, 2016, except for the effect of the change in the presentation of debt issuance costs discussed in Note 2 for which the date is May 27, 2016, and except for the effects of the stock split discussed in Note 24, for which the date is July 5, 2016

ADVANCEPIERRE FOODS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except share and per share amounts)

	Fiscal Year Ended
	January 2, 2016	January 3, 2015	December 28, 2013
	52 Weeks	53 Weeks	52 Weeks
Net sales	$1,611,611	$1,577,627	$1,491,998
Cost of goods sold	1,158,218	1,227,053	1,144,333
Distribution expenses	96,527	99,329	95,339
Restructuring expenses	2,492	2,046	21,444

Gross profit	354,374	249,199	230,882
Selling, general and administrative expenses	196,169	167,596	160,442
Impairment charges	—	—	5,497
Restructuring expenses	2,248	5,265	10,249
Other expense, net	5,550	259	780

Operating income	150,407	76,079	53,914
Interest expense:
Third party interest	91,187	92,628	91,957
Related party interest	3,124	3,177	2,910
Amortization of loan origination fees and original issue discount	10,066	9,828	9,738

Income (loss) before income tax provision	46,030	(29,554)	(50,691)
Income tax provision	8,919	8,389	6,356

Net income (loss)	$37,111	$(37,943)	$(57,047)

Other comprehensive income (loss), net of tax:
Change in fair value of derivatives	2,294	(2,294)	—

Other comprehensive income (loss)	2,294	(2,294)	—

Comprehensive income (loss)	$39,405	$(40,237)	$(57,047)

Net income (loss) per common share
Weighted average common shares outstanding—basic	65,350,463	64,209,838	63,502,480
Net income (loss) per common share—basic	$0.57	$(0.59)	$(0.90)
Weighted average common shares outstanding—diluted	66,181,865	64,209,838	63,502,480
Net income (loss) per common share—diluted	$0.56	$(0.59)	$(0.90)

See accompanying notes to consolidated financial statements

ADVANCEPIERRE FOODS HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	January 2, 2016	January 3, 2015
Assets
Current Assets:
Cash and cash equivalents	$4,505	$97
Accounts receivable, net of allowance $15	82,618	99,249
Inventories	183,536	189,733
Donated food value of USDA commodity inventory	31,590	25,561
Prepaid expenses and other current assets	11,201	12,411

Total current assets	313,450	327,051
Property, plant and equipment, net	237,922	219,394

Other Assets:
Goodwill	299,708	275,262
Other intangibles, net	242,110	223,318
Other	2,969	3,768

Total other assets	544,787	502,348

Total assets	$1,096,159	$1,048,793

Liabilities and Shareholders’ Deficit
Current Liabilities:
Current maturities of long-term debt	$24,721	$11,736
Trade accounts payable	43,896	67,709
Accrued payroll and payroll taxes	24,235	19,917
Accrued interest	20,028	20,980
Accrued advertising and promotion	25,289	13,504
Accrued obligations under USDA commodity program	30,541	28,525
Other accrued liabilities	37,548	17,665

Total current liabilities	206,258	180,036
Long-term debt:
Long-term debt, net of current maturities	1,202,065	1,244,166
Related party debt	31,772	31,644

	1,233,837	1,275,810

Deferred income taxes	42,750	35,292
Other long-term liabilities	40,541	24,693

Total liabilities	1,523,386	1,515,831

Commitments and contingencies (see notes 22 and 23)
Stockholders’ Deficit:
Common stock—$0.01 par value, 500,000,000 shares authorized, 66,057,768 and 65,001,718 issued and outstanding at January 2, 2016 and January 3, 2015, respectively	651	641
Additional paid-in capital	3,549	1,783
Stockholder notes receivable	(3,884)	(2,514)
Accumulated deficit	(427,543)	(464,654)
Accumulated other comprehensive loss	—	(2,294)

Total stockholders’ deficit	(427,227)	(467,038)

Total liabilities and stockholders’ deficit	$1,096,159	$1,048,793

See accompanying notes to consolidated financial statements

ADVANCEPIERRE FOODS HOLDINGS, INC

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

			Additional Paid-In Capital	Stockholder Notes Receivable	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Deficit
	Common Stock
	Shares	Amount
Balance at December 29, 2012	63,609,884	$636	$179	$(5,471)	$(369,664)	$—	$(374,320)
Net loss		—	—	—	(57,047)	—	(57,047)
Issuance of liability classified vested shares	856,616	—	—	—	—	—	—
Stock-based compensation	172,593	2	2,047	—	—	—	2,049
Capital contribution	5,515,318	55	5,537	—	—	—	5,592
Redemption of stock	(7,199,359)	(72)	(7,227)	—	—	—	(7,299)
Issuance of stock	986,260	10	990	—	—	—	1,000
Change in accounting from equity to liability based stock awards		(2)	(1,071)	—	—	—	(1,073)
Reclassification of liability based stock awards to equity		9	928	—	—	—	937
Stockholder notes:
Interest		—	—	(28)	—	—	(28)
Issuance		—	—	(1,067)	—	—	(1,067)
Retirement		—	—	3,905	—	—	3,905

Balance at December 28, 2013	63,941,312	$638	$1,383	$(2,661)	$(426,711)	$—	$(427,351)

Net loss		—	—	—	(37,943)	—	(37,943)
Issuance of liability classified vested shares	1,060,406	—	—	—	—	—	—
Capital contribution	442,784	4	445	—	—	—	449
Redemption of stock	(442,784)	(4)	(445)	—	—	—	(449)
Change in fair value of derivatives		—	—	—	—	(2,294)	(2,294)
Reclassification of liability based stock awards to equity		3	400	—	—	—	403
Stockholder notes:
Interest		—	—	(44)	—	—	(44)
Issuance		—	—	(413)	—	—	(413)
Retirement		—	—	604	—	—	604

Balance at January 3, 2015	65,001,718	$641	$1,783	$(2,514)	$(464,654)	$(2,294)	$(467,038)

Net income		—	—	—	37,111	—	37,111
Issuance of liability classified vested shares	1,228,646	—	—	—	—	—	—
Redemption of stock	(172,596)	(2)	(318)	—	—	—	(320)
Change in fair value of derivatives		—	—	—	—	2,294	2,294
Reclassification of liability based awards to equity		12	2,084	—	—	—	2,096
Stockholder notes:
Interest		—	—	(50)	—	—	(50)
Issuance		—	—	(1,497)	—	—	(1,497)
Retirement		—	—	177	—	—	177

Balance at January 2, 2016	66,057,768	$651	$3,549	$(3,884)	$(427,543)	$—	$(427,227)

See accompanying notes to consolidated financial statements

ADVANCEPIERRE FOODS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Year Ended
	January 2, 2016	January 3, 2015	December 28, 2013
	52 Weeks	53 Weeks	52 Weeks
Cash flows from operating activities
Net income (loss)	$37,111	$(37,943)	$(57,047)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization charges	62,857	58,005	57,337
Impairment charges	—	—	5,497
Amortization of loan origination fees and original issue discount	10,066	9,828	9,738
Loss (gain) on disposal of property, plant and equipment	1,223	36	(440)
Deferred income tax provision	7,458	8,058	5,782
Stock-based compensation expense	17,198	2,744	2,502
Forgiveness of notes receivable from stockholders	87	604	3,905
Changes in operating assets and liabilities (excluding amounts from acquisitions):
Accounts receivable	18,945	(4,841)	2,531
Inventories	14,298	(25,006)	6,197
Prepaid expenses and other current assets	4,509	4,555	9,515
Cash overdrafts, accounts payable and accrued liabilities	(16,573)	7,051	(10,235)
Other	67	(231)	(843)

Net cash provided by operating activities	157,246	22,860	34,439

Cash flows used in investing activities
Purchases of property, plant and equipment	(35,861)	(21,006)	(19,513)
Net cash used in acquisitions	(72,483)	—	—
Proceeds from sale of property, plant and equipment	42	81	7,739

Net cash used in investing activities	(108,302)	(20,925)	(11,774)

Cash flows used in financing activities
Loan origination fees	—	—	(423)
Repayments on term loans and capital leases	(13,466)	(16,257)	(11,477)
Borrowings on revolving line of credit	419,336	439,642	421,489
Repayments on revolving line of credit	(448,036)	(425,100)	(430,350)
Redemption of stock	(963)	—	(1,707)
Issuance of stockholder notes receivable, net of retirements	(1,407)	(413)	(1,067)
Issuance of stock	—	—	1,000

Net cash used in financing activities	(44,536)	(2,128)	(22,535)

Net increase (decrease) in cash and cash equivalents	4,408	(193)	130
Cash and cash equivalents, beginning of period	97	290	160

Cash and cash equivalents, end of period	$4,505	$97	$290

Supplemental Cash Flow Information:
Cash paid (received) during the period for:
Interest, net	$94,928	$94,681	$95,212
Income taxes paid (refunded), net	1,850	(59)	(358)
Significant non-cash transactions:
Accounts payable for construction in progress	1,982	1,358	301
Insurance premiums financed	3,266	4,288	4,543
Capital leases	305	839	300

See accompanying notes to consolidated financial statements

ADVANCEPIERRE FOODS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

1. BASIS OF PRESENTATION

Description of Business. AdvancePierre Foods Holdings, Inc. (the “Company”) is a leading national producer and distributor of value-added, convenient, ready-to-eat sandwiches, sandwich components and other entrées and snacks. The Company sells its value-added products to the foodservice, retail, convenience and industrial channels that correspond to its reportable segments. The Company markets and distributes a broad line of products in multiple product categories including ready-to-eat sandwiches, such as breakfast sandwiches, peanut butter and jelly (“PB&J”) sandwiches and hamburgers; sandwich components, such as fully-cooked hamburger and chicken patties and Philly steaks; and other entrées and snacks, such as country fried steak, stuffed entrées, chicken tenders and cinnamon dough bites.

OCM Principal Opportunities Fund IV L.P. (“OCM”) is the Company’s majority shareholder. AdvancePierre Foods, Inc. (“APF”) is a wholly-owned indirect subsidiary of the Company.

Stock Split. On June 16, 2016, the Company declared a 49.313-for-one stock split of its common stock with an effective date of June 21, 2016. The par value of the common stock was not adjusted as a result of the stock split. All share and per share amounts included in the consolidated financial statements and accompanying notes have been retroactivity adjusted to reflect the stock split. Fractional shares resulting from the stock split were rounded up to the nearest whole share.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The accompanying consolidated financial statements include the Company and its subsidiaries. All intercompany transactions have been eliminated.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates include estimates of fair values for inventory, goodwill, other intangible assets and other long-lived assets, in addition to accounting estimates of sales discounts and promotional allowances, sales-in-transit, self-insurance reserves, fair value of restricted shares and useful lives assigned to intangible assets and property, plant and equipment. Actual results could differ from those estimates.

Fiscal Year. The Company operates on a 52-week or 53-week fiscal year ending on the Saturday closest to December 31. The fiscal year ended January 2, 2016 (“fiscal 2015”) and December 28, 2013 (“fiscal 2013”) were 52-week fiscal periods. The fiscal year ended January 3, 2015 (“fiscal 2014”) was a 53-week fiscal period. The fiscal year ending December 31, 2016 (“fiscal 2016”) will be a 52-week fiscal period.

Cash and Cash Equivalents. For financial statement presentation purposes, the Company presents book overdrafts, principally outstanding checks in excess of cash on hand in accounts with the same financial institution and with a legal right of offset, as book overdrafts. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At January 2, 2016 and January 3, 2015, the Cash and cash equivalent balance included book overdrafts of $4,588 and $3,334, respectively. At both January 2, 2016 and January 3, 2015 the Company had no cash equivalents.

Cash in domestic bank accounts is insured by the Federal Deposit Insurance Corporation (“FDIC”). From time to time the Company deposits cash in interest-bearing domestic bank accounts that may not be fully insured by the FDIC.

ADVANCEPIERRE FOODS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Accounts Receivable. Allowances for doubtful accounts are maintained against accounts receivable for estimated losses resulting from the inability of customers to make required payments. These allowances are based on both recent trends of certain customers estimated to be a greater credit risk as well as general trends of the entire customer pool. Accounts are written off against the allowance when it becomes evident collection will not occur.

Concentration of Credit Risk and Significant Customers. Trade accounts receivable potentially subject the Company to concentrations of credit risk. The Company performs periodic credit evaluations of its customers’ financial conditions and generally does not require collateral. The Company encounters a certain amount of credit risk as a result of a concentration of receivables among a few significant customers. Aggregate sales to the Company’s two largest customers, which operate in the Foodservice segment, represented approximately 13.6% and 12.0% of net sales in fiscal 2015, 12.9% and 12.2% of net sales in fiscal 2014, and 13.1% and 11.8% of net sales in fiscal 2013. If the Company should lose either of the above mentioned customers, it would have a material adverse effect on the Company’s results. Accounts receivable included $13,520 and $25,087 from these two customers as of January 2, 2016 and January 3, 2015, respectively.

Inventories. Inventories are stated at the lower of cost (first-in, first-out) or market. Cost for inventory is composed of purchase price of raw materials plus conversion costs. The Company records reserves to reduce the carrying values of inventories to expected realizable value after considering expected disposition of the inventory, and if applicable, expected sales price and incremental costs to sell.

Property, Plant and Equipment. Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs which do not significantly extend the useful lives of assets are charged to operations whereas additions and betterments, including interest costs incurred during construction, which was not material for the fiscal years presented, are capitalized.

Depreciation of property, plant and equipment is provided over the estimated useful lives of the respective assets on the straight-line basis. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the terms of the respective leases. Property under capital leases is amortized over the terms of the respective leases. When property, plant and equipment are retired or sold, the cost and related accumulated depreciation are removed from the accounts with any gain or loss recognized in Other expense, net.

In accordance with ASC 360, “Property, Plant and Equipment,” (“ASC 360”) when changes in circumstances indicate that carrying amounts may not be recoverable, the Company evaluates the recoverability of property, plant, and equipment not held for sale by comparing the carrying amount of the asset or group of assets against the estimated undiscounted future cash flows expected to result from the use of the asset or group of assets and their eventual disposition. If the undiscounted future cash flows are less than the carrying value of the asset or group of assets being evaluated, an impairment loss is recorded. The loss is measured as the difference between the fair value and carrying value of the asset or group of assets being evaluated. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less cost to sell. The estimated fair value is based on the best information available under the circumstances, including prices for similar assets or the results of valuation techniques, including the present value of expected future cash flows using a discount rate commensurate with the risks involved.

Capitalized Internal-use Software Costs. Capitalized costs include external consulting fees and payroll and payroll-related costs for employees in the Company’s information technology groups who are directly associated

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

with, and who devote time to, the Company’s internal-use software projects during the application development stage. Capitalization begins when the planning stage is complete and the Company commits resources to the software project. Amortization of the asset commences when the software is complete and placed in service. The Company amortizes completed internal-use software over the estimated useful lives of the internal-use computer software on a straight-line basis.

Goodwill and Other Intangibles. Other intangibles include recipes, customer relationships, non-competition agreements, licensing agreements, water and sewer usage permits and certain trade names and trademarks.

In accordance with ASC 350, “Intangibles—Goodwill and Other,” (“ASC 350”) the Company is required to test recorded goodwill and intangibles with indefinite lives for impairment at least annually. The Company tests annually for impairment at the end of the third quarter; however, these tests are performed more frequently when events or changes in circumstances indicate the carrying amount may not be recoverable. Indicators of impairment are reviewed on a quarterly basis to determine if an impairment test is deemed necessary. Goodwill is tested annually for impairment using a two-step process. The first step consists of comparing the fair value of the Company’s reporting units to their respective carrying value. If the fair value exceeds the carrying value, the second step is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine the amount, if any, of impairment loss to recognize. The second step compares the implied fair value of goodwill to its carrying value. If the carrying amount of goodwill exceeds its fair value, an impairment loss is recognized in the amount equal to the excess. The Company’s annual goodwill impairment analysis, which was completed as of October 3, 2015, September 27, 2014 and September 28, 2013 did not result in an impairment charge.

Indefinite lived intangible assets other than goodwill are evaluated annually, or more frequently when events or changes in circumstances indicate the carrying amount may not be recoverable, for impairment. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The fair values of trademarks and trade names are determined using a royalty rate method based on expected revenues by trademark or trade name. The Company’s annual evaluations of indefinite-lived intangibles did not indicate impairment in either fiscal 2015 or fiscal 2014. The Company has evaluated the useful life of its indefinite-lived asset and has concluded that it continues to meet such criteria.

During the third quarter of fiscal 2013, the remaining useful life of one of the Company’s trade names was evaluated to determine whether events and circumstances continue to support an indefinite useful life. It was determined that an indefinite life was no longer appropriate. This conclusion was based on our expectations of the trade name’s contributions to our future cash flows considering factors such as current long-term market outlook, plans for ongoing trade name support and promotion, and strength of the trade name. The Company expects the remaining useful life of this trade name to be fifteen years. Accordingly, the Company began amortizing this trade name beginning in September 2013. The change from an indefinite life to a fifteen year useful life constituted a triggering event under ASC 350. The Company tested this trade name for impairment as of September 2013 based on financial forecasts and the expected useful life of fifteen years. Per the results of this valuation analysis, the carrying value of the trade name exceeded its fair value by $5,497 and accordingly, the Company recorded this amount as Impairment charges in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss) (“consolidated statements of operations”).

No indicators of impairment were noted from the date of the tests to the respective fiscal year-ends that would have required management to test goodwill and indefinite lived intangible assets for impairment again.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

In addition, all other intangible assets with finite lives are reviewed for impairment in accordance with ASC 360. The Company’s amortizable intangible assets are amortized using straight-line and accelerated amortization methods in order to allocate expected benefits derived from the assets over the estimated useful lives of such assets. During the fiscal years ended January 2, 2016, January 3, 2015 and December 28, 2013, the Company’s management noted no changes in circumstances that would have indicated carrying amounts of amortizable assets may not be recoverable. Accordingly, no impairment was recorded during the respective fiscal years.

Deferred Loan Origination Fees. Deferred loan origination fees associated with the Company’s revolving credit facility and long-term debt are amortized based on the term of the respective loan agreements. All amortization expense related to deferred loan origination fees is included in interest expense. In connection with refinancing transactions, the Company evaluates debt on a creditor by creditor basis to assess whether the refinancing transaction results in a modification or an extinguishment with the issuance of new debt. Existing deferred loan origination fees are expensed or carried over and fees associated with the refinancing transaction are expensed or capitalized as appropriate under ASC 470, “Modifications and Extinguishments” (“ASC 470”).

Revenue Recognition. The Company records revenues from sales of its food products at the time title transfers. Standard shipping terms for domestic customers are FOB destination point. Based on these terms, title passes at the time the product is delivered to the customer. For the majority of the Company’s international customers, shipping terms are FOB shipping point. Based on these terms, title passes at the time the product departs from the Company’s plant or warehouse. Revenue is recognized as the net amount to be received by the Company after deductions for estimated discounts, product returns, and other allowances. These estimates are based on historical trends and expected future payments (see also Advertising and Promotions below).

Cost of Goods Sold. The Company’s cost of goods sold includes the following: raw material costs, manufacturing labor, manufacturing overhead including depreciation expense, manufacturing warehousing costs and shipping and handling costs related to the movement of finished goods from manufacturing locations to sales distribution centers and to customers.

Advertising and Promotions. The Company expenses advertising costs as incurred. These costs are included in Selling, general and administrative expenses. Advertising expense for fiscal 2015, fiscal 2014 and fiscal 2013 was $1,523, $986 and $1,760 respectively. Promotional expenses associated with rebates, marketing promotions, and special pricing arrangements are recorded as a reduction of net sales at the time the sale is recorded. Certain of these expenses are estimated based on historical trends, expected future payments to be made under these programs and expected future customer deductions to be taken under these programs. The Company believes the estimates recorded in the consolidated financial statements are reasonable estimates of the liability under these programs.

USDA Commodity Program. The Company participates in the USDA Commodity Reprocessing Program (the “USDA Commodity Program”) which provides food and nutrition assistance to schools. Under the provisions of the USDA Commodity Program, the Company receives government donated raw materials and processes them into finished food products for sale to schools. The USDA Commodity Program provides that, among other things, the Company bears the risk of loss, spoilage or obsolescence associated with donated food materials and finished goods produced using donated food. Obligations under the USDA Commodity Program and the related inventory are recorded at the USDA stipulated value of the donated commodity raw materials at

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

the date the Company takes possession of the raw materials. Upon delivery of finished product to qualifying school customers, the inventory and associated liability are reduced and netted. As a result, revenues and cost of goods sold related to sales under the USDA Commodity Program are recorded exclusive of the value of the donated raw material product.

Stock-Based Compensation. The Company’s compensation structure includes a stock-based incentive program that allows for the issuance of stock options, performance stock and restricted stock. Only the program for restricted stock is currently utilized. The Company records compensation expense related to stock-based compensation in accordance with ASC 718, “Compensation—Stock Compensation.” See Note 16.

Research and Development. The Company expenses research and development costs, consisting of employee costs, supplies, travel, and production costs associated with product testing, as incurred. These costs are included in Selling, general and administrative expenses. Research and development expense for fiscal 2015, fiscal 2014 and fiscal 2013 was $6,551, $5,991 and $4,714 respectively.

Distribution Expenses. The Company expenses distribution costs as incurred. These costs include warehousing, fulfillment and freight costs.

Self-Insurance. The Company is self-insured for certain employee medical benefits and workers’ compensation benefits. The Company maintains stop-loss coverage in order to limit its exposure to any significant level of employee medical and workers’ compensation claims. Self-insurance expenses are accrued based on estimates of the aggregate liability for uninsured claims incurred using historical claims experience.

Income Taxes. The provision for income taxes is determined using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. The Company records a valuation allowance to reduce its deferred tax assets to an amount that is more likely than not to be realized. The Company follows accounting guidance related to accounting for uncertainty in income taxes to record uncertainties and judgments in the application of complex tax regulations (refer to Note 10 for more information).

Fair Value Accounting. The Company accounts for derivative financial instruments at fair value, as required by ASC 820 “Fair Value Measurement” (“ASC 820”). The Company has elected not to adopt fair value accounting for any assets or liabilities that are not required to be reported at fair value.

Derivative Financial Instruments. The Company holds derivative financial instruments from time to time including diesel fuel swap agreements, natural gas swap agreements, and forward foreign currency exchange contracts. The Company does not hold or issue derivative financial instruments for trading purposes. Changes in the fair value of derivative financial instruments that are effective as hedges are recorded in other comprehensive income (“OCI”). Deferred gains or losses are reclassified from OCI to the consolidated statements of operations in the same period as the gains or losses from the underlying transactions, including contract terminations, are recorded and are generally recognized in earnings. Changes in fair value that do not qualify for hedge accounting are immediately recognized in earnings.

Contingent Consideration. The Company has a liability associated with contingent consideration for the earn out payments related to a business acquisition as discussed in Note 3. The fair value of the contingent

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

consideration is measured on a quarterly basis with any changes recognized in earnings in accordance with ASC 805 “Business Combinations” (“ASC 805”). The Company is required to make payments under the acquisition agreement based on the achievement of contractual minimum volumes. The Company has determined the fair value based on its assessment is highly likely that these minimum volumes will be achieved and accordingly has recorded the liability based on the net present value of the maximum payment amount stipulated in the contract.

Liquidity and Capital Resources. As discussed in Note 24, subsequent to January 2, 2016, the Company completed a refinancing of its first lien term loan, second lien term and revolving line of credit facility. Prior to the refinancing, the Company was assessing its liquidity and capital resources as discussed in the following paragraphs.

As of January 2, 2016, the Company had $897,250 and $375,000 in principal outstanding under its first lien term loan and second lien term loan, respectively, which mature on July 10, 2017 and October 10, 2017, respectively, and an additional $125,443 available for borrowing under its $175,000 revolving credit facility which matures on January 10, 2017. As discussed in Note 9, the Company’s term loans and revolving credit facility contain a number of non-financial covenants imposing significant restrictions on the Company’s business, including certain limitations on incurrence of additional indebtedness, investments, sales of assets and payments to the Company’s stockholders. The Company’s term loans and revolving credit facility also require mandatory prepayments under certain circumstances.

The Company is actively negotiating a new first lien term loan which it will also use to repay its second lien term loan. In addition, the Company is actively negotiating a new extended revolving credit facility. The Company will consider opportunities to refinance or otherwise reduce its indebtedness on favorable terms. Any further potential reduction of indebtedness or refinancing could require significant use of the Company’s liquidity and capital resources.

The Company does not have sufficient capital resources in place currently to repay its term loans when they mature, and is in negotiations to refinance these obligations as well as its revolving credit facility before they come due. The Company believes that it will generate cash flows from operating activities to provide it with sufficient liquidity and capital resources to meet its current and future financial obligations, including its scheduled principal and interest payments, as well as to provide funds for working capital, capital expenditures, and other needs into the second quarter of 2017. While the Company believes it will be able to refinance its revolving credit facility, first lien term loan and second lien term loan, there can be no assurances that it can do so or whether it can do so on terms that would be favorable. If the Company is unable to renew its revolving credit facility or refinance its first and second lien term loans prior to maturity, it would have a material adverse impact on the business and financial condition of the Company.

New Accounting Pronouncements.

Pronouncements adopted by the Company.

In November 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-17, “Balance Sheet Classification of Deferred Taxes”. The new guidance eliminates the requirement to separate deferred income tax liabilities and assets into current and non-current amounts. The amendments will require that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position. The updated guidance will be effective for fiscal years beginning after

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

December 15, 2016, including interim periods within those annual periods. Early adoption is permitted, and the amendments may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company adopted the guidance retrospectively in fiscal 2015 in order to simplify the classification of deferred taxes into non-current amounts. At January 3, 2015, the Company had a current deferred tax liability of $167 that was reclassified as non-current. At December 28, 2013, we had a current deferred tax asset of $624 that was reclassified as non-current. See Note 10.

In September 2015, the FASB issued ASU No. 2015-16, “Simplifying the Accounting for Measurement-Period Adjustments”. The new guidance eliminates the requirement to retrospectively account for adjustments to provisional amounts recognized in a business combination. Under the ASU, the adjustments to the provisional amounts will be recognized in the reporting period in which the adjustment amounts are determined. The updated guidance will be effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. Early adoption is permitted, and the ASU should be applied prospectively. The Company has adopted this guidance and determined there was no impact on fiscal 2015.

In April 2015, the FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs”. The new guidance changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. The updated guidance will be effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted for all entities for financial statements that have not been previously issued. The Company adopted the guidance in the first quarter of 2016. This adoption resulted in reductions of deferred loan origination fees and long-term debt, net of current maturities of $11,072 and $17,695 as of January 2, 2016 and January 3, 2015, respectively.

Pronouncements under consideration by the Company.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”. The new guidance will require lessees to recognize the assets and liabilities that arise from leases in the balance sheet, including operating leases. The updated guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual periods. Early adoption is permitted. The Company is in the process of evaluating this guidance.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory”, which requires entities to measure most inventory “at the lower of cost and net realizable value,” thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market. The ASU will not apply to inventories that are measured by using either the last-in, first-out (LIFO) method or the retail inventory method (RIM). The updated guidance will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is permitted. The Company is in the process of evaluating this guidance.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers.” ASU 2014-09 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. This new revenue recognition model provides a five-step analysis in determining when and how revenue is recognized. The new

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnote disclosures. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is permitted.

3. ACQUISITIONS

On January 30, 2015 the Company acquired the wholesale business and production assets of Landshire, Inc. (“Landshire”), a manufacturer and marketer of sandwich products, and on April 24, 2015 acquired the business and production assets of Better Bakery, LLC (“Better Bakery”), a producer of high quality, premium stuffed sandwiches and other licensed products. The acquisitions bring a new set of premium products to the Company’s portfolio that complement and increase its existing product offerings, and provide the Company with additional capacity for increased sandwich and bakery production. The sellers of Landshire entered into an agreement with the Company for an ongoing supply of product whereby the seller can earn additional acquisition consideration upon meeting certain volume thresholds.

The purchase prices for the acquisitions were funded by cash payments and in the case of Landshire estimated earn out payments to be paid in cash over three years based on volume performance under the supply agreement. The Company expects to make all additional consideration payments included in the acquisition agreement and therefore, has valued the liability as the net present value of the payment stream.

	Landshire	Better Bakery
Cash	$41,552	$30,931
Other accrued liabilities	19,293	—

Purchase price	$60,845	$30,931

In connection with these acquisitions, the Company performed valuations of the acquired assets and assumed liabilities. Intangible assets identified in the valuation included customer relationships, trade names and trademarks, and non-competition agreements. Fair values were derived using Level 3 inputs, as defined by ASC 820. Such assets and liabilities include tangible and intangible assets whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. Unobservable inputs were developed based on the best information available, which in some instances included the Company’s own data.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

3. ACQUISITIONS  (Continued)

The acquisitions were recorded in accordance with ASC 805. The net purchase prices were allocated to assets acquired and liabilities assumed based on estimated fair values at the date of the acquisitions as follows:

	Landshire	Better Bakery
Current assets	$4,763	$5,704
Property, plant and equipment	12,037	2,115
Other intangibles	30,100	20,400
Goodwill	14,506	9,940
Assumed liabilities	(561)	(7,228)

Net assets acquired	$60,845	$30,931

The Company assumed liabilities of $561 and $7,228 for Landshire and Better Bakery, respectively. The assumed liability for Better Bakery is primarily related to an onerous broker contract, the amount of which was determined in reference to prevailing market brokerage rates for the Company and projected future sales under the contract. $20,800 and $10,400 was assigned to customer relationships with useful lives of 15 years for Landshire and Better Bakery, respectively. $8,600 and $9,600 was assigned to amortizable trade names and trademarks with weighted average useful lives of 19 years and 17 years for Landshire and Better Bakery, respectively. $700 and $400 was assigned to non-competition agreements with useful lives of 3 years and 4 years for Landshire and Better Bakery, respectively. The goodwill arising from the acquisitions consists largely of the synergies and economies of scale expected from combining the acquired businesses and integrating them into the Company, as well as the assembled workforce, and is deductible for tax purposes. The Company charged to Other expense, net $645 and $480 of acquisition related legal and professional fees expenses for Landshire and Better Bakery, respectively.

The following data table presents summarized pro forma results of the Company had the acquisitions occurred on December 29, 2013 (unaudited):

	Fiscal 2015	Fiscal 2014
Net sales	$1,619,214	$1,641,920
Net income (loss)	38,785	(38,568)

The 2015 pro forma net income includes $1,879 of non-recurring expenses of which $927 related to manufacturing start up inefficiencies and $952 related to severance, professional fees, travel and contract exit costs. The Company’s consolidated net sales includes $40,646 and $8,220 for Landshire and Better Bakery, respectively, since the date of acquisition and net income of $7,768 for Landshire and net loss of $148 for Better Bakery since the date of acquisition.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

4. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	January 2, 2016	January 3, 2015
Trade accounts receivable	$72,161	$97,145
Other receivables	11,577	3,129
Reserves for discounts and allowances	(1,120)	(1,025)

	$82,618	$99,249

As of January 2, 2016, other receivables included $9,398 for the Company’s product contamination insurance policy claim related to the recall of stuffed chicken breast products that occurred in fiscal 2015. The $9,398 recognized under a loss contingency model is related primarily to the claim for net sales reductions due to product returns, marketing expense to support post-recall sales, and administrative expense due to professional fees and travel. The amount recorded represents the amount expected to be collected under the policy. The full amount of the insurance claim filed is $14,969, of which $1,000 is subject to self-insurance retention, and $3,175 represents amounts claimed under the business interruption section of the Company’s contamination insurance policy which has been evaluated under a gain contingency model with no amounts recorded as of January 2, 2016.

The following table summarizes the recall receivable activity included in other receivables:

Balance at January 3, 2015	—
Claim additions	11,794
Self-insurance retention	(1,000)
Payments received	(1,396)

Balance at January 2, 2016	9,398

Of the $11,794 recorded in fiscal 2015, $6,244, $196, $1,670 and $3,654 were recorded to Cost of goods sold, Distribution expenses, Selling, general and administrative expenses, and Other expense, net, respectively.

5. INVENTORIES

Inventories by major classification are as follows:

	January 2, 2016	January 3, 2015
Finished goods	$136,762	$125,605
Raw materials	48,894	64,269
Work in process	2,330	3,278
Reserves for excess and obsolete inventory	(4,450)	(3,419)

	$183,536	$189,733

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

6. PROPERTY, PLANT AND EQUIPMENT

The major components of and useful lives assigned in accordance with Company policy to property, plant and equipment are as follows:

	Useful Life (years)	January 2, 2016	January 3, 2015
Land	n/a	$5,396	$5,066
Land improvements	5	4,594	3,702
Buildings	20 - 30	146,930	129,010
Machinery and equipment	5 - 15	195,561	173,114
Software	3 - 5	18,229	15,175
Furniture and fixtures	3 - 10	2,421	1,914
Vehicles	2 - 5	1,302	1,015
Construction in progress	n/a	7,749	7,098

		382,182	336,094
Less: accumulated depreciation and amortization		144,260	116,700

		$237,922	$219,394

Net book value of internally developed software costs included in software above was $5,777 and $5,876 as of January 2, 2016 and January 3, 2015, respectively. Depreciation of capitalized internal-use computer software costs included in depreciation expense below for fiscal 2015, fiscal 2014 and fiscal 2013 was $3,153 and $2,876 and $2,512 respectively.

Depreciation expense for fiscal 2015, fiscal 2014 and fiscal 2013 was $31,149, $28,182 and $26,740 respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

7. GOODWILL AND OTHER INTANGIBLES

The carrying amount of goodwill and other intangibles are as follows:

	January 2, 2016
	Weighted Avg. Useful Life (In yrs.)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangibles
Formulas	10	$10,307	$6,784	$3,523
Trade name and trademarks	12	106,092	36,263	69,829
Non-compete	4	2,309	1,220	1,089
Customer relationships	14	270,610	133,035	137,575

		389,318	177,302	212,016
Indefinite-lived intangibles
Trade name and trademarks		27,175	—	27,175
Water and sewer usage permits		2,919	—	2,919

		419,412	177,302	242,110
Goodwill		299,708	—	299,708

		$719,120	$177,302	$541,818

	January 3, 2015
	Weighted Avg. Useful Life (In yrs.)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangibles
Formulas	10	$10,307	$5,766	$4,541
Trade name and trademarks	10	87,892	28,378	59,514
Non-compete	5	1,209	978	231
Customer relationships	14	239,410	110,472	128,938

		338,818	145,594	193,224
Indefinite-lived intangibles
Trade name and trademarks		27,175	—	27,175
Water and sewer usage permits		2,919	—	2,919

		368,912	145,594	223,318
Goodwill		275,262	—	275,262

		$644,174	$145,594	$498,580

Amortization expense related to other intangibles was $31,708, $29,823 and $30,597 for fiscal 2015, fiscal 2014 and fiscal 2013, respectively.

ADVANCEPIERRE FOODS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

7. GOODWILL AND OTHER INTANGIBLES  (Continued)

At January 2, 2016, expected future amortization expense for other intangibles was as follows:

Fiscal Year	Amortization Expense
2016	$31,001
2017	29,028
2018	26,481
2019	22,992
2020	21,495
Thereafter	81,019

$212,016

The carrying amounts of goodwill by segment (there was no goodwill associated with the Industrial segment) are as follows:

	Foodservice	Retail	Convenience	Total
Balance at December 28, 2013 and January 3, 2015	$187,136	$46,236	$41,890	$275,262
Fiscal 2015 acquisitions	1,272	11,462	11,712	24,446

Balance at January 2, 2016	$188,408	$57,698	$53,602	$299,708

There were no accumulated goodwill impairment losses.

8. DERIVATIVE FINANCIAL INSTRUMENTS

Periodically, the Company enters into swap agreements to mitigate its exposure to fluctuations in prices of natural gas and diesel fuel and designates the agreements as cash flow hedges. The Company recognizes all derivatives on its Consolidated Balance Sheets at fair value.

Diesel Fuel Risk. The Company uses independent freight carriers to deliver its products. These carriers charge the Company a basic rate per mile that is subject to a mileage surcharge for diesel fuel price increases. In fiscal 2014, the Company entered into a variable to fixed rate commodity swap agreement with a financial counterparty to manage the fluctuations in fuel costs. The Company hedged approximately 60% of its diesel fuel requirements. The Company used the hedge agreements to mitigate the variability in monthly cash flows attributable to fuel surcharge rate changes caused by changes in U.S. No 2 Diesel Retail pricing, and not to speculate on the future price level of diesel fuel. The hedging instruments consisted of a series of financially settled fixed forward contracts with expiration dates ranging up to twelve months. The net amount paid or received upon monthly settlements is recorded as an adjustment to freight expense, while the effective change in fair value is recorded as a component of Accumulated Other Comprehensive Income (Loss) (“AOCI”) in the equity section of the Consolidated Balance Sheets. As of January 2, 2016, no contracts were outstanding and therefore, the Company had no deferred net loss included in AOCI related to the diesel hedge.

Natural Gas Risk. The Company utilizes multiple providers of natural gas. In fiscal 2014, the Company entered into a series of variable to fixed rate commodity swap agreements with a financial counterparty to manage the fluctuations in natural gas costs. The Company hedged approximately 40% of its natural gas

ADVANCEPIERRE FOODS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

8. DERIVATIVE FINANCIAL INSTRUMENTS  (Continued)

requirements. The Company used the hedge agreements to mitigate the variability in monthly cash flows attributable to natural gas price changes caused by changes in NYMEX pricing, and not to speculate on the future price level of natural gas. The hedging instruments consisted of a series of financially settled fixed forward contracts with expiration dates ranging up to twelve months. The net amount paid or received upon monthly settlements is recorded as an adjustment to utilities expense, while the effective change in fair value is recorded as a component of AOCI in the equity section of the Consolidated Balance Sheets. As of January 2, 2016, no contracts were outstanding and therefore, the Company had no deferred net loss included in AOCI related to the natural gas hedge.

The fair value of derivative instruments reported in the Consolidated Balance Sheets within Other accrued liabilities are as follows:

January 3, 2015
Diesel fuel swap	$2,002
Natural gas swap	292

$2,294

The effects of derivative instruments on the consolidated statements of operations for fiscal 2015, fiscal 2014 and fiscal 2013 are as follows:

	Gain (Loss) Recognized in OCI			Loss Reclassified from AOCI into Income
	Fiscal 2015	Fiscal 2014	Fiscal 2013	Fiscal 2015	Fiscal 2014	Fiscal 2013
Diesel fuel swap	$2,002	$(2,002)	$—	$(2,946)	$(64)	$21

Natural gas swap	292	(292)	—	(427)	(87)	—

	$2,294	$(2,294)	$—	$(3,373)	$(151)	$21

Within the consolidated statements of operations, the diesel fuel swap is recorded in Distribution expenses and the natural gas swap is recorded in Cost of goods sold. In fiscal 2015, fiscal 2014 and fiscal 2013 no tax impact is reflected as any impact would be offset with a valuation allowance (see Note 10).

The Company entered into master netting agreements with a financial counterparty where they entered into commodity swap agreements that permitted the net settlement of amounts owed under their respective derivative contracts. Under these master netting agreements, net settlement of all outstanding contracts with a counterparty in the case of an event of default or a termination event was allowed. The amounts under the master netting agreements were immaterial.

ADVANCEPIERRE FOODS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

9. FINANCING ARRANGEMENTS

Debt consisted of the following:

	January 2, 2016	January 3, 2015
2012 First Lien Term Loan, with floating interest rates, maturing July 10, 2017 net of original issue discount of $2,399 and $3,869 at January 2, 2016 and January 3, 2015, respectively	$894,851	$902,631
2012 Second Lien Term Loan, with floating interest rates, maturing October 10, 2017, net of original issue discount of $2,438 and $3,810 at January 2, 2016 and January 3, 2015, respectively	340,562	339,190
2012 Second Lien Term Loan held by related party, with floating interest rates, maturing October 10, 2017, net of original issue discount of $228 and $356 at January 2, 2016 and January 3, 2015, respectively	31,772	31,644
Revolving line of credit, maximum borrowings of $175,000 in fiscal 2015 and $150,000 in fiscal 2014 with floating interest rates, maturing January 10, 2017	—	28,705
Loan origination fees	(11,071)	(17,695)
Capitalized lease obligations maturing through fiscal 2018	861	992
Insurance premium financing	1,583	2,079

Total debt	1,258,558	1,287,546
Less: current maturities	(24,721)	(11,736)

Long-term debt	$1,233,837	$1,275,810

In connection with the 2012 issuance of a $925,000 first lien term loan (the “First Lien Term Loan”) and a $375,000 second lien term loan (the “Second Lien Term Loan”) (collectively, “Term Loans”), the Company paid $30,925 in aggregate financing fees; $26,839 were capitalized and amortized over the lives of the new loans. The First Lien Term Loan and the Second Lien Term Loan were issued with original issue discounts of $6,938 and $7,500, respectively. After considering the impact of the amortization of original issue discount and deferred financing fees, the effective interest rates for the First Lien Term Loan and the Second Lien Term Loan were 6.51% and 10.55%, respectively, at the issue date.

As discussed in Note 24, subsequent to January 2, 2016, the Company completed the refinancing of its Term Loans and revolving line of credit facility.

Borrowings under the Term Loans are subject to a variable rate interest determined based on either a LIBOR or bank base rate, plus a margin, as follows:

	Applicable Margins
	LIBOR Loans	Bank Base Rate Loans
First Lien Term Loan	4.50%	3.50%
Second Lien Term Loan	8.25%	7.25%

LIBOR borrowings under the Term Loans were subject to a minimum, or floor, LIBOR rate of 1.25%. Bank base rate borrowings under the Term Loans were subject to the prime rate plus margin. During both fiscal 2015 and fiscal 2014, the Company’s debt was subject to LIBOR loan margins. At both January 2, 2016 and January 3,

ADVANCEPIERRE FOODS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

9. FINANCING ARRANGEMENTS  (Continued)

2015, the interest rate for borrowings on the First Lien Term Loan was 5.75% and for the Second Lien Term Loan was 9.50%. Borrowings on the First Lien Term Loan were collateralized by a first-priority security interest in substantially all of the Company’s assets except for accounts receivable, inventory and cash and cash equivalents that serve as first-priority collateral for the revolving facility, on which the First Lien Term Loan maintained a second-priority interest. Borrowings on the Second Lien Term Loan were collateralized by a second-priority security interest in substantially all of the Company’s assets except for accounts receivable, inventory and cash and cash equivalents that serve as first-priority collateral for the revolving line of credit, on which the Second Lien Term Loan maintained a third-priority interest.

The First Lien Term Loan required mandatory prepayments upon the occurrence of certain defined events, including, but not limited to, dispositions of property, plant and equipment, depreciation of appraised value of property, plant and equipment, extraordinary cash receipts, and receipt of proceeds from certain gain contingencies. In addition, the First Lien Term Loan required mandatory prepayment of amounts equal to Excess Cash Flow (as defined in the Credit Agreement governing the First Lien Term Loan). No mandatory prepayments were required or made in fiscal 2014. For fiscal 2015, a mandatory prepayment related to Excess Cash Flow of $13,407 was made on April 6, 2016. However, certain debt holders exercised their option to reject the prepayment and $2.8 million of the payment was returned to the Company.

Pursuant to the Term Loans, the Company was required to satisfy non-financial covenants including, but not limited to, restrictions on incurrence of indebtedness and liens, declaration and payment of distributions, making fundamental changes to the business and disposing of assets. The Company was in compliance with all such covenants as of January 2, 2016 and January 3, 2015. The Company is currently not subject to financial maintenance covenants except under certain conditions which have not been met.

During fiscal 2014, the revolving line of credit facility had a maximum borrowing limit of $150,000. In fiscal 2015, the maximum borrowing limit was increased to $175,000 and the maximum borrowing base limits were further subject to a borrowing base limitation derived from applying defined calculations to inventory and accounts receivable balances.

At January 2, 2016 and January 3, 2015, availability under the facility was as follows:

	January 2, 2016	January 3, 2015
Borrowing base limitation	$130,941	$147,104
Less: outstanding letters of credit	5,498	6,953
Less: revolving line of credit advances	—	28,705

Net availability	$125,443	$111,446

At January 3, 2015, the interest rate for borrowings on the revolving line of credit was 4.00% (base rate 3.25% plus 0.75% margin).

ADVANCEPIERRE FOODS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

9. FINANCING ARRANGEMENTS  (Continued)

Future maturities of total debt excluding capital leases, were as follows as of January 2, 2016:

Fiscal Year
2016	$24,136
2017	1,249,697

1,273,833
Less: amounts representing interest resulting from amortization of original issue discount	(5,065)

$1,268,768

10. INCOME TAXES

Income tax provision consists of the following components:

	Fiscal 2015	Fiscal 2014	Fiscal 2013
Federal income tax provision
Current	$870	$—	$—
Deferred	6,517	7,333	5,163

Net federal income tax provision	7,387	7,333	5,163
State income tax provision
Current	591	331	574
Deferred	941	725	619

Net state income tax provision	1,532	1,056	1,193

Income tax provision	$8,919	$8,389	$6,356

Actual income tax provision differs from amounts computed by applying a statutory federal income tax rate to reported income (loss). The following are reconciliations to the reported income tax provision:

	Fiscal 2015		Fiscal 2014		Fiscal 2013
	Amount	Percent of Pre-tax Income	Amount	Percent of Pre-tax Income	Amount	Percent of Pre-tax Income
Income tax provision (benefit) computed at statutory rate	$16,109	35.0%	$(10,344)	35.0%	$(17,823)	35.0%
Permanent book/tax difference:
Stock-based compensation	5,501	12.0%	67	(0.2)%	486	(1.0)%
Other permanent differences	199	0.4%	205	(0.7)%	272	(0.5)%
State and local income tax	2,814	6.1%	(12,021)	40.7%	(2,908)	5.7%
Change in valuation allowance	(15,812)	(34.4)%	30,545	(103.4)%	26,251	(51.8)%
Other	108	0.2%	(63)	0.2%	78	(0.1)%

Income tax provision	$8,919	19.4%	$8,389	(28.4)%	$6,356	(12.5)%

Stock-based compensation expense creates a permanent book/tax difference because employee elections under Section 83(b) of the Internal Revenue Code establish the basis for the Company’s income tax deduction for

ADVANCEPIERRE FOODS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

10. INCOME TAXES  (Continued)

employee compensation as of the restricted stock grant dates, whereas the Company’s recognition of compensation expense under the liability method of accounting (see Note 16) is affected by increases in restricted stock values subsequent to the grant dates.

The approximate tax effect of each type of temporary difference that gave rise to the Company’s deferred income tax assets and liabilities as of January 2, 2016 follows:

	Assets	Liabilities	Total
Inventory cost capitalization and reserves	$4,789	$—	$4,789
Other reserves and accruals	4,209	(940)	3.269
Basis difference in property, plant and equipment	—	(16,794)	(16,794)
Amortization of intangible assets	—	(23,261)	(23,261)
Federal net operating loss carryforwards	76,678	—	76,678
State net operating loss carryforwards	11,153	—	11,153
Alternative minimum tax carryforward	1,502	—	1,502
State income tax credit	10,100	—	10,100
Other	307	(803)	(496)

Total deferred assets and liabilities	108,738	(41,798)	66,940
Valuation allowance	(109,690)	—	(109,690)

Net deferred tax assets and liabilities	$(952)	$(41,798)	$(42,750)

The approximate tax effect of each type of temporary difference that gave rise to the Company’s deferred income tax assets and liabilities as of January 3, 2015 follows:

	Assets	Liabilities	Total
Inventory cost capitalization and reserves	$5,380	$—	$5,380
Other reserves and accruals	3,920	(1,109)	2,811
Basis difference in property, plant and equipment	—	(14,205)	(14,205)
Amortization of intangible assets	—	(17,620)	(17,620)
Federal net operating loss carryforwards	88,873	—	88,873
State net operating loss carryforwards	13,521	—	13,521
Alternative minimum tax carryforward	632	—	632
State income tax credit	10,100	—	10,100
Other	1,850	(242)	1,608

Total deferred assets and liabilities	124,276	(33,176)	91,100
Valuation allowance	(126,392)	—	(126,392)

Net deferred tax assets and liabilities	$(2,116)	$(33,176)	$(35,292)

ADVANCEPIERRE FOODS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

10. INCOME TAXES  (Continued)

As of January 2, 2016, the Company had net operating losses (“NOL”) carryforwards of $215,694 and $168,101 for federal and state purposes, respectively, which expire during the following years (as revised):

	Federal	State
2016 - 2020	—	10,706
2021 - 2025	—	10,675
2026 - 2030	—	20,715
2031 - 2034	215,694	126,005

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. At each reporting date, the Company considers both negative and positive evidence that impacts the assessment of the realization of deferred tax assets. Based on the Company’s evaluation of positive and negative evidence as of January 2, 2016, Management determined that a full valuation allowance should continue to be recorded against the deferred tax assets. Principal among the negative evidence was the sustained history of recent cumulative losses, in part related to fluctuations in commodity costs and a high degree of financial leverage. The amount of deferred tax assets considered realizable, however, could be increased in the near term if estimates of future taxable income during the carryforward period are increased.

The following shows the activity in the valuation allowance for deferred tax assets:

	Fiscal 2015	Fiscal 2014	Fiscal 2013
Balance at beginning of period	$126,392	$94,952	$68,701
Additions	—	31,440	26,251
Deductions	(16,702)	—	—

Balance at end of period	$109,690	$126,392	$94,952

$890 of deductions during fiscal 2015 and $895 of additions during fiscal 2014 have been recorded in OCI.

Net deferred tax assets and federal income tax expense in future years can be significantly affected by changes in enacted tax laws and rates or by unexpected adverse events that would impact management’s conclusions as to the ultimate realizability of deferred tax assets.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. As of January 2, 2016, the Company’s federal and state tax returns for fiscal 2011 through fiscal 2014 remain open under the relevant statutes.

Management believes that substantially all tax positions taken and expected to be taken and reflected in the consolidated financial statements at January 2, 2016 and January 3, 2015 are more likely than not to be sustained, based upon the technical merits, upon examination. As a result, no material amounts were recorded to reverse the impact of tax benefits as of January 2, 2016 and January 3, 2015.

ADVANCEPIERRE FOODS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

11. STOCKHOLDERS’ EQUITY

During fiscal 2013, the Company received $1,000 in proceeds from the sale of stock to a senior executive.

Concurrent with the restricted stock grants discussed in Note 16, employees and other recipients made elections under section 83(b) of the Internal Revenue Code, which resulted in immediate recognition of compensation for federal income tax purposes associated with the grants. The Company issued loans to the recipients, evidenced by promissory notes (the “Stockholder Notes”), for an amount approximately equal to their individual tax liability related to the 83(b) elections. The Stockholder Notes are secured by all shares issued to the respective recipients under the Company’s 2009 Omnibus Equity Incentive Plan (the “Equity Incentive Plan”) or any other equity incentive plan. In addition, the Stockholder Notes have recourse in the event of default by the recipient. Interest is charged on the outstanding balance at the mid-term applicable federal rate in effect at the issue date. As of January 2, 2016 and January 3, 2015, the interest rates on the Stockholder Notes ranged from 0.95% to 2.04%. The outstanding balance of $3,884 and $2,514, including principal and accrued interest, at January 2, 2016 and January 3, 2015, respectively, was classified as a reduction of stockholders’ equity. The interest on Stockholder Notes of $50, $44, and $28 in fiscal 2015, fiscal 2014, and fiscal 2013, respectively is included in Related party interest in the consolidated statements of operations.

12. LEASED PROPERTIES

The Company leases certain plant, property and equipment under leases classified as capital leases. The leases have original terms ranging from one to six years. The assets covered under these leases have carrying values of approximately $861 and $938 as of January 2, 2016 and January 3, 2015, respectively.

The Company also leases cold storage space, machinery and equipment and real estate classified as operating leases with terms that are effective for varying periods through fiscal 2025. Certain of these leases have remaining renewal clauses, exercisable at the Company’s option.

At January 2, 2016, the Company had minimum rental payments required under operating and capital leases as follows:

	Minimum Rental Payments
Fiscal Year	Operating Leases	Capital Leases
2016	$3,336	$603
2017	2,819	277
2018	1,647	2
2019	784	—
2020	448	—
Thereafter	1,638	—

	$10,672	882

Less: amount representing interest		21

Present value of minimum lease payments under capital leases		$861

ADVANCEPIERRE FOODS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

12. LEASED PROPERTIES  (Continued)

Rental expense was as follows:

	Fiscal 2015	Fiscal 2014	Fiscal 2013
Real estate	$1,994	$1,795	$1,582
Cold storage	3,931	2,919	4,316
Equipment	4,107	3,278	3,023

Total	$10,032	$7,992	$8,921

During fiscal 2012, the Company sold its Enid, OK cold storage facility with a net book value of $12,587 to an unrelated third party (“Enid DC Transaction”). Net proceeds from this sale were $25,704. Concurrent with this sale, the Company entered into an agreement to lease the property back from the purchaser over a minimum lease term of twenty years. The lease agreement contains provisions that, under certain conditions, may require the Company or a successor lessee to provide financial assurances that may be deemed to be collateral for sale-leaseback accounting purposes. As a result of these provisions, the Enid DC Transaction did not qualify for sale-leaseback accounting treatment in fiscal 2012. Accordingly, the Company maintains the real estate and related building and equipment on the January 2, 2016 and January 3, 2015 Consolidated Balance Sheets, respectively, and cash proceeds from the sale have been recorded in Other long-term liabilities, net of the current portion of $603, recorded in Other accrued liabilities. The lease agreement does not have a stated rate of interest. The implicit interest rate is 7.12% over the term of the agreement.

Future payments under the agreement are as follows as of January 2, 2016:

Fiscal Year	Required Payments
2016	$2,309
2017	2,332
2018	2,356
2019	2,379
2020	2,403
Thereafter	30,782

42,561
Less amounts representing interest:	18,324

$24,237

During fiscal 2014, the Company closed its administrative office in Edmond, OK but has a remaining obligation for the rental of the facility. At January 2, 2016 and January 3, 2015 this obligation was $71 and $237, respectively. Also during fiscal 2014, the Company entered into an operating lease for additional office space in Cincinnati, OH. A portion of the rent was abated at the start of the lease term. ASC 840—“Leases” (“ASC 840”) states that lease payments should be charged to expense on a straight-line basis over the lease term. Accordingly, the Company recorded rent expense during fiscal 2015 and fiscal 2014 and an obligation for the deferred payments. At January 2, 2016 and January 3, 2015, this obligation was $342 and $197, respectively.

13. OTHER LONG-TERM LIABILITIES

During fiscal 2015, the Company made business acquisitions as discussed in Note 3. A component of the purchase price for one of the acquisitions related to contingent consideration for earn out payments based on

ADVANCEPIERRE FOODS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

13. OTHER LONG-TERM LIABILITIES  (Continued)

achieving minimum annual volume targets. At January 2, 2016, the fair value of the liability for the earn out payments was $19,628 with $9,956 classified in Other accrued liabilities and $9,672 classified in Other long-term liabilities. The Company assumed an onerous broker contract in one of the acquisitions. At January 2, 2016, the liability for this contract was $6,821 and was recorded in Other long-term liabilities.

14. RESTRUCTURING AND OTHER EXPENSE, NET

During the past three years, the Company has initiated a number of restructuring programs, incurring expenses to integrate acquired businesses, improve the efficiency of its manufacturing and distribution network, and consolidate and reorganize its management and support teams.

As discussed in Note 3, during fiscal 2015, the Company made two business acquisitions and incurred $1,887 in expense in connection with the integration of the related operations. $927 of this expense was charged to gross profit and related primarily to reconfiguration of production lines and associated ramp up inefficiencies. $960 of this expense was charged to operating income and these expenses were composed of travel and meals, legal and professional fees, facility closing costs and related severance.

During fiscal 2015, the Company incurred $1,191 in expense that was charged to gross profit and related to reconfiguration of production lines at its Portland, ME manufacturing facility.

During fiscal 2013, the Company undertook various initiatives intended to improve its commercial effectiveness and reduce operating costs, the execution of which continued in both fiscal 2014 and fiscal 2015. These initiatives include:

•	Consolidation of business unit leadership and shared service teams in its Cincinnati, OH area facilities and closure of its administrative office located in Edmond, OK.

•	Reorganization of its senior leadership team.

•	Implementation of staffing reductions and facilities closures in its manufacturing, logistics and commercial operations.

In connection with the above named initiatives, the Company recorded $1,662, $6,842 and $2,495 in expenses related primarily to severance costs, relocation and recruiting costs, and professional fees in fiscal 2015, fiscal 2014 and fiscal 2013, respectively. In fiscal 2015, $374 and $1,288 of this expense was charged to gross profit and operating income, respectively. In fiscal 2014, $1,614 and $5,228 of this expense was charged to gross profit and operating income, respectively. In fiscal 2013, the entire expense was charged to operating income.

During fiscal 2013, in connection with the reorganization, the Company recorded $7,359 in expenses related primarily to severance costs and debt forgiveness on Shareholder Notes. $308 and $7,051 of this expense was charged to gross profit and operating income, respectively

During fiscal 2014, and fiscal 2013, the Company incurred $37 and $703, respectively in expense charged to operating income in connection with the integration of the operations of the former Pierre Foods, Inc., Advance Food Company, Advance Brands, LLC and Barber Foods, LLC. In fiscal 2013, these expenses were composed of consulting and professional service fees, facility consolidations, and employee-related costs such as severance, relocation, and outplacement.

ADVANCEPIERRE FOODS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

14. RESTRUCTURING AND OTHER EXPENSE, NET  (Continued)

During fiscal 2012, the Company completed a comprehensive analysis of its manufacturing capacity and footprint and decided to close the Orange City, IA facility, consolidating its activities among existing facilities. In connection with the idling of the production line and the facility closure, the Company incurred $432 and $20,742 in expense charged to gross profit in fiscal 2014 and fiscal 2013, respectively. In fiscal 2013, these expenses were composed of $18,527 in costs associated with reconfiguration of production lines and related ramp up inefficiencies and $2,215 in warehousing and transportation costs.

All the above initiatives are complete as of January 2, 2016. The Company expects that the related cash payments will be substantially completed within fiscal 2016.

The following table summarizes the classification of restructuring costs in the consolidated statements of operations:

	Fiscal 2015		Fiscal 2014		Fiscal 2013
	Gross Profit	Operating Income	Gross Profit	Operating Income	Gross Profit	Operating Income
Initiatives prior to 2013	$—	$—	$432	$37	$21,136	7,754
2013 initiatives	374	1,288	1,614	5,228	308	2,495
2015 initiatives	2,118	960	—	—	—	—

Totals	$2,492	$2,248	$2,046	$5,265	$21,444	$10,249

The following table reflects the activity regarding accrued liabilities for the Company’s restructuring expenses as the result of the above initiatives. The accrued liabilities are included in Other accrued liabilities and Other long term liabilities in the consolidated balance sheets. The Company did not record any restructuring expenses directly attributable to its reportable segments.

Total
Balance at December 29, 2012	$3,548
Accruals	31,693
Payments, net	(31,889)

Balance at December 28, 2013	$3,352
Accruals	7,311
Payments, net	(10,096)

Balance at January 3, 2015	$567
Accruals	4,740
Payments, net	(4,811)

Balance at January 2, 2016	$496

Other expenses, net in fiscal 2015 are composed primarily of professional fees associated with merger and acquisition activity, and costs associated with a recall of stuffed chicken breasts (refer to Note 4 for more information).

ADVANCEPIERRE FOODS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

15. EMPLOYEE BENEFITS

The Company maintains a 401(k) retirement plan for employees which provides that the Company will make a matching contribution. For fiscal 2015, fiscal 2014 and fiscal 2013, the Company matched 100% for the first 3% of the employees’ salary and 50% for the next 2%. The Company’s contributions expensed under the plans were approximately $4,606, $4,415 and $3,795 for fiscal 2015, fiscal 2014 and fiscal 2013, respectively.

The Company provides employee health insurance benefits through self-insurance group medical plans. The Company’s contributions expensed for the self-insured group medical plans were approximately $22,251, $18,784 and $19,219 for fiscal 2015, fiscal 2014 and fiscal 2013, respectively.

16. STOCK-BASED COMPENSATION

Effective January 15, 2009, the Company’s board of directors adopted the Equity Incentive Plan for the purpose of providing additional incentive to selected employees, directors and consultants whose contributions are essential to the growth and success of the Company’s business. The Equity Incentive Plan provides that the Company may grant options, share appreciation rights, restricted shares, deferred shares, performance shares, unrestricted shares, other share-based awards or any combination of the foregoing awards. Awards under the Equity Incentive Plan are limited to 11,095,425 shares of the Company’s common stock, subject to adjustment as provided in the Equity Incentive Plan document. The Equity Incentive Plan provides for board of directors’ discretion in determining vesting periods, contractual lives and option exercise prices for each award issuance under the Equity Incentive Plan. Pursuant to the First Amended and Restated Stockholders’ Agreement by and among the Company and its Stockholders and the individual award agreements, transfer of shares awarded under the Equity Incentive Plan is restricted.

During fiscal 2015, fiscal 2014 and fiscal 2013, the Company granted 779,154, 505,460 and 2,490,308 restricted shares, respectively, to key employees. The restricted shares vest over a three-year or four-year period with equal proportion of the shares vesting at the anniversary date of the grant in each of the three or four years in the vesting period. The fair value was estimated at the grant dates using an estimate of the enterprise value of the Company subtracting its debt net of cash, and applying an applicable liquidity discount. The enterprise value estimate was calculated by applying market benchmark multiples to our Adjusted EBITDA for the trailing twelve months as of the end of the most recent quarter for which a determination is made, and the corresponding amount was compared annually with the Company’s estimated future discounted cash flows.

ADVANCEPIERRE FOODS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

16. STOCK-BASED COMPENSATION  (Continued)

The following table summarizes the share activity during fiscal 2015, fiscal 2014 and fiscal 2013:

	Fiscal 2015		Fiscal 2014		Fiscal 2013
	Shares	Weighted Average Grant Date Fair Value per Share	Shares	Weighted Average Grant Date Fair Value per Share	Shares	Weighted Average Grant Date Fair Value per Share
Total Restricted Shares:
Balance at beginning of year	4,104,722	$1.51	4,038,792	$1.83	8,484,364	$2.96
Granted	779,154	$4.09	505,460	$1.01	2,490,308	$1.01
Forfeited	(172,596)	$1.01	(49,313)	$1.01	—
Repurchased	(172,596)	$1.01	(390,217)	$4.30	(6,935,880)	$2.92

Balance at end of year	4,538,684	$1.99	4,104,722	$1.51	4,038,792	$1.83

Vested Restricted Shares:
Balance at beginning of year	1,857,157	$1.85	1,186,968	$2.81	7,093,639	$2.66
Vested	1,228,646	$1.43	1,060,406	$1.68	1,029,209	$4.54
Repurchased	(172,596)	$1.01	(390,217)	$4.30	(6,935,880)	$2.92

Balance at end of year	2,913,207	$1.72	1,857,157	$1.85	1,186,968	$2.81

Unvested shares at end of year	1,625,477	$2.46	2,247,565	$1.22	2,851,824	$1.42
Shares available for grant	914,707		1,348,661		1,804,806

During fiscal 2015, the Company granted restricted shares with weighted average fair values per share as follows:

Grants Made During Quarter Ended	Number of Restricted Shares Granted	Weighted Average Fair Value of Common Stock per Share on Date of Grant
April 4, 2015	209,584	$1.52
July 4, 2015	76,436	1.52
October 3, 2015	197,256	5.58
January 2, 2016	295,878	5.58

The fair value of the restricted shares was determined contemporaneously with the grants.

Compensation expense, included in Selling, general and administrative expenses, associated with all outstanding stock awards, including credits for stock forfeitures, was $17,198, $2,744 and $2,502 for fiscal 2015, fiscal 2014 and fiscal 2013, respectively. As of January 2, 2016, total unrecognized compensation cost was approximately $8,386 related to unvested stock-based compensation arrangements granted under the Equity Incentive Plan. This cost is expected to be recognized over the next four fiscal years.

During fiscal 2013 and fiscal 2015, the Company repurchased terminated employees’ vested stock with cash of $1,707 and $963, respectively. These shares were retired upon repurchase. In addition, in fiscal 2013 and

ADVANCEPIERRE FOODS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

16. STOCK-BASED COMPENSATION  (Continued)

fiscal 2014, OCM and Maine purchased terminated employees’ vested stock with cash of $5,592 and $449, respectively. These purchases were reflected as a Capital contribution with related Redemption of stock in the Company’s Consolidated Statements of Stockholders’ Deficit. As of January 2, 2016 and January 3, 2015, the Company has a liability to the holders of those grants of $17,393 and $2,934, respectively. This liability is included in Other accrued liabilities in the Consolidated Balance Sheet as stockholders may resign at will or through termination which would result in the Company’s repurchase of the stock based on past practices.

Restricted stock awards issued under the Equity Incentive Plan provide the Company with the right, but not the obligation to repurchase all or any portion of an employee’s vested equity interests in the event that the employee’s employment is terminated for any reason. The call right terminates immediately in the event of an initial public offering of at least 25% of the common stock of the Company. The Company has exercised this right in every instance of employment termination since inception of the Equity Incentive Plan. The purchase price for each equity interest is a value per equity interest determined pursuant to a valuation made in good faith by the board of directors of the Company and based on a reasonable valuation method. The exercise of this right has prevented the holders from bearing the risks and rewards of ownership in cases where employment is terminated shortly after vesting. Therefore, the Company has determined that liability classification of these awards is appropriate until the point that the shares have been vested for six months, a sufficient period of time to allow the holder to fully bear the risks and rewards of ownership. At this point, the award is reclassified from liabilities to equity.

Under liability classification, the Company is required to recognize a liability based on the stock award’s fair value at each reporting period with reference to its vesting schedule. The fair value of the restricted stock was $1.01 as of December 29, 2012 and December 28, 2013, and increased to $1.52 and $10.24 as of January 3, 2015 and January 2, 2016, respectively. As such, additional compensation expense was recorded and the liability recognized was adjusted.

The Company has revised its rollforward of Additional Paid-In Capital within its Statement of Stockholders’ Deficit to correctly present its restricted stock awards as a $2,096, $403 and $937 reclassification of liability based awards to equity for the years ended January 2, 2016, January 3, 2015 and December 28, 2013, respectively, rather than as being equity based awards with a reclassification from equity awards to liability awards. There was no net impact on total Additional Paid-In Capital or Stock-based Compensation. The Company has concluded that the impact to all prior periods was immaterial.

17. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Fair value is the amount that would be received from the sale of an asset or paid for transfer of a liability in an orderly transaction between market participants, i.e., an exit price. To estimate an exit price, a three-level hierarchy is used. The three-level hierarchy for fair value measurements is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The fair value hierarchy prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or a liability as follows:

Level 1—Valuation is based upon unadjusted quoted prices for identical assets or liabilities in active markets.

ADVANCEPIERRE FOODS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

17. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS  (Continued)

Level 2—Valuation is based upon quoted prices for similar assets or liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3—Valuation is based upon other unobservable inputs that are significant to the fair value measurements and are developed based on the best information available, which in some instances included the Company’s own data.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The Company’s non-derivative financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables and long-term debt. The estimated fair values of the financial instruments have been determined by the Company using available market information and appropriate valuation techniques. Considerable judgment is required, however, to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

At January 2, 2016 and January 3, 2015, excluding the Term Loans, the book values of each of the non-derivative financial instruments recorded in the Company’s Consolidated Balance Sheets are considered representative of fair value due to variable interest rates, short terms to maturity and/or short length of time outstanding.

The Company recorded a liability of $2,294 to recognize the fair value of the Company’s derivative instruments as of January 3, 2015. The carrying value of the Company’s First Lien Term Loan was $894,851 and $902,631 at January 2, 2016 and January 3, 2015, respectively. The carrying value of the Company’s Second Lien Term Loan was $375,000 at January 2, 2016 and January 3, 2015.

The Company recorded a liability of $19,293 at the time of acquisition to recognize the fair value of its contingent consideration related to the volume earn out from the 2015 acquisitions. Other than the accretion of the liability due to passage of time, there has been no change in the underlying assumptions used to calculate the fair value of the earn out since the acquisition date.

The following table summarizes the fair value measurement of the Company’s Term Loans, derivatives and contingent consideration:

	January 2, 2016		January 3, 2015
	Level 2	Level 3	Level 2	Level 3
Derivatives	$—	$—	$2,294	$—
Term Loans:
First Lien Term Loan	895,007	—	900,834	—
Second Lien Term Loan	367,500	—	364,219	—
Contingent consideration	—	19,628	—	—

ADVANCEPIERRE FOODS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

17. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS  (Continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	We recorded our derivative financial instruments using Level 2 inputs based on quoted market prices utilizing observable current and forward commodity market prices on active exchanges or observable market transactions.

•	We recorded our Term Loan financial instruments using Level 2 inputs based on the observable trading value of the Company’s debt instrument. The table of fair value measurement of the Company’s Term Loans, derivatives, and contingent consideration above has been revised to correct the classification of Term Loans as Level 2 rather than Level 3 as previously reported. The Company has evaluated the materiality of this adjustment and concluded it was not material to the prior year financial statements.

•	We recorded our contingent consideration financial instrument using Level 3 significant inputs not observable in the market. Key assumptions included in the discount cash flow valuation model were predetermined payment dates, actual volume performance, management’s forecasted volume performance, risk-free interest rate plus a credit risk premium rate, historic asset volatility of comparable companies and management’s assessment of probability of achieving the earn out targets.

18. TRANSACTIONS WITH RELATED PARTIES

Oaktree Capital Management, L.P. (“Oaktree”), provides certain management, advisory and consulting services to the Company pursuant to a Management Services Agreement effective September 30, 2010. Oaktree is the management company for OCM. Prior to September 30, 2015, Maine Street Holdings, Inc (“Maine”) also provided certain management, advisory and consulting services to the Company pursuant to a Management Services Agreement effective September 30, 2010. Maine is controlled by the Company’s minority owners. In consideration for the services provided, the Company was required to pay a quarterly management fee of $750, in advance, to both Oaktree and Maine. The Company was also required to reimburse Oaktree and Maine for certain out-of-pocket expenses incurred with respect to the performance of services. The Company recorded $11,566 and $2,250 in combined fees and expenses to Oaktree and Maine, respectively, in fiscal 2015, $13,111 and $3,000 in combined fees and expenses to Oaktree and Maine, respectively, in fiscal 2014, and $3,576 and $3,000 in combined fees and expenses to Oaktree and Maine, respectively, in fiscal 2013, all of these combined fees and expenses are included in Selling, general and administrative expenses. Under the Management Services Agreement, in the event of consummation of an initial registered public offering of the equity securities or equity interests of the Company or a sale of all or substantially all of the assets of the Company, the Company will pay Oaktree an aggregate success fee in an amount equal to three times the annual management fee. The Company is not required to make any further payments to Maine.

Oaktree and its affiliates are holders of the Second Lien Term Loan. At both January 2, 2016 and January 3, 2015, Oaktree and its affiliates held $31,772 and $31,644 of the carrying value of the Second Term Loan. Interest accrued to Oaktree and its affiliates was $692 and $726 as of January 2, 2016 and January 3, 2015, respectively, and is included in Accrued interest in the accompanying Consolidated Balance Sheets. The Company recorded Interest expense of $3,074, $3,133 and $2,882 during fiscal 2015, fiscal 2014 and fiscal 2013, respectively, on debt held by Oaktree and its affiliates.

The Company and its Audit Committee have adopted written procedures which restrict and govern related party transactions. Pursuant to those procedures, any related party transaction that would be required to be

ADVANCEPIERRE FOODS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

18. TRANSACTIONS WITH RELATED PARTIES  (Continued)

reported in this report must first be presented to and approved by the Company’s Chief Executive Officer and Chief Financial Officer, and if the transaction is material, also by the Audit Committee before the Company makes a binding commitment to the related party.

19. EARNINGS PER COMMON SHARE

Basic earnings per share is calculated based upon the weighted average number of outstanding common shares for the period, plus the effect of vested shares. Diluted earnings per share is calculated consistent with the basic earnings per share calculation plus the effect of dilutive unissued common shares related to stock-based employee compensation programs. All of the Company’s unvested restricted stock awards were excluded from the computation of diluted net income (loss) per share for fiscal 2014 and fiscal 2013 because including them would have had an anti-dilutive effect due to the net loss position of the Company. There were no awards that could have diluted basic earnings per share in the future that were not included in the computation of diluted earnings per share in fiscal 2015 as all awards were dilutive.

	Fiscal 2015	Fiscal 2014	Fiscal 2013
Net income (loss)	$37,111	$(37,943)	$(57,047)

Weighted average shares outstanding—Basic	65,350,463	64,209,838	63,502,480
Potential effect of unvested restricted stock	831,402	—	—

Weighted average Shares outstanding—Diluted	66,181,865	64,209,838	63,502,480

Net income (loss) per common share—Basic	$0.57	$(0.59)	$(0.90)
Net income (loss) per common share—Diluted	$0.56	$(0.59)	$(0.90)

20. SEGMENT INFORMATION

The Company operates in four reportable segments: Foodservice, Retail, Convenience and Industrial.

The Foodservice segment supplies the diverse US “food-away-from-home” industry. The Company’s foodservice customers include leading national and regional distributors with whom we have long-standing and collaborative relationships. The Company supplies to 89 of the largest 100 school districts, working closely with schools to develop nutritious meal options with good quality and value. The Company’s diverse portfolio of products includes ready-to-eat sandwiches, such as breakfast sandwiches and PB&J sandwiches, sandwich components, such as Philly steaks and fully-cooked hamburger-patties, and other entrées and snacks, such as country-fried steak, stuffed entrées and chicken tenders.

The Retail segment supplies national and regional grocery chains, major warehouse club stores, mass retailers and dollar stores. The Company sells both branded and private label ready-to-eat sandwiches, such as grilled chicken sandwiches and stuffed pockets, sandwich components, such as chicken patties and Philly steaks and other entrées and snacks such as, stuffed chicken breasts.

The Convenience segment customers include national and regional convenience chains and vending providers. In the Convenience segment, the Company sells customized ready-to-eat sandwiches, such as breakfast sandwiches and burgers, sandwich components, such as chicken patties and other entrées and snacks, such as cinnamon dough bites.

ADVANCEPIERRE FOODS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

20. SEGMENT INFORMATION  (Continued)

The Industrial segment primarily supplies other food producers, such as packaged food companies under short-term co-manufacturing agreements.

Segment performance is evaluated by the Company’s chief operating decision maker (“CODM”) and is based on net sales and operating income. Unallocated corporate income (expense) includes executive management, finance and legal functions and refinancing related charges.

The following summarizes Net sales and Operating income by reportable segments:

	Fiscal 2015	Fiscal 2014	Fiscal 2013
Net sales
Foodservice	$886,095	$829,563	$740,854
Retail	395,941	399,621	378,970
Convenience	201,845	159,659	138,623
Industrial	127,730	188,784	233,551

Total	$1,611,611	$1,577,627	$1,491,998

Operating income
Foodservice	$134,287	$70,592	$56,663
Retail	28,543	13,488	6,418
Convenience	29,776	18,230	14,806
Industrial	2,767	1,998	1,626
Unallocated corporate expenses, net	(44,966)	(28,229)	(25,599)

Total	$150,407	$76,079	$53,914

The Company manages assets on a total company basis, not by operating segment. The CODM does not receive any asset information by operating segment and, accordingly, the Company does not report asset information by operating segment.

The following summarizes Net sales by product category:

	Fiscal 2015	Fiscal 2014	Fiscal 2013
Net sales
Sandwiches	$455,107	$412,009	$388,579
Sandwich components	630,928	610,780	574,998
Other entrées and snacks	525,576	554,838	528,421

Total	$1,611,611	$1,577,627	$1,491,998

ADVANCEPIERRE FOODS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

21. QUARTERLY RESULTS (unaudited)

The following summarizes the Company’s fiscal 2015 quarterly financial data:

	Fiscal Quarter Ended
	April 4, 2015	July 4, 2015	October 3, 2015	January 2, 2016
	13 Weeks	13 Weeks	13 Weeks	13 Weeks
Net sales	$426,509	$391,878	$407,170	$386,054
Gross profit	87,154	83,814	87,718	95,688
Net income	10,529	2,260	12,635	11,687
Net income per common share
Basic	$0.16	$0.03	$0.19	$0.18
Weighted average shares outstanding—Basic	65,145,051	65,269,159	65,334,001	65,653,641
Diluted	$0.16	$0.03	$0.19	$0.18
Weighted average shares outstanding—Diluted	66,258,254	66,617,909	66,417,063	66,557,204

The following summarizes the Company’s fiscal 2014 quarterly financial data:

	Fiscal Quarter Ended
	March 29 2014	June 28, 2014	September 27, 2014	January 3, 2015
	13 Weeks	13 Weeks	13 Weeks	14 Weeks
Net sales	$375,026	$356,164	$406,328	$440,109
Gross profit	58,501	59,102	63,731	67,865
Net loss	(13,106)	(13,574)	(4,176)	(7,087)
Net loss per common share
Basic	$(0.20)	$(0.21)	$(0.07)	$(0.11)
Weighted average shares outstanding—Basic	63,999,556	64,110,610	64,148,380	64,583,747
Diluted	$(0.20)	$(0.21)	$(0.07)	$(0.11)
Weighted average shares outstanding—Diluted	63,999,556	64,110,610	64,148,380	64,583,747

22. LEGAL PROCEEDINGS AND CONTINGENCIES

In October, 2012, in response to Sunland, Inc.’s peanut butter recall, the Company decided to initiate a voluntary recall of all products that had the potential to be contaminated with Salmonella. The Company recalled select frozen products including peanut butter and jelly sandwiches, peanut butter and jelly graham cracker sandwiches and peanut butter cup products all produced at its Easley, SC factory. The Company filed claims against Sunland Inc. to recover $1,242 of expenses incurred during fiscal 2012 in addition to sales interruption and other continuing or incidental losses for which the Company had not completed an estimate. In October 2013, Sunland, Inc. filed for bankruptcy under Chapter 7. In August 2014, the bankruptcy trustee filed motions seeking approval of the settlements reached with the insurance company and recall claimants for a buy-back of the insurance policy and payments to creditors on their recall claims. The Bankruptcy Court approved the agreements, and the Company recovered $775 from its claim against Sunland, Inc.

The Company evaluates contingencies based upon the best available information. The Company believes it has recorded appropriate liabilities to the extent necessary in cases where the outcome of such liabilities is considered

ADVANCEPIERRE FOODS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

22. LEGAL PROCEEDINGS AND CONTINGENCIES  (Continued)

probable and reasonably estimable, and that its assessment of contingencies is reasonable. To the extent that resolution of contingencies results in amounts that vary from management’s estimates, future earnings will be charged or credited accordingly.

As part of its ongoing operations in the food processing industry, the Company is subject to extensive federal, state, and local regulations and its food processing facilities and food products are subject to frequent inspection, audits and inquiries by the USDA, the FDA, and various local health and agricultural agencies and by federal, state, and local agencies responsible for the enforcement of environmental, labor, and other laws and regulations. The Company is also involved in various legal actions arising in the normal course of business. These matters are continuously being evaluated and, in some cases, are being contested by the Company and the outcome is not predictable. Consequently, an estimate of the possible loss or range of loss associated with these actions cannot be made.

23. RISKS AND UNCERTAINTIES

The Company is subject to risks and uncertainties inherent in the food processing industry, many of which are outside the Company’s control, including raw material, energy and fuel costs, interest rates and general economic conditions. Commodity-based raw materials, including beef, chicken and pork, flour, seasonings, soy, and corrugate represent a significant portion of the Company’s total annual expenditures. Unexpected or sustained increases in commodity prices underlying the Company’s primary raw materials could materially increase the Company’s cost of operations. Management continually monitors changes in the operating environment and takes action to mitigate the impact of adverse changes, including implementing price increases, productivity and cost savings initiatives and deferral or elimination of discretionary spend.

24. SUBSEQUENT EVENTS

The Company has considered subsequent events through April 11, 2016, the date the consolidated financial statements were originally available to be issued, and May 27, 2016, the date the revised consolidated financials were available to be issued, and July 5, 2016, the date the revised consolidated financials were available to be issued with the effects of the stock split.

On June 21, 2016 the Company effected a 49.313-for-one stock split of the Company’s issued and outstanding common shares and increased its authorized shares of common stock by 6,870,000 shares. The par value of the common stock was not adjusted as a result of the stock split. All issued and outstanding share and per share amounts included in the accompanying audited consolidated financial statements have been retroactively restated to reflect the stock split. Fractional shares resulting from the stock split were rounded up to the nearest whole share.

(Unaudited)

On June 2, 2016, the Company completed a new first lien term loan agreement with a combination of existing and new lenders for $1,300,000 which matures on June 2, 2023. The Company received proceeds of $1,293,500, net of original issue discount of $6,500, from issuance of the new first lien term loan, which were used to repay $1,259,346 of principal outstanding under the Term Loans (see Note 9), pay related accrued interest of $11,990 and pay expenses related to the refinancing (including prepayment penalties) of $18,510 (revised). The Company also retained $3,654 (revised) of the proceeds from issuance of the new first lien term

ADVANCEPIERRE FOODS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(In thousands, except share and per share amounts)

24. SUBSEQUENT EVENTS  (Continued)

loan. Borrowings under the new first lien term loan are subject to a variable rate interest determined based on either a LIBOR or bank base rate, plus a margin, of 3.75% and 2.75%, respectively. LIBOR borrowings under the new first lien term loan are subject to a minimum, or floor, LIBOR rate of 1.00%. Bank base rate borrowings under the new first lien term loan are subject to the prime rate plus margin. The new first lien term loan provides for mandatory quarterly principal repayments of $3,250 beginning September 30, 2016 until its final maturity in 2023, which requires a balloon payment of $1,212,250. The new first lien term loan agreement also provides for collateralization and non-financial covenants similar to the provisions of the First Lien Term Loan, including limitations on our ability to incur additional indebtedness or issue preferred stock, pay dividends or make distributions on our capital stock or repurchase our capital stock or to make other restricted payments, make certain investments, create liens on our assets, enter into transactions with affiliates, transfer and sell assets, merge, consolidate or sell all or substantially all of our assets, and create restrictions on dividends or other payments by our restricted subsidiaries. In addition, the new first lien term loan requires mandatory annual prepayment of amounts equal to Excess Cash Flow (as defined in the new first lien term loan agreement).

In addition, on June 2, 2016 the Company completed an amendment of the revolving credit facility which extends its maturity to June 2, 2021. The amended and extended revolving credit facility has a maximum borrowing limit of $175,000 which is further subject to a borrowing base limitation derived from applying defined calculations to inventory and accounts receivable balances, consistent with the original revolving line of credit more fully described in Note 9. Similar to the original revolving line of credit, the amended and extended agreement includes financial maintenance covenants that are only in force under certain conditions, along with non-financial covenants.

The Company is in the process of evaluating the guidance with regard to accounting for debt modifications and extinguishments as it relates to the refinancing. As of April 2, 2016, the Company currently has $4,306 and $9,362 recorded as original issue discount and loan origination fees included in long term debt which could be written off as a result of this analysis if it is determined that the Term Loan has been extinguished for accounting purposes.

AdvancePierre Foods Holdings, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Income (Unaudited)

(In thousands, except share and per share amounts)

	Fiscal Quarter Ended		Fiscal Year to Date Ended
	October 1, 2016	October 3, 2015	October 1, 2016	October 3, 2015
	13 Weeks	13 Weeks	39 Weeks	39 Weeks
Net sales	$393,654	$407,170	$1,158,836	$1,225,557
Cost of goods sold	264,492	293,038	783,540	891,459
Distribution expenses	23,736	24,913	68,744	73,053
Restructuring expenses	—	1,502	—	2,360

Gross profit	105,426	87,717	306,552	258,685
Selling, general and administrative expenses	56,074	45,997	165,440	142,444
Restructuring expenses	—	265	120	1,420
Other expense (income), net	10,080	(114)	13,555	4,691

Operating income	39,272	41,569	127,437	110,130
Interest expense:
Third party interest	13,783	22,682	56,226	68,845
Related party interest, net	510	739	1,972	2,269
Refinancing charges	3,762	—	19,036	—
Amortization of debt issuance costs and original issue discount	615	2,509	5,226	7,536

Income before income tax provision	20,602	15,639	44,977	31,480
Income tax (benefit) provision	(1,843)	3,003	(58,166)	6,057

Net income	$22,445	$12,636	$103,143	$25,423

Other comprehensive income, net of tax:
Change in fair value of derivatives	—	—	—	990

Other comprehensive income	—	—	—	990

Comprehensive income	$22,445	$12,636	$103,143	$26,413

Net income per common share
Weighted average common shares outstanding—basic	74,878,851	65,334,001	68,913,664	65,249,404
Net income per common share—basic	$0.29	$0.19	$1.47	$0.39
Weighted average common shares outstanding—diluted	74,878,851	66,847,945	68,913,664	66,722,811
Net income per common share—diluted	$0.29	$0.19	$1.47	$0.38

See accompanying Notes to Condensed Consolidated Financial Statements

AdvancePierre Foods Holdings, Inc.

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands, except share and per share amounts)

	October 1, 2016	January 2, 2016
Assets
Current Assets:
Cash and cash equivalents	$115,942	$4,505
Accounts receivable, net of allowances of $55 and $15 at October 1, 2016 and January 2, 2016, respectively	95,409	82,618
Inventories	178,171	183,536
Donated food value of USDA commodity inventory	32,525	31,590
Prepaid expenses and other current assets	11,122	11,201

Total current assets	433,169	313,450
Property, plant and equipment, net	238,638	237,922
Other Assets:
Goodwill	299,708	299,708
Other intangibles, net	218,860	242,110
Deferred tax asset	16,718	—
Other	3,444	2,969

Total other assets	538,730	544,787

Total assets	$1,210,537	$1,096,159

Liabilities and Shareholders’ Deficit
Current Liabilities:
Current maturities of long-term debt	$395	$24,721
Trade accounts payable	60,920	43,896
Accrued payroll and payroll taxes	23,315	24,235
Accrued interest	457	20,028
Accrued promotion and marketing	38,784	25,289
Accrued obligations under USDA commodity program	36,337	30,541
Other accrued liabilities	18,622	37,548

Total current liabilities	178,830	206,258
Long-term debt:
Long-term debt, net of current maturities	1,036,014	1,202,065
Related party debt	41,440	31,772

	1,077,454	1,233,837

Liabilities under tax receivable agreement—long-term (including related party amounts of $223,780)	254,155	—
Deferred tax liability	—	42,750
Other long-term liabilities	29,779	40,541

Total liabilities	1,540,218	1,523,386

Commitments and contingencies (see note 21)
Stockholders’ Deficit:
Common stock—$0.01 par value, 500,000,000 shares authorized, 77,287,899 and 66,057,768 issued and outstanding at October 1, 2016 and January 2, 2016, respectively	773	651
Additional paid-in capital	5,876	3,549
Stockholder notes receivable	(898)	(3,884)
Accumulated deficit	(335,432)	(427,543)

Total stockholders’ deficit	(329,681)	(427,227)

Total liabilities and stockholders’ deficit	$1,210,537	$1,096,159

See accompanying Notes to Condensed Consolidated Financial Statements

AdvancePierre Foods Holdings, Inc.

Condensed Consolidated Statements of Stockholders’ Equity (Deficit) (Unaudited)

(In thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Stockholder Notes Receivable	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance at January 2, 2016	66,057,768	$651	$3,549	$(3,884)	$(427,543)	$(427,227)
Net income		—	—	—	103,143	103,143
Proceeds from issuance of stock	11,090,000	111	216,340	—	—	216,451
Other stock issuances	3,232	—	82	—	—	82
Issuance of liability classified restricted stock	79,037	—	—	—	—	—
Redemption of stock	(294,508)	(3)	(2,000)	—	—	(2,003)
Reclassification of restricted stock from liabilities to equity	—	10	35,302	—	—	35,312
Dividends		—	—	—	(11,032)	(11,032)
Initial obligation under tax receivable agreement	—	—	(254,155)	—	—	(254,155)
Stock compensation activity	352,370	4	6,758	—	—	6,762
Stockholder notes:						—
Interest	—	—	—	(20)	—	(20)
Issuance	—	—	—	(232)	—	(232)
Retirement	—	—	—	3,238	—	3,238

Balance at October 1, 2016	77,287,899	$773	$5,876	$(898)	$(335,432)	$(329,681)

See accompanying Notes to Condensed Consolidated Financial Statements

AdvancePierre Foods Holdings, Inc.

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	Fiscal Year to Date Ended
	October 1, 2016	October 3, 2015
	39 Weeks	39 Weeks
Cash flows from operating activities
Net income	$103,143	$25,423
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization charges	47,951	46,373
Loss on disposal of property, plant and equipment	181	1,079
Deferred income tax (benefit) provision	(59,468)	5,050
Stock-based compensation expense	25,152	8,669
Loss on extinguishment of debt	5,527	—
Amortization of debt issuance costs and original issue discount	5,226	7,536
Prepayment premium on term loans	(2,518)	—
Write-off of original issue discount — prior term loans	(14,230)	—
Changes in operating assets and liabilities (excluding amounts from acquisitions):
Accounts receivable	(12,791)	327
Inventories	5,365	(11,362)
Prepaid expenses and other current assets	79	3,490
Accounts payable and accrued liabilities	14,183	1,942
Other	346	149

Net cash provided by operating activities	118,146	88,676

Cash flows used in investing activities
Purchases of property, plant and equipment	(26,477)	(29,595)
Net cash used in acquisitions	—	(72,483)
Proceeds from sale of property, plant and equipment	2	35

Net cash used in investing activities	(26,475)	(102,043)

Cash flows from financing activities
Borrowings on revolving line of credit	67,281	351,680
Repayments on revolving line of credit	(67,281)	(325,871)
Proceeds from issuance of term loans, net of original issue discount	1,293,500	—
Repayments on term loans and capital leases	(1,465,047)	(9,903)
Repayments on other long-term liabilities	(10,957)	—
Debt issuance costs	(3,699)	—
Proceeds from issuance of shares	216,451	—
Dividends paid	(11,040)	—
Redemption of stock	(1,940)	—
Retirement of stockholder notes receivable	2,730	—
Issuance of stockholder notes receivable	(232)	(695)

Net cash provided by financing activities	19,766	15,211

Net increase in cash and cash equivalents	111,437	1,844
Cash and cash equivalents, beginning of period	4,505	97

Cash and cash equivalents, end of period	$115,942	$1,941

Supplemental Cash Flow Information:
Cash paid during the period for:
Interest, net	$77,380	$70,907
Income taxes, net	1,686	2,130
Significant non-cash transactions:
Accounts payable for construction in progress	1,105	1,094
Liabilities under tax receivable agreement (including related party amount of $223,780)	254,155	—

See accompanying Notes to Condensed Consolidated Financial Statements

AdvancePierre Foods Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(In thousands except share and per share data)

(Unaudited)

1. BASIS OF PRESENTATION

Overview. As used in these notes to the Condensed Consolidated Financial Statements, unless otherwise noted or the context otherwise requires, (1) references to the “Company,” “we,” “our,” or “us” are to AdvancePierre Foods Holdings, Inc. and its consolidated subsidiaries, and (2) references to “AdvancePierre” are to AdvancePierre Foods Holdings, Inc. exclusive of its subsidiaries.

We operate on a 52-week or 53-week fiscal year ending on the Saturday closest to December 31. References to “fiscal 2015” are to the 52-week period ended January 2, 2016 and “fiscal 2016” are to the 52-week period ended December 31, 2016. The fiscal quarter ended October 1, 2016 (or “3rd Quarter 2016”) and the fiscal quarter ended October 3, 2015 (or “3rd Quarter 2015”) each consists of 13 weeks. The fiscal year to date period ended October 1, 2016 and the fiscal year to date period ended October 3, 2015 each consists of 39 weeks.

The accompanying Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements as of and for each of the three years ended January 2, 2016 and notes thereto included in our Prospectus that was filed with the Securities and Exchange Commission (“SEC”) on July 18, 2016 (the “Fiscal 2015 Audited Financial Statements”). The Condensed Consolidated Balance Sheet as of January 2, 2016 was derived from the Fiscal 2015 Audited Financial Statements but does not include all of the disclosures required by accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, the Condensed Consolidated Financial Statements included herein contain all required adjustments, consisting of normal recurring adjustments, necessary to state fairly the financial position, results of operations and cash flows for the interim periods presented. Quarterly results are not necessarily indicative of the results for the entire year.

Description of Business. We are a leading national producer and distributor of value-added, convenient, ready-to-eat sandwiches, sandwich components and other entrées and snacks. We sell value-added products to the foodservice, retail, convenience and industrial channels, which correspond to our reportable segments. We market and distribute a broad line of products in multiple product categories including ready-to-eat sandwiches, such as breakfast sandwiches, peanut butter and jelly (“PB&J”) sandwiches and hamburgers; sandwich components, such as fully-cooked hamburger and chicken patties and Philly steaks; and other entrées and snacks, such as country fried steak, stuffed entrées, chicken tenders and cinnamon dough bites.

OCM Principal Opportunities Fund IV L.P. (“OCM”) is the Company’s majority shareholder. AdvancePierre Foods, Inc. (“APF”) is a wholly-owned indirect subsidiary of the Company.

Stock Split and Initial Public Offering. On June 16, 2016, we declared a 49.313-for-one stock split of our common stock with an effective date of June 21, 2016. The par value of the common stock was not adjusted as a result of the stock split. All share and per share amounts included in the Condensed Consolidated Financial Statements and accompanying notes have been retroactivity adjusted to reflect the stock split. Fractional shares resulting from such stock split were rounded up to the nearest whole share.

On July 20, 2016, we completed an initial public offering (“IPO”) of 21,390,000 shares of our common stock at a price of $21.00 per share. We sold 11,090,000 shares of common stock and the selling stockholders sold 10,300,000 shares of common stock. In addition to the 18,600,000 shares of common stock initially offered, the underwriters exercised their option to purchase an additional 2,790,000 shares from the selling stockholders at the offering price of $21.00 less underwriting discounts and commissions. We did not receive any of the proceeds

AdvancePierre Foods Holdings, Inc.

Notes to Condensed Consolidated Financial Statements  (Continued)

(In thousands except share and per share data)

(Unaudited)

1. BASIS OF PRESENTATION  (Continued)

from the sale of the shares by the selling stockholders. The net proceeds to us from our sale of shares of common stock in the IPO, after deducting underwriting discounts and commissions, offering expenses payable by us and the aggregate success fee of $9,000 contractually payable to Oaktree Capital Management, L.P. (“Oaktree”) upon consummation of the IPO were approximately $207,451. The success fee is included in “Other expense, net” in our Condensed Consolidated Statements of Operations and Comprehensive Income. As more fully discussed in Note 10, on July 21, 2016, we repaid $205,000 of our 2016 First Lien Term Loan (as defined below) using these proceeds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The accompanying Condensed Consolidated Financial Statements include the accounts of AdvancePierre Foods Holdings, Inc. and its subsidiaries. All intercompany transactions have been eliminated.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates include estimates of fair values for inventory, goodwill, other intangible assets, other long-lived assets and liabilities under the tax receivable agreement, in addition to accounting estimates of sales discounts and promotional allowances, sales-in-transit, self-insurance reserves, fair value of restricted shares and useful lives assigned to intangible assets, property, plant and equipment. Actual results could differ from those estimates.

New Accounting Pronouncements.

Pronouncements adopted by the Company.

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” The new guidance changed the presentation of debt issuance costs in financial statements. Under the ASU, an entity is now required to present such costs in the balance sheet as a direct deduction from the related debt rather than as an asset. Amortization of the debt issuance costs continues to be reported as interest expense. The updated guidance was effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. We adopted the guidance in the first quarter of 2016. The impact resulted in reductions of long-term assets and long-term debt of $9,915 and $11,557 as of October 1, 2016 and January 2, 2016, respectively.

Pronouncements under consideration by the Company.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. The new guidance requires the recognition of the tax consequences of intercompany asset transfers other than inventory when the transfer occurs. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period and will require a modified retrospective adoption. We are in the process of evaluating this guidance.

AdvancePierre Foods Holdings, Inc.

Notes to Condensed Consolidated Financial Statements  (Continued)

(In thousands except share and per share data)

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments.” The new guidance was issued to reduce diversity in practice with respect to the presentation and classification of certain cash receipts and payments in the statement of cash flows under Topic 230, Statement of Cash Flows, and other Topics. The update addresses eight specific cash flow issues, including presentation of certain debt issuance costs, proceeds from settlement of insurance claims and contingent consideration entered into in connection with acquisitions. The amendments are effective for us in fiscal years beginning after December 15, 2017, and interim periods within those fiscal years and will require retrospective adoption for all periods presented. An entity that elects early adoption must adopt all of the amendments in the same period. We are in the process of evaluating this guidance.

In March 2016, the FASB issued ASU No. 2016-09, “Improvements to Employee Share-Based Payment Accounting.” The new guidance simplifies the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liability, and classification on the statement of cash flows. The updated guidance will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is permitted for all entities in any interim or annual period. An entity that elects early adoption must adopt all of the amendments in the same period. We are in the process of evaluating this guidance.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” The new guidance will require lessees to recognize the assets and liabilities that arise from leases in the balance sheet, including operating leases. The updated guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual periods. Early adoption is permitted. We are in the process of evaluating this guidance.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory,” which requires entities to measure most inventory “at the lower of cost and net realizable value,” thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market. The ASU will not apply to inventories that are measured by using either the last-in, first-out (LIFO) method or the retail inventory method (RIM). The updated guidance will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is permitted. We are in the process of evaluating this guidance.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers.” ASU No. 2014-09 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. This new revenue recognition model provides a five-step analysis in determining when and how revenue is recognized. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. During 2016, the FASB issued additional ASUs to clarify certain aspects of ASU No. 2014-09. We are currently assessing the impact that adopting the new revenue guidance will have on our consolidated financial statements and footnote disclosures. ASU No. 2014-09, as amended, is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is permitted.

AdvancePierre Foods Holdings, Inc.

Notes to Condensed Consolidated Financial Statements  (Continued)

(In thousands except share and per share data)

(Unaudited)

3. TAX RECEIVABLE AGREEMENT

In connection with the IPO, we entered into an income tax receivable agreement (“TRA”) with our pre-IPO stockholders that requires us to pay them 85% of any realized tax savings in United States federal, state, local and foreign income tax that we actually realize (or are deemed to realize) as a result of the utilization of tax attributes that originated during the pre-IPO period. Such tax savings or tax attributes relate to pre-IPO net operating losses (“NOLs”), alternative minimum tax credit carryforwards (including alternative minimum tax credits that arise after the IPO as a result of limitations on the use of NOLs under the alternative minimum tax) and tax basis (including depreciation and amortization deductions). On the TRA’s effective date of July 20, 2016, we recorded an initial obligation of $254,155 and, since this represents a transaction with the shareholders at that time, we simultaneously recorded a reduction of additional paid in capital.

We will review this liability annually after the filing of our tax returns and record any increases or decreases that result from new or changed circumstances to earnings. However, if new information is known during interim periods that would materially affect the recorded amount, we will adjust the liability during any such interim period.

The liability at July 20, 2016 was determined by comparing our expected tax liability if the pre-IPO tax attributes are utilized with the expected tax liability if those pre-IPO tax attributes are not utilized.

The estimate of this liability was based on the tax attributes available after our 2015 tax return and tax attributes generated between January 2, 2016 and July 19, 2016 along with projections of pretax income. Certain assumptions were made regarding the projected use of the tax attributes, including NOLs. The use of different assumptions and/or estimates may have a material effect on the estimated liability. The liability, timing and/or payments of amounts due under the TRA will vary depending on a number of factors, including the amount and timing of pre-tax income that we generate and the applicable tax rates.

Payments under the TRA, along with interest, are due annually, after we file our federal tax return. Interest on the amounts due under the TRA will accrue from April 15 of each year until the payment is made and will be based on LIBOR plus 200 basis points. Based on the date we expect to file our tax returns, we expect to make each annual payment in the fourth quarter of each year. Payments under the TRA will continue until all pre-IPO tax attributes are utilized or expired unless we exercise our right to terminate the TRA earlier or if termination is triggered as would occur if there were to be a change of control, as defined in the TRA. In the case of a voluntary early termination election by us or a change of control, we would be required to make a lump sum payment equal to the present value of expected future payments, which would be based on certain assumptions. In certain other cases, such as the sale of any of our subsidiaries in a transaction that is not a change of control, we would be required to make a lump sum payment equal to the present value of future payments under the TRA attributable to that subsidiary. Any changes to the liability due to early termination or acceleration would be recorded in additional paid in capital.

4. ACQUISITIONS

On January 30, 2015, we acquired the wholesale business and production assets of Landshire, Inc. (“Landshire”), a manufacturer and marketer of sandwich products, and on April 24, 2015, we acquired the business and production assets of Better Bakery, LLC (“Better Bakery”), a producer of high quality, premium stuffed sandwiches and other licensed products. These acquisitions bring a new set of premium products to our

AdvancePierre Foods Holdings, Inc.

Notes to Condensed Consolidated Financial Statements  (Continued)

(In thousands except share and per share data)

(Unaudited)

4. ACQUISITIONS  (Continued)

portfolio that complement and increase our existing product offerings, and also provide us with additional capacity for increased sandwich and bakery production. The seller of Landshire entered into an agreement with us for an ongoing supply of product whereby the seller can earn additional acquisition consideration upon meeting certain volume thresholds.

The consideration for the acquisition of Better Bakery was satisfied with cash. The consideration for the acquisition of Landshire was satisfied with cash and earn out payments to be paid over a period of three years based on volume performance. We expect to make all additional consideration payments included in the acquisition agreement and therefore, have valued the liability as the net present value of the payment stream. The purchase price for each acquisition consisted of the following:

	Landshire	Better Bakery
Cash	$41,552	$30,931
Other accrued liabilities	19,293	—

Purchase price	$60,845	$30,931

In connection with these acquisitions, we performed valuations of the acquired assets and assumed liabilities. Intangible assets identified in the valuation included customer relationships, trade name and trademarks, and non-competition agreements. Certain fair values were derived using Level 3 inputs, as defined by the FASB’s Accounting Standard Codification (“ASC”) 820, “Fair Value Measurements” including the use of pricing models, discounted cash flow methodologies, and similar techniques. The fair value of certain instruments required significant management judgment and/or estimations. Unobservable inputs were developed based on the best information available, which in some instances included our own data.

The acquisitions were recorded in accordance with ASC 805, “Business Combinations”. The net purchase prices were allocated to assets acquired and liabilities assumed based on estimated fair values as of the date of the acquisitions and were as follows:

	Landshire	Better Bakery
Current assets	$4,763	$5,704
Property, plant and equipment	12,037	2,115
Other intangibles:
Customer relationships (15-year estimated useful life)	20,800	10,400
Landmark trade names and trademarks (19-year weighted average lives)	8,600	—
Better Bakery trade names and trademarks (17-year weighted average lives)	—	9,600
Non-compete agreements (useful lives of 3 and 4 years respectively)	700	400
Goodwill	14,506	9,940
Assumed liabilities	(561)	(7,228)

Net assets acquired	$60,845	$30,931

The assumed liability for Better Bakery of $7,228 relates primarily to an onerous broker contract, the amount of which was determined by reference to prevailing market brokerage rates applicable to our business

AdvancePierre Foods Holdings, Inc.

Notes to Condensed Consolidated Financial Statements  (Continued)

(In thousands except share and per share data)

(Unaudited)

4. ACQUISITIONS  (Continued)

along with projected future sales under the contract. The goodwill arising from the acquisitions is deductible for tax purposes and consists largely of the synergies and economies of scale expected from combining and integrating the acquired businesses into our business, as well as the assembled workforce. Other expense, net for 3rd Quarter 2015 and the fiscal year to date period ended October 3, 2015 include $173 and $593, respectively, of acquisition-related legal and professional fees for Landshire. For Better Bakery, such amounts were $144 and $393, respectively.

Presented below are pro forma information for the year to date period ended October 3, 2015 as if the acquisitions had occurred prior to January 4, 2015:

Net sales	$1,233,016
Net income	$27,425
Earnings per share — basic	$0.42
Earnings per share — diluted	$0.41

Consolidated net sales and net income for the year to date period ended October 3, 2015 for Better Bakery (acquired April 24, 2015) and Landshire (acquired January 30, 2015) were as follows:

Better Bakery:
Net sales	$5,321
Net income	$(238)
Landshire:
Net sales	$30,196
Net income	$5,249

5. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	October 1, 2016	January 2, 2016
Trade accounts receivable	$91,196	$72,161
Other receivables	5,377	11,577
Reserves for discounts and allowances	(1,164)	(1,120)

	$95,409	$82,618

Other receivables at October 1, 2016 and January 2, 2016 includes $4,436 and $9,398, respectively, for a product contamination insurance policy claim related to the recall of stuffed chicken breast products that occurred in fiscal 2015. Such amounts were recognized based on a loss contingency model and primarily relate to a claim for net sales reductions due to product returns, marketing expenses to support post-recall sales, professional fees and travel. The amount recorded represents the amount expected to be collected under the policy. The full amount of the insurance claim is $17,943, of which $1,000 is subject to self-insurance retention. Also included in the amount claimed is $4,512 for business interruption, which was determined to be a gain

AdvancePierre Foods Holdings, Inc.

Notes to Condensed Consolidated Financial Statements  (Continued)

(In thousands except share and per share data)

(Unaudited)

5. ACCOUNTS RECEIVABLE  (Continued)

contingency and hence was not recorded. The table below summarizes the activity in the recall receivables, which is included in other receivables in the table above:

Balance at January 2, 2016	$9,398
Claim additions	1,642
Payments received	(6,604)

Balance at October 1, 2016	$4,436

Of the $1,642 recorded as claim additions, $417, $30, $1,001 and $194 were recorded to cost of goods sold, distribution expenses, selling, general and administrative expenses and other expense, net, respectively.

6. INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market. Cost for inventory is comprised of the purchase price of raw materials plus conversion costs. Inventories by major classification are as follows:

	October 1, 2016	January 2, 2016
Finished goods	$134,927	$136,762
Raw materials	46,063	48,894
Work in process	2,688	2,330
Reserves for excess and obsolete inventory	(5,507)	(4,450)

	$178,171	$183,536

7. PROPERTY, PLANT AND EQUIPMENT

Major components of property, plant and equipment along with their respective estimated useful lives are as follows:

	Useful Life (years)	October 1, 2016	January 2, 2016
Land	n/a	$5,396	$5,396
Land improvements	5	4,651	4,594
Buildings	20 – 30	151,885	146,930
Machinery and equipment	5 – 15	207,944	195,561
Software	3 – 5	19,832	18,229
Furniture and fixtures	3 – 10	2,724	2,421
Vehicles	2 – 5	1,278	1,302
Construction in progress	n/a	13,513	7,749

		407,223	382,182
Less: accumulated depreciation and amortization		168,585	144,260

		$238,638	$237,922

AdvancePierre Foods Holdings, Inc.

Notes to Condensed Consolidated Financial Statements  (Continued)

(In thousands except share and per share data)

(Unaudited)

7. PROPERTY, PLANT AND EQUIPMENT  (Continued)

Net book value of internally developed software costs included in software above was $4,989 and $5,777 as of October 1, 2016 and January 2, 2016, respectively. Depreciation of capitalized internal-use computer software costs included in depreciation expense was $842 and $839 for 3rd Quarter 2016 and 3rd Quarter 2015, respectively, and, for the year to date period ended October 1, 2016 and October 3, 2015, was $2,382 and $2,381, respectively.

Depreciation expense was $8,423 and $8,014 for 3rd Quarter 2016 and 3rd Quarter 2015, respectively, and, for the year to date period ended October 1, 2016 and October 3, 2015, was $24,701 and 23,096, respectively.

8. GOODWILL

The carrying amounts of goodwill by segment are as follows:

	Foodservice	Retail	Convenience	Industrial	Total
Balance at October 1, 2016 and January 2, 2016	$188,408	$57,698	$53,602	$—	$299,708

There were no accumulated goodwill impairment losses as of October 1, 2016.

9. DERIVATIVE FINANCIAL INSTRUMENTS

We periodically enter into swap agreements to mitigate our exposure to fluctuations in the price of natural gas and diesel fuel, and, designate these derivatives as cash flow hedges. Such derivatives are recognized in our Condensed Consolidated Balance Sheets at fair value.

Diesel Fuel Risk. We use independent freight carriers to deliver our products. These carriers charge a basic rate per mile that is generally subject to a mileage surcharge for diesel fuel price increases. From time to time, we enter into variable to fixed rate commodity swap agreements with financial counterparties to hedge our diesel fuel costs. These hedge agreements are generally not for speculative purposes. Instead, such hedge agreements mitigate the variability in monthly cash flows attributable to changes in fuel surcharge rates that are caused by changes in U.S. No 2 Diesel Retail pricing. These hedging instruments usually consist of a series of financially settled fixed forward contracts with varying expiration dates that generally span a period of up to twelve months from the effective dates. The net amounts paid or received upon monthly settlement are generally recorded as adjustments to freight expense, while the effective changes in fair values are generally recorded as components of Accumulated Other Comprehensive Income or Loss (“AOCI”).

Natural Gas Risk. We utilize multiple providers of natural gas and sometimes enter into variable to fixed rate commodity swap agreements with financial counterparties to manage the fluctuations in the cost of natural gas. These hedge agreements are generally not for speculative purposes. Instead, such hedge agreements mitigate the variability in monthly cash flows attributable to natural gas price changes that are caused by changes in NYMEX pricing. The hedging instruments generally consist of a series of financially settled fixed forward contracts with varying expiration dates that generally span a period of up to twelve months. The net amounts paid or received upon monthly settlement are usually recorded as adjustments to utilities expense, while the effective changes in fair values are generally recorded as components of AOCI.

AdvancePierre Foods Holdings, Inc.

Notes to Condensed Consolidated Financial Statements  (Continued)

(In thousands except share and per share data)

(Unaudited)

9. DERIVATIVE FINANCIAL INSTRUMENTS  (Continued)

There were no diesel fuel or natural gas hedge agreements in place at October 1, 2016 or January 2, 2016 and accordingly, at these dates, there were no amounts in AOCI related to such items.

In connection with hedge agreements related to diesel fuel and natural gas that we entered into during fiscal 2014 and that remained in effect at October 3, 2015, we recorded the following amounts in the prior period:

	Fiscal Quarter	Fiscal Year to Date
	Ended October 3, 2015
Gain recognized in Other Comprehensive Income:
Diesel fuel swap	$—	$780
Natural gas swap	—	210

	$—	$990

Loss reclassified from AOCI to Income
Diesel fuel swap	$(717)	$(1,913)
Natural gas swap	(53)	(298)

	$(770)	$(2,211)

Within the Condensed Consolidated Statements of Operations and Comprehensive Income, the amounts related to the diesel fuel swap are included in distribution expenses, whereas the amounts that relate to the natural gas swap are included in cost of goods sold.

10. FINANCING ARRANGEMENTS

On June 2, 2016, we entered into a new first lien term loan in the aggregate amount of $1,300,000, which matures on June 2, 2023 (the “2016 First Lien Term Loan”). On the same date, we also entered into an amendment to our asset-based revolving credit facility (the “ABL Facility”), which extended its maturity date to June 2, 2021. We refer to the 2016 First Lien Term Loan together with the ABL Facility as our credit facilities. The net proceeds from the 2016 First Lien Term Loan of $1,293,500 (which is net of original issue discount of $6,500), were used to repay the amounts outstanding under the 2012 issuance of a $925,000 first lien term loan (the “2012 First Lien Term Loan”) and the 2012 issuance of a $375,000 second lien term loan (the “2012 Second Lien Term Loan”) (collectively, the “Prior Term Loans”), pay related accrued interest of $11,990, pay a prepayment penalty of $3,735 and pay debt issuance costs of $15,449. Proceeds of $3,619 were retained for working capital and other purposes.

Further, using proceeds from the sale of our common stock in the IPO, we voluntarily repaid $205,000 of the 2016 First Lien Term Loan on July 21, 2016. The agreement governing the 2016 First Lien Term Loan had stipulated mandatory quarterly principal repayments of $3,250 between September 30, 2016 and June 2, 2023 (the maturity date) and a single payment of $1,212,250 on the maturity date. However, we applied the repayment to the scheduled payments that would have fallen due between September 30, 2016 and June 2, 2023, and also to a portion of the single payment due June 2, 2023. As a result, as of October 1, 2016, the only required future payment under the 2016 First Lien Term Loan was a single payment of $1,095,000 which is due June 2, 2023. In connection with the payment of $205,000, we wrote off $1,900 and $1,466 in deferred financing fees and original

AdvancePierre Foods Holdings, Inc.

Notes to Condensed Consolidated Financial Statements  (Continued)

(In thousands except share and per share data)

(Unaudited)

10. FINANCING ARRANGEMENTS  (Continued)

issue discount, respectively, during 3rd quarter 2016. Such amounts are included in refinancing charges in our Condensed Consolidated Statements of Operations and Comprehensive Income.

Debt consisted of the following:

	October 1, 2016	January 2, 2016
2016 First Lien Term Loan, with floating interest rates, maturing June 2, 2023, net of original issue discount of $7,359	$1,045,526	$—
2016 First Lien Term Loan, held by related party, net of original issue discount of $294	41,821	—
2012 First Lien Term Loan, net of original issue discount of $2,399	—	894,851
2012 Second Lien Term Loan, net of original issue discount of $2,438	—	340,562
2012 Second Lien Term Loan, held by related party, net of original issue discount of $228	—	31,772
Revolving line of credit, maximum borrowings of $175,000 with floating interest rates, maturing June 2, 2021	—	—
Debt issuance costs	(9,915)	(11,071)
Capitalized lease obligations maturing through fiscal 2018	417	861
Insurance premium financing	—	1,583

Total debt	$1,077,849	$1,258,558
Less: current maturities	$(395)	$(24,721)

	$1,077,454	$1,233,837

The original issue discount, in aggregate, for the Prior Term Loans was $1,300,000 ($925,000 and $375,000 for the 2012 First Lien Term Loan and the 2012 Second Lien Term Loan, respectively). The financing of the 2016 First Lien Term Loan and the repayment of the Prior Term Loans were accounted for pursuant to ASC 470-50, Debt—Modification and Extinguishments (ASC 470-50). Accordingly, we recognized $825 and $1,336 in interest expense related to the write off of the original issue discount and a portion of the unamortized deferred financing fees, respectively, that were associated with the Prior Term Loans. Fees paid of $15,449 were assessed under ASC 470-50, to be expensed or capitalized and amortized over the lives of the new loans. Of the new fees incurred, $11,896 were expensed and $3,553 were capitalized. Fees expensed are recognized in refinancing charges in our Condensed Consolidated Statements of Operations and Comprehensive Income. Fees capitalized of $2,896 related to the 2016 First Lien Term Loan are recognized in “Long-term debt, net of current maturities” and $657 related to the ABL Facility are recognized in “Other assets” in our Condensed Consolidated Balance Sheets. After considering the impact of the amortization of original issue discount and deferred financing fees, the effective interest rate for the 2016 First Lien Term Loan was approximately 5.03% at the issue date.

The 2016 First Lien Term Loan is collateralized by a first-priority security interest in substantially all of our assets, except for accounts receivable, inventory and cash and cash equivalents, that serve as first-priority collateral for the ABL Facility, on which the 2016 First Lien Term Loan maintains a second-priority interest.

AdvancePierre Foods Holdings, Inc.

Notes to Condensed Consolidated Financial Statements  (Continued)

(In thousands except share and per share data)

(Unaudited)

10. FINANCING ARRANGEMENTS  (Continued)

Interest on borrowings under the 2016 First Lien Term Loan varies based on either LIBOR or a bank base rate, plus a margin. In the case of the LIBOR option, interest varies based on either LIBOR or a bank base rate, plus a margin as set forth in the following table:

Total Net Leverage Ratio	LIBOR Loans	Bank Base Rate Loans
Less than or equal to 4.00:1.00	3.50%	2.50%
Greater than 4.00:1.00	3.75%	2.75%

Interest based on the bank base rate is subject to the prime rate plus a margin. At October 1, 2016, the interest rate for the 2016 First Lien Term Loan was 4.50%.

The agreement governing the 2016 First Lien Term Loan includes certain non-financial covenants, which include limitations on our ability to incur additional indebtedness, issue preferred stock, pay dividends, make distributions on our capital stock, repurchase our capital stock, make certain investments, create liens on our assets, enter into transactions with affiliates, transfer and sell assets, merge, consolidate or sell all or substantially all of our assets. Such covenants also create restrictions on dividends and certain payments by our restricted subsidiaries. At October 1, 2016, we were in compliance with all such covenants. Financial maintenance covenants are also included in the agreement, but these only apply under certain conditions. The 2016 First Lien Term Loan also requires mandatory annual prepayment of Excess Cash Flow (as defined in the Credit Agreement governing the 2016 First Lien Term Loan).

Prior to its pay-off, the agreement governing the 2012 First Lien Term Loan required a mandatory prepayment of amounts equal to Excess Cash Flow (as defined in the credit agreement governing the 2012 First Lien Term Loan). For the fiscal year ended January 2, 2016, a mandatory prepayment related to Excess Cash Flow of approximately $13,407 was determined. This payment was made in the second quarter of 2016. However, certain debt holders exercised their option to reject the prepayment and $2,815 of the payment was returned to us.

The maximum borrowing limit on the ABL Facility is $175,000 and such maximum borrowing limit is further subject to a borrowing base limitation that is derived from applying defined calculations to inventory and accounts receivable balances. The agreement governing the ABL Facility continues to include certain non-financial covenants as well as certain financial maintenance covenants that only go into effect under certain conditions. Availability under the ABL Facility was as follows:

	October 1, 2016	January 2, 2016
Borrowing base limitation	$135,446	$130,941
Less: outstanding letters of credit	5,282	5,498
Less: revolving facility balance	—	—

Net availability	$130,164	$125,443

AdvancePierre Foods Holdings, Inc.

Notes to Condensed Consolidated Financial Statements  (Continued)

(In thousands except share and per share data)

(Unaudited)

11. INCOME TAXES

A summary of our income tax (benefit) provision and related effective tax rates follows:

	Fiscal Quarter Ended		Fiscal Year to Date Ended
	October 1, 2016	October 3, 2015	October 1, 2016	October 3, 2015
Income tax (benefit) provision:
Current	$615	$499	$1,302	$1,007
Deferred	(2,458)	2,504	(59,468)	$5,050

Total	$(1,843)	$3,003	$(58,166)	$6,057

Effective tax rate	(8.9)%	19.2%	(129.3)%	19.2%

Income taxes are accounted for in accordance with authoritative guidance for accounting for income taxes under which deferred tax assets and liabilities are determined based on the difference between their financial statement basis and their tax basis, using enacted rates in effect for the year in which the differences are expected to reverse. We have favorable tax attributes, such as significant tax-deductible depreciation and amortization and U.S. federal and state net operating losses which result in minimal cash paid for income taxes.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. At each reporting date, we consider new evidence, both negative and positive that impacts the assessment of the realization of deferred tax assets. We historically maintained a full valuation allowance against our deferred tax assets because the existing negative evidence outweighed the positive evidence such that it was not more likely than not that the deferred tax assets were realizable. Principal among the negative evidence has been the sustained history of cumulative tax losses, in part related to fluctuations in commodity costs and our high degree of financial leverage. While we reported pre-tax income in fiscal 2015, because the Company reported significant pre-tax losses in previous historical periods, we continued to maintain a full valuation allowance through the first quarter of fiscal 2016.

In the second and third quarters of fiscal 2016, we continued the trend of realizing pre-tax income that began in the first quarter of fiscal 2015 and our cumulative income in the recent past became positive. In addition, our forecasts for the remainder of fiscal 2016 and for fiscal year 2017 indicated continued pre-tax income. Additionally, we were able to refinance our debt during the second quarter on more favorable terms. The Company also considered forecasts of future taxable income and evaluated the utilization of tax attributes prior to their expiration. After considering these factors, we determined that the positive evidence outweighed the negative evidence and concluded, in the second quarter of 2016, that it was more likely than not that our deferred tax assets were realizable. As a result, we made the determination to release the full valuation allowance in fiscal 2016. Accordingly, we released $56,496 of the valuation allowance on a discrete basis during the second quarter of fiscal 2016, and during 3rd Quarter 2016, released an additional $1,678. The tax benefit associated with the remaining valuation allowance, along with a similar amount of tax expense connected to the reduction in the NOL deferred tax asset, will be released to income as profits are earned during the remainder of the year.

AdvancePierre Foods Holdings, Inc.

Notes to Condensed Consolidated Financial Statements  (Continued)

(In thousands except share and per share data)

(Unaudited)

11. INCOME TAXES  (Continued)

Presented in the table below is the activity in the valuation allowance:

	Fiscal Quarter Ended		Fiscal Year to Date Ended
	October 1, 2016	October 3, 2015	October 1, 2016	October 3, 2015
Balance at Beginning of Period	$35,906	$120,232	$109,690	$126,392
Valuation allowance released	(13,922)	(6,060)	(87,706)	(12,220)

Balance at End of Period	$21,984	$114,172	$21,984	$114,172

Our effective tax rates for 3rd Quarter 2016, 3rd Quarter 2015 and for the year to date periods ended October 1, 2016 and October 3, 2015 are different from the expected federal rate of 35% in part due to the utilization of deferred tax assets and the release of valuation allowances.

Net deferred tax assets and federal income tax expense in future years can be significantly affected by changes in enacted tax laws and rates or by unexpected adverse events that could impact our conclusions regarding the ultimate realizability of deferred tax assets.

We file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. As of October 1, 2016, our federal and state tax returns for fiscal 2011 through fiscal 2015 remain open under the relevant statutes.

We believe that substantially all tax positions taken and expected to be taken and reflected in the accompanying Condensed Consolidated Financial Statements are more likely than not to be sustained, based upon their technical merits, upon examination. As a result, no material amounts were recorded to reverse the impact of tax benefits as of October 1, 2016 and October 3, 2015.

12. STOCKHOLDERS’ EQUITY

Concurrent with the restricted stock awards discussed in Note 16, employees and other recipients made elections under section 83(b) of the Internal Revenue Code (the “83(b) elections”), which triggered instant recognition of compensation for federal income tax purposes. To assist the recipients with the tax liability arising from the 83(b) elections, we provided loans to these employees, evidenced by promissory notes (the “Stockholder Notes”), for amounts that approximate each recipient’s tax liability under the 83(b) elections. The Stockholder Notes are secured by the shares issued to the respective recipients under our 2009 Omnibus Equity Incentive Plan which, effective August 18, 2016, was renamed the AdvancePierre Foods Holdings, Inc. 2009 Omnibus Equity Incentive Plan (the “Equity Incentive Plan”) or any other equity incentive plan. In addition, the Stockholder Notes have recourse in the event of default by the recipient. Interest is charged on the outstanding balances at the mid-term applicable federal rate in effect at the issue date. As of October 1, 2016 and January 2, 2016, the interest rates on the Stockholder Notes ranged between 0.95% and 2.04%. Balances outstanding at October 1, 2016 and January 2, 2016 (which represent principal and related accrued interest) were $898 and $3,884, respectively, and are presented in the Condensed Consolidated Balance Sheets as deductions from stockholders’ equity. Interest on such Stockholder Notes, which are included in related party interest in our Condensed Consolidated Statements of Operations and Comprehensive Income, were nominal for the periods presented. During fiscal 2016, prior to the IPO, all Stockholder Notes due from our executive officers were repaid and/or retired.

AdvancePierre Foods Holdings, Inc.

Notes to Condensed Consolidated Financial Statements  (Continued)

(In thousands except share and per share data)

(Unaudited)

13. LEASED PROPERTIES

Our leased properties are fully discussed in the Fiscal 2015 Audited Financial Statements included in our prospectus that was filed on July 18, 2016 and there have been no significant changes since the release of those statements.

14. OTHER LONG-TERM LIABILITIES

As discussed in Note 4, we acquired Landshire and Better Bakery during fiscal 2015. A component of the purchase price for Landshire related to contingent consideration for earn out payments based on achieving minimum annual volume targets. At October 1, 2016 and January 2, 2016, respectively, the fair value of the liability for the earn out payments was $9,824 and $19,628 respectively, of which $6,588 and $9,956, respectively, were included in other accrued liabilities; the remainder of these amounts were included in other long-term liabilities.

As part of the acquisition of Better Bakery, we assumed an onerous broker contract. At October 1, 2016 and January 2, 2016, the liability for this contract was $5,836 and $6,821, respectively. Of the balance at October 1, 2016, $2,748 is included in other accrued liabilities and $3,088 is included in other long-term liabilities. At January 2, 2016, the entire amount was included in other long-term liabilities. During the year to date period ended October 1, 2016, payments made with respect to the earn out agreement and the onerous broker contract were $10,000 and $1,154, respectively.

15. RESTRUCTURING EXPENSES

Over the past three years, we have initiated a number of restructuring programs to integrate acquired businesses, improve the efficiency of our manufacturing and distribution network, and consolidate and reorganize our management and support teams.

In connection with the acquisition of Landshire in the first quarter of 2015 and Better Bakery in the second quarter of 2015, we incurred $859 and $1,707 of integration costs in 3rd Quarter 2015 and the year to date period ended October 3, 2015, respectively. Of the 3rd Quarter amount, $606 was included in gross profit and $253 was included in operating income. For the year to date period ended October 3, 2015, $875 was included in gross profit and $832 was included in operating income. These amounts represented costs for travel and meals, professional fees, facility closing costs and related severance. Also, during 3rd Quarter 2015 and the year to date period ended October 3, 2015, we incurred $887 and $1,191, respectively, in expenses (included in gross profit) to reconfigure production lines at our Portland, Maine manufacturing facility.

In addition, during fiscal 2013, we began various initiatives intended to improve our commercial effectiveness and reduce our operating costs. These initiatives included:

•	The consolidation of our business unit leadership and shared services teams in our Cincinnati, Ohio area facilities and the closure of an administrative office in Edmond, Oklahoma;

•	The reorganization of our senior leadership team; and

•	The implementation of staffing reductions and facility closures in our manufacturing, logistics and commercial operations.

AdvancePierre Foods Holdings, Inc.

Notes to Condensed Consolidated Financial Statements  (Continued)

(In thousands except share and per share data)

(Unaudited)

15. RESTRUCTURING EXPENSES  (Continued)

During year to date period ended October 1, 2016, we incurred $108 in expenses associated with the closure of the office in Edmond, Oklahoma.

All the above initiatives were substantially complete as of October 1, 2016 and we expect any remaining payments to be complete in fiscal 2016. Restructuring charges included in the accompanying Condensed Consolidated Statements of Operations and Comprehensive Income are summarized below:

	Fiscal Quarter Ended		Fiscal Year to Date Ended
	October 1, 2016	October 3, 2015	October 1, 2016	October 3, 2015
Gross profit
2013 initiatives	$—	$9	$—	$294
2015 initiatives	—	1,493	—	2,066

	$—	$1,502	$—	$2,360

Operating income
2013 initiatives	$—	$11	$143	$587
2015 initiatives	—	254	(23)	833

	—	265	120	1,420

Total	$—	$1,767	$120	$3,780

Charges related to these initiatives primarily represent costs for severance, relocation, recruiting, and professional services. There were no restructuring expenses that were directly attributable to any of our reportable segments.

Included below is the activity for liabilities related to restructuring charges, which are reflected in accrued liabilities (current portion) and other long-term liabilities (noncurrent portion):

	Fiscal Quarter Ended		Fiscal Year to Date Ended
	October 1, 2016	October 3, 2015	October 1, 2016	October 3, 2015
Balance at Beginning of Period	$171	$256	$496	$567
Accruals	—	1,767	120	3,780
Payments, net	(106)	(1,895)	(551)	(4,219)

Balance at End of Period	$65	$128	$65	$128

16. STOCK-BASED COMPENSATION

Effective January 15, 2009, our board of directors adopted the Equity Incentive Plan for the purpose of providing additional incentive to selected employees, directors and consultants whose contributions are essential to the growth and success of our business. The Equity Incentive Plan provides for the grant of options, share appreciation rights, restricted stock, restricted stock units, deferred shares, performance shares, unrestricted shares, other share-based awards or any combination of the foregoing awards. Awards under the Equity Incentive

AdvancePierre Foods Holdings, Inc.

Notes to Condensed Consolidated Financial Statements  (Continued)

(In thousands except share and per share data)

(Unaudited)

16. STOCK-BASED COMPENSATION  (Continued)

Plan, as amended July 20, 2016 and August 18, 2016, are limited to 16,562,730 shares of our common stock, subject to adjustment as provided in the Equity Incentive Plan document. The Equity Incentive Plan provides for board of directors’ discretion in determining vesting periods, contractual lives and option exercise prices for each award issuance under the Equity Incentive Plan.

Restricted Stock

Prior to July 20, 2016, the only awards issued under the Equity Incentive Plan were restricted stock, and, pursuant to the First Amended and Restated Stockholders’ Agreement by and among the Company and its stockholders and the individual award agreements, transfers of such awards were restricted. In addition, prior to July 20, 2016, such restricted stock provided us with the right, but not the obligation to repurchase all or any portion of the vested equity interests in the event that the awardee’s employment was terminated for any reason. The purchase price that we paid for the restricted stock was based on a valuation made in good faith by our board of directors. Since we had previously exercised this right in every instance of employment termination, the awardees did not bear the risks and rewards of ownership. Therefore, we determined that liability classification of these awards was appropriate until the point that the shares had been vested for six months, a sufficient period of time to allow the holder to fully bear the risks and rewards of ownership. If the employee remained with the Company after the six month period, the award was reclassified from liabilities to equity.

Under liability classification, we were required to recognize a liability based on the stock award’s fair value at each reporting date with reference to its vesting schedule. The liability recognized at July 2, 2016 and January 2, 2016 were based on fair values of $17.65 and $10.24, respectively.

Following the IPO, more than 25% of our common stock was available for trading on The New York Stock Exchange on July 20, 2016, thereby resulting in a termination of the call right on that date. Hence, 24 awardees began to bear the risks and rewards of ownership. As a result, the liability award was converted to an equity award as of July 20, 2016, since the call right feature was the only condition that prevented it from being classified as an equity award. As of that date, the fair value of the award was determined to be $23.53, based on the opening price of our common stock, and an additional compensation expense of $6,477 was recognized for the period that spanned the beginning of the third fiscal quarter to July 20, 2016. This additional compensation expense is included in stock-based compensation expense. On the same date, the award was transferred from liabilities to equity. While the award was a liability award, pursuant to ASC 718, we were required to re-measure the fair value of the award at each reporting date and record additional compensation with reference to the vesting schedule. Fair values were, at those times, estimated at the grant dates using estimates of enterprise value, adjusted by liquidity discounts.

Further, during 3rd Quarter 2016, the dividend provision of the restricted stock award agreement was modified to provide for the payment of dividends even on unvested restricted stock.

AdvancePierre Foods Holdings, Inc.

Notes to Condensed Consolidated Financial Statements  (Continued)

(In thousands except share and per share data)

(Unaudited)

16. STOCK-BASED COMPENSATION  (Continued)

The table below reflects the restricted stock activity for the year to date period as well as other information related to awards of restricted stock that were granted under the Equity Incentive Plan. Restricted stock granted under the Equity Incentive Plan vests over a three- or four-year period on a graded-vesting basis with equal proportions of the shares vesting at the annual anniversary date of the grant in each of the three or four years in the vesting period.

	Shares	Weighted Average Grant Date Fair value per Share
Unvested Restricted Shares:
Balance at beginning of fiscal year	1,625,477	$2.46
Granted	224,378	$10.66
Vested	(431,407)	$4.58
Forfeited	(98,543)	$1.01

Balance at end of period	1,319,905	$3.26

Vested Restricted Shares:
Balance at beginning of fiscal year	2,913,207	$1.72
Vested	431,407	4.58
Repurchased	(259,249)	$1.51

Balance at end of period	3,085,365	$2.27

Compensation expense, included in selling, general and administrative expenses, associated with outstanding restricted stock awards, including credits for stock forfeitures, was $12,736 and $24,589 for 3rd Quarter 2016 and the year to date period ended October 1, 2016, respectively, and, was $1,452 and $8,669 for 3rd Quarter 2015 and the year to date period ended October 3, 2015, respectively. As of October 1, 2016, total unrecognized compensation cost was approximately $9,940 related to unvested restricted stock awards granted under the Equity Incentive Plan. This cost is expected to be recognized over the weighted average period of 0.76 years.

During the year to date period ended July 20, 2016, we repurchased terminated employees’ vested stock with cash of $1,577; no such purchases were made during the year to date period ended October 3, 2015, and no such purchases were made between July 20, 2016 and October 1, 2016. Shares repurchased were retired upon repurchase. Since all the restricted stock awards were reclassified from liabilities to equity as of July 20, 2016, liability to holders of grants as of October 1, 2016 was nil. As of January 2, 2016, our liability to holders of those grants was $17,393. Such liability was classified as current (part of other accrued liabilities) in the Condensed Consolidated Balance Sheet at January 2, 2016 since, at the time, the employees could have resigned at will or through termination which would have resulted in our call of the stock.

Restricted Stock Units and Stock Options

On August 26, 2016, the Company awarded certain of its employees and nonemployee directors an aggregate of 240,843 restricted stock units (“RSUs”) and nonqualified stock options (“stock options”) with the right to acquire an aggregate 648,301 shares of its common stock at an exercise price of $25.69. These awards vest on a graded-vesting basis over a thirty-five-month period, whereby, one-third vests on July 27, 2017, one third vests on July 27, 2018 and one-third vests on July 27, 2019. The awards are subject to service conditions

AdvancePierre Foods Holdings, Inc.

Notes to Condensed Consolidated Financial Statements  (Continued)

(In thousands except share and per share data)

(Unaudited)

16. STOCK-BASED COMPENSATION  (Continued)

only. Each RSU may be exchanged on the vesting date for one share of the Company’s common stock and can only be settled in shares. Awardees of the RSUs are also entitled to nonforfeitable dividend-equivalent payments on unvested RSUs. The contractual term of the stock option award is 10 years.

Compensation expense for the RSUs and the stock options will be recognized over the vesting period on a graded-vesting basis based on a grant-date fair value of $25.69 for the RSUs and $4.74 for the stock option awards. The grant date fair value of the RSUs was based on the closing price of our common stock on the date of grant. The grant-date fair value of the stock option awards was determined using the Black-Scholes model utilizing the following inputs:

Stock price on date of grant	$25.69
Exercise price	$25.69
Expected term	6 years
Risk-free interest rate	1.36%
Expected dividend yield	2.2%
Expected volatility	23.8%

The expected term of 6 years was determined using the simplified method specified in SEC Staff Accounting Bulletin Topic 14 because we have no exercise history on which to base estimates of future exercise behavior. The expected volatility of 23.8% was calculated by taking the average historical volatility of a group of peer companies over the six years ended on the grant date of August 26, 2016. Expected volatility based on peer group volatility was used instead of volatility based on our historical stock price because we have insufficient trading history on which to base historical volatility. The risk-free interest rate was based on the implied yield on U.S. treasury zero-coupon issues with a remaining term equal to the expected term (6 years) as of the grant date. The dividend yield was based on expected dividend-equivalent payments of $0.14 per share per quarter.

Between the award date and October 1, 2016, none of the RSUs or stock options vested, none were exercised and none expired.

Additional information relating to the RSUs awards is as follows:

	Shares	Weighted Average Grant Date Fair value per Share
Total Restricted Stock Units
Balance at beginning of fiscal year	—	—
Granted	240,843	$25.69
Forfeited	(1,414)	$25.69

Balance at end of period	239,429	$25.69

Vested Restricted Stock Units	—	—
Unvested shares at end of period	239,429	$25.69
Expected to vest	225,348	$25.69

AdvancePierre Foods Holdings, Inc.

Notes to Condensed Consolidated Financial Statements  (Continued)

(In thousands except share and per share data)

(Unaudited)

16. STOCK-BASED COMPENSATION  (Continued)

As of October 1, 2016, unrecognized compensation expense related to the RSUs was $5,756, is expected to be recognized over the weighted average period of 1.8 years and does not reflect our estimate of potential forfeitures. During the quarter and year-to-date period ended October 1, 2016, compensation expense recognized with respect to the RSUs totaled $376.

Additional information relating to our stock option award during and at the end of the period are as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value(1) (in thousands)
Balance at beginning of fiscal year	—	—
Granted	648,301	$25.69
Forfeited	(4,242)	$25.69

Balance outstanding at end of period	644,059	$25.69	9.9 years	$1,204

Options expected to vest	610,175	$25.69	9.9 years	$1,134

(1)	Represents the total pre-tax intrinsic value, based on the closing price of our common stock on the New York Stock Exchange on October 1, 2016 and is the amount the option holders would have received had all option holders exercised their options on October 1, 2016.

As of October 1, 2016, unrecognized compensation expense related to the stock option awards was $2,857, is expected to be recognized over the weighted average period of 1.8 years and does not reflect our estimate of potential forfeitures. During the quarter and year-to-date period ended October 1, 2016, compensation expense recognized with respect to the stock options totaled $187.

At October 1, 2016, 5,628,690 shares remained available for grant under the Equity Incentive Plan.

17. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Fair value is the amount that would be received from the sale of an asset or paid for transfer of a liability in an orderly transaction between market participants, i.e., an exit price. To estimate an exit price, a three-level hierarchy is used. The three-level hierarchy for fair value measurements is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The fair value hierarchy prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or a liability. The hierarchy is as follows:

•	Level 1—Valuation based upon unadjusted quoted prices for identical assets or liabilities in active markets.

•	Level 2—Valuation based upon quoted prices for similar assets or liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•	Level 3—Valuation based upon other unobservable inputs that are significant to the fair value measurements and are developed based on the best information available, which in some instances include a company’s own data.

AdvancePierre Foods Holdings, Inc.

Notes to Condensed Consolidated Financial Statements  (Continued)

(In thousands except share and per share data)

(Unaudited)

17. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS  (Continued)

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Our non-derivative financial instruments consist primarily of cash and cash equivalents (including commercial paper and money market instruments with original maturities of three months or less), trade receivables, trade payables and long-term debt. The estimated fair values of the financial instruments have been determined using available market information and appropriate valuation techniques. Considerable judgment is required, however, to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

At October 1, 2016 and January 2, 2016, except for the 2016 First Lien Term Loan and the Prior Term Loans, the book values of non-derivative financial instruments recorded in the accompanying Condensed Consolidated Balance Sheets are considered to approximate fair values due to those instruments being subject to variable interest rates, having short terms to maturity and/or being outstanding for short periods of time.

The carrying value of our 2016 First Lien Term Loan at October 1, 2016 was $1,087,347. The carrying value of the 2012 First Lien Term Loan and the 2012 Second Lien Term Loan at January 2, 2016 was $894,851 and $375,000, respectively.

As discussed in Note 4, we recorded a liability of $19,293 when we acquired Landshire, which represented the fair value of contingent consideration related to volume earn out. Other than the accretion of the liability due to the passage of time, there has been no change in the underlying assumptions used to calculate the fair value of the earn out since the acquisition date.

The following table summarizes the fair values of our Term Loans and the contingent consideration:

	October 1, 2016		January 2, 2016
	Level 2	Level 3	Level 2	Level 3
Term Loans:
2016 First Lien Term Loan	$1,101,844	$—	$—	$—
2012 First Lien Term Loan	—	—	895,007	—
2012 Second Lien Term Loan	—	—	367,500	—
Contingent consideration	—	9,824	—	19,628

The activity related to the contingent consideration shown in the table above was as follows:

Total
Balance at January 2, 2016	$19,628
Accruals	196
Payments, net	(10,000)

Balance at October 1, 2016	$9,824

AdvancePierre Foods Holdings, Inc.

Notes to Condensed Consolidated Financial Statements  (Continued)

(In thousands except share and per share data)

(Unaudited)

17. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS  (Continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	We recorded the 2016 First Lien Term Loan using Level 2 inputs based on the observable trading value of the debt instrument;

•	We recorded our contingent consideration financial instrument using Level 3 significant inputs not observable in the market. Key assumptions included in the discount cash flow valuation model were predetermined payment dates, actual volume performance, management’s forecasted volume performance, risk-free interest rate plus a credit risk premium rate, historic asset volatility of comparable companies and management’s assessment of probability of achieving the earn out targets.

18. TRANSACTIONS WITH RELATED PARTIES

Prior to July 20, 2016, Oaktree provided certain management, advisory and consulting services to us pursuant to a Management Services Agreement that became effective on September 30, 2010. Oaktree is the management company for OCM. Maine Street Holdings, Inc. (“Maine”) also provided certain management, advisory and consulting services to us pursuant to a Management Services Agreement that became effective on September 30, 2010, but the agreement with Maine was terminated on September 30, 2015. Maine is controlled by our minority owners. In consideration for the services provided, we were required to pay a quarterly management fee of $750, in advance, to both Oaktree and Maine. We were also required to reimburse Oaktree and Maine for certain out-of-pocket expenses incurred with respect to the performance of services. With respect to the agreement with Oaktree, we recorded expenses of $172 and $5,214 for 3rd Quarter 2016 and the year to date period ended October 1, 2016, respectively, for fees and out-of-pocket expenses. Similar expenses of $888 and $8,824 were recorded for Oaktree in 3rd Quarter 2015 and the year to date period ended October 3, 2015, respectively. Such expenses recorded for Maine in 3rd Quarter 2015 and the year to date period ended October 3, 2015 were $750 and $2,250, respectively. We include such expenses in selling, general and administrative expenses. We also paid Oaktree an aggregate success fee of $9,000 on July 20, 2016 pursuant to the Management Services Agreement which required payment in an amount equal to three times the annual management fee in the event of consummation of an IPO of our equity securities or equity interests or a sale of all or substantially all of our assets. The Management Services Agreement with Oaktree was terminated effective July 20, 2016 in connection with our IPO.

As discussed in Note 3, on July 20, 2016, we entered into a TRA with our pre-IPO stockholders, including affiliates of Oaktree. Amounts due to Oaktree, our management team and our board members under the TRA are disclosed as related party amounts in the accompanying Condensed Consolidated Balance Sheets.

At October 1, 2016, Oaktree and its affiliates held $41,821 of the carrying value of the 2016 First Lien Term Loan. At January 2, 2016, Oaktree and its affiliates held $31,772 of the carrying value of the 2012 Second Lien Term Loan. Interest accrued and not paid to Oaktree and its affiliates was $10 and $692 as of October 1, 2016 and January 2, 2016, respectively, and is included in accrued interest in the accompanying Condensed Consolidated Balance Sheets. Interest expense recorded with respect to such debt was $510 and $1,971 for 3rd Quarter 2016 and the year to date period ended October 1, 2016, respectively. For 3rd Quarter 2015 and the year to date period ended October 3, 2015, such interest expense was $739 and $2,269, respectively.

AdvancePierre Foods Holdings, Inc.

Notes to Condensed Consolidated Financial Statements  (Continued)

(In thousands except share and per share data)

(Unaudited)

18. TRANSACTIONS WITH RELATED PARTIES  (Continued)

Written procedures adopted by the Company and its Audit Committee currently restrict and govern related party transactions. Pursuant to those procedures, related party transactions require review by our general counsel and certain related party transactions require pre-approval by our Audit Committee before such transactions can be binding.

19. EARNINGS PER COMMON SHARE

For 3rd Quarter 2016 and the year to date period ended October 1, 2016, we computed earnings per share using the two-class method, in which there was an allocation of our earnings between holders of our common stock and holders of our participating securities. We effected this method in 3rd Quarter of 2016 since during the third quarter of 2016, holders of our restricted stock and RSUs were granted nonforfeitable rights to dividends and dividend-equivalents, respectively, and hence became participating holders of our common stock for purposes of computing basic earnings per share (see Note 16). Basic earnings per share for both the 2016 and 2015 periods were calculated based on the weighted average number of outstanding shares of common stock for the period. Diluted earnings per share was calculated consistent with the basic earnings per share calculation plus the effect of dilutive unissued shares of common stock related to stock options, restricted stock and RSUs, as applicable, to the extent that they were considered dilutive. The table below details the computation of our basic and diluted EPS:

	Fiscal Quarter Ended		Fiscal Year to Date Ended
	October 1, 2016	October 3, 2015	October 1, 2016	October 3, 2015
Numerator:
Net income	$22,445	$12,636	$103,143	$25,423
Less: Distributed earnings allocated to nonvested awards	(251)	—	(251)	—
Less: Undistributed earnings allocated to nonvested awards	(211)	—	(1,704)	—

Numerator for basic and diluted earnings per share	$21,983	$12,636	$101,188	$25,423

Denominator:
Average shares outstanding—Basic	74,878,851	65,334,001	68,913,664	65,249,404
Potential effect of nonvested restricted stock awards	—	1,513,944	—	1,473,407

Average shares outstanding—Diluted	74,878,851	66,847,945	68,913,664	66,722,811

Net income per common share—Basic	$0.29	$0.19	$1.47	$0.39
Net income per common share—Diluted	$0.29	$0.19	$1.47	$0.38
Dividend per share	$0.14	$—	$0.14	$—
Antidilutive awards excluded from the computation of diluted EPS:
Stock options	646,180	—	646,180	—
Restricted stock	939,627	—	957,717	—
RSUs	4,702	—	4,702	—

AdvancePierre Foods Holdings, Inc.

Notes to Condensed Consolidated Financial Statements  (Continued)

(In thousands except share and per share data)

(Unaudited)

20. SEGMENT INFORMATION

We operate in four reportable segments: Foodservice, Retail, Convenience and Industrial.

The Foodservice segment supplies the diverse US “food-away-from-home” industry. Our foodservice customers include leading national and regional distributors with whom we have long-standing and collaborative relationships. We supply 95 of the largest 100 school districts in the U.S., working closely with schools to develop nutritious meal options with good quality and value. Our diverse portfolio of products includes ready-to-eat sandwiches, such as breakfast sandwiches and PB&J sandwiches, sandwich components, such as Philly steaks and fully-cooked hamburger-patties, and other entrées and snacks, such as country-fried steak, stuffed entrées and chicken tenders.

The Retail segment supplies national and regional grocery chains, major warehouse club stores, mass retailers and dollar stores. We sell both branded and private label ready-to-eat sandwiches, such as grilled chicken sandwiches and stuffed pockets, sandwich components, such as chicken patties and Philly steaks and other entrées and snacks such as, stuffed chicken breasts.

Customers in our Convenience segment include national and regional convenience chains and vending providers. In the Convenience segment, we sell customized ready-to-eat sandwiches, such as breakfast sandwiches and burgers, sandwich components, such as chicken patties and other entrées and snacks, such as cinnamon dough bites.

The Industrial segment primarily supplies other food producers, such as packaged food companies under short-term co-manufacturing agreements.

Segment performance is evaluated by our chief operating decision maker (“CODM”) and is based on net sales and operating income. Unallocated corporate income (expenses) primarily relate to executive management, finance and legal functions and refinancing related charges.

AdvancePierre Foods Holdings, Inc.

Notes to Condensed Consolidated Financial Statements  (Continued)

(In thousands except share and per share data)

(Unaudited)

20. SEGMENT INFORMATION  (Continued)

The following summarizes our net sales and operating income by reportable segment:

	Fiscal Quarter Ended		Fiscal Year to Date Ended
	October 1, 2016	October 3, 2015	October 1, 2016	October 3, 2015
Net sales
Foodservice	$222,591	$233,454	$630,082	$671,376
Retail	94,559	87,645	303,239	297,551
Convenience	56,465	50,649	167,637	150,300
Industrial	20,039	35,422	57,878	106,330

Total	$393,654	$407,170	$1,158,836	$1,225,557

Operating income (expenses)
Foodservice	$44,957	$38,095	$121,579	$97,988
Retail	10,296	3,058	29,267	21,570
Convenience	9,514	6,720	27,319	21,683
Industrial	970	(181)	1,585	888
Unallocated corporate expenses, net	(26,465)	(6,123)	(52,313)	(31,999)

Total	$39,272	$41,569	$127,437	$110,130

We manage assets on a total company basis, not by operating segment. Our CODM does not regularly review any asset information by operating segment and, accordingly, we do not report asset information by operating segment. Total assets were approximately $1.2 billion and $1.1 billion at October 1, 2016 and January 2, 2016, respectively.

Net sales by product category were as follows:

	Fiscal Quarter Ended		Fiscal Year to Date Ended
	October 1, 2016	October 3, 2015	October 1, 2016	October 3, 2015
Net sales
Sandwiches	$112,583	$113,953	$353,478	$345,494
Sandwich components	147,875	162,100	419,815	472,170
Other entrees and snacks	133,196	131,117	385,543	407,893

Total	$393,654	$407,170	$1,158,836	$1,225,557

21. COMMITMENTS AND CONTINGENCIES

As part of our ongoing operations in the food processing industry, we are subject to various claims and contingencies arising in the normal course of business, including, but not limited to, governmental investigations and proceedings, product liability as well as matters related to employees, safety, health, antitrust laws, taxes, commercial activities and the environment. In particular, we are subject to extensive federal, state, and local regulations, and our food processing facilities and food products are subject to frequent inspection, audits and

AdvancePierre Foods Holdings, Inc.

Notes to Condensed Consolidated Financial Statements  (Continued)

(In thousands except share and per share data)

(Unaudited)

21. COMMITMENTS AND CONTINGENCIES  (Continued)

inquiries by the USDA, the FDA, and various local health and agricultural agencies. We are also subject to federal, state, and local agencies responsible for the enforcement of environmental, labor, and other laws and regulations. In addition, we are involved in various legal actions arising in the normal course of business.

Any litigation-related matters are subject to uncertainties and the outcomes are generally not predictable. Consequently, an estimate of the possible loss or range of loss associated with these actions cannot be made. Certain litigation matters could be decided unfavorably against us and could have a material adverse effect on our results of operations and financial condition.

Claims, including product and general liability, workers’ compensation, auto liability and employment related matters have deductibles and self-insured retentions in the United States ranging from zero to $2.0 million per occurrence or per claim, depending on type of coverage and policy period. For international claims, deductibles and self-insured retentions are lower. We are also generally self-insured up to certain stop-loss limits for certain employee health benefits, including medical, drug and dental. We estimate reserves based upon a number of factors, including known claims, estimated incurred but not reported claims using third-party actuarial data, which is based on historical information as well as certain assumptions about future events. We classify estimated reserves in accrued liabilities and other long-term liabilities in our Condensed Consolidated Balance Sheets.

We evaluate contingencies based on the best available information and believe we have recorded appropriate liabilities to the extent necessary in cases where the outcome of such liabilities is considered probable and reasonably estimable. We also believe that our assessment of contingencies is reasonable. To the extent that resolution of contingencies results in amounts that vary from managements’ estimates, future earnings will be charged or credited accordingly.

22. SUBSEQUENT EVENTS

On October 7, 2016, we acquired all of the issued and outstanding common stock of Allied Specialty Foods, Inc. (“Allied”) for a purchase price of $60,000, subject to post-closing adjustment estimated to be approximately $2,500. The purchase price was entirely funded from cash on hand at the time of the acquisition. As of the date of this report, the purchase price allocation was not complete.

Allied is a manufacturer of raw and cooked beef and chicken Philly steak products. The acquisition of Allied brings us additional sandwich component production capacity and expands our market position in the Philly steak platform by providing entry into fully-cooked product offerings and, expands our geographic reach. The acquisition is expected to provide certain cost synergies. Allied’s customer base is predominantly in the foodservice industry, which it serves from a 20,000 square foot manufacturing facility in Vineland, New Jersey, with two cook lines, three raw slicing lines and one breakaway steak line. In June 2016, Allied began building a new 70,000 square foot facility with seven raw slicing/breakaway lines and four cook lines, which is expected to be completed during the first quarter of 2017. Allied’s revenue and net income for the year-to-date period ended October 1, 2016 were approximately $44,498 and $3,305, respectively.

12,500,000 Shares

AdvancePierre Foods Holdings, Inc.

Common Stock

Prospectus

Morgan Stanley	Credit Suisse	Barclays

BMO Capital Markets	Deutsche Bank Securities	Goldman, Sachs & Co.	Wells Fargo Securities

                    , 2017

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission (“SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and The New York Stock Exchange (the “NYSE”) listing fee.

SEC registration fee	$49,032.22
FINRA filing fee	63,958.44
Printing fees and expenses	176,961.00
Registrar and transfer agent fees	140,000.00
Accounting fees and expenses	140,000.00
Miscellaneous	565,000.00

Total	$1,008,751.00

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability. We will enter into indemnification agreements with our director nominees that provide for us to indemnify them to the fullest extent permitted by Delaware law.

Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

Our amended and restated bylaws provide that we must indemnify, and advance expenses to, our directors and officers to the full extent authorized by the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by our board of directors pursuant to the applicable procedure outlined in the amended and restated bylaws.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The underwriting agreement provides for indemnification by the underwriters of us, our officers and directors and the selling stockholders, and by us and the selling stockholders of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

Within the past three years, the Registrant has granted or issued the following securities of the Registrant which were not registered under the Securities Act of 1933, as amended (the “Securities Act”). All of these shares were issued without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act and/or Rule 701 promulgated thereunder. No sales involved underwriters, underwriting discounts or commissions or public offerings of securities of the Registrant.

Between January 2, 2016 and July 20, 2016, the date of the Registrant’s initial public offering, the Registrant granted an aggregate of 224,378 restricted shares of common stock to certain employees and directors pursuant to the Registrant’s 2009 Omnibus Equity Incentive Plan.

During the fiscal year ended January 2, 2016, the Registrant granted an aggregate of 779,154 restricted shares of common stock to certain employees and directors pursuant to the Registrant’s 2009 Omnibus Equity Incentive Plan.

During the fiscal year ended January 3, 2015, the Registrant granted an aggregate of 505,460 restricted shares of common stock to certain employees pursuant to the Registrant’s 2009 Omnibus Equity Incentive Plan.

During the fiscal year ended December 28, 2013, the Registrant granted an aggregate of 2,490,308 restricted shares of common stock to certain employees and directors pursuant to the Registrant’s 2009 Omnibus Equity Incentive Plan.

On September 30, 2013, the Registrant sold 986,260 shares of common stock to the Simons Family Trust (a trust for the benefit of John N. Simons, Jr. and his family) for $1 million.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits. See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17. Undertakings.

(1) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(3) The undersigned Registrant hereby undertakes that:

(A) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, Ohio, on January 17, 2017.

ADVANCEPIERRE FOODS HOLDINGS, INC.

By:	/s/ Michael Sims

	Name:	Michael Sims
	Title:	Senior Vice President, Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on January 17, 2017.

Signature	Capacity

* John N. Simons, Jr.	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Michael Sims Michael Sims	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)

* Celeste A. Clark, Ph.D.	Director

* Peter C. Dillingham	Director

* Dean Hollis	Chairman of the Board

* Stephen A. Kaplan	Director

* Gary Perlin	Director

* Christopher D. Sliva	Director

* Matthew C. Wilson	Director

* By:	/s/ Michael Sims
Michael Sims
Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description

1.1**	Form of Underwriting Agreement

3.1#	Amended and Restated Certificate of Incorporation of AdvancePierre Foods Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on July 25, 2016)

3.2#	Amended and Restated Bylaws of AdvancePierre Foods Holdings, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on July 25, 2016)

4.1#	Indenture, dated as of December 7, 2016, by and among AdvancePierre Foods Holdings, Inc., the Guarantors named therein, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on December 8, 2016)

4.2#	Form of 5.50% Senior Notes due 2024 (incorporated by reference to Exhibit A to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on December 8, 2016)

5.1**	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

10.1#	Third Amended and Restated Registration Rights Agreement, dated July 20, 2016, by and among the Registrant and the other parties named therein (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on July 25, 2016)

10.2#	Stockholders Agreement, dated July 20, 2016, by and among the Registrant and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on July 25, 2016)

10.3#	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1/A (file no. 333-210674) filed on June 24, 2016 (the “June 24, 2016 Form S-1/A”))

10.4#	Income Tax Receivable Agreement, dated July 20, 2016, by and among the Registrant and the other parties named therein (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on July 25, 2016)

10.5#	Term Loan Credit Agreement, dated as of June 2, 2016, among AdvancePierre Foods Holdings, Inc., Pierre Holdco, Inc., AdvancePierre Foods, Inc., the lenders party thereto from time to time and Morgan Stanley Senior Funding, Inc., as administrative agent and security agent (incorporated by reference to Exhibit 10.5 to the June 24, 2016 Form S-1/A)

10.6#	Amendment No. 3 to Second Amended and Restated Credit Agreement, dated as of June 2, 2016, among AdvancePierre Foods, Inc., the lenders party thereto from time to time and Wells Fargo Capital Finance, LLC, as administrative agent (incorporated by reference to Exhibit 10.6 to the June 24, 2016 Form S-1/A)

10.7#	Employment Agreement entered into and effective as of September 30, 2013 by and between John Simons and AdvancePierre Foods, Inc. (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1/A (file no. 333-210674) filed on June 15, 2016 (the “June 15, 2016 Form S-1/A”))

10.8#	Employment Agreement entered into on February 2, 2012 and effective as of February 28, 2012 by and between Michael Sims and AdvancePierre Foods, Inc. (incorporated by reference to Exhibit 10.8 to the June 15, 2016 Form S-1/A)

10.9#	Employment Agreement entered into and effective as of March 9, 2015 by and between Anthony Schroder and AdvancePierre Foods, Inc. (incorporated by reference to Exhibit 10.9 to the June 15, 2016 Form S-1/A)

Exhibit	Description

10.10#	Employment Agreement entered into on June 18, 2013 and effective as of July 8, 2013 by and between James Clough and AdvancePierre Foods, Inc. (incorporated by reference to Exhibit 10.10 to the June 15, 2016 Form S-1/A)

10.11#	Relocation Repayment Agreement entered into and effective as of October 14, 2014 by and between James Clough and AdvancePierre Foods, Inc. (incorporated by reference to Exhibit 10.11 to the June 15, 2016 Form S-1/A)

10.12#	Amendment No. 1 to Employment Agreement entered into by and between James Clough and AdvancePierre Foods, Inc., effective March 24, 2016 (incorporated by reference to Exhibit 10.12 to the June 24, 2016 Form S-1/A)

10.13#	Employment Agreement entered into on December 23, 2013 and effective as of January 20, 2013 by and between George Chappelle and AdvancePierre Foods, Inc. (incorporated by reference to Exhibit 10.13 to the June 24, 2016 Form S-1/A)

10.14#	Employment Agreement entered into and effective as of November 4, 2013 by and between Thomas Lavan and AdvancePierre Foods, Inc. (incorporated by reference to Exhibit 10.14 to the June 24, 2016 Form S-1/A)

10.15#	Release and Separation Agreement entered into and effective as of October 8, 2015 by and between Thomas Lavan and AdvancePierre Foods, Inc. (incorporated by reference to Exhibit 10.15 to the June 24, 2016 Form S-1/A)

10.16#	Pierre Foods Holding Corporation 2009 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to the June 15, 2016 Form S-1/A)

10.17#	Amendment No. 1 to Pierre Foods Holding Corporation 2009 Omnibus Equity Incentive Plan, effective as of January 23, 2014 (incorporated by reference to Exhibit 10.17 to the June 15, 2016 Form S-1/A)

10.18#	Amendment No. 2 to Pierre Foods Holding Corporation 2009 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.18 to the June 24, 2016 Form S-1/A)

10.19#	Form of Pierre Foods Holding Corporation 2009 Omnibus Equity Incentive Plan Restricted Share Award Agreement (incorporated by reference to Exhibit 10.19 to the June 24, 2016 Form S-1/A)

10.20#	AdvancePierre Foods, Inc. Special Enhanced Severance Plan (incorporated by reference to Exhibit 10.20 to the June 15, 2016 Form S-1/A)

10.21#	AdvancePierre Foods, Inc. 2016 Executive Severance Plan (incorporated by reference to Exhibit 10.21 to the June 24, 2016 Form S-1/A)

10.22#	AdvancePierre Foods, Inc. 401(k) Retirement Plan, amended and restated effective as of January 1, 2012 (incorporated by reference to Exhibit 10.22 to the June 24, 2016 Form S-1/A)

10.23#	Amendment for the Final 415 Regulations to AdvancePierre Foods, Inc. 401(k) Retirement Plan, effective as of July 1, 2007 (incorporated by reference to Exhibit 10.23 to the June 15, 2016 Form S-1/A)

10.24#	Amendment for EACA and/or QACA Provisions to AdvancePierre Foods, Inc. 401(k) Retirement Plan, dated January 9, 2012 (incorporated by reference to Exhibit 10.24 to the June 15, 2016 Form S-1/A)

10.25#	Amendment for HEART and WRERA to AdvancePierre Foods, Inc. 401(k) Retirement Plan, dated January 9, 2012 (incorporated by reference to Exhibit 10.25 to the June 15, 2016 Form S-1/A)

10.26#	Amendment for the Pension Protection Act and HEART Act to AdvancePierre Foods, Inc. 401(k) Retirement Plan, dated January 9, 2012 (incorporated by reference to Exhibit 10.26 to the June 15, 2016 Form S-1/A)

Exhibit	Description

10.27#	Amendment One to The AdvancePierre Foods, Inc. 401(k) Retirement Plan, effective as of October 1, 2012 (incorporated by reference to Exhibit 10.27 to the June 24, 2016 Form S-1/A)

10.28#	Amendment Two to The AdvancePierre Foods, Inc. 401(k) Retirement Plan, effective as of January 1, 2014 (incorporated by reference to Exhibit 10.28 to the June 24, 2016 Form S-1/A)

10.29#	Amendment to Outstanding Restricted Stock Award Agreements (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on September 16, 2016)

10.30#	Amendment No. 3 to Pierre Foods Holding Corporation 2009 Omnibus Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on August 19, 2016)

10.31#	AdvancePierre Foods Holdings, Inc. 2009 Omnibus Equity Incentive Plan Form of Restricted Share Unit Award Agreement (Employee Form) (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on August 19, 2016)

10.32#	AdvancePierre Foods Holdings, Inc. 2009 Omnibus Equity Incentive Plan Form of Restricted Share Unit Award Agreement (Independent Director Form) (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on August 19, 2016)

10.33#	AdvancePierre Foods Holdings, Inc. 2009 Omnibus Equity Incentive Plan Form of Option Award Agreement (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on August 19, 2016)

10.34#	Termination Agreement, dated July 20, 2016, by and between AdvancePierre Foods Holdings, Inc. and Oaktree Capital Management, L.P. (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on July 25, 2016)

10.35#	Employment Agreement entered into and effective as of March 9, 2016 by and between David Tipton and AdvancePierre Foods, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed on August 12, 2016)

10.36#	Employment Agreements entered into on July 12, 2016 and effective August 1, 2016 by and between Linn S Harson and AdvancePierre Foods, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed on August 12, 2016)

10.37#	Independent Director’s Compensation Policy (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed on November 9, 2016)

10.38#	Executive Employment Agreement, dated October 27, 2016, among AdvancePierre Foods, Inc., AdvancePierre Foods Holdings, Inc., and Christopher D. Sliva (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on November 10, 2016)

10.39#	Transition and Separation Agreement, dated November 7, 2016, among AdvancePierre Foods Holdings, Inc., AdvancePierre Foods, Inc., and John Simons (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on November 10, 2016)

10.40#	Waiver Agreement, dated October 26, 2016, between AdvancePierre Foods, Inc. and John Simons (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on November 10, 2016)

10.41#	Repricing Amendment to Term Loan Credit Agreement, dated as of December 7, 2016, among AdvancePierre Foods Holdings, Inc., Pierre Holdco, Inc., AdvancePierre Foods, Inc., Morgan Stanley Senior Funding, Inc., as administrative agent and security agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on December 8, 2016)

23.1**	Consent of PricewaterhouseCoopers LLP

Exhibit	Description

23.2**	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)

24.1#	Power of Attorney (included on signature page to initial filing of this Registration Statement on January 5, 2017)

101.INS#	XBRL Instance Document (as previously filed with the initial filing of this Registration Statement on January 5, 2017)

101.SCH#	XBRL Taxonomy Extension Schema Document (as previously filed with the initial filing of this Registration Statement on January 5, 2017)

101.CAL#	XBRL Taxonomy Extension Calculation Linkbase Document (as previously filed with the initial filing of this Registration Statement on January 5, 2017)

101.DEF#	XBRL Taxonomy Extension Definition Linkbase Document (as previously filed with the initial filing of this Registration Statement on January 5, 2017)

101.LAB#	XBRL Taxonomy Extension Label Linkbase Document (as previously filed with the initial filing of this Registration Statement on January 5, 2017)

101.PRE#	XBRL Taxonomy Extension Presentation Linkbase Document (as previously filed with the initial filing of this Registration Statement on January 5, 2017)

**	Filed herewith
#	Previously filed